
SEC MAIL
RECEIVED
SEP 05 2002
WASH. D.C.
161
PROCESSING
SECTION

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number – 1-15182

Report on Form 6-K

DR. REDDY'S LABORATORIES LIMITED
(Name of Registrant)

7-1-27, Ameerpet
Hyderabad, Andhra Pradesh 500 016, India
+91-40-3731946

(Address of Principal Executive Offices)

Indicate by check mark whether registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b).

Not applicable.

Table of Contents

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dr. Reddy's Laboratories Limited

(Registrant)

Date: 2/09/02

By: ______________________

(Signature)*

Santosh Kumar Nair
Company Secretary

* Print the name and title of the signing officer under his signature.


DRIVIN ROWTH

Dr. Reddy's Laboratories Ltd. | Annual Report | 2001–2002



DR.REDDY'S

DRIVING GROWTH

[illegible] 2001 2002

highlights

Sales

Driven by fluoxetine and international branded formulations, sales increased by 58% from Rs. 9,841 million in 2000–01 to Rs. 15,578 million (US$ 319 million) in 2001–02. Fluoxetine sales of Rs. 3,286 million (US$ 67 million) contributed to 21% of the total turnover. Without fluoxetine, sales grew by 25%.

International sales of branded formulations grew by 55% to Rs. 2,015 million (US$ 41 million), driven by the growth in sales to Russia. Overall

Earnings before interest, taxes, depreciation and amortisation (EBITDA) doubled from Rs. 2,606 million in 2000–01 to Rs. 5,314 million (US$ 109 million) in 2001–02. EBITDA margin increased from 26% in 2000–01 to 34% in 2001–02.

Profit after tax (PAT) more than trebled — from Rs. 1,445 million in 2000–01 to Rs. 4,597 million (US$ 94 million) in 2001–02. PAT

Research & Development

***An anti-diabetic* molecule** — DRF 4158 — was licensed to Novartis. This will fetch the company US$ 55 million through up-front and milestone payments.

***Eleven abbreviated new* drug applications** (ANDAs) were filed during the year in the US, taking total filings to 23.

On April 11, 2001, became the first Indian pharmaceutical company to list on the New York Stock Exchange.

In the fourth quarter of 2001-02, acquired BMS Laboratories and its subsidiary, Meridian Healthcare UK Limited, for £9 million. Meridian is a niche generic player with marketing rights to over 100 products.

Total Sales
COMBINED, RS MN
↑58%


15,578
9,841
↑25%
21%
2000–01
2001–02
FLUOXETINE

Branded Formulations
SALES, RS MN
↑23%


6,057
4,938
↑11%
↑55%
2000–01
2001–02
INTERNATIONAL
DOMESTIC

Active Pharmaceutical Ingredients
SALES, RS MN
↑16%


4,997
4,312
2000–01
2001–02

EBITDA
RS MN
↑104%


5,314
2,606
34%
26%
2000–01
2001–02
EBITDA MARGIN


DR. REDDY'S

Dr. K Anji Reddy
Chairman

Dr. Reddy's Laboratories Ltd.
7-1-27 Ameerpet,
Hyderabad 500 016. India
Tel : 91 40 373 1946
Fax : 91 40 373 1955
www.drreddys.com

July 24, 2002

Dear Stakeholders,

While the suspension of clinical development of Ragaglitazar (DRF 2725) is a temporary setback, I take this opportunity to share with you a few thoughts on Dr. Reddy's discovery research programme.

In 1993, when the Indian pharmaceutical industry had not even envisaged a change in the patent regime, Dr. Reddy's had initiated drug discovery effort in line with our vision to build a discovery-led global pharmaceutical company. Inspite of widespread skepticism, we forged relentlessly ahead and built a strong research foundation. We developed world-class skills and capabilities: Witness our product portfolio, scientific accomplishments and the wealth of intellectual property.

The Ragaglitazar developments hint at the risks inherent to the drug discovery process. Failures are an integral part of bringing to the market novel and innovative products that address significant unmet medical needs. While the result of further work on the tumour mechanism is awaited, I remain optimistic of the outcome. Despite the challenges we face, the company will continue to manage risks intelligently, balancing financial risk with return and control over the development process. We have been conscious of this fact and our strategies for drug development are aimed at mitigating risk while progressing towards our strategic intent.

Our exciting and growing product portfolio, our teams of brilliant scientists and entrepreneurial management of opportunities give me immense confidence in the future of our discovery efforts. Our strategy is fundamentally sound. And we strongly believe that the long-term future of your company lies in drug discovery. I'd like to take this opportunity to reiterate our commitment to our vision of becoming a discovery-led global pharmaceutical company and seek your support in doing so.

Regards

Dr. Anji Reddy

sales of branded formulations grew by 23% — from Rs. 4,938 million in 2000-01 to Rs. 6,057 million (US$ 124 million) in 2001–02.

With fluoxetine 40 mg, became the first Indian pharmaceutical company to launch a generic with 180–days marketing exclusivity in the US.

Sales of active pharmaceutical ingredients increased by 16% — from Rs. 4,312 million in 2000-01 to Rs. 4,997 million (US$ 102 million) in 2001-02.

margin stood at 30% of total turnover.

Return on capital employed (ROCE) increased from 19% in 2000–01 to 31% in 2001–02.

Return on net worth (RONW) increased from 26% in 2000–01 to 32% in 2001–02.

Earnings per share (EPS) grew from Rs. 22.83 in 2000–01 to Rs. 60.41 in 2001–02.

Eight of the 13 ANDAs pending with USFDA are para IV filings.

8 new drug master files (DMFs) filed during the year in the US, taking total filings to 26.

Promoted a new wholly owned drug-discovery service subsidiary — Aurigene Discovery Technologies, which will focus on automated medicinal chemistry, structural biology and structure-based drug design.

Profit after Tax
RS MN



↑218%
4,597
1,445
30%
15%
2000-01
2001-02
PAT MARGIN

Return on Capital Employed
IN %



↑1200 BASIS POINTS
19
31
2000-01
2001-02

Return on Net Worth
IN %



↑600 BASIS POINTS
26
32
2000-01
2001-02

Earnings per Share
IN RS



↑165%
22.83
60.41
2000-01
2001-02

board of directors

THE FULL BOARD AS ON 31 MARCH 2002

DR. K ANJI REDDY	Executive Chairman
G V PRASAD	Executive Vice-Chairman and CEO
SATISH REDDY	Managing Director and COO
DR. P SATYANARAYANA RAO	Non-executive and independent director
DR. V MOHAN	Non-executive and independent director
P N DEVARAJAN	Non-executive and independent director
RAVI BHOOTHALINGAM	Non-executive and independent director
DR. OMKAR GOSWAMI	Non-executive and independent director
DR. A VENKATESWARLU	Non-executive director
PROF. KRISHNA PALEPU	Non-executive and independent additional director

audit committee

Dr. Omkar Goswami (Chairman)
Dr. P Satyanarayana Rao
P N Devarajan
Ravi Bhoothalingam
Dr. A Venkateswarlu

compensation committee

Ravi Bhoothalingam (Chairman)
P N Devarajan
Dr. A Venkateswarlu
G V Prasad
Satish Reddy

remuneration committee

P N Devarajan (Chairman)
Ravi Bhoothalingam
Dr. Omkar Goswami
Dr. A Venkateswarlu

shareholders' grievances committee

Dr. P Satyanarayana Rao (Chairman)
G V Prasad
Satish Reddy

investment committee

G V Prasad (Chairman)
Satish Reddy
Dr. A Venkateswarlu

management committee

Dr. K Anji Reddy, (Chairman)
G V Prasad
Satish Reddy

registered office

7-1-27 Ameerpet, Hyderabad 500 016, India

auditors

For Indian GAAP
A Ramachandra Rao & Co.
and Bharat S Raut & Co. (Joint Auditors)

For US GAAP
KPMG

DEAR SHAREHOLDERS

2001-02 HAS BEEN an excellent year for your Company. Here are a few financial facts. Sales increased by 58 per cent to Rs. 15,578 million, or US$ 319 million. Earnings before interest, taxes, depreciation and amortisation (EBITDA) doubled to Rs. 5,314 million, or US$ 109 million. Profit after tax (PAT) more than trebled to Rs. 4,597 million, or US$ 94 million. And, earnings per share (EPS) grew from Rs. 22.83 in 2000-01 to Rs. 60.41 in 2001-02.

I am as happy as you will be with these results. But it is not my intention to dwell on the financial aspects of your Company. These are discussed in detail in the chapter on Management Discussion and Analysis.



Dr. K Anji Reddy CHAIRMAN

As a scientist, I subscribe to the dictum of George W. Merck, founder of the eponymous global pharmaceutical major, that the fundamental business of a drug company is not to make profits, but to produce medicines that cure diseases. And when a company successfully innovates and produces such drugs, profits take care of themselves. I will, therefore, use this opportunity to share with you my vision of Dr. Reddy's Laboratories, and how your Company is poised to realise this dream.

The vision of our 18-year old enterprise is as simple as it is difficult: "To be a discovery-led global pharmaceutical company."

We began in 1984 and, like some other players of that era in India, concentrated on strengthening reverse engineering capabilities to produce high quality bulk drugs and formulations at low costs, and sell them in the domestic market. The importance of these skills cannot be exaggerated, for they created the technological foundations for your Company's successful foray into the international generics market.

However, even in the early days, we realised that the ultimate accolade for a pharmaceutical company comes from the strength of its drug discovery programme and the size of its new chemical entity (NCE) pipeline. Consequently, we were one of the very few pharmaceutical companies in India that started investing in new drug discovery capabilities and research. And we did so even when we had far less money in the coffer.

THE ULTIMATE ACCOLADE FOR A PHARMACEUTICAL COMPANY COMES FROM THE STRENGTH OF ITS DRUG DISCOVERY PROGRAMME AND THE SIZE OF ITS NEW CHEMICAL ENTITY (NCE) PIPELINE.

MANY FELT THIS was a daunting task. Even today, I am often inundated by various "facts and figures": for every new drug that is launched, some 10,000 molecules fail; that the average cost of bringing an NCE to market is over US$ 800 million; and the time taken is anything between 10 and 12 years.

Our response to such data has been that in the area of discovery research we cannot be a prisoner of averages. The test of successful R&D driven pharmaceutical company should be its ability to consistently beat these so-called averages. Your Company exemplifies this tenet.

Your Company filed its first patent applications in USA in 1995, covering novel anti-diabetic & anti-cancer molecules. Despite having sales and market capitalisation that are significantly less by global standards, we have succeeded in creating a substantive NCE pipeline. Today, we have no less than 10 NCEs in various stages of development, of which two are at Phases II and III of clinical trial. Thus, our achievements in drug discovery reinforce our belief that there is little correlation between innovation and size.

LET ME GIVE A FEW examples of your Company's R&D and discovery programme. DRF-2725, one of our anti-Type 2 diabetic NCEs licensed to Novo Nordisk, has commenced Phase III clinical trials. DRF-2593, also addressing Type 2 diabetes and licensed to Novo Nordisk, is in late-Phase II trial. Yet another anti-Type 2 diabetic NCE, DRF-4158, has been licensed to Novartis. An anti-cancer NCE, DRF-1042, has completed Phase I clinical trial.

I have been told that a defining characteristic of a discovery-driven mid-sized US pharmaceutical company is that it has something like eight late-stage NCEs in its pipeline. Although Dr. Reddy's is far smaller in size, we should be able to meet this norm in the next five years. And, as we go forward, we will follow a calibrated strategy of licensing-out our molecules which facilitates our going up the value chain.

R&D requires state-of-the-art laboratories. By the middle of 2002-03, your Company will have five such facilities in India and the US. Three are already in business: Dr. Reddy's Research Foundation (DRF) and the new Technology Development Centre (TDC) at Hyderabad; and Dr. Reddy's US Therapeutics Inc. (RUSTI), located in Atlanta, USA. By September 2002, our subsidiary, Aurigene Discovery Technologies, will have set-up a highly specialised research laboratory in Boston, USA — the new global hub of discovery research. And Aurigene's Bangalore laboratories will go fully on-stream by December 2002.

LED BY DR. UDAY Saxena, recently appointed as the Chief Scientific Officer of the group, RUSTI is a bio-pharmaceutical company dedicated to discovery and design of novel therapeutics. The focus therapies are diabetes, inflammation, lipid metabolism, oncology and cardio-vascular diseases. RUSTI has developed a technology platform and a discovery approach based upon the CMS® pathway. A lead molecule in restenosis is currently in the late pre-clinical stage.

At the time of writing, data seems to suggest that RUSTI may have discovered a new gene that could be used as a novel target for the treatment of diabetes.

Aurigene is a post-genomic discovery services company that will focus on building skills in automated medicinal chemistry, structural biology and structure based drug design. The initial focus of Aurigene will be to establish alliances with pharmaceutical companies for chemistry and protein services and other related drug discovery activities.

We plan to leverage the strengths of each research facility to generate more discovery research and NCEs. RUSTI will use its molecular biology technology platforms for target identification, validation and high-throughput screening. Aurigene will use its skills in structure-based drug design to bridge the gap between structural biology and medicinal chemistry. DRF will use its strengths in organic chemistry and pharmacology for lead optimisation, lead profiling and pre-clinical trials. And, by focuses on chemistry process development, TDC will help in reducing the chemical cost of producing NCEs.

DISCOVERY RESEARCH, however, needs sustained funding. This brings me to the strategic role of generics in achieving the corporate vision of Dr. Reddy's. With a large number of block-buster drugs going off-patent by 2005, the global generics market is set to explode. Any company that successfully challenges patents in the US market will reap phenomenal benefits during the mandated marketing exclusivity period. Your Company's 58 per cent growth in sales in 2001-02 was very much due to the 180-days exclusivity granted to its fluoxetine 40 mg capsules.

The generics challenge, therefore, is to

IT TAKES COURAGE AND VISION TO LOOK BEYOND TODAY'S VICISSITUDES AND FIND HOPE. BUT IF WE DON'T SEIZE THE MOMENT AND CHALLENGE OUR CAPACITIES WE WILL REMAIN PYGMIES IN THIS WORLD OF GIANTS. THE FUTURE BELONGS NOT TO THOSE WHO MERELY SEEK OPPORTUNITY, BUT TO THOSE WHO CREATE IT...

DR. K ANJI REDDY

ensure that your Company gets the benefits of such marketing exclusivity for different formulations on a more or less regular basis. We have already filed 23 abbreviated new drug applications (ANDAs) with the US Food and Drug Administration. Of these, we have USFDA approvals for 10; and the 13 that are pending, including eight Para IV patent challenges, represent a potential annual market of US$ 11 billion. We are fairly confident of capturing a reasonable share of this potential market.

Generics is an important part of our business per se. But it assumes even greater significance to your Company as a source of finance for funding discovery research. We view generics as the instrument to generate cash for ploughing back into discovery.

I am an optimist. And the results of your Company over the last few years have renewed that optimism. I believe that within the next five to six years, Dr. Reddy's Laboratories should be able to fulfil its vision of being a discovery-led global pharmaceutical company. When that happens, it will be a great moment for the Company. And a greater moment for science in India.

Thank you for your good wishes and support.

DR. K ANJI REDDY
Chairman

Dr. Reddy's drug discovery program is at the heart of its vision—to be a global, discovery-led major. With 260 scientists focussed exclusively on discovery research, 23 patents, and a 9 molecule pipeline, it has built an array of discovery skills. The Research Foundation in India has world-class chemistry and strong pharmacology skills. Its Atlanta, USA lab focuses on early stage research skills, like target identification and high throughput screening. Aurigene, a discovery services unit, adds automated medicinal chemistry and structure-based drug design to the mix.



1994

Commenced: Drug discovery in metabolic disorders, cancer, inflammation & bacterial infections; one of the first Indian companies to do so

1995

Filed: Our first patent application in the US for anti-diabetic & anti-cancer molecules; currently 67 patents filed; 23 granted

1997

Out-licensed: Balaglitazone (DRF 2593), our first insulin sensitizer, to Novo Nordisk; the first from India

2001
Entered: Phase III clinical trials, Ragaglitazar, the first molecule in its class to enter this stage.

2001
Out-licensed: DRF 4158, first in class insulin sensitizer to Novartis
Established: Aurigene, a discovery services company in Bangalore; for structure-based drug design

2000
Entered: Phase II clinical trials, Balaglitazone and Ragaglitazar

2000
Commenced: In-house Phase I clinical trials for DRF 1042 (anti-cancer); first time in India

1999
Entered: Phase I clinical trial, Ragaglitazar (DRF 2725)

1999
Established: Atlanta US facility for target-based drug discovery

1997
Entered: Phase I clinical trials, Balaglitazone (DRF 2593)

1998
Out-licensed: Ragaglitazar (DRF 2725), our second insulin sensitizer, to Novo Nordisk

INVESTING IN DISCOVERY RESEARCH
Growing at a CAGR of 74%



2001-2002
519
3.3
2000-2001
268
2.7
1999-2000
124
1.5
1998-1999
99
1.4
R & D SPEND IN RS MN
% OF SALES



Dr. Reddy's API division is a proven manufacturer of bulk actives. Today, its emphasis is on building profitable revenue from exports to regulated markets like USA and Western Europe. It offers an unparalleled portfolio for the US market, and has tie-ups with large US generic companies. All six of its manufacturing facilities are USFDA inspected. Its state-of-the-art infrastructure gives it speed, flexible scale, competitive cost and its excellent process chemistry skills ensure that its portfolio keeps up with market needs. Apart from its own profitable operations, the vertical integration it offers makes it critical to the success of other divisions of Dr. Reddy's.

[illegible]84

Commenced: Operations at its first facility, Jeedimetla, manufacturing ibuprofen; currently has six multi-ton facilities

1986

Entered: International market, exported methyldopa to Germany

1988

Exported: Ibuprofen, to US, Japan, Spain, Italy, emerging as the largest exporter from India with over 400 MT in sales



2000
USFDA Inspection: Nizatidine and Domperidone facility, Pydibheemavaram; currently all six manufacturing facilities USFDA inspected

1997
USFDA Inspection: Ranitidine base, Ranitidine Form 1, Naproxen and Naproxen Sodium facility; Peddadevulapalli

1994
Established: Six new process chemistry laboratories; to boost R&D

1993
Established: Reddy Cheminor SA, our subsidiary in France; to address European market

1992
Established: Reddy Cheminor Inc.*, our subsidiary in the US; front-end for API sales

1987
USFDA Inspection: Ibuprofen facility, Jeedimetla; marks our first inspection

2002
Filed: Eight Drug Master Files (DMF); taking total to 26

1997
Developed: Doxazosin Mesylate; first after the innovator
Awarded: Best vendor from Organisation of Pharmaceutical Producers of India

1996
Launched: Naproxen, a non-steroidal anti-inflammatory drug; first time in India

1994
Launched: Dextromethorphan, an antitussive; first time in India

1993
Launched: Domperidone, an antiemetic; first time in India

1990
Exported: Norfloxacin and Ciprofloxacin to Europe and Far East; a first from India

APIs IN THE REGULATED MARKETS
Sales in Rs million and US DMF filings



1997-1998
572
6
1998-1999
938
1999-2000
904
16
2000-2001
1,374
2001-2002
1,742
26

*Now Dr. Reddy's Laboratories Inc.

The milestones and figures in graph are the consolidated for Cheminor Drugs Ltd. and Dr. Reddy's Laboratories Ltd.

generics



The generics business gives Dr. Reddy's a direct presence in first world markets. It has always had an export focus and has grown aggressively on the back of a slew of profitable products, successfully clearing inspections by USFDA, MCC and the MCA. Its path to value has taken the high risk, high return route, with a series of patent challenge products. Its current focus: innovate and build both technological and commercial skills to build capabilities for specialty products.

1994
Commenced: Work on Generics facility dedicated to US generics market

1997
Submitted: First Abbreviated New Drug Application (ANDA) for Ranitidine 75 mg tablets

1998
Regulatory Inspection: By Medical Control Council, South Africa
USFDA inspection: Ranitidine 75 mg tablets and Fluoxetine capsules



NDC 49884-743-11
FLUOXETINE
Capsules USP
40 mg
Rx Only

2002

Acquired: BMS Group, UK; a geographical expansion and foothold in the European market

2001

Awarded: 180-day market exclusivity in the US, for Fluoxetine 40 mg capsules; the first Indian company to win exclusivity

Filed: 12 ANDAs in the US, taking total to 23; 2 Dossiers in Europe taking total to 9

Filed: Our first NDA under Sec. 505 (b) (2) for Amlodipine Maleate

2000

USFDA Inspection: Ranitidine 150 mg and 300 mg, Omeprazole and Ciprofloxacin

Inspection: by Medical Control Authority, U.K.

Launched: Ranitidine 150 mg and 300 mg capsules in the US

1999

Submitted: ANDA for Omeprazole; one of the world's top-grossing drugs with Para IV certification

Alliance: With the US based Par Pharmaceuticals Inc.; for marketing in the US

REGULATORY FILINGS AND APPROVALS, BY GEOGRAPHY

ANDA filings address a US$ 13 bn market

FILINGS



24
9
3
5
1
1
43

APPROVALS



10
2
1
4
1
1
19

TENTATIVE APPROVALS



2
2

FY 02 FILINGS



11
2
8 out of 13 ANDAs are patent challenges
13



US
CANADA
NEW ZEALAND
EUROPE
SOUTH AFRICA
AUSTRALIA

The branded formulations business has evolved from a Indian market player to a global organisation. Starting with brands based on its own formulations, it has grown through brand and company acquisitions, a valuable product mix, distribution strength, and therapeutic area focus to become one of the country's largest players. The figures: from Rs. 4.7 mn. in 1987 to Rs. 6,057 mn. in 2002. In addition, alliances and joint ventures have helped rapidly grow its international operations, which are key to its move up the value chain. Dr. Reddy's branded formulations are marketed in countries across Russia, CIS, Latin America, South Asia, China and Africa.



Commenced: Operations with one facility; currently has four facilities

1987

Launched: Norilet, a neuropsychiatry drug; Dr Reddy's first recognised brand in India

1989

Launched: Enam, our first Enalapril drug; currently No. 2 in this segment in India

1991

Launched: Omez, our first Omeprozole drug; currently No. 1 in this segment in India

2001
Acquired: Senquel, Stolin, Clohex, S-Flo, Hetrohex, and in-licensed Fittydent in dental care segment; propelled to No. 1 in this segment in India
Divisionalised: Field force to reinforce therapy and brand focus
Established: Kunshan Rotam Reddy Pharmaceutical Co. Ltd., our joint venture in China

2000
Acquired: Deviprost, Dinoripe and PG Tab; to strengthen women's healthcare portfolio
Established: S-Team, a Continuing Medical Education initiative for medical practitioners

1999
Acquired: India based American Remedies Ltd.; strengthened dermatology, gastro-intestinal and respiratory portfolios; marks entry into naturals

1998
Acquired: Dicynene, Styptovit, Styptochrome and Styptomet to enter styptics; Doxt, to strengthen antibiotic portfolio

1997
Acquired: Clamp and Riflux; to strengthen antibiotic and antacid portfolio; Becelac, entry into multivitamin segment

1995
Established: Reddy-Biomed; our joint venture in Russia

1992
Entered: Russia; our single largest international market

2001
Expanded: Presence in Latin America to 11 countries in this region

2000
Expanded: Presence in Africa, to eight countries in this region

1998
Launched: Velocit, a pregnancy test kit; our foray into women's healthcare in India

1997
Launched: Reclide, our first Gliclazide drug; currently the No. 1 in this segment in India

1996
Launched: Nise, a Nimusilide drug; currently No. 1 in this segment in India

1995
Entered: Asia; currently present in 10 countries in this region

1994
Launched: Stamlo, an Amlodipine drug; currently No. 1 in this segment in India
Entered: Eastern Europe and CIS; currently present in 10 countries in these regions

REVENUE BY THERAPIES
Share of total revenue, % and Absolute Revenue Growth ↑

	FY 01 REVENUES: RS 3.6 BN	FY 02 REVENUES: RS 4 BN	Growth
CARDIOVASCULAR	22%	23%	↑19%
PAIN MANAGEMENT	15	19	↑49%
GASTRO INTESTINAL	19	19	↑11%
ANTI-INFECTIVES	18	16	↑1%
SPECIALITY	16	13	↓6%
NATURALS	11	9	↓13%

BEYOND THE FIRST STEPS

CRITICAL CARE DIVISION

IN THE CRITICAL CARE DIVISION (CCD), our vision is to create a strong base in specialty segments for a sustainable long-term competitive advantage. To meet this objective, opportunities and issues have been identified and strategies formulated to exploit the opportunities.

Currently, the CCD deals with high value low volume oncology products. The Oncology market is a fast growing segment, with more and more players vying for a share of this pie. The last few years have seen the entry of some players in this market. The total Oncology market in India is estimated to be approximately Rs. 250 crores growing at a rate of 20%. This segment is growing at a rate faster than that of the industry.



Liquid Chromatograph – Analytical facility at emerging businesses

There are 22 players in the Indian Oncology market. The CCD of Dr. Reddy's has taken a big leap from 4th rank in the year1999-2000 to 2nd rank in the year 2000-2001 and as on date enjoys the leadership status. Most of the products launched by CCD have achieved leadership status in their respective groups. Such a commendable performance has been possible only because CCD has been able to successfully differentiate itself from the rest.

CCD recorded a sale of Rs. 25.6 crores in financial year 2001–02 with a revenue growth rate of 40% over the last financial year. Financial year 2001-02 also witnessed Dr Reddy's foray into the field of biotechnology with the launch of Grastim a brand of G-CSF. On annualised basis Grastim is the market leader not only in terms of units but also in terms of value. In the financial year 2002-03, CCD intends to maintain and consolidate the pole position in the Oncology segment and continue to widen the gap vis-a-vis competition. The beginning of FY 2002-03 marked the entry

RMED WITH A HIGHLY MOTIVATED AND COMMITTED TEAM, A COMPELLING CORPORATE IMAGE AND A RADICAL MARKETING APPROACH, THE CRITICAL CARE DIVISION IS ALL SET TO CAPTURE THE EMERGING OPPORTUNITIES.

of CCD in the prostate cancer market by being the first company to introduce Bicalutamide in the Indian market. CCD's endeavour is to increase turnover but also sustain profitability.

Armed with a highly motivated and committed team, a compelling corporate image and a radical marketing approach, the CCD is all set to capture the emerging opportunities. The salient features of the key processes are creativity and innovation. Significant emphasis has been put on various social causes through support services, awareness and education programs, which will enhance the corporate image as a research based and a caring health care company.

With its holistic approach to customer delight, CCD strives to provide a rational product mix, add new products to complement the existing range. It relies on unquestionable quality and the spirit to innovate for a healthier life.

BIOTECHNOLOGY

- BIOTECHNOLOGY DIVISION was set up in 1998 with a mission to develop a totally indigenous bio-generics technology platform that can offer Indian consumers generic versions of imported therapeutic recombinant proteins at affordable prices.
- MADE A CAPITAL INVESTMENT of Rs. 100 million in this division.
- RECRUITMENT of a team consisting of 48 members to work in various projects relating to biotechnology.
- COMPLETE PRODUCT DEVELOPMENT capability from molecular biology, fermentation, protein purification, cell culture to production at a commercial scale.
- EXPERTISE IN multiple expression systems like E.coli, yeast and mammalian cells.
- LAUNCHED INDIA'S FIRST totally indigenous biotechnology product, GRASTIM in July 2001, with no technical tie-ups or collaborations with academic institutes or companies outside India.
- A GOOD BASKET of other bio-generic products at various stages of development for launch in the future.

custom chemical services

COST-EFFECTIVE QUALITY RESEARCH



URRENTLY IT TAKES 10-15 years for a drug to traverse from laboratory to market. The expenses during this journey amount to approximately US$ 800 and more. The sequencing of the human genome has increased expectations from the pharmaceutical sector to accelerate the entry of drugs into the market. In this scenario, companies are beginning to focus on decreasing the drug development timeline and expenses by introducing effective technologies as well as outsourcing strategies. Dr. Reddy's has taken an initiative to stay ahead in this game. Standing evidence is the Technology Development Centre(TDC) at Miyapur. An extension of the process development facilities and services, TDC is a part of the Custom Chemical Services, an independent business unit of Dr. Reddy's Group.

SBU Custom Chemical Services(CCS) provides services in Custom Synthesis, Contract Manufacture and Supply of Key Intermediates. The objective of CCS is be the preferred partner for innovator companies and providing a complete range of chemical services that are necessary to take their innovations to the market speedily and more efficiently. The focus of this business unit is to leverage on skills in process development, analytical development and cGMP manufacture to cater to various needs of innovator companies.

CCS has a competent team comprising research scientists, organic chemists, process engineers and project coordinators dedicated to offering customised solutions to the customer's needs, from the preclinical stage until commercialisation. Feasibility responses are provided promptly ensuring that the customer is given rapid feedback on enquiries.

Over the years, CCS has built an extensive knowledge base in multi-step organic synthesis, polymorphism and in the handling of specialised technologies such as stereoselective chemistry, chemical resolution, amino-acid and carbohydrate chemistry to name a few.

Dedicated resources are backed by the flexibility to produce quantities with scales ranging from initial gram requirements and kilograms to multitons. CCS has dedicated to cGMP capacities to meet the outsourcing requirements for key intermediates and major bulk actives. Dr. Reddy's has three cGMP pilot plants and six USFDA inspected facilities, with a history of numerous European and US regulatory submissions. CCS is well equipped to address all kinds of synthesis needs and is backed by complete



Kilo Lab Facility at Technology Development Centre

infrastructure to meet Safety, Health and Environment norms.

TDC is a dedicated back-end facility of Custom Chemical Services. The Centre has well-resourced synthetic organic chemists laboratories to cater to the needs of Chemical Development of Dr. Reddy's molecules, Contract Research and Custom Synthesis for innovator companies.

TDC INFRASTRUCTURE

- 14 synthetic organic chemistry labs
- Effluent treatment lab
- Chemical hazard evaluation lab
- Design and process optimisation lab
- State-of-the-art analytical labs
- All-glass assembly labs
- A Kilo lab with the following features:
  - Floor space of 10, 000 sq. feet
  - 25-litre to 250-litre reactors SSR, GLR (Stainless Steel Reactors, Glass Line Reactors)
  - Cryogenic system (-73°C)
  - High temperature reaction system (300°C)
  - Dry reaction assembly
  - Computerised reactors
  - Class 100,000 clean room

safety, health and environment

BEYOND TREATMENT



AT DR. REDDY'S, Safety, Health and Environment is an integral part of the business. Commitment to environmentally appropriate behaviour is an important part of its values. This commitment is expressed in the Safety, Health and Environment (SHE) Policy, which aims to protect the environment in which we operate and to ensure health and safety of its employees, contractors, visitors and the community.

Over the years, Dr. Reddy's SHE practices have evolved from an end-of-pipe approach— treating generated waste—to one that attempts to minimise pollutants at the source. The SHE management now emphasises three kinds of responses: Avoid, Minimise and Treat.The most preferred response is to avoid the generation of waste by better processes; then to minimize the impact on environment, wherever possible, through process modifications and lastly to treat whatever is the residual impact.



ZERO DISCHARGE facility at Bulk unit



HE PRACTICES HAVE EVOLVED FROM AN END-OF-PIPE APPROACH— TREATING GENERATED WASTE—TO ONE THAT ATTEMPTS TO MINIMISE POLLUTANTS AT THE SOURCE.

BULK MANUFACTURING FACILITIES

DR. REDDY'S BULK MANUFACTURING facilities aim at a robust waste management infrastructure that is not product specific. The target is to continuously upgrade the facilities.

This effort is reflected in its investments. In 2001-2002, the SBU Bulk Actives of the Company spent more than 15 % of its capital expenditure on setting up Environment Management Systems. A similar proportion is targeted this year as well. The results are visible in reduced water consumption and lower effluent discharges. One of our units is progressing towards zero effluent discharge facility. All the bulk facilities have streamlined solid waste disposal to a secured landfill site and to authorised third parties. The organic fraction of the solid wastes are reprocessed as fuel at some of our facilities.

The environmental impact of any new activity needs to be evaluated before its commencement. At the bulk facilities, a process named "Symphony" assesses the environmental impact of each product from the initial stages of product development.

GENERICS PLANT

DR. REDDY'S GENERICS FACILITY meet the highest international standards in drug manufacture. Its desire to match this on the environmental front led to its implementing the Environmental Management System (ISO 14001 Standard). The facility has obtained ISO 14001 certification in the month of May 2002.

EMERGING BUSINESSES

CYTOTOXIC DIVISION

The Cytotoxic division is being built to meet the USFDA standards. SHE practices are integrated into the design, covering every aspect of handling the product in both bulk and formulation stages. The facilities are being designed with total containment philosophy, to ensure minimal exposure of the product to the person.The facility is being continuously evaluated from the engineering process angles to avoid and minimize the discharge impact from the inception of the facility.

PEOPLE AND PERFORMANCE



THE LAST YEAR HAS BEEN characterised by change. From mergers to acquisitions to restructuring, Dr. Reddy's has traversed the path of transformation. Remarkably, it has been a fairly painless journey, made possible by the strategic approach adopted to manage the people side of the transformation. The strategy has been founded on the basis of sound HR philosophy, principles and policies.

In the process of organisational transformation, the entire HR function has itself undergone a major restructuring. A delicate balance has been struck between centralisation and decentralisation in order to enhance responsiveness and stakeholder satisfaction. The organisation is reaping the benefits in several ways. In an all-India rating, Dr.Reddy's has been rated the 13th best employer overall and the top rated employer in the pharmaceutical industry.

At the highest level, HR contributes to corporate governance through the formation of Management Council, which is a watchdog for organisational health and the strategy formulation body. At a functional level, talent acquisition, development and deployment are the key focus areas besides articulating critical processes to enhance performance orientation.

Talent acquisition is an integral part of our change management. For the first time at Dr. Reddy's we have embarked upon widespread campus recruitment. After a rigorous screening of 1500 applications, 15 offers have been made. In addition, 15 experienced candidates have been selected from the Indian Institutes of Management and Indian School of Business for lateral entry. As a part of our journey towards becoming a global pharmaceutical company, global recruitment has been given new momentum.

Equally challenging is the task of talent management. Dr. Reddy's has always adopted an integrated approach towards managing human capital. Key strategic initiatives like management development, leadership development, building performance driven culture have been kick started during the last one year. Major milestones are:

- VARIABLE PAY has been introduced for all the executives, which is arrived at based on the performance of the individual, the business unit and the overall organisation.
- ATTRITION At the organisation level, the attrition rate has been limited to 5% (excluding the field sales force).
- TALENT ACQUISITION In India, the senior management team has been



DOPTING A COMPETENCY-BASED FRAMEWORK IS ALSO CONTRIBUTING TO MAKING PEOPLE MANAGEMENT MORE SCIENTIFIC AND SUSTAINING A PERFORMANCE-DRIVEN CULTURE.

strengthened with the addition of about 33 people at the level of Senior Manager and above. Strategic positions in the area of business development and marketing are filled in by extremely competent professionals in the USA. Timothy C. Crew as Executive Vice President of U.S. Business Development, Mark T. Hartman as Executive Vice President, Sales & Marketing, and Jeff Weiss as Vice President, Sales have joined the organisation. The Intellectual property Management team has also been expanded to sharpen the competitive edge of the organisation.

- VRS and exit of poor performers: A voluntary separation scheme was announced in January 2002 to keep pace with productivity; 63 workmen have opted for this scheme and the entire process has been managed smoothly. In addition, about 10 executives are facilitated to exit the organisation due to poor performance.
- EMPLOYEE STOCK OPTION PLAN (ESOP) has been implemented during the year with grant-size linked to performance.
- LEADERSHIP is a key pillar for organisation building and managing change in a dynamic global scenario. A structured process of Leadership Development aimed at the top 50 positions of strategic importance has been initiated.

With our company expanding globally and rapidly, it is important to have a common thread that binds all the employees together. Dr. Reddy's has chosen values to be the common thread. Moving forward, a focus on organisation-wide values, communication and education are planned to build a shared understanding.

Innovation pervades across functions and hierarchies. Human resources function is no exception. The concept of self-managed teams (SMT) has been introduced at the upcoming manufacturing facility at Yanam. These teams take ownership of the process and products. The very foundation of such teams is structured cross-functional training to make individuals multi-skilled. An innovative process of performance assessment has been initiated wherein the leadership team and high-potential employees are provided with an opportunity to present their contribution to the organisation. A panel consisting of the CEO, COO and the management council members review their performance. Adopting a competency-based framework is also contributing to making people management more scientific and sustaining a performance-driven culture.

dr. reddy's foundation

MORE THAN PHILANTHROPY



THE DR. REDDY'S FOUNDATION was started in 1996 as an innovative experiment in poverty alleviation, targeted at economically vulnerable children, youth and women who run households. The Foundation has grown impressively, in terms of its development philosophy, financial size and impact. It has become an effective agent of Dr. Reddy's social commitment and its sound operational principles have attracted support from the best of the national and worldwide development organisations—CRY, UNICEF, UNDP-USAID, Plan International and the Aga Khan Foundation-European Commission.



The Foundation is distinguished by its paradigm for business-government-citizen partnership. It has increased its impact over the last six years evolving approaches that act as force–multipliers of its initiatives. These are: moving from charity to philanthropy; from cheque writing to mentoring; from direct action to collaborative change management; from providing to building an enabling environment. It is also committed to concurrent public audit.

The foundation has received, over six years, Rs. 7.0 crores from Dr. Reddy's Laboratories to support core costs and seed support to new programs. Nearly Rs. 5.0 crores have been invested by non Dr. Reddy's sources for direct program costs, from UNICEF, , UNDP-USAID, Plan International and the AKF-European Commission.

GUIDING PRINCIPLES

The philosophy evolved by the Dr. Reddy's Foundation guides its work ways, and has three pillars.

They are:

1 CATALYSE CHANGE by innovating a program or identify a target area, such as a new-economy oriented livelihood program for school drop-outs. In general, the Foundation

THE HIGHEST PATRIOTISM AND PHILANTHROPY CONSISTS... IN HELPING AND STIMULATING MEN TO ELEVATE AND IMPROVE THEMSELVES BY THEIR OWN FREE AND INDEPENDENT INDIVIDUAL ACTION.

aims to catalyse, build a self-sustaining project and withdraw, and repeat the cycle with other projects.

2 BUILD COLLECTIVE STAKEHOLDING The Foundation mobilises sustainable financial and non-financial resources from among business, urban administration and education departments, media and citizen leaders. Programs are created by contributors and all stakeholders in the project, who have a direct interest in the program's success.

3 FACILITATE MENTORING by identifying mentors to provide critical support for change management initiatives. Idea mentors contribute new ideas; program mentors help implement and add substance to the idea; network mentors such as UNICEF speed the programmes progress by using their network to identify partners and skill sets; resource mentors contribute manpower, money or material.



THE PROGRAMS

Three programs currently define the work of the foundation.

THE CAP, OR CHILD AND POLICE PROJECT

CAP REACHES 4250 children; it aims to rehabilitate child workers by turning them into students. It brings together citizens, the City Police, corporates and policy makers, building consensus on the far-reaching benefits of getting children away from worksites and into school. The approach aims to supplement rather than supplant their families' income. Children enter the school system through five Bridge schools, which also serve as community resource centres. Parents, teachers, employers are all involved as stakeholders, and the schools have developed well beyond their original conceptions. The forward vision: to sustain the movement even after the schools are weaned from DRF-CAP support; to partner a process of up-scaling and replication; to emerge as an example of best practices for protecting child labour through schooling.

LABS (LIVELIHOOD ADVANCEMENT BUSINESS SCHOOL)

LABS AIMS TO help economically disadvantaged youth enter the competitive job market. In three years, it has been able to demonstrate the mentoring paradigm to transfer the most successful business strategies, livelihood and social skills, venture development support. Youth from the poorest sections are identified and given skills and thus the potential to earn both steady incomes and dignity. A public-private partnership, LABS draws on a mentor group of municipalities, civic bodies, police, citizens groups, NGOs, professionals and corporations, for inputs like curricula, advice or placement assistance. Advice on the young trainees' personal life is also provided by student mentors. LABS' success is measured by its replication beyond Hyderabad: a Chennai LABS is under way; LABS at Cochin, Mumbai, Pune and Bangalore and three sites in Andhra Pradesh are planned.

CLOTHESBANK

CLOTHESBANK AIMS to promote the culture of simple giving among citizens, corporates and the growing affluent middle class through the medium of used clothes.

GRANT PROJECTS

GENETIC DISEASE MANAGEMENT-NEWBORN SCREENING

DR. REDDY'S FOUNDATION for Human and Social Development (DRF-HSD) is the country's first NGO to support the New Born Screening Program at the Centre for DNA Fingerprinting and Diagnostics in Hyderabad.

The screening program, modelled on those in the developed world, is the first of its kind in India, the main objectives being to prevent mental disability by early detection and intervention common congenital metabolic defects.

In two and a half years since its initiation, 12,000 newborns were tested from four major government maternity hospitals in Hyderabad for amino acid disorders, primary hypothyroidism, congenital adrenal hyperplasia, G6PD deficiency, galactosemia, sickle cell disease, cystic fibrosis and biolinidase deficiency. These tests were done on an automated system by enzyme immunoassay.

This study revealed, for the fist time in India, the high prevalence of congenital hypothyroidism in 1 out of 1760 newborn babies tested. The babies are being successfully treated from day 12-15, saving them from mental deficiency.

FTER AN HOUR AT ROSHNI I LEFT WITH A PROMISE TO MYSELF NOT TO GIVE UP ON LIFE... HOWEVER TOUGH MY SITUATION MAY SEEM I WOULD ALWAYS MAKE IT THROUGH THE TOUGH TIMES... "

A BENEFICIARY

Similarly, congenital adrenal hyperplasia was found to affect 1 in 1960 newborns. These babies are on replacement therapy and families are being counselled. G6PD is the third most prevalent, followed by galactosemia. Transient tyrosinemia is common among the newborn that require follow-up.

Screening is highly cost effective. A family that quits smoking 9 packs of cigarettes a week can save a newborn from for mental retardation. Diagnosis of congenital hypothyroidism and initiation of treatment costs Rs. 500; managing a retarded child costs upto one lakh, apart from the psychological stress.

ROSHNI

WITH GROWING COMPETITIVE STRESS, crises abound. Accumulated stress can lead to suicidal thought or behaviour.

ROSHNI, a support group for the depressed and suicidal was born in 1997, when three girls, Poonam, Madhu and Shashi, met Dr. Reddy, who assured them of complete and continual support for their project. It has grown to a group of 28 volunteers and has so far dealt with over 9000 cases.

Trained volunteers at Roshni try to understand these situations and experiences; to alleviate the individual and social conditions that lead a person to suicidal behaviour and thus prevent suicide.They answer around 150 calls per month, providing emotional understanding that becomes a protective factor. The counselling helps the person cope, develop resilience, realise their own responsibility.

Members of Roshni visit schools, to counsel students to help them cope with studies, career problems, or family pressures. The team, comprising students, survivors, doctors or other professionals conduct workshops, seminars to create awareness about the art of living, responsibility of an individual, family connection, relationship and provide the supportive service.

The members aim to reach out through its networking and new centres and generate community involvement to fight the conditions that lead to suicidal behaviour which affects the individual, families and the community at large.

economic value

EVA – Economic Value Added®

RS. IN MILLION

	2002	2001	2000	1999
Shareholders funds	14580	5533	4768	4205
Debt component	138	3754	3963	3021
Total capital employed – a	14718	9287	8731	7226
Operating Profit before Interest & Tax - PBIT	4817	2158	1236	1188
Return on capital employed	32.7%	23.2%	14.2%	16.4%
Weighted average cost of capital	12.7%	13.1%	13.5%	14.3%
Return - cost spread – b	20.0%	10.2%	0.6%	2.1%
Economic Value Added (a*b)	**2945**	**945**	**56**	**151**

®EVA is a registered trademark of Stern Stewart & Co.

Economic Value Added
IN RS MN.


151
56
945
2945
1999
2000
2001
2002

brand valuation

THE DICTUM in any knowledge-driven industry is certum ex Uncertis, that is "Certainly out of Uncertainity".

In the free market economy, we operate, building tangible assets that will serve as competitive advantages in the transient period. The only durable competitive advantage in this scenario would be to build strong brand equity and add value and strength to our delivery system.

For the sixth consecutive year, Dr. Reddy's has attempted to put a rupee figure to its efforts to build a strong brand.

The Interbrands earnings Multiple Approach has been used to evaluate the "Dr. Reddy's" brand.

An inflation factor of 6% has been assumed.

The brand strength is a composite of seven internal attributes.

Value of Dr. Reddy's Brand

RS. IN MILLION

	2002	2001	2000
Profit Before Interest & Tax	4817	2158	1236
Non recurring & non brand income			
Extraordinary items	1149		
Non brand income	-444	-108	-62
Adjusted profit	5521	2050	1174
Inflation compound factor	1	1.06	1.12
Present value of brand profits	5521	2173	1319
Weightage factor	3	2	1
Weighted profits	3705		
Remuneration of capital @ WACC	1871		
Brand related profits	1833		
Tax @ 8.3 % *	152		
Brand earnings	1681		
Multiple applied	20		
Dr. Reddy's Brand Value	**33626**		

* Excludes deferred tax Liability

market value added

"MARKET VALUE ADDED" is a supplementary technique used to evaluate a company's performance in stakeholder value creation. Market Value Added (MVA) is the excess of the market value of the Company over the value of investors' capital. In contrast to the economic profit, which is the value added by the Company over a given period, the MVA is a measure of the investor's perception of value added.

MVA: Current Market Value of Debt & Equity – Book value of Debt & Equity.

Market Value added
IN RS MN.


11806
33623
36459
45948
1999
2000
2001
2002

MVA–Market Value Added

RS. IN MILLION

	2002	2001	2000	1999
Current Market Value of debt	138	3754	3963	3021
No of O/s shares (Mn)	77	32	32	32
Share price details				
High for 2001-02	1150	1494	1500	616
Low for 2001-02 *	432	1159	939	396
Average price 2001-02	791	1327	1213	506
Average market value of equity	60527	41992	38391	16011
Market value of debt & equity	60666	45746	42354	19032
Book value of debt & equity	14718	9287	8731	7226
Market Value Added	**45948**	**36459**	**33623**	**11806**

* High price recorded in November 2001 post stock split. Low recorded in April 2001 – adjusted for stock split

total shareholder's return

"TOTAL SHAREHOLDER'S RETURN" (TSR) represents the change in capital value of a company over a period of one year, plus dividends, expressed as a % of gain or loss of the beginning capital value.

To bring in more accuracy into measuring the Total Shareholders' Return, the debt component has been eliminated from the capital value.

TSR–Total Shareholders Return

RS. IN MILLION

	2002	2001	2000	1999
Closing capital value	14580	5533	4768	4205
Beginning capital value *	11315	4768	4205	3616
Additions	3265	764	563	589
Dividend	574	126	122	122
Total	**33.9%**	**18.7%**	**16.3%**	**19.7%**

* Adjusted for share capital increase in 2001-2002

Total Shareholders Return %


19.7%
16.3%
18.7%
33.9%
1999
2000
2001
2002

directors' report

DEAR MEMBERS


YOUR DIRECTORS take great pleasure in bringing you this report for the financial year 2001-2002, a year that witnessed tremendous growth for the Company.

The financial highlights of the year were

RS. IN THOUSANDS

	2001-2002	2000-2001
Income	16,516,347	10,016,002
Gross profit	5,181,915	2,180,628
Depreciation	474,187	425,145
Profit before tax	4,707,728	1,755,483
Taxation		
Current tax	395,280	310,810
Deferred tax expense/(benefit)	(284,057)	—
Net profit for the year	4,596,505	1,444,673
Add: Profit and loss brought forward	149,871	6,363
Less: Loss of erstwhile American Remedies Limited for the year ended March 31, 2000	—	(114,711)
Add: Transferred from investment allowance reserve	—	287
Add: Transferred from debenture redemption reserve	142,494	—
Total available for appropriation	4,888,870	1,336,612
Appropriations:		
Transfer to debenture redemption reserve	—	47,498
Interim dividend paid	382,580	—
Tax on interim dividend	39,023	—
Proposed dividend on equity shares	191,290*	126,355
*(subject to deduction of tax)		
Tax on proposed dividend	—	12,888
Transfer to general reserve	3,500,000	1,000,000
Balance carried forward	775,977	149,871

DIVIDEND

THE BOARD OF DIRECTORS of the Company at its meeting held on October 31, 2001, declared a special interim dividend of Rs. 5/- for each equity share of Rs. 5/-. The dividend was paid to the shareholders on November 26, 2001.

Your Directors are pleased to recommend a dividend of Rs. 2.50 per equity share of Rs. 5/- for the financial year 2001-2002. The dividend, if approved at the ensuing annual general meeting, will be paid to those shareholders whose name appear on the register of members of the Company on August 20, 2002.

This dividend along with the interim dividend of 100%, which has already been paid, raises the total dividend for the financial year 2001-2002 to 150%.

MERGER WITH AMERICAN REMEDIES LTD.

THE ASSETS AND LIABILITIES of erstwhile American Remedies Ltd. were transferred and vested with the Company pursuant to the orders of High Courts and Madras and Andhra Pradesh respectively. The merger has been made effective from April 1, 1999 as per the orders of the courts above.

As provided in the scheme of merger,

4,585,070 equity shares of erstwhile American Remedies Ltd. held by the Company stand extinguished. The shares of erstwhile American Remedies Ltd., which were not held by the Company, were exchanged with the shares of the Company during the year.

EQUITY SHARE CAPITAL

DURING THE YEAR, the Company issued 6,612,500 equity shares of Rs. 10/- each as underlying shares to ADRs.

The Company also completed the exchange of shares with the erstwhile American Remedies Ltd. that merged with the Company with retrospective effect from April 1, 1999. Pursuant to the scheme of merger 56,694 equity shares of Rs. 10/- were issued to the shareholders of erstwhile American Remedies Ltd. on September 24, 2001. The ratio of exchange was one share of the Company for every twelve shares in erstwhile American Remedies Ltd.

Pursuant to the resolution passed by the shareholders at the 17th annual general meeting, 50,000,000 equity shares of Rs. 10/- each were sub divided into 100,000,000 equity shares of Rs. 5/- each w.e.f. October 25, 2001.

MANAGEMENT DISCUSSION AND ANALYSIS

A DETAILED DISCUSSION on the industry structure, development, opportunities, threats, review of operational performance and risks is forming part of this report and is annexed herewith.

ADDITIONAL INFORMATION TO SHAREHOLDERS

AS IN EARLIER YEARS intangible valuation, corporate governance, and share related information is provided for in the annual report.

EMPLOYEE STOCK OPTIONS SCHEME

PURSUANT TO THE RESOLUTION passed at the 17th annual general meeting of the Company held on September 24, 2001, the Board constituted a Compensation Committee to administer the employees' stock option scheme of the Company.

The Compensation Committee, at its meeting held on January 29, 2002 allotted options to the following employees:

SR. NO.	NAME	NO. OF OPTIONS GRANTED
1	Timothy Crew	44,500
2	Cameron Reid	50,000
3	Andrew J Miller	30,000
	Total Options granted	1,24,500

The employees' stock options scheme of the Company provides for grant of options at a price not less than previous thirty days' weighted average price of the equity shares of the Company on the stock exchange, on the date of the grant.

No options have been vested in the employees and hence no options were exercised during the year. The total number of options in force as on March 31, 2002 was 1,24,500.

review of the subsidiary performance

AURIGENE DISCOVERY TECHNOLOGIES LTD.

AURIGENE DISCOVERY Technologies Limited has been incorporated during the year and is being positioned as a partner to pharmaceutical and biotechnology companies and will help them to address their constraints and needs in the drug discovery process. The Company aims to be a global discovery support organisation. The Company is in the process of establishing its facilities in Bangalore and Boston.

ZENOVUS BIOTECH PRIVATE LTD.

ZENOVUS BIOTECH Private Ltd. is a *wholly owned subsidiary involved in* building a technology platform for monoclonal antibodies. The Company is yet to commence operations on a commercial scale.

COMPACT ELECTRIC LTD.

COMPACT ELECTRIC Ltd. recorded a turnover of Rs. 94,442 thousands for the year ended March 31, 2002 as against Rs. 60,789 thousands for the year ended March 31, 2001, an increase of 55.4%. Net loss for the year was Rs. 7,810 thousands as compared to Rs. 8,374 thousands for the previous year ended March 31, 2001. The Company has generated cash profits for both the years.

DRL INVESTMENTS LTD.

DRL INVESTMENTS LTD. is a wholly owned subsidiary of our Company. For the current financial year, the Company has incurred a loss of Rs. 21 thousands as against Rs. 20 thousands for the corresponding previous year.

CHEMINOR INVESTMENTS LTD.

CHEMINOR INVESTMENTS Ltd. incurred a loss of Rs. 2 thousands for the year ended March 31, 2002 as compared to a loss of Rs. 3 thousands for the previous year ended March 31, 2001.

REDDY PHARMACEUTICALS HONG KONG LTD.

REDDY PHARMACEUTICALS Hong Kong Ltd. registered sales of US$ 4,733 thousands for the year ended December 31, 2001 as compared to US$ 2,017 thousands for the year ended December 31, 2000, which marks a growth of 134.6%. Net profit for the current year as well as the previous year was US$ 90 thousands. The Company declared a dividend of US$ 75 thousands for the year ended December 31, 2001.

REDDY BIOMED LTD.

REDDY BIOMED Ltd recorded a decrease in turnover of 57.5% to Rub 226,110 thousands for the year ended December 31, 2001 as against Rub 531,814 thousands for the year ended December 31, 2000. Net loss for the year was Rub 45,645 thousands as compared to a net profit of Rub 10,818 thousands for the previous year.

DR.REDDY'S FARMACEUTICA DO BRASIL LTDA.

DR.REDDY'S FARMACEUTICA Do Brasil Ltda., a wholly owned subsidiary of our Company has been incorporated to establish operations in critical care products in the Brazilian market. Commercial operations has not commenced and the Company incurred a loss of Real 218 during the year ended December 31, 2001.

DR. REDDY'S LABORATORIES INC.

DURING THE CURRENT YEAR, the name of Reddy Cheminor Inc. has been changed to Dr. Reddy's Laboratories, Inc.. The Company recorded a turnover of US$ 125,647 thousands for the year ended March 31, 2002, a jump of 240.7% as against US$ 36,875 thousands for the previous year ended March 31, 2001. Revenues for the current year includes revenues from Fluoxetine Capsules 40 mg for which the Company had been granted 180 days marketing exclusivity by USFDA. Net income for the year ended March 31, 2002 was US$ 845 thousands as compared to a net loss of US$ 427 thousands for the previous year ended March 31, 2001.

REDDY CHEMINOR S.A.

REDDY CHEMINOR S.A recorded a 6.0% increase in turnover at Euro 7,925 thousands for the year ended March 31, 2002 as against Euro 7,476 thousands for the previous year ended March 31, 2001. Net profit for the year ended March 31, 2001 was at Euro 124 thousands as against

Euro 144 thousands for the previous year ended March 31, 2001.

KUNSHAN ROTAM REDDY PHARMACEUTICAL CO. LTD.

DURING THE YEAR 2001-02, your Company increased its stake in the share capital of Kunshan Rotam Reddy Pharmaceutical Co. Ltd to 51%. The Company is engaged in marketing of active pharmaceutical ingredients, intermediates and formulations in China. The Company recorded a turnover of RMB 5,018 thousands and a net loss of RMB 13,664 thousands for the year ended December 31, 2001.

REDDY ANTILLES N.V.

DURING THE YEAR 2001, no royalty income was received by Reddy Antilles N.V.. The Company recorded a net loss of US$ 15 thousands during the year ended December 31, 2001 as against a net loss of US$ 1,248 thousands for the year ended December 31, 2000.

REDDY NETHERLANDS B.V.

REDDY NETHERLANDS B.V. is a wholly owned subsidiary of Reddy Antilles N.V.. During the year ended December 31, 2001, no royalty income was received by the Company. The subsidiary recorded a net loss of NLG 79 thousands for the year ended December 31, 2001 as against a net loss of NLG 345 thousands for the year ended December 31, 2000.

REDDY PHARMACEUTICALS SINGAPORE PTE LTD.

REDDY PHARMACEUTICALS Singapore Pte Ltd. a wholly owned subsidiary of Reddy Antilles N.V., recorded a turnover of S$ 1,003 thousands for the year ended December 31, 2001 as against S$ 4094 thousands for the year ended December 31, 2000, a decrease of 75.5%. The Company registered a net loss of S$ 98 thousands for the year ended December 31, 2001 as compared to a net profit of S$ 113 thousands in the previous year.

REDDY US THERAPEUTICS, INC.

REDDY U.S. THERAPEUTICS, Inc. is a subsidiary of Reddy Antilles N.V.. The Company's objective is to discover novel therapeutics that addresses un-met medical needs in diabetes, inflammation, lipid metabolism, oncology and cardiovascular disease. Their technology platform, the CMS Pathway™, links cell matrix signaling to endothelial cell function, smooth muscle cell function and disease. The CMS

Pathway™ enables Reddy US Therapeutics, Inc. to target several diseases from a single research focus. Net income of the Company for the periods ended March 31, 2002 and March 31, 2001 was US$ 158 thousands and US$ 102 respectively.

EVENTS AFTER MARCH 31, 2002

ON APRIL 11, 2002 the first overseas acquisition was successfully completed for GBP 9.05 million. BMS Laboratories Limited and Meridian Healthcare (UK) Limited (wholly owned subsidiary of BMS Laboratories) became the subsidiaries of your Company. The primary business of the BMS Group is manufacturing and marketing of generic pharmaceutical products in the United Kingdom (UK). In the financial year 2002, the Group registered a combined turnover of around GBP 7.0 million and profit after tax of GBP 1.2 million. BMS and Meridian have fully-integrated manufacturing facilities for oral solids, liquids and packaging located in London and Beverley, UK. Meridian currently markets more than 30 generic products through full and short-line wholesalers and has another 70 licenses in the pipeline. BMS and Meridian, which are largely privately held, employ nearly 50 people.

DIRECTORS RESPONSIBILITY STATEMENT

IN TERMS OF section 217 (2AA) of the Companies Act, 1956, your Directors confirm as under:

1. In preparation of annual accounts, the applicable accounting standards have been followed along with proper explanation relating to material departures;
2. We have selected such accounting policies and applied them consistently and made judgments and estimates that are reasonable and prudent so as to give a true and fair view of the state of affairs of the Company at the end of the financial year 2001-2002 and of profit of the Company for that period;
3. We have taken proper and sufficient care for the maintenance of adequate accounting records in accordance with the provisions of this Act for safeguarding the assets of the Company and or preventing and detecting fraud and other irregularities;
4. We have prepared the annual accounts on an ongoing concern basis.

FIXED DEPOSITS

YOUR COMPANY has not accepted any fixed deposits and, as such, no amount of principal or interest was outstanding as of the Balance Sheet date.

DIRECTORS

Dr. Krishna G Palepu and Mr. Anupam Puri joined as Additional Directors on the Board, on January 29, 2002 and January 4, 2002 respectively.

Dr. Krishna Palepu is the Ross Graham Walker Professor of Business Administration at the Harvard Business School. He holds the title of Senior Associate Dean and Director of Research. Professor Palepu has a Masters degree in physics from Andhra University, a MBA from the Indian Institute of Management, and a Ph.D. from the Massachusetts Institute of Technology. He is also a recipient of an honorary MA from Harvard, and an honorary Doctorate from the Helsinki School of Economics. Professor Palepu serves as consultant to a wide variety of businesses, and is on the Boards of several companies. The appointment of Dr. Palepu has been proposed at the ensuing annual general meeting of the Company.

Mr. Anupam Puri was a Director of McKinsey & Company and the Managing Partner of the India Practice. Since joining the Firm in 1970, he has concentrated on the strategic, organisational and operational problems of multinational companies and on issues of public policy.

Mr. Puri has worked extensively with large companies based in the United States, Europe, Japan and Latin America in diverse industries: consumer goods, petroleum, chemicals, health care, electronics, electrical equipment, automotive, banking, investment banking, publishing, and entertainment. His work has included developing corporate and business unit strategies; improving corporate centre and business unit organisation design and associated management processes; and turning around unprofitable operations. He also has extensive experience in the successful structuring of cross-border alliances. He holds B. A., M. A., and M. Phil. degrees in Economics, all from Oxford University. The appointment of Mr. Puri has been proposed at the ensuing annual general meeting of the Company.

On the recommendations of the Remuneration Committee of the Directors, the Board has re-appointed Mr. Satish Reddy as Managing Director and COO of the Company for a period of five years w.e.f. October 1, 2002. The terms and conditions are set out in the explanatory statement of the notice of the ensuing annual general meeting. The approval of members has been sought on this appointment at the ensuing annual general meeting.

Mr. Ravi Bhoothalingam and Mr. P N Devarajan retire by rotation at the forthcoming annual general meeting and being eligible, offer themselves for re-appointment.

AUDITORS

THE AUDIT in the financial year 2001-2002 was jointly done by M/s A Ramachandra Rao & Co. and M/s Bharat S Raut & Co.

M/s A. Ramachandra Rao & Co. have expressed their intention not to opt for re-appointment as Joint Auditors of the Company for the financial year 2002-2003. The Board of Directors therefore recommend M/s Bharat S Raut & Co. as Statutory Auditors of the Company for the financial year 2002-2003.

COST AUDIT

PURSUANT to Section 233B of the Companies Act, 1956, central government of India has prescribed Cost Audit of the Company's Bulk Drugs division and Formulation division. The Cost Audit is under process and the Company will submit the Cost Auditors' report to the central government in time.

PARTICULARS OF EMPLOYEES

UNDER THE PROVISIONS of section 217(2A) of the Companies Act, 1956 read with Companies (Particulars of Employees) Rules, 1975 as amended, the names and other particulars of employees are set out in the annexure to the Directors' Report. However, in terms of the provisions of Section 219 (1) (b) (iv) of the Companies Act, 1956, the Directors Report is being sent to all the share holders of the Company excluding the aforesaid annexe. Any shareholder interested in obtaining a copy of the said annexe may write to the Company Secretary at the registered office of the Company.

CONSERVATION OF ENERGY, RESEARCH & DEVELOPMENT, TECHNOLOGY ABSORPTION, FOREIGN EXCHANGE EARNING & OUTGO

THE PARTICULARS as prescribed under clause (e) of subsection (1) of section 217 of the Companies Act, 1956, read with the Companies (Disclosure of particulars in the report of Board of Directors) Rule, 1988 is annexed hereto and the same forms part of this report.

ACKNOWLEDGEMENT

YOUR DIRECTORS PLACE on record its sincere appreciation for significant contribution made by the employees through their dedication, hard work and commitment and the trust reposed on us by the medical fraternity and the patients.

We also acknowledge the support and wise counsel of the analysts, bankers, government agencies, shareholders and investors at large. We look forward to having the same support in our endeavour to help people lead healthier lives.

For Dr. Reddy's Laboratories Limited

DR. K ANJI REDDY

Executive Chairman

Hyderabad,

June 4, 2002

Annexure to the directors' report

FORM A

Form for Disclosure of Particulars with respect to Conservation of Energy.

A. Power and fuel consumption

Electricity

Purchased		
	CURRENT YEAR (2001-02)	PREVIOUS YEAR (2000-01)
Unit	49,099,022	43,564,664
Total amount	Rs. 202,287,970	Rs. 187,066,404
Rate/unit	Rs. 4.12	Rs. 4.29
Own generation – through diesel generator set		
Unit	4,482,455	6,046,313
Units per ltr. of diesel oil	3.32	3.38
Cost/unit	5.11	Rs. 4.11

Coal (Used in boiler)

	CURRENT YEAR (2001-02)	PREVIOUS YEAR (2000-01)
Quantity (tonnes)	18,565	18,119
Total Cost (Rs.)	41,350,970	28,363,241
Average rate	2,227	1,565

FORM B

Research and Development (R & D)

1. Specific areas in which R & D carried out by the Company.

- Development of commercially viable processes for pharmaceutical products and new polymorphism with a good market potential worldwide
- Development of alternate routes of synthesis for products already commercialised. Study of impurity profiles of products
- Development of non-infringing process, to become a API source for Generic customers
- Product development of generic products for ANDA/Dossier submission and approval. Patent non-infringing technologies and patentable technologies for the regulated markets like USA, Europe
- Novel Drug Delivery Systems
- Analytical Research & Development including impurity identification, polymorph identification
- Bio analytical research and development for the development of bio-equivalent products
- Development of products for human care
- Analytical methods development,
- Quality improvements,
- Alternate vendors development for existing materials,
- Cost reduction and
- Packaging development for new products, improvements in existing packs.

2. Benefits derived as a result of the above R&D

- The company could start Commercial production of the products viz. Candesartan, Cilexetil, Sumatriptan,Topiramate, Raloxifene HCL, Repaglinide, Moxifloxacin HCl, Stavudine, Omeprazole Magnesium, Gatifloxacin Sesquihydrate, Rabeprazole, Zafirlukast, Fexofenadine HCl, Zaleplon, Montelukast Sodium
- Modification of existing manufacturing processes for some of the products have led to significant savings in cost of production
- Analytical methods for new products have been developed
- Modifications of existing manufacturing processes for reducing the time cycle
- Patents filed with Indian Patent Office and US Patent Office
- Developing and marketing products for regulated markets
- Development of patentable technologies
- Regulatory submissions in time to initiate the process of product approval
- Huge export earnings and profits.
- Able to penetrate the US generic market intime and capture good share of the US Generic market
- Developed and introduced new products in therapeutic areas of Pain Management (Fiona, Hyalosyn), Cardiovascular (Plagril, Carvedix, Cantar), Anti-Cancer (Tabi, Lomtin), Nutraceuticals (Ebiza-L), Anti-Diabetic (Diavista), Anti-infectives (Gaity), Respiratory (Zuvair, Emlucast), Gastrointestinal (Razo, Esomez, Trospa), Erectile Dysfunction (Rezum)
- Developed and introduced products viz. Nialip 250, Ciprolet XLS, Lactiflora, Nise Spas Range, McRofy 50, Anaida Gel, Clamp Range, Finax, Enam 20, Flustan Range, Cytogem, Docetere 120, Semi Reclimet, Bio E 100 & 200, Atocor 5
- Analytical methods Developed for the following Therapeutic Segments Dental care Products, Nutraceuticals, Women's Healthcare, Cardiovascular, Anti-Diabetics, Pain Management, Anti-Cancer, Gastrointestinal, Anti infectives, Respiratory

3. Future plan of action

- Commercialisation of products for which the products are under trials at Pilot Plant level. Several new products have been identified after a thorough study of the market and the processes to manufacture these products will be developed in the R&D lab
- Intensive efforts to be made in R&D to

develop eco-friendly processes that ensure total treatment of effluents generated

- Development of new products in the Therapeutic segments of Women's Healthcare, Gastrointestinal disorders, Pain Management, Anti-Diabetics, Nutraceuticals, Anti-Cancer, Cardiovascular, Dental care, Respiratory, Anti-infectives
- Development of analytical methods for the new products
- Packaging development for new products and improvement in the existing packs for productivity increase, duplication prevention
- Development of finished dosage forms for International marketing.
- Improvements in quality and productivity
- Clinical trials and bio-equivalence studies for new drugs

4. Expenditure on R & D

Expenditure on R & D

Rs.

	2001-02	2000-01
A Capital	—	146,638,927
B Recurring	980,309,229	268,802,174
C Total	980,309,229	415,441,101
D *Total R & D expenditure as a percentage of total turnover*	6.13%	4.22%

Technology, absorption, adaptation and innovation

1 Efforts, in brief, made towards technology absorption, adaptation and innovation	The Company has a full fledged R&D Division continuously engaged in research on new products and process development of existing products. The Company has developed indigenous technology in respect of the products manufactured by us. As soon as the technology is developed for a product, it is tested in Pilot Plant and there after commercial production is taken up.
2 Benefits derived as a result of the above efforts, e.g., product improvement, cost reduction, product development, import substitution, etc.	Product quality improvement, cost reduction, product development, import substitution and etc. The continuation upgradation and adoption of technology as benefited the company in the form of better production process, better yields, quality of the end product and cost reduction.
3 In case of imported technology (imported during the last 5 years reckoned from the beginning of the financial year), following information may be furnished : A Technology imported B Year of import C Has technology been fully absorbed ? D If not fully absorbed, areas where this has not taken place, reasons there for and future plans of action.	No Imported technology

FORM C.

Foreign exchange earnings and outgo
Please refer information given in the notes to accounts to the annual accounts of the company in Schedule 20 Notes to accounts item No. 18, 19, 20 and 21.

management discussion and analysis

CREATING A GLOBAL COMPANY

2001-02 HAS BEEN A watershed year for Dr. Reddy's. A young, 18-year old Company came of age in the global arena.

On April 11, 2001, we became the first Indian — in fact, the first non-Japanese Asian — pharmaceutical company to list on the New York Stock Exchange. One of our discovery molecules, DRF-2725 now called Ragaglitazar, a dual acting insulin sensitiser for treatment of Type II diabetes, entered global Phase III clinical trials. Another — DRF-4158, a second generation dual activator for Type II diabetes, hypertension and obesity, was licensed to Novartis in a US$55 million deal, which includes milestone and up-front payments. On August 2, 2001, with fluoxetine capsules 40 mg, Dr. Reddy's became the first Indian Company to launch a generic drug with 180-day marketing exclusivity in the US. We filed our first NDA under section 505 (b) (2) of the Federal Food, Drug & cosmetic Act for Amlodipine Maleate. And we renewed afresh our commitment to cutting edge research and drug discovery by promoting Aurigene Discovery Technologies — a post-genomics discovery services company that will focus on automated medicinal chemistry, structural biology and structure based drug design.

These developments were buttressed by sound financial performance — the best since inception. Some of the numbers are:

- TURNOVER INCREASED by 58% to Rs. 15,578 million, or US$ 319 million led by sales of fluoxetine and international branded formulations. Without fluoxetine, sales grew by 25 per cent.
- EBITDA doubled to Rs. 5,314 million, or US$ 109 million, and EBITDA margin increased from 26 per cent in 2000-01 to 34 per cent in 2001-02.
- PAT more than trebled to Rs. 4,597 million, or US$ 94 million, with PAT margin at 30 per cent of total turnover.
- ROCE increased from 19 per cent in 2000-01 to 31 per cent in 2001-02.
- RONW increased from 26 per cent in 2000-01 to 32 per cent in 2001-02.
- EPS grew from Rs. 22.83 in 2000-01 to Rs. 60.41 in 2001-02.

2001-02 ALSO SAW the Company unveiling its new corporate identity and philosophy — "Life. Research. Hope" — and thus reinforcing its commitment of bringing hope to life through research. The new identity also highlights the Company's ethos of being a caring organisation that leverages its expertise in research for a healthier life.

Equally important was Dr. Reddy's clear

articulation of its corporate vision — that of becoming a discovery-led global pharmaceutical company.

In the following pages, we will share with you the developments during 2001-02 regarding global as well as the domestic pharmaceutical markets, Dr. Reddy's performance in these markets, its developments in R&D and drug discovery, and its financials. We will also discuss opportunities and threats that face the Company.

markets

IT IS USEFUL TO BEGIN with a thumb-nail sketch of the global and Indian pharmaceutical business before moving on to Dr. Reddy's performance in these markets.

THE GLOBAL PHARMACEUTICAL MARKET

THE WORLD PHARMACEUTICAL market is estimated at US$ 364 billion[1] and is expected to grow to US$ 550 billion by 2005. With an inflation adjusted compound annual growth rate of 20 per cent over the last two decades, growth of this market has significantly outstripped global economic growth. Developed countries represent not only the largest, but in some cases, also the fastest growing market. The US is the largest single homogenous market, currently generating around US$ 182[1] billion in annual pharmaceutical sales. This is followed by Europe and Japan, each of which account for sales worth US$ 88 billion[1] and US$ 48 billion[1] respectively. Chart A gives the region-wise share of the global pharmaceuticals market.

Despite the huge, and growing, size of the global market, the industry continues to enjoy consistently high return on invested capital — even after capitalising the huge R&D investments. Several factors have contributed to these high returns, but the chief among them are low levels of competition. This shows up at several levels.

First, there are huge entry barriers, and over the last few years there has been a contraction in the number of international players owing to consolidation and concerted M&As. Second, in sharp contrast to other industries, any two given drug companies usually only narrowly compete with each other. There are more complementarities in product portfolios than direct substitutes. Third, patents create significant periods of product protection from generic products. Thus, in a particular therapeutic segment, the typical global scenario is one where only three or four

CHART A

The global pharmaceutical market

IN %


1.3
11.3
13.2
50.0
24.2
NORTH AMERICA
EUROPE
JAPAN
INDIA
REST OF THE WORLD

products compete with each other in mass consumer markets with powerful underlying growth. And, while generics constitute a very large and rapidly growing market throughout the world, it is occupied by distinctly different pharmaceutical players. There are hardly any international companies that are strong in both new drug discovery and in generics.

Not surprisingly, therefore, the global pharmaceutical industry continues to remain one of the largest creators of shareholder value.

The five major universal drivers to the growth of the pharmaceutical industry over the short to medium term are:



Analysis in progress at diagnostics division on Chromatograph

- DEMOGRAPHICS Increased life span has begun to show up in the growth of old age diseases and concomitantly greater pharmaceutical spends in some OECD countries such as Japan, Italy and Spain. This is bound to spread to the rest of the world.
- DIET AND LIFESTYLE The change to high-refined carbohydrate-based diets coupled with relatively sedentary, low-activity lifestyle are leading to a significant growth in the risks of cardio-vascular, diabetic and oncological and other life-style related diseases — which are increasing the demand for certain categories of medicine.
- DIAGNOSTICS Greater testing of risk factors (prognostic testing) and sophisticated diagnostics testing based on genetics, proteomics and molecular cell biology will explode over the next decade, and are likely to become a major driver for the pharmaceutical industry.
- NEW DRUG DISCOVERY The pace of new drug discovery is not expected to abate in the near future. Innovative drugs will continue to command attractive prices even in markets where cost-containment is an issue, and they will be able to create new markets.
- HEALTHCARE COST CONTAINMENT The need to contain costs is often mentioned as threat to the healthcare industry. This need not be so for pharmaceuticals. R&D-driven

THE LAUNCH OF FLUOXETINE HAS BEEN THE BIGGEST STORY OF FISCAL 2002. WITH SALES OF RS. 3,286 MILLION (US$ 67 MILLION), IT CONTRIBUTED 21 PER CENT OF THE TOTAL TURNOVER.

providers of medicine will be able to produce drugs that save much more expensive downstream, medical costs.

INDIAN PHARMACEUTICAL MARKET

AS SEEN IN CHART A, despite having a very large number of players, India accounts for only 1.3 per cent[2] of the global pharmaceutical market. Sales of the domestic industry is expected to exceed Rs. 260 billion in 2001-02. Bulk drugs (Active Pharmaceutical Ingredients or APIs) business account for 21 per cent of this sales, while formulations account for the remaining 79 percent[2] in Indian Pharmaceuticals market.

Over 20,000 registered pharmaceutical manufacturers exist in the country. The leading 250 pharmaceutical companies control 70 per cent of the market. The market share of multinational corporations has fallen from 75 per cent in 1971 to around 35 per cent today; while the share of Indian companies has increased from 20 per cent to nearly 65 per cent.

More than 60 per cent of India's APIs production is exported. The balance is sold locally to other formulators. Over 85 per cent of the formulations produced in the country is sold in the domestic market, which makes India largely self sufficient in formulations.

DR. REDDY'S PERFORMANCE IN INTERNATIONAL AND INDIAN MARKETS

FOR THE FIRST TIME, 2001-02 saw Dr. Reddy's international revenue outstrip domestic revenue. Table 1 gives the abbreviated data.

Revenue in Indian and international markets
RS. MILLION

	2001-02	%	2000-01	%
International	9,537	61%	4,479	46%
India	6,041	39%	5,362	54%
Total Revenue	15,578	100%	9,841	100%

The 15 percentage point growth in the share of international revenue had much to do with two factors. First, sale of branded formulations to Russia grew by 100 per cent to Rs. 1,297 million, on the back of a strong showing by brands such as Ciprolet, Enam, Omez, Ketroloc and Exifine.

Second, and much more important, is the sale of fluoxetine capsules 40 mg in the US generics market, with 180-day market exclusivity.

The launch of fluoxetine has been the biggest story of fiscal 2002. With sales of Rs. 3,286 million (US$ 67 million), it

Share of revenue between India & international markets
IN RS MN


15578
9841
↑ 13%
↑ 113%
2000–01
2001–02
INTERNATIONAL
INDIA

Revenue by SBUs
IN RS MN, GROWTH IN %


↑16
4312
4997
↑23
4938
6057
↑1238
304
4066
↑25
287
358
2000-01
2001-02

Revenue contribution by SBUs
% OF TOTAL


44
50
3
3
32
39
26
2
1
2000-01
2001-02
API (BULK ACTIVES)
BRANDED FORMULATIONS
GENERICS
EMERGING BUSINESSES
CUSTOM CHEMICAL SERVICES

contributed 21 per cent of the total turnover. The exclusivity period concluded at the end of January 2002. An exclusivity period is awarded to a successful patent challenger at the end of the life of a patent, during which period the original patent holder and the challenger have exclusive marketing rights.

Our success with fluoxetine has had several positive spin-offs. First, it demonstrated that an Indian pharmaceutical company can acquire the legal and regulatory skills to mount a successful patent challenge in as exacting an environment as in the US. This knowledge base has been very useful. Today, 8 of our 13 ANDAs with the USFDA are patent challenges. Second, it has led to Dr. Reddy's expanding the marketing, sales and distribution network in the US, which should facilitate further growth of our generics in the North American markets. Third, it proved that Indian knowledge-based companies could produce formulations according to international standards. Fourth, and perhaps most important from the point of view of Dr. Reddy's corporate vision, much of the additional cash flows arising out of fluoxetine are going to be invested in moving up the value chain — in drug discovery, R&D, innovation, acquisitions and commercialisation.

Another factor that contributed to the rise of Dr. Reddy's international presence was the 17 per cent growth of APIs revenue overseas. This growth was led by the US (21 per cent growth) and Europe (54 per cent growth). The two major drivers of international APIs revenue were ciprofloxacin and nizatidine.

In another overseas market-related development, in the fourth quarter of 2001-02, Dr. Reddy's signed an agreement to acquire the UK-based BMS Laboratories and its subsidiary, Meridian Healthcare, for £9.05 million. The combined revenue of these two companies stood at £7 million and net profit at £1.2 million for the year ended February 2002. Meridian Healthcare is a niche generic player with rights to market over 100 products, a strong sales team, innovative raw materials sourcing and a relatively low cost of production. Successfully completed on April 11, 2002, the acquisition will serve as a vehicle for entering the European markets and, thus, jumpstart our generics business.

China, where Dr. Reddy's operates through its joint venture, Kunshan Rotam Reddy Pharmaceutical Co. Limited, is a large but challenging market. By March 31,



UCH OF THE CASH FLOW ARISING OUT OF FLUOXETINE WILL BE INVESTED IN MOVING UP THE VALUE CHAIN — IN DRUG DISCOVERY, R&D, INNOVATION, ACQUISITIONS AND COMMERCIALISATION.

2002, the joint venture had secured 7 product approvals, with another 12 in the pipeline.

In India, Dr. Reddy's total revenue has grown by 13 per cent — from Rs. 5,362 million in 2000-01 to Rs. 6,041 million in 2001-02. This has been driven by a 15 per cent growth in the revenue of APIs (from Rs. 1,433 million to Rs. 1,641 million), and 11 per cent in that of branded formulations (from Rs. 3,642 million to Rs. 4,042 million). In addition, emerging business, though small in absolute terms, grew by 25 per cent to Rs. 358 million.

In December 2001, Dr. Reddy's acquired six brands in the dental segment from the Mumbai-based Group Pharmaceuticals, propelling us to No. 1 position in the dental segment as per CMARC's prescription audit.

SBU performance

WE NOW MOVE ON to the performance of Dr. Reddy's Strategic Business Units or SBUs. These are: (i) APIs or bulk actives, (ii) branded formulations, (iii) generics, (iv) emerging businesses, and (v) custom chemical services or CCS. Table 2 gives the revenues according to SBUs.

APIs (BULK ACTIVES)

DURING THE YEAR, the APIs business recorded a revenue of Rs. 4,997 million compared to Rs. 4,312 million in FY 01. This 16 per cent increase was driven by ciprofloxacin and sparfloxacin and the

Dr. Reddy's revenues according to SBUs

RS. MILLION

	2001-02	AS A %	GROWTH %	2000-01	AS A %
API (bulk actives)	4,997	32%	16%	4,312	44%
India	1,641	33%	15%	1,433	33%
International	3,356	67%	17%	2,879	67%
Branded formulations	6,057	39%	23%	4,938	50%
India	4,042	67%	11%	3,642	74%
International	2,015	33%	55%	1,296	26%
Generics	4,066	26%		304	3%
Emerging businesses	358	2%	25%	287	3%
Custom chemical services	100	1%		–	0%
Total revenues	**15,578**	**100%**	**58%**	**9,841**	**100%**
Other operational income	423				
Total operational income	**16,001**			**9,841**	

Sale of major APIs and their share in APIs revenue

RS. MILLION

	2001-02	AS A %	2000-01	AS A %
Ciprofloxacin	838	16.8%	568	13.2%
Nizatidine	373	7.5%	3	0.1%
Ibuprofen	371	7.4%	373	8.6%
Sparfloxacin	358	7.2%	161	3.7%
Ranitidine Fm 1	231	4.6%	47	1.1%
Naproxen Sodium	226	4.5%	240	5.6%
Dextromethorphan	223	4.5%	194	4.5%
Ranitidine Hcl	209	4.2%	336	7.8%
Enrofloxacin	172	3.4%	194	4.5%
Doxazosin Mesylate	131	2.6%	197	4.6%
Others	1,865	37.3%	1,999	46.3%
Total	4,997	100.0%	4,312	100.0%

Sale of major APIs
IN RS MN


LAST YEAR
THIS YEAR
CIPROFLOXACIN 568 838
NIZATIDINE 3 373
IBUPROFEN 373 371
SPARFLOXACIN 161 358
RANITIDINE FM 1 47 231
NAPROXEN SODIUM 240 226
DEXTROMETHORPHAN 194 223
RANITIDINE HCL 336 209
ENROFLOXACIN 194 172
DOXAZOSIN MESYLATE 197 131
OTHERS 1865 1999

launch of new products such as gatifloxacin and clopidogrel sesquihydrate in the domestic market, coupled with increase in sales of nizatidine, ciprofloxacin and ranitidine in the international markets. During the year, the Company filed 8 drug master files (DMFs) in the US, taking the total to 26, as well as 34 dossiers in Europe. Table 3 gives the sale of the top APIs and their share in total APIs revenues.

As far as international revenue of APIs is concerned, Dr. Reddy's supplies to the world's largest generic players. With the anticipated growth in the global generics business after 2005 — when a large number of formulations go off-patent — the Company's APIs business should see significant growth.

BRANDED FORMULATIONS

THE BRANDED FORMULATION business recorded a 23 per cent increase — in revenue to Rs. 6,057 million in 2001-02, compared to Rs. 4,938 million during the previous year. International revenue grew by 55 per cent, driven by a 100 per cent increase in sales to Russia. Revenue from the Indian market grew by 11 per cent, primarily due to performance of top brands such as Nise, Stamlo and Omez, as well as 19 new brand launches which accounted for 50 per cent of the total growth. Some of the new brands were Gaity, Clamp, Ebiza, Plagril, Fiona and Zubair. Sale of the dental brands acquired from Group Pharmaceuticals commenced in the fourth quarter of 2001-02, and contributed Rs. 23 million to Indian revenue.

According to ORG, Dr. Reddy's is ranked

India Top-10 brands

RS. MILLION

	2001-02	AS A %	2000-01	AS A %
Nise	588	14.5%	445	14.5%
Omez	463	11.5%	440	11.5%
Stamlo	244	6.0%	233	6.0%
Ciprolet	219	5.4%	275	5.4%
Enam	143	3.5%	146	3.5%
Stamlo Beta	129	3.2%	110	3.2%
Antoxid	110	2.7%	97	2.7%
BIO E	87	2.2%	90	2.2%
Reclide	53	1.3%	59	1.3%
GLA	96	2.4%	92	2.4%
Others	1,910	47.2%	1,655	47.2%
Total	4,042	100.0%	3,642	100.0%



WITH THE ANTICIPATED GROWTH IN THE GLOBAL GENERICS BUSINESS AFTER 2005 — WHEN A LARGE NUMBER OF FORMULATIONS GO OFF-PATENT — THE COMPANY'S APIS BUSINESS SHOULD SEE SIGNIFICANT GROWTH.

India Revenue by therapeutic segments
RS. MILLION

	REVENUE	SHARE
Cardio-vascular	939	23%
Pain management	785	19%
Gastro-intestinal	751	19%
Anti-infective	666	16%
Specialty	538	13%
Naturals	363	10%
Total	4,042	100.0%

Sale of major Branded Formulations
IN RS MN


LAST YEAR
THIS YEAR
NISE 445 588
OMEZ 440 463
STAMLO 233 244
CIPROLET 275 219
ENAM 146 143
STAMLO BETA 110 129
ANTOXID 97 110
BIO E 90 87
RECLIDE 59 53
GLA 92 96
OTHERS 1655 1910

sixth in the Indian formulations market, with a market share of 2.6 per cent. CMARC's prescription audit puts the Company in fifth place. Two of the Company's brands occupy positions among the top-20 pharmaceutical brands in India; 10 are brand leaders; 11 occupy second position; while two are in the third position.

The top-10 brands accounted for 53 per cent of the segment's domestic sales revenue. Table 4 gives the data. Table 5 gives revenues by therapeutic segments.

GENERICS

MUCH HAS BEEN ALREADY written on Dr. Reddy's generics business in the earlier pages. The overall revenue from this segment was Rs. 4,066 million in 2001-02, compared to Rs. 304 million in the previous year — driven largely by the sale of fluoxetine capsules 40 mg in the US, which contributed 81 per cent to the total generics turnover. Excluding fluoxetine, revenue was at to Rs. 780 million.

Besides fluoxetine, Dr. Reddy's successfully launched several other generic products in 2001-02. Some of these are: (i) famotidine tablets 10 mg(OTC), 20 mg and 40 mg in the US, (ii) omeprazole capsules 10 mg and 20 mg, ciprofloxacin tablets 100 mg, 250 mg, 500 mg and 750 mg, and Ranitidine tablets 75 mg in South Africa, and (iii) norfloxacin tablets 400 mg in Australia.

Domestic formulations sales by therapeutic segments
IN %


10
23
13
16
19
19

CARDIO-VASCULAR
PAIN MANAGEMENT
GASTRO-INTESTINAL
ANTI-INFECTIVE
SPECIALITY
NATURALS

Emerging Businesses
SALES, IN RS MN


9841
15578
287
358
2000–01
2001–02

TOTAL REVENUE
EMERGING BUSINESSES

R&D investments and total revenue
IN RS MN


9841
15578
608
980
2000–01
2001–02

TOTAL REVENUE
INVESTMENTS IN R&D

With a large number of blockbuster drugs going off-patent by 2005, the generics market in the developed world is estimated to reach a size of US$ 45 billion. Given Dr. Reddy's strengths in process R&D, skills in bulk manufacturing, compliance with cGMP and IPR, and the experience gained from international regulatory filings and patent challenges, the Company feels confident of its future prospects in this business. The Company is on its way towards building a direct marketing presence for its generics business in the US.

EMERGING BUSINESSES

THE REVENUE FROM this segment for 2001-02 was Rs. 358 million, compared to Rs. 287 million in FY 01. The 25 per cent growth in revenue was largely due to the increase in sales of the critical care division, especially sale of oncology products. There were three new launches of oncology products, and two line extensions. These were: (i) Lomtin (lomustine), (ii) Tabi (bi-calutamide), (iii) Grastim (filgrastim), (iv) Docetere 120 mg and (v) Cytogemi 100 mg.

CUSTOM CHEMICAL SERVICES (CCS)

AT PRESENT, CCS LOOKS like a small operation. However, Dr. Reddy's believes that there are large growth opportunities in this area, which can leverage the Company's skills in chemistry to do high value contract research for international innovator companies. Dr. Reddy's brand new Technology Development Centre (TDC) became operational in the last quarter of 2001-02, and is intended to be a centre of excellence for chemistry process development. The facility includes synthetic organic chemistry labs and an integrated kilo lab, and is currently manned by 60 chemists. TDC is expected to be the growth platform for CCS.

research & development and drug discovery

THE CORE OF DR. REDDY'S vision is drug discovery. In 2001-02, the Company incurred revenue expenditure Rs. 980 million on R&D or 6.3 per cent of total revenue, versus Rs. 608 million in 2000-01. The increase in R&D spend is primarily on account of growth in basic research expenditure, subscription fee to Incyte Genomic Data Bases for detailed, annotated data on gene-sequences, and increase in ANDA filings.

Besides the setting up of the TDC mentioned above, there have been several R&D milestones during the year.

CHART B
NCE Pipeline


PRE-CLINICAL TRIALS
CLINICAL TRIALS
Phase1
Phase 2
Phase3
Diabetes
DRF NPPC
DRF 2593
DRF 2725
Cancer
DRF 3188
DRF 1644
DRF 1042
Pain Management
DRF 4848
Metabolic Disorders
DRF 4832
DRF 4158
Cardiovascular
Restenosis

LICENSING DRF-4158 TO NOVARTIS

THE COMPANY LICENSED DRF-4158 to Novartis Pharma AG in a US$ 55 million deal, which includes up-front and milestone payments. DRF-4158 is a second-generation dual activator for the potential treatment of Type II diabetes, diabetic dyslipidaemia, hypertension and obesity.

PHASE III CLINICAL TRIALS OF DRF-2725

AS ORIGINALLY PLANNED, Novo Nordisk commenced Phase III clinical trials of DRF-2725 (now called Ragaglitazar). In October, Novartis Pharma AG informed Novo Nordisk of its decision not to continue the collaboration regarding commercialisation of Ragaglitazar for North America. Novo Nordisk continues the development without Novartis. Licensed by Dr. Reddy's to Novo Nordisk, Ragaglitazar is a novel dual-acting insulin sensitiser for the treatment of Type II diabetes.

The Company received milestone and up-front payments of Rs. 344 million during the year under review.

DR. REDDY'S CURRENT R&D PIPELINE

CHART B GIVES the Company's existing pipeline for new chemical entities (NCEs).

The Company set up a lab in Atlanta in the year 2000, dedicated to discovery and design of novel therapeutics. The focus therapies are diabetes, inflammation, lipid metabolism, oncology and cardio-vascular diseases. It has developed a technology platform and a discovery approach based upon the CMS pathway. A lead molecule in restenosis is currently in the late pre-clinical stage. Other molecules are in their early pre-clinical stages.

CHART C

The drug discovery skills matrix



IDENTIFY TARGET
VALIDATE TARGET
PRIORITIZE TARGET
HTS
OPTIMIZE LEAD
PROFILE LEAD
PRE CLINICAL
CLINICAL
RUSTI
•Target based approach to drug discovery
•Target and Biology platforms
DRF
•Traditional approach to drug discovery
•Organic chemistry and pharmacology
AURIGENE DISCOVERY TECHNOLOGIES
• Bridging structural biology and medicinal chemistry through structure based drug design

LAUNCH OF AURIGENE DISCOVERY TECHNOLOGIES LTD.

IN ORDER TO TRANSFORM itself into a discovery-led global pharmaceutical company, the Company promoted as a wholly owned subsidiary, Aurigene Discovery Technologies Ltd. (Aurigene) — a post-genomic discovery services company. Investment in this project in 2001-02 amounted to Rs. 111 million.

Under the leadership of Dr. Norton Peet, Aurigene will focus on building skills in automated medicinal chemistry, structural biology and structure based drug design. The idea is to provide products and services that eliminate bottlenecks in discovery process. The initial focus of Aurigene will be to establish alliances with pharmaceutical companies for chemistry and protein services and other related drug discovery activities.

Aurigene will have a research facility at Bangalore, which is expected to be partially operational by September 2002, and go fully on stream by December 2002. The Bangalore facility is expected to have over 100 scientists in the very first year of operation. Aurigene will also have a business development centre and a highly specialised research laboratory in Boston, USA — the new global hub of discovery research, along with New Jersey.

With the setting up of Aurigene, Dr. Reddy's will have direct access to discovery research out of three dedicated facilities: (i) Dr. Reddy's Research Foundation (DRF) located at Hyderabad, (ii) Reddy US Therapeutics, Inc. (RUSTI) at Atlanta, and



URIGENE WILL BUILD SKILLS IN AUTOMATED MEDICINAL CHEMISTRY, STRUCTURAL BIOLOGY AND STRUCTURE BASED DRUG DESIGN. THE IDEA: TO PROVIDE PRODUCTS AND SERVICES THAT ELIMINATE BOTTLENECKS IN THE DISCOVERY PROCESS.

(iii) Aurigene at Bangalore and Boston. That will set in motion R&D synergies which are envisaged in Chart C.

human resource

A COMPANY IS ONLY AS good as its people. This adage is particularly true for a knowledge-based, discovery driven pharmaceutical company like Dr. Reddy's. The total manpower strength of Dr. Reddy's group is 5,500, of this over 500 are foreign nationals, and it spent almost Rs. 1,006 million on salaries, wages and employee benefits. There are over 500 scientists at Dr. Reddy's, of whom 260 focus exclusively on discovery research. This includes 77 PhDs employed by the Company.

LEADERSHIP DEVELOPMENT

IN ORDER TO IDENTIFY new team leaders and potential leaders who would run the company over the next decade of intense change, Dr. Reddy's undertook an extensive Leadership Development Programme and Management Development Programme. The Company also conducted a large scale initiative to improve critical leadership skills in coaching, mentoring and providing feedback.

EMPLOYEES STOCK OPTION SCHEME

EMPLOYEES WHO substantially contribute to corporate growth should not consider it attractive to remain but also benefit from the wealth generated by the company. With this aim in mind, Dr. Reddy's introduced Employee Stock Option Scheme (ESOS). It is administered by the Compensation Committee of the Board of Directors. The scheme is applicable to employees and Directors of the Company and its subsidiaries. It is not applicable to promoter Directors, promoter employees and persons holding 2 per cent or more of the outstanding share capital of the Company.

In 2001-02, the Company granted 124,500 options to three employees of its overseas subsidiaries. The vesting period for these options varied from 12 months to 36 months. The exercise price was calculated by taking the weighted average of closing stock prices of the Company on the BSE for a period of 30 days prior to grant, which was Rs. 977.30 per option.

In the first quarter of 2002-2003 the Company has granted 259,400 stock options to the existing employees, based on the results of the performance appraisal process completed in April, 2002.



IMPURITY PROFILING, BIO-ANALYTICAL METABOLIC IDENTIFICATION in progress at research facility

EMPLOYER RANKING IN INDIA FOR 2001-02

DURING THE YEAR, Dr. Reddy's was ranked 13th among the 25 best employers in India in a study conducted by *Business Today* and Hewitt Associates — the only pharmaceutical company in the list. 204 companies representing more than 15 industry groups participated in the study and data was collected from more than 52,000 employees.

Companies that featured in the list were chosen on the basis of certain criteria, some of which were:

- Degree of employee satisfaction, commitment, and morale.
- Depth, breadth, and prevalence of HR practices.
- Uniqueness of HR practices.
- Effectiveness of HR practices in meeting employee needs.
- Alignment of HR practices to business context.

The award is an endorsement of the Company's efforts to establish world-class HR practices, and align the organisation's work culture with the corporate ambition of becoming a research-driven global pharmaceutical player.

VOLUNTARY RETIREMENT SCHEME

AS COMPANIES PROGRESS in the knowledge space, some skills become vital, while the need for others fade away. In a rapidly changing world, success depends upon a company's ability to dynamically alter the composition and skill sets of its employees. Thus, while Dr. Reddy's has been increasing its intake of highly skilled knowledge-based employees, it has also realised the need for reducing overall employment levels. It, therefore, announced Voluntary retirement scheme (VRS) for its workmen on January 21, 2002.

The highlights of the scheme were:

- It was applicable to all permanent workmen who had completed 10 years of service or 40 years of age.
- Managerial staff and Directors were not covered in this scheme.
- The VRS benefits paid to the workmen whose applications were accepted were lower of either three months salary (basic + dearness allowance) for each completed year of service, or salary (basic + dearness allowance) multiplied by the remaining months of service left before normal date of retirement, subject to maximum of Rs. 300,000.

Dr. Reddy's has paid Rs. 20.5 millions towards the retirement compensation in this scheme.

financials

BALANCE SHEET

Summarised Balance Sheet

RS. MILLION

	MARCH 31, 2002	MARCH 31, 2001
Sources of Funds		
Shareholder's funds	14,579.9	5,532.6
Loan Funds	138.2	3,754.4
Total of Sources of funds	**14,718.1**	**9,287.0**
Application of Funds		
Fixed Assets	3,959.6	3,310.1
Investments	639.4	789.8
Current Assets, Loans and Advances	12,560.3	5,618.3
Current liabilities and provisions	(2,006.3)	(1,376.8)
Net Current Assets	10,554.0	4,241.5
Deferred tax liability	(434.9)	–
Miscellaneous Expenditure (to the extent not written off or adjusted)	–	945.6
Total of Application of Funds	**14,718.1**	**9,287.0**

SHARE CAPITAL

DURING 2001-02, Dr. Reddy's became first Asian pharmaceutical company outside of Japan to list on the NYSE. This provided the Company with access to the world's capital markets, gave it greater international visibility, and raised the bar of compliance with global regulatory standards.

On October 25, 2001, each equity shares of Rs. 10/- was subdivided into two equity shares of Rs. 5/- each, pursuant to the approval of the shareholders at the 17th annual general meeting held on September 24, 2001.

On April 11, 2001, the company completed its initial US public offering or US-IPO of 13,225,000 American Depository Shares (ADSs) representing 6,612,500 equity shares, (post sub division 13,225,000 equity shares of Rs. 5/- each), par value Rs. 10 per share at a price of US$ 10.04 per ADS. This included the exercise of the underwriters over an allotment option consisting of 1,725,000 ADSs, representing 862,500 equity shares (post sub division 1,725,000 equity shares of Rs. 5/- each).

The gross receipt of this US-IPO was US$ 132.78 million. Payment of the underwriting discount, commissions and expenses of the offering amounted to US$ 9.82 million. Thus, the net proceeds from the offering was US$ 122.96 million.

Dr. Reddy's has used the ADR proceeds to liquidate some high cost debt liabilities, which has helped to substantially reduce the Company's annual interest expenditure. The balance amount of US$ 50.07 million has been invested in bank deposits.

For the period 2001-02, Dr. Reddy's was ranked among the top 10 performing IPOs, with 89 per cent returns.

RESERVE AND SURPLUS

ADDITION OF SHARE PREMIUM account of Rs. 5,716.6 million was due to issue of ADS net of share issue expenses amounting to Rs. 463.9 million. On March 31, 2002 the total reserves of the Company were Rs. 14,197.3 million as compared to Rs. 5,216.1 million for the previous year.

LOAN FUNDS

ON MARCH 31, 2002 the secured loans of the Company stood at Rs. 53.0 million and unsecured loans stood at Rs. 85.2 million. Most of the secured loans were repaid by the Company during the year.

FIXED ASSETS

DURING THE YEAR, the Company added Rs. 1,048.7 million to its gross block of assets including addition to plant and machinery of Rs. 508.1 million. The Company invested Rs. 220.7 million in buildings. The Company also invested Rs. 124.6 million in laboratory equipments. The projects which were set up during the year were the technology development centre and biotech project Phase-I along with some regular capex expenditure for enhancement of existing production facilities.

INVESTMENTS

INVESTMENTS reduced to Rs. 639.4 million as at March 31, 2002 from Rs. 789.8 million as at March 31, 2001 primarily due to provision for permanent diminution of investment in Compact Electric Ltd., Aurantis Farmaceutica Ltd. and Biomed Russia Ltd. However the decrease was partially offset by allotment of shares in Pathnet India Pvt. Ltd., Zenovus Biotech Pvt. Ltd., Kunshan Rotam Reddy Pharmaceutical Co. Ltd. and Aurigene Discovery Technologies Ltd.

CURRENT ASSETS, LOANS AND ADVANCES

INVENTORIES AS ON March 31, 2002 stood at Rs. 1,898.1 million as compared to Rs. 1,576.0 million. This was primarily due to increase in raw materials and finished goods stock for meeting the increased sales demand/ forecast.

Sundry debtors amount to Rs. 4,449.5 million (net of provisions of doubtful debts amounting to Rs. 96.3 million) as at March 31, 2002 as compared to Rs. 2,849.7 million (net of provision of doubtful debts amounting to Rs. 17.4 million) as at March 31, 2001. These debts are considered good and realisable and are in line with increase in sales. Days of sales outstanding were 104 days in fiscal 2002 as compared to 106 days in fiscal 2001.

As on March 31, 2002, Dr. Reddy's had cash and bank balances of Rs. 4,885.6 million. This includes ADS proceeds held in fixed deposits in banks outside India.

Loans and advances stood at Rs. 1,213.3 million (net of provision for doubtful advances of Rs. 8.1 million) as at March 31, 2002 as compared with Rs. 861.7 million as at March 31, 2001. Loans and advances increased primarily due to increase in advances to wholly owned subsidiary companies, staff loans and payment of share application money to Joint Ventures and subsidiaries, allotment in respect thereof was pending as on March 31, 2002.

Long term deposits amounting to Rs. 113.8 million as at March 31, 2002 pertains to the un-amortised balance paid towards purchase of brands and non-compete arrangements. These amounts are written off over a period of 10 years.

CURRENT LIABILITIES

SUNDRY CREDITORS represents the amount payable to vendors for supply of goods and services. Current liabilities stood at Rs. 1,726.1 million as at March 31, 2002 compared to Rs. 1,139.6 million as at March 31, 2001. The increase was primarily due to better credit terms from suppliers and increased business activities.

PROVISIONS

PROVISIONS CONSIST of provision for proposed dividend at Rs. 191.3 million as on March 31, 2002 compared to Rs. 126.4 million as at March 31, 2001. Provisions also include provisions for gratuity and leave encashment for employees.

DEFERRED TAX LIABILITY

THE COMPANY HAS adopted AS 22 – Accounting for Taxes on Income with effect from April 1, 2001 and has a deferred tax liability (net) amounting to Rs. 434.9 million as at March 31, 2002.

Summarised Profit and Loss Account

RS. MILLION

	2001-02	2000-01	GROWTH RATE
Gross Sales	15,578	9,841	58%
Income from services	79		
License fees	344		
Operating income	16,001	9,841	63%
Other income	515	175	
Total income	**16,516**	**10,016**	**65%**
Expenditure	11,202	7,410	51%
EBITDA	5,314	2,606	104%
Depreciation & Amortization	497	447	
Interest & Finance charges	109	403	
PBT	4,708	1,756	168%
Provision for taxation	111	311	
a) Current tax	395	311	
b) Deferred tax	(284)	–	
PAT	4,597	1,445	218%
EPS (in Rs.)	**60.41**	**22.83**	**165%**

MISCELLANEOUS EXPENDITURE (to the extent not written off or adjusted)

THE COMPANY HAS changed the accounting policy on treatment of expenditure incurred on product development, market development etc. collectively referred to as "development expenditure". Such development expenditure, hitherto written-off over the estimated period over which the benefit was expected to accrue, is now written-off fully in the year it is incurred. The management believes that the change in the accounting policy would result in a more appropriate presentation of the results of the Company. Accordingly, a sum of Rs. 931 million, being the expenditure not written-off as at April 1, 2001 has been written-off during the year.

PROFIT AND LOSS ACCOUNT

AS THE TABLE SHOWS, sales increased by 58 per cent to Rs. 15,578 million in 2001-02.

Total operating income of Dr. Reddy's grew by 63 per cent to Rs. 16,001 million in 2001-02; and total income rose by 65 per cent to Rs. 16,516 million.

Other operational income of Rs. 423 million constituted (i) Rs. 344 million from drug discovery — up-front payment of Rs. 236 million (US$ 5 million) from Novartis for DRF-4158 plus milestone payment of

Rs. 108 million (US$ 2.25 million) from Novo Nordisk on DRF-2725 entering Phase III clinical trials, and (ii) contract research service fees of Rs. 79 million.

Other income of Rs. 515 million was on account of (i) foreign exchange gains worth Rs. 236 million, (ii) interest on fixed deposits of Rs. 99 million, (iii) export benefits of Rs. 71 million, and (iv) miscellaneous income of Rs. 109 million.

Material costs as a % of the total sales is at 28% as against 33% in fiscal 2001 primarily on account of sales of Fluoxetine (21% of total revenues), on which gross margins are higher, and increase in international sales volume of 40% excluding fluoxetine.

Conversion charges decreased to Rs. 62.5 million in financial year 2001-2002 as compared to Rs. 66.3 million in financial year 2000-2001 on account of decline in conversion charges in formulations and bulk SBUs.

Personnel cost increased to Rs. 1,006 million in financial year 2001-2002 as compared to Rs. 764 million in financial year 2000-2001 on account of increase in salaries, new recruitments and increase in training and development expenses.

Operating and other expenses increased to Rs. 2,925.8 million in financial year 2001-2002 as compared to Rs. 2,242.3 million in financial year 2000-2001, mainly due to increase in selling expenses, repairs and maintenance and power and fuel charges.

Earnings before interest, taxes, depreciation and amortisation (EBITDA) increased by 104 per cent to Rs. 5,314 million in 2001-02. The EBITDA margin in 2001-02 was 34 per cent compared to 26 percent in the previous year.

Expenditure on account of interest and other financial charges reduced from Rs. 403 million in 2000-01 to Rs. 109 million in 2001-02. This was because Dr. Reddy's retired outstanding debt worth Rs. 3,629 million by March 31, 2002.

Profit before tax (PBT) grew by 168 per cent to Rs. 4,708 million.

Although current tax provisions increased from Rs. 311 million in 2000-01 to Rs. 395 million in 2001-02, the Company gained from a deferred tax benefit of Rs. 284 million. Consequently, the tax provision declined from Rs. 311 million in 2000-01 to Rs. 111 million in 2001-02.

Profit after tax (PAT) increased by 218 per cent to Rs. 4,597 million. The PAT margin increased by 15 per cent in 2000-01 to 30 per cent in 2001-02.

Dr. Reddy's earning per Rs. 5 share (EPS) in 2001-02 was Rs. 60.41 compared to an EPS of Rs. 22.83 in 2000-01 — a 165 per cent rise over the EPS for 2000-01.

Chart D gives the geographical distribution of sales.

CHART D

Geographical distribution of sales

% OF TOTAL


22
2
54
15
7
07
2
39
34
18
2000–01
2001–02

Sales by geographical distribution

IN RS MN


↑21
1985
2407
↑6
433
458
↑13
5363
6051
↑281
1411
5369
↑101
648
1300
2000–01
2001–02
RoW
EUROPE
INDIA
US
RUSSIA

Income, profits and capital employed by business segments, 2001-02

RS. MILLION

	2001-02
Segment Revenue	
a) Active Pharmaceutical Ingredients and Intermediates	5,952
b) Formulations	6,294
c) Generics	4,141
d) Diagnostics, Critical Care and Biotechnology	424
e) Drug Discovery	344
Total	17,155
Less: Inter segment revenue	1,047
Add : Other unallocable Income	408
Total income	16,516
Segment Results	
(Profit)(+)/loss(-) before tax and interest from each segment	
a) Active Pharmaceutical Ingredients and Intermediates	807
b) Formulations	2,182
c) Generics	3,402
d) Diagnostics, Critical Care and Biotechnology	(6)
e) Drug Discovery	(176)
Total	6,209
Less: (i) Interest	109
(ii) Other un-allocable Expenditure net off un-allocable income	1,392
Total profit before tax	4,708
Capital Employed	
a) Active Pharmaceutical Ingredients and Intermediates	4,266
b) Formulations	3,018
c) Generics	1,887
d) Diagnostics, Critical Care and Biotechnology	466
e) Drug Discovery	32
f) Others	5,301
Total	14,970

The following are important non-cash charges:

- Depreciation was Rs. 474 million in 2001-02, against Rs. 425 million in 2000-01.
- There was an amortisation charge of long term deposits amounting to Rs. 23 million.
- There has also been a one-time, non-cash charge of Rs. 1,149 million which includes:
  1. Provision for permanent decline in value of long term investments of Rs. 217 million—consisting of: (i) Rs. 67 million in Compact Electric Ltd., a subsidiary of Dr. Reddy's, (ii) Rs. 85 million for investments in Aurantis Farmaceutica Ltd. (JV in Brazil), and (iii) Rs. 65 million for Biomed Russia Ltd., a subsidiary of Dr. Reddy's.
  2. Deferred revenue expenditure written-off Rs. 931 million in basic research and generics (see Note 3 of Notes to Accounts).

The Company's return on capital employed (ROCE) in 2001-02 was of 31 per cent, versus 19 per cent in 2000-01. Dr. Reddy's return on net worth (RONW) increased from 26 per cent in 2000-01 to 32 per cent in 2001-02.

SEGMENT REPORTING

ACCOUNTING STANDARD 17 (AS-17) issued by the Institute of Chartered Accountants of India (ICAI) mandates companies to identify business segments, and

THE STRENGTH OF INDIA'S SCIENTIFIC MANPOWER AND ITS RELATIVELY LOW COSTS SHOULD ALLOW THE PHARMACEUTICAL INDUSTRY TO ESTABLISH A LARGER PRESENCE IN INDIA AND ABROAD.

report revenues, profits and capital employed in each such segment for 2001-02 and thereafter. Table 8 gives the financial details according to the segments identified by Dr. Reddy's. Since segment reporting was not mandatory in earlier years, the table cannot compare the results with 2000-01.

RELATED PARTY TRANSACTIONS

ACCOUNTING STANDARD 18 (AS-18) issued by ICAI mandates disclosure of all related party transactions. These have been disclosed in full in the chapter on Corporate Governance in this report, as well as in Note 6 of the Notes to Accounts accompanying the audited financials.

CONTINGENT LIABILITIES

NOTE 2 OF THE NOTES to Accounts accompanying the audited financials details all contingent liabilities of Dr. Reddy's. Of these, two need to be noted. The first is a contingent liability of Rs. 149 million on account of a demand for payment into the credit of the Drug Prices Equalisation Account for its product, norfloxacin, which is being disputed by the Company. At present, the Andhra Pradesh High Court has granted an interim stay in favour of Dr. Reddy's. The second is for Rs. 123 million, which is on account of a guarantee given by Dr. Reddy's to ICICI for a loan to Pathnet India Pvt. Ltd., the Company's JV with Gribbles Pathology of Australia.

CONSOLIDATED FINANCIALS UNDER INDIAN GAAP

DR. REDDY'S HAS PRESENTED consolidated accounts in this annual report. For the purposes of consolidation under Indian GAAP, we have identified 15 subsidiaries including step down subsidiaries and a partnership firm. The list is given in Note 2 of the Notes to Accounts accompanying the consolidated balance sheet and profit and loss account. Table 9 gives the abbreviated consolidated profit

Abbreviated sales & profit figures from consolidated financials, 2001-02

RS. MILLION

	2001-02
Sales	16,460
Income from services	79
License fees	344
Income from operations	16,883
Other Income	505
Total Income	17,388
Total Expenditure	12,115
EBITDA	5,273
PBT	4,613
Tax provision	65
PAT but before minority interest	4,548
Profit after tax and minority interest	4,579
EPS (Rs)	60.18

Revenue by segment*

IN %



2.0
2.5
24.1
36.7
34.7

Capital employed by segment

IN %



35.4
0.2
3.1
12.6
20.2
28.5

API & INTERMEDIATES
FORMULATIONS
GENERICS
DIAGNOSTICS, CRITICAL CARE, BIOTECHNOLOGY
DRUG DISCOVERY
OTHERS

*Does not include adjustments for inter-segment revenue and other un-allocable income and loss account under Indian GAAP. Because the Company did not prepare the consolidated accounts earlier, there is no comparison with similar results for 2000-01.

CONSOLIDATED FINANCIALS UNDER US GAAP

SINCE DR. REDDY'S is listed on the NYSE, it has to prepare its financials according to US GAAP. These are given separately in this annual report. Table 10 below gives the abbreviated consolidated statements of operations under US GAAP.

As can be seen from Table 10, the excellent results of Dr. Reddy's for 2001-02 reflects equally well under US-GAAP. The differences in the growth rates — depending upon whether the base currency is the rupee or the dollar — is wholly attributable to exchange rate effects.

Abbreviated consolidated statement of operations prepared according to US GAAP

IN MILLION

	2001-02		2000-01		RATE OF GROWTH	
	US$	Rs.	US$	Rs.	US$	Rs.
Net product sales	336	16,409	234	10,975	43%	50%
License fees	3	125	–	–		
Others	2	89	–	–		
Total revenue	341	16,623	234	10,975	45%	51%
Cost of revenues	141	6,869	122	5,736		
Gross profit	200	9,754	112	5,239	79%	86%
Total operating expenses	96	4,688	80	3,748		
Operating income	104	5,066	32	1,491	225%	240%
Equity in loss of affiliates	(3)	(131)	(1)	(32)		
Other expenses/(income) net	3	154	(8)	(387)		
Income before income taxes and minority interest	104	5,090	23	1,072	352%	375%
Income tax benefit / (expense)	(3)	(154)	(7)	(321)		
Minority interest	(–)	(15)	(–)	(9)		
Net income	101	4,921	16	742	531%	564%
EPS basic (Rs.)		64.73		11.74		
EPS basic (US$)	1.33		0.25			

internal control systems and their adequacy

AN EFFECTIVE SYSTEM of internal controls forms one of the key-stones necessary to building, maintaining and improving shareholder value. It helps to avoid nasty surprises, assures the adequacy of process performance, performs jobs more efficiently, and improves the overall quality of the business.

Internal audit at Dr. Reddy's is an independent activity aimed to add value to the Group's operations. The objective of the internal audit department is to assist management in effective discharge of its responsibilities by furnishing it with analysis, appraisals, recommendations and pertinent comments concerning the activities reviewed.

Every entity faces a variety of risks from external and internal sources that must be assessed, and then managed. The vision of Dr. Reddy's internal audit department is to facilitate each business in identifying, quantifying and managing risk, and doing so through sustainable and ethical means.

The scope of internal audit involves examination and evaluation of the adequacy and effectiveness of Dr. Reddy's system of internal accounting, administrative and organisational controls, efficiency of operations and the quality of performance in carrying out assigned responsibilities. Internal audit function reports directly to the CEO and the Audit Committee of the Board of Directors — both of whom have resolved to support it as an independent appraisal function. The Chief Internal Auditor, therefore, is responsible to only the CEO and Audit Committee, to assure both of a broad range of audit coverage and of effective actions on the audit findings and recommendations.

Dr. Reddy's has designed a system of internal control to (i) safeguard the Company's assets, (ii) ensure that transactions are properly authorised, and (iii) provide reasonable assurance, at reasonable cost, of the integrity, objectivity and reliability of the financial information. The management of Dr. Reddy's duly considers and takes appropriate action on recommendations made by the Statutory Auditors, Internal Auditors, and the Audit Committee of the Board.

While it is true that no internal control system can be perfect and foolproof, the CEO and the Audit Committee are of the opinion that it has adequately safeguarded the interests of Company during 2001-02, and is likely to do so in the foreseeable future.

opportunities and threats

OPPORTUNITIES

WITH GLOBAL REVENUES OF approximately US$ 364 billion, the healthcare industry is one of the world's largest industries, and India is gradually emerging as a major player. The strength of India's scientific manpower and its relatively low costs should allow the pharmaceutical industry to establish a larger presence both in India and abroad. Some Indian companies, of which Dr. Reddy's is one, have already moved up the value chain from generics to novel drug delivery systems and then to new drug discoveries. They have the capability of capturing a larger share of the global market.

Fifteen out of 35 leading molecules in the world will go off-patent by 2005, and the generics market in the developed world is estimated to reach a size of US$ 45 billion. Those who have skills in patent laws, international regulatory approvals and challenges, world class production facilities and global marketing reach can create a serious presence in the generics market. Moreover, with the growth in generics, Dr. Reddy's as well as some other Indian pharmaceutical companies should benefit in terms of greater international demand for APIs.

The frontiers have opened in industry in genomics and bio-informatics. Research- and discovery-based pharmaceutical companies are best equipped to exploit these developments — such as creating gene based drugs starting from gene sequencing to analysis and interpretation to drug development.

Over the last five years, there has been an attitudinal change among a section of Indians, who are now spending more on healthcare. According to the Insurance Regulatory and Development Authority (IRDA), the Indian healthcare industry has the potential to show the same exponential growth that software has shown in the past decade. Further, only 10 per cent of the market potential has been tapped till date — and market studies indicate the possibility of achieving 35 per cent growth in the coming years.

A big opportunity for the industry arises out of the privatisation of the insurance segment. There is a vast insurable population in India — given that only 2 million people, or 0.2 per cent of the total population, are covered under Mediclaim. According to a recent study, there are 315 million potentially insurable lives in the country. This should translate into supporting larger healthcare and pharmaceutical spends.

THREATS

CURRENTLY, ONLY PROCESS patents are recognised in India. However, by virtue of India being a member of the World Trade Organisation (WTO), India has recently passed legislation to recognise product patents from 2005. This does not affect a discovery-based company like Dr. Reddy's. However, it will affect companies that survive only on reverse engineering. Recognising this fact, some Indian companies are now stepping up their research activities to make themselves more self-sufficient in product development. How many of them actually develop the R&D capabilities to contest in the new regime remains to be seen.

The Drug Price Control Order (DPCO) continues to play an active role in the industry. Sometimes, the pricing authority arbitrarily sets prices of drugs that fall within its ambit without giving due consideration even to the costs of production. This leaves manufacturers with low margins and, hence, less funds to invest in world class manufacturing facilities and R&D activities. The silver lining is that the span of drug price control has been substantially reduced in 2001-02. However, since the Drug Price Controller is a pure administrative authority subject to the pressures of government, this could just as easily be reversed.

All said and done, most Indian pharmaceutical companies lack the facilities and resources to develop a molecule, conduct trials and then launch the product. Indian companies will thus have to depend on their international peers to undertake the more expensive clinical trials and product launches. Hence, the gains from R&D could be disproportionately distributed in the next four to five years.

To a large extent, the success in generic will depend on the interpretation of the patent claim and the ability of lawyers. It is important to highlight the risks involved in the generics business, although these are manageable. The three main risks are:

- COMPETITION A large part of opportunity in generics will involve Para IV filing challenges and technical issues. Although some 60 to 80 products are slated to lose their patents over the next decade, there are equal if not more ANDA filings. The latest database on Para IV filing shows that there are 110 certifications on different molecules, and companies are looking as far as 2011 for doing the ANDA filings today. Success depends upon the quality and speed of filing. Those are easier said than done.
- LITIGATION To a large extent, success in patent challenges depends on the interpretation of patent claims and the convincing ability of lawyers — both of which are difficult to monitor. The cost of litigation is also very high, and there are several factors which need to be strategised.
- REGULATORY FRAMEWORK Regulatory framework also affects the business. For instance, there is a proposal making the rounds in the US to have the 180-days exclusivity computed from the date of the first judgment. If this meets regulatory approval, it will effectively alter the exclusive life of a generic.

cautionary statement

The management of Dr. Reddy's has prepared and is responsible for the financial statements that appear in this report. These financial statements are in conformity with accounting principles generally accepted in India and in the US, and therefore include amounts based on informed judgments and estimates. The management also accepts responsibility for the preparation of other financial information that is included in this report.

This presentation includes some forward-looking statements, as defined in the U.S. Private Securities Litigation Reform Act of 1995. The management has based these forward-looking statements on its current expectations and projections about future events. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. These factors include, but are not limited to, changes in local and global economic conditions, the Company's ability to successfully implement its strategy, the market's acceptance of and demand for its products, growth and expansion, technological change and exposure to market risks. By their nature, these expectations and projections are only estimates and could be materially different from actual results in the future.

Source: [1] IMS Review, [2] Various web sites on Pharma industry

corporate governance

A CONTINUING COMMITMENT

DR. REDDY'S LABORATORIES has been committed to good corporate governance well before such practices were mandated by law. It has always believed that an independent board following best international practices, transparent disclosures and empowerment of shareholders are as necessary as solid financial results for creating and sustaining shareholder value.

An industry-wide corporate governance initiative in India was pioneered by the Confederation of Indian Industry (CII) in 1997-98. Subsequently, the Securities and Exchange Board of India (SEBI) set up a committee on corporate governance. Based on the recommendations of this committee, a new Clause 49 has been inserted into the listing agreement of all the stock exchanges in the country, which specifies the standards that listed Indian companies have to meet and the disclosures they have to make with regard to corporate governance.

This chapter, along with the chapters on management discussion and analysis and additional shareholder information, show how Dr. Reddy's not only complies with, but also goes beyond the standards of corporate governance and disclosures mandated by Clause 49.

At Dr. Reddy's, corporate governance revolves around four basic processes:

- Governance by directors;
- Responsibility of management;
- External and internal audit systems; and
- information to stakeholders.

governance by directors

DR. REDDY'S IS A BOARD-DRIVEN company, and all key decisions are taken only after detailed discussions by the Board. The Board acts with autonomy and independence in exercising strategic supervision, discharging its fiduciary responsibilities, and in ensuring that the management observes high standards of ethics, transparency and disclosure.

The Directors are experts in the fields of medicine, chemistry and medical research, human resource development, business strategy, finance and economics. They review all information relating to significant business decisions, including strategic and regulatory matters. Every member of the Board, including the non-executive Directors, has full access to all information of the Company.

COMPOSITION AND MEETINGS OF THE BOARD

AS ON MARCH 31, 2002, Dr. Reddy's had 10 Directors on its Board, of whom seven are non-executive Directors. Six out of the seven non-executive Directors are independent under provisions of the US listing standard — which are more stringent than Clause 49. Dr. K Anji Reddy, one of the promoters of the Company, is the executive Chairman of the Company. Dr. Reddy's, therefore, meets the criterion of at least 50 per cent of the Board consisting of independent directors.

There were five board meetings held during 2001-02. The dates were: May 30, 2001, July 31, 2001, September 24, 2001, October 31, 2001 and January 29, 2002. The maximum gap between any two board meetings is less than three months.

Details of Directors, their attendance in board meetings and annual general meeting, memberships on other corporate boards and on board-level committees of other companies are given in Table 1.

None of the Directors is a member of more than 10 board-level committees of public companies, or is a chairman of more than five such committees.

REMUNERATION OF DIRECTORS

THE REMUNERATION of the three executive Directors of Dr. Reddy's is recommended by the Remuneration Committee of the Board (consisting of non-executive Directors) and has been unanimously approved by the Board. This is capped at 2 per cent of net profits as calculated under section 198 of the Companies Act, 1956, for Dr. K Anji Reddy, and 1 per cent each for G V Prasad and Satish Reddy. The remuneration of non-executive Directors is recommended by the executive Directors of the Board. All Board level remunerations are approved by the shareholders.

Executive Directors are not eligible to participate in the stock option plan. Non-executive Directors have not been granted any option.

The executive Directors are contractually appointed for a period of five years, subject to recommendation of the Board and approval of the shareholders. A third of the non-executive Directors retire by rotation every year and, if eligible, may offer themselves for re-appointment.

The remuneration paid or payable to the Directors for their services rendered during 2001-02 is given in Table 2.

Composition of the board of Dr. Reddy's and Directors' attendance for 2001-02

NAME OF DIRECTOR	EXECUTIVE DIRECTOR (ED), NON-EXECUTIVE DIRECTOR (NED), INDEPENDENT DIRECTOR (ID)	NUMBER OF BOARD MEETINGS HELD	NUMBER OF BOARD MEETINGS ATTENDED	ATTENDANCE IN LAST AGM ON SEPT 24, 2001	NUMBER OF DIRECTORSHIP TO WHICH SECTION 275 OF THE COMPANIES ACT 1956, APPLIES, INCLUDING DR. REDDY'S
Dr. K Anji Reddy*	ED	5	5	Present	10
G V Prasad**	ED	5	5	Present	11
Satish Reddy***	ED	5	5	Present	10
Dr. Omkar Goswami	NED/ID	5	5	Present	3
P N Devarajan	NED/ID	5	5	Present	8
Ravi Bhoothalingam	NED/ID	5	5	Present	2
Dr. P Satyanarayana Rao	NED/ID	5	5	Present	1
Dr. V Mohan	NED/ID	5	5	Present	1
Dr. A Venkateswarlu(a)	NED	5	5	Present	1
Prof Krishna G Palepu(b)	NED/ID	0	0	Not applicable	11

Notes: * Father of Satish Reddy and father-in-law of G.V. Prasad. **Son-in-law of Dr. K Anji Reddy and brother-in-law of Satish Reddy. *** Son of Dr. K Anji Reddy and brother-in-law of G V Prasad. (a) According to Clause 49 of the Listing Agreement with Indian stock exchanges, an independent director means a director who, apart from receiving a director's remuneration, does not have any other material pecuniary relationship or transactions with the company, its promoters, its management, or its subsidiaries, which in the judgement of the board may affect the independence of judgement of the director. By that criterion, Dr. A Venkateswarlu is an independent director. However, according to the New York Stock Exchange's listing rules, a person is not treated as an independent director without three years having lapsed between being an employee and a board member of the same company. By that criterion, Dr. Venkateswarlu is a non-executive, but not an independent director. (b) Appointed at the meeting of board of directors held on January 29, 2002. No meeting held thereafter.

INFORMATION SUPPLIED TO THE BOARD

Among others, this includes:

- annual operating plans and budgets, capital budgets, updates, and all variances,
- quarterly results of the Company and its operating divisions or business segments,
- detailed presentations on the progress in R&D and new drug discoveries,
- minutes of meeting of Audit Committee and other Committees,
- information on recruitment and remuneration of senior officers just below the board level,
- any significant regulatory matter concerning Indian or foreign regulatory authorities,
- any issue which involves possible public or

Remuneration of the directors

IN RS. THOUSAND

NAME OF DIRECTORS	SITTING FEES*	COMMISSIONS**	SALARIES	PERQUISITES***	TOTAL
Dr. K Anji Reddy*	NA	96,399	1,200	944	98,543
G V Prasad**	NA	48,199	1,080	304	49,583
Satish Reddy***	NA	48,199	1,080	278	49,557
Dr. Omkar Goswami	50	1,200	NA	NA	1,250
P N Devarajan	55	1,200	NA	NA	1,255
Ravi Bhoothalingam	55	1,200	NA	NA	1,255
Dr. P Satyanarayana Rao	45	1,200	NA	NA	1,245
Dr. V Mohan	20	800	NA	NA	820
Dr. A Venkateswarlu	55	1,200	NA	NA	1,255
Prof. Krishna G. Palepu	0	0	NA	NA	0

Notes: *Sitting fees include fees for board as well as committee meetings. ** Commissions are variable, and based on % of net profit calculated according to Section 198 of Companies Act, 1956. ***Perquisites include house rent allowance, medical reimbursement for self and family according to the rules of the company, leave travel assistance, personal accident insurance, company vehicle for official use with driver, telephone at residence and superannuation benefits.

product liability claims of a substantial nature,

- risk analysis of various products, markets and businesses,
- detailed analysis of potential acquisition targets, or possible divestments,
- details of any joint venture or collaboration agreement,
- transactions that involve substantial payment towards goodwill, brand equity or intellectual property,
- significant sale of investments, subsidiaries, assets, which are not in the normal course of business,
- any contracts in which director(s) are deemed to be interested,
- materially important show cause, demand, prosecution and penalty notices,
- fatal or serious accidents or dangerous occurrences,
- significant effluent or pollution problems,
- materially relevant default in financial obligations to and by the company or substantial non-payment for goods sold by the company,
- significant labour problems and their proposed solutions,
- significant development in the human resources and industrial relations fronts,
- quarterly details of foreign exchange exposure and the steps taken by management to limit

the risks of adverse exchange rate movement, and

- non-compliance of any regulatory, statutory nature or listing requirements as well as share holder services such as non-payment of dividend and delays in share transfer.

The Board of Dr. Reddy's is routinely presented with all information under the above heads, whenever applicable and significant. These are submitted either as part of the agenda papers well in advance of the board meetings or are presented or tabled in the course of the meetings.

RELATED PARTY TRANSACTIONS

- Dr. Reddy's Research Foundation (DRF) is a company incorporated under Section 25 of the Companies Act, 1956. Dr. K Anji Reddy, Chairman of Dr. Reddy's is a promoter of DRF. Moreover, he along with Satish Reddy and G V Prasad, are governing council members of DRF. Dr. Reddy's sponsors R&D in DRF and patents arising out of such research are assigned to the Dr. Reddy's. In 2001-02, Dr. Reddy's contributed Rs. 449 million to DRF.
- Dr. Reddy's Holdings Limited (DRH) is a principal shareholder of Dr. Reddy's. The shareholders of DRH are Dr. K Anji Reddy, Satish Reddy, G V Prasad and their family members. During 2001-02, Dr. Reddy's purchased goods worth Rs. 11.9 million, and sold goods worth Rs. 3.3 million from the entities specified above. The amount due from these entities was Rs. 0.3 million and amount due to these entities was Rs. 1.9 million.
- Dr. Reddy's has 15 subsidiary companies (for details, see Schedule 20(6)(Clause b) of Notes to Accounts accompanying the audited financials).
  - Sales of Dr. Reddy's to these subsidies for 2001-02 was Rs. 6,310 million.
  - Purchase by Dr. Reddy's from these subsidiaries for 2001-02 was Rs. 166 million.
  - Dr. Reddy's received dividend from these subsidiaries worth Rs. 4.2 million.
  - DRL incurred operating expenses on them worth Rs. 47.3 million.
  - As on March 31, 2002, dues from these subsidiaries to (including loans and advances and sundry debtors) Dr. Reddy's amounted to Rs. 2,569 million, while Dr. Reddy's dues to these entities were Rs. 57 million.
- Other related parties include: (i) Diana Hotels (owned by relatives of G V Prasad), (ii) Ms. K Samarajyam (spouse of Dr. K. Anji Reddy),

(iii) Ms. G Anuradha (daughter of Dr. K Anji Reddy and spouse of G V Prasad), (iv) Ms. Deepthi Reddy (spouse of Satish Reddy), (v) Madras Diabetes Research Foundation (promoted by Dr. V Mohan, a non-executive director of Dr. Reddy's), and (vi) Dr. Reddy's Heritage Foundation (where Dr. K Anji Reddy is a director). In 2001-02, Dr. Reddy's purchased goods worth Rs. 5.7 million from other related parties and paid Rs. 12.4 million towards rent and hotel expenses to these parties. The amount due to these parties was Rs. 0.2 million. Rent paid to key management personnel was Rs. 8.0 million.

committees of the board

COMMITTEES APPOINTED by the Board focus on specific areas, and take decisions within the authority delegated to them by the Board. The Committees also make specific recommendations to the Board on various matters from time-to-time. All decisions and recommendations of the Committees are placed before the Board for information or approval. Dr. Reddy's has six board-level Committees:

- Audit Committee.
- Shareholders' Grievances Committee.
- Remuneration Committee.
- Management Committee.
- Investment Committee.
- Compensation Committee.

1. REPORT OF THE AUDIT COMMITTEE

THE MANAGEMENT is primarily responsibility for Dr. Reddy's internal controls and the financial reporting process. The Statutory Auditors are responsible for performing independent audits of the Company's financial statements in accordance with generally accepted auditing and accounting standards, and for issuing reports based on such audits. The Audit Committee has been entrusted by the Board of Directors to supervise these processes and, thus, ensure accurate and timely disclosures that maintain the transparency, integrity and quality of financial control and reporting.

The Committee consists of the following five non-executive Directors, four-fifth of whom are independent even by the strictest criterion of 'independence'.

- Dr. Omkar Goswami (Chairman)
- Dr. P Satyanarayana Rao
- Ravi Bhoothalingam
- P N Devarajan
- Dr. A Venkateswarlu

Audit committee attendance during 2001-02

COMMITTEE MEMBERS	MEETINGS HELD	MEETING ATTENDED
Dr. Omkar Goswami (Chairman)	5	5
P N Devarajan	5	5
Ravi Bhoothalingam	5	5
Dr. P Satyanarayana Rao	5	4
Dr. A Venkateswarlu	5	5

The Company Secretary is the Secretary of the Committee.

The Audit Committee met five times during the year: on May 30, 2001, July 31, 2001, September 25, 2001, October 31, 2001 and January 28, 2002. Table 3 gives the attendance record of the Audit Committee.

Among others, the tasks of Dr. Reddy's Audit Committee are to:

- Effectively supervise the financial reporting process.
- Review the quarterly, and annual financial results before placing them before the Board.
- Review the adequacy of internal controls in the Company, including the plan, scope of internal audits and performance of the internal audit department.
- Review financial and other operational risk management policies of the Company.
- Hold discussions with Statutory Auditors on the nature and scope of audits, and any views that they have about the financial control and reporting processes.
- Ensure compliance with accounting standards, and with listing requirements concerning financial statements.
- Recommend the appointment and removal of external Auditors and their fees.
- Ensure that adequate safeguards have been taken for legal compliance both for the Company and its other domestic as well as foreign subsidiaries.
- Review any related party transactions.

The Audit Committee of Dr. Reddy's has been vested with all the powers necessary to discharge these responsibilities.

For 2001-02, Dr. Reddy's Audit Committee meetings were typically held a day before the board meetings. At the very least, the subject matter of these meetings took up half a day. For the meetings that reviewed half-yearly and annual results along with detailed internal audit reports, the proceedings took up the better part of a full working day.

The very least that was discussed in every Audit Committee meeting were:

a) Internal audit and control matters, including action-taken reports.

b) The status of SAP and other IT systems that assist financial and operational reporting, and how these could be further optimised to increase speed of reporting and create continuously improving management information systems.

c) Detailed presentation of performance, including budget versus actuals, disaggregated at the level of each Strategic Business Unit (SBU).

d) Discussion with Statutory Auditors, including new accounting standards and policies relating to Indian as well as US GAAP.

e) Detailed operational and financial risk appraisals, as well as risks relating to legal compliance.

A key feature of the Audit Committee meetings was that it focused on follow-ups and action-taken reports. The management was expected to, and did, place on the table the changes it had instituted or formalised based upon decisions taken during previous Audit Committee meetings. Time-lines set by the Audit Committee were generally adhered to. Consequently, the Committee actively assisted the management in up-dating audit systems and shortening time-lines for financial reporting.

Based on its discussion with the Statutory Auditors and the management, the Audit Committee has recommended to the Board that the audited financial statements prepared according to Indian GAAP and US GAAP be accepted by the Board as true and fair statements of the financial health of Dr. Reddy's.

Further, the Committee has recommended that for 2002-03, the Board re-appoint Bharat S Raut & Co. and KPMG as statutory, independent Auditors for Indian GAAP and US GAAP respectively.

The Committee has also expressed satisfaction over the performance of the finance and legal departments of the Company, and of the efficiency and independence of internal audit department.

DR. OMKAR GOSWAMI
Chairman, Audit Committee

2. SHAREHOLDERS' GRIEVANCE COMMITTEE

DR. REDDY'S HAS constituted a Shareholders' Grievance Committee of the Board of Directors to specifically look into and redress the complaints received from the shareholders of the Company.

The Committee is chaired by a non-executive, independent Director and consists of the following members:

- Dr. P Satyanarayana Rao (Chairman)
- G V Prasad
- Satish Reddy

The Company Secretary is the Secretary to the Committee. The Committee met once during the year on January 29, 2002 and two members attended the meeting.

3. REMUNERATION COMMITTEE

DR. REDDY'S REMUNERATION Committee consists of the following four non-executive independent Directors:

- P N Devarajan (Chairman)
- Ravi Bhoothalingam
- Dr. Omkar Goswami
- Dr. A Venkateswarlu

The head of the human resources function of the Company is the Secretary to the Committee.

The Remuneration Committee recommends to the Board, the compensation of the executive Directors of the Company keeping in view the Company's financial status, industry trends, past performance, and past remuneration. In determining the remuneration package, the Committee strives to strike a balance between the interest of the Company and the shareholders.

The Remuneration Committee met once during the year on July 30, 2001 and all members of the Committee were present at the meeting.

4. MANAGEMENT COMMITTEE

DR. REDDY'S MANAGEMENT Committee consists of the following executive Directors:

- Dr. K Anji Reddy (Chairman)
- G V Prasad
- Satish Reddy

The Company Secretary is the Secretary to the Committee. The Management Committee reviews SBU operations and the capital budgets and gives necessary directions to the senior management team based on strategy finalised by the Board. The Committee held seven meetings during the year on June 7, 2001, July 10, 2001, September 7, 2001, October 4, 2001, November 8, 2001, December 3, 2001 and February 22, 2002 in the financial year ended March 31, 2002. Every member of the Committee attended each meeting.

5. INVESTMENT COMMITTEE

THE COMPANY'S INVESTMENT Committee comprises the following Directors:

- G V Prasad (Chairman)
- Satish Reddy
- Dr. A Venkateswarlu

The Company Secretary is the Secretary to

the Committee. The Investment Committee reviews the Company's investment proposals and ongoing projects, and invests surplus funds arising out of the daily business of the Company. The Committee held two meetings during the year on December 19, 2001 and February 22, 2002. All members of the Committee attended each meeting.

6. COMPENSATION COMMITTEE

THE COMPENSATION Committee was constituted on January 29, 2002, to administer the Company's Employee Stock Option Scheme (ESOS). The Committee consists of the following Directors:

- Ravi Bhoothalingam (Chairman)
- Dr. A Venkateswarlu
- P N Devarajan
- G V Prasad
- Satish Reddy

The Company Secretary is the Secretary to the Committee. The Compensation Committee met once during the year on January 29, 2002 and all members of the Committee attended the meeting.

This Committee has developed detailed guidelines for the grant of ESOS to the employees of the Company as well as its subsidiaries. The salient features of ESOS are:

- Grant of options has been linked to performance — to be granted on the basis of the appraisal process fixed by the Committee.
- Vesting period to be decided by the Committee (minimum vesting period is 12 months).
- The exercise price will in no case be less than the weighted average price of 30 days of the shares on the BSE on the date of grant.
- Situations of expiry of options specified in the scheme.
- Complies with all provisions of SEBI and Income Tax guidelines issued in this regard.
- The Committee has been authorised to allot shares as and when any optionee exercises its option.
- The Committee has been authorised to complete the listing formalities in respect of shares allotted under the scheme, vary the terms and conditions of ESOS, so long as these are not detrimental to the interest of the employees.

responsibility of management

THE MANAGEMENT OF Dr. Reddy's has developed and implemented policies, procedures and practices that attempt to translate the Company's purpose and mission into reality. The management also identifies, measures, monitors and



Management Council Members *Standing (L to R)* Arun Sawhney, V S Vasudevan, Timothy Crew, G V Prasad, Saumen Chakraborty, Cameron Reid, Dr. Jayram Chigrupati, Raghu Cidambi
Sitting (L to R) Dr Swaminathan Subramaniam, Dr R Rajgopalan, R S Prasad, Satish Reddy

controls the risks factors in the business and ensures safe, sound and efficient operation.

At the management level, effective governance consists of competent management; implementation of adequate policies and processes; maintenance of an appropriate audit program and internal control environment; and effective risk monitoring and management information systems. These are internally supervised and monitored through the Management Council.

MANAGEMENT COUNCIL

THE MANAGEMENT COUNCIL of the Company was constituted in May 2001. The Council comprises the Chief Executive Officer, Chief Operating Officer, Chief Financial Officer, SBU heads, human resources head and the head of business development.

The Council meets each month under the chairmanship of the CEO. Council meetings have an established agenda and background material, wherever appropriate, is provided to the Council members five days in advance. The Council performs the following functions:

- Agrees on overall vision and targets for the Company.
- Decides on and prioritises overall business portfolio strategy.
- Monitors overall Company performance, including the performance of various SBUs.
- Decides on the major corporate policies.
- Signs off on annual plans, budgets and investments.
- Develops the performance ethic.
- Decides and structures major alliances, partnerships and acquisitions.
- Acts as thought partner/critical evaluator for radical new businesses.
- Proposes and initiates large-scale, cross-SBU/ organisation-wide initiatives like E-business, six sigma, etc.


81

MANAGEMENT DISCUSSION AND ANALYSIS

THIS ANNUAL REPORT has a detailed chapter on Management Discussion and Analysis.

DISCLOSURES BY MANAGEMENT

All details relating to financial and commercial transactions where Directors may have a potential interest are provided to the Board, and the interested Directors neither participate in the discussion, nor do they vote on such matters.

As required by the Accounting Standards AS-18, the details of related party transactions are given in schedule 'M' notes on Balance Sheet and Profit and Loss Account.

external and internal audit systems

DR. REDDY'S HAS BOTH external and internal audit systems in place. Auditors have access to all records and information about the Company. The Board and the management utilise, in a timely and effective manner, the findings of external and internal Auditors and takes corrective measures in the areas of concern identified by Auditors. The Board recognises the work of the Auditors as an independent check on the information received from the management on the operations and performance of the Company.

EXTERNAL AUDIT

FOR 2001-02, DR. REDDY'S appointed, with the approval of the shareholders, two independent external Auditors — A Ramachandra Rao & Co. and Bharat S Raut & Co. — to audit the operations performed by the management. They were designated as Joint Statutory Auditors for the purpose of audit of the financial statement prepared under the Indian GAAP. The Company had also appointed KPMG as independent Auditors for the purpose of issuing opinion on the financials prepared under the US GAAP.

While auditing the operations of the Company, the external Auditors recorded their observations and findings with the management. These were then discussed among the management, Audit Committee members and the Auditors at Audit Committee meetings. Corrective actions suggested by the Auditors and the Audit Committee were implemented or taken up for implementation by the management.

INTERNAL AUDIT

INTERNAL AUDIT AT Dr. Reddy's is an independent and objective assurance and consulting activity aimed to add value to the Company's operations. The objective of the internal audit department is to assist management in the effective discharge of their responsibilities by furnishing them with analysis, appraisals, recommendations and pertinent comments concerning activities reviewed.

The vision of the internal audit department is to facilitate each business in managing risk and achieving their mission through sustainable and ethical means. The scope of the internal audit encompasses the examination and evaluation of the adequacy and effectiveness of the Company's system of internal accounting, administrative and organisational controls, efficiency of operations, evaluation of various risk profiles, and the quality of managerial performance in carrying out assigned responsibilities.

The internal audit department is entirely independent, and reports directly to the CEO and the Audit Committee, who support and facilitate its efficiency and independence.

INFORMATION TO STAKEHOLDERS

DURING THE YEAR, THE Company executed a comprehensive disclosure plan through various means for different stakeholders— shareholders, suppliers, customers, employees and society at large.

SHAREHOLDERS

DISCLOSURES REGARDING appointment and re-appointment of Directors

Prof Krishna G Palepu and Anupam Puri have been appointed as Additional Directors of the Company until the ensuing annual general meeting on August 26, 2002. Both these Additional Directors, being eligible, have offered themselves for election. Moreover, according to the Articles of Association of Dr. Reddy's, at every annual general meeting of the Company, one-third of two-thirds of the Board of Directors are liable to retire by rotation. Thus, P N Devarajan and Ravi Bhoothalingam shall retire at the annual general meeting of the Company and being eligible, have offered themselves for re-election. Given below are the abbreviated resumes of the two Additional Directors seeking election and the two directors seeking re-election.

Prof Krishna G Palepu was recently appointed to the Board of Dr Reddy's as a non-executive, independent Additional Director. He is the Ross Graham Walker Professor of Business Administration at the Harvard Business School. He holds the titles of Senior Associate Dean and Director of Research. Professor Palepu has a Masters degree in physics from Andhra University, an MBA from the Indian Institute of Management, and a PhD from the Massachusetts Institute of Technology. He is also a recipient of an honorary MA from Harvard, and an honorary Doctorate from the Helsinki School of Economics. Professor Palepu teaches finance, control, and strategy in Harvard's MBA and Executive programs. He has published numerous research papers is also the co-author of 'Business Analysis & Valuation: Text and Cases'. He serves as consultant to a wide variety of businesses, and is on the boards of the following companies:

1. Vision Computers Inc.
2. Enmed Inc.
3. Exeter Group Inc.

Anupam Puri retired at end of 2000 from McKinsey & Company after a 30 year career at the leading management consulting firm. Since joining the firm in New York in 1970, he worked extensively on public policy issues with both governments and multilateral development agencies and with companies all over the world. Mr. Puri has participated in the reorganisation of several multilateral agencies, including the OPEC Secretariat, the Asian Development Bank, the European Bank for Reconstruction and Development, the World Bank, the UN Development Program, the UN Fund for Population Activities, and the European Economic Commission. He has advised companies based in the U.S., Europe, Japan, Latin America and India primarily on issues of strategy and organisation. He holds a BA in Economics from St. Stephen's College, Delhi University, and a MA and M.Phil degrees from Oxford University. He has been a board member of several non-profit institutions in the fields of social entrepreneurship and international relations. He is also director in these companies:

1. Godrej Consumer Products Ltd.
2. HCL Technologies Ltd.
3. ICICI Bank Ltd.
4. Mahindra & Mahindra Ltd.

P N Devarajan was appointed as Director on the Board of Dr. Reddy's on October 30, 2000. He serves as a member on the Planning Board of Madhya Pradesh, chairman of research at the Council of

National Environment Engineering Research Institute, member of the Assessment Committee Council of Scientific and Industrial Research, and member of the Research Council of National Chemical Laboratory. Mr. Devarajan has served as a director of the Bank of Baroda, member of the central board of directors of the Reserve Bank of India and has been group president and consultant of Reliance Industries Ltd. Apart from Dr. Reddy's, Mr. Devarajan serves on the boards of directors of Kothari Petro-Chemicals Limited, Sriram Tower Tech Limited, Polylene Film Industries Limited, Process Control Technologies Limited, Search Chem Industries Limited, Infinite Softcomm Solutions Limited, Tropical Technologies Pvt. Limited, and Sriram Engineering Limited.

Ravi Bhoothalingam was appointed as Director on the Board of Dr. Reddy's on October 30, 2000. He has served as the President of The Oberoi Group and was responsible for the operations of the Group worldwide. He has also served as the Head of Personnel at BAT Plc, Managing Director of VST Industries Ltd. and as a Director of ITC Limited. He holds a B.Sc in physics from St. Stephens College, Delhi and a Master of Arts in Experimental Psychology from Gonville and Caius College, Cambridge University. Apart from Dr. Reddy's, Mr. Bhoothalingam serves on the boards of directors of NICCO Internet Ventures Limited and Sona Koyo Steering Systems Limited.

POSTAL BALLOT

DR. REDDY'S HAS HAD no occasion to use postal ballots for obtaining shareholder approval on any matter.

COMMUNICATION TO SHAREHOLDERS

THE COMPANY DISSEMINATES information about its operations through various means to shareholders, analysts and the society at large. The primary source of information regarding the operations of the Company is the corporate web site: www.drreddys.com.

All official news releases and presentations made to institutional investors and analysts are posted on the Company's website. Additionally, the Company issues

Details of communication during 2001-02

MEANS OF COMMUNICATION	FREQUENCY
Press releases/ statements	57
Press conferences	1
Road shows	5
Earning calls	4
Publication of results	4

press releases and conducts programs that disseminate information. An analysis of the means of dissemination of information is produced in Table 4.

The quarterly results of the company are published in widely circulated national newspapers such as The Economic Times, Business Line and The Times of India, and the local daily – Vartha.

SUPPLIERS

IN ORDER TO ESTABLISH strong supplier relationship, Dr. Reddy's has created a portal Vikreta2drl.com. The portal not only enables suppliers to access their purchase orders, invoices, payments and the like, but also allows them to access other details with a click of the mouse. Through this continuous real-time link, the involvement of suppliers in the Company's business is expected to substantially increase in the future.

CUSTOMERS

THE COMPANY HAS ALSO created a portal customer2drl.com for establishing a long lasting relationship with customers. The portal enables customers to access information relating to the entire sales cycle. Thus substantiating the Company's relationship with its customers.

In addition, livizi.com and Housecalls are initiatives in the field of education and medical needs. livizi.com is a unique e-healthcare initiative of Dr. Reddy's dedicated to helping people lead healthier lives. It is a simple, interactive and multi-lingual health portal, with a holistic approach to health, and covers physiological, psychological, social and spiritual aspects. livizi.com also aims to demystify health by helping people learn about health in an interesting and fun way. Housecalls, a bi-monthly magazine published by Dr. Reddy's, is an effort to connect the medical fraternity across boundaries. The magazine has circulation of doctors from all over the world. Its online edition can be accessed at www.housecallsindia.com.

EMPLOYEES

THE COMPANY BRINGS out Elixir, its house journal, every quarter. The magazine not only connects employees across location but is a forum for sharing news, views and analysis. Dr. Reddy's also has a number of electronic portals: the Insider, the HR portal, drlintouch.com, to keep employees updated on various issues relating to the Company.

The "Insider" is the private computer



network of the Company, and is a great medium for sharing information and inter-departmental communication, providing them various online services, and for keeping employees updated about the Company's operations. The HR portal and drlintouch.com have been designed to inform employees at the corporate office and field staff respectively about various rules, regulations, principals, programs and online services to the employees and bring them together on a common platform. These IT initiatives are helping employees learn, share and communicate ideas and experiences thus fostering a learning culture in the organisation.

CERTIFICATE OF COMPLIANCE

To the Members of Dr. Reddy's Laboratories Limited

We have examined the compliance of conditions of Corporate Governance by Dr. Reddy's Laboratories Limited ("the Company"), for the year ended on March 31, 2002, as stipulated in clause 49 of the Listing Agreement of the said Company with the Bombay Stock Exchange, the Hyderabad Stock Exchange, the Madras Stock Exchange, the Ahmedabad Stock Exchange and the Calcutta Stock Exchange. The compliance of conditions of Corporate Governance is the responsibility of the management. Our examination was limited to procedures and implementation thereof, adopted by the Company for ensuring the compliance of the conditions of the Corporate Governance. It is neither an audit nor an expression of opinion on the financial statements of the Company.
In our opinion and to the best of our information and according to the explanations given to us, we certify that the Company has complied with the conditions of Corporate Governance as stipulated in the above mentioned Listing Agreement.

We state that no investor grievance is pending for a period exceeding one month against the Company as per the records maintained by the Shareholders/ Investors Grievance Committee.

We further state that such compliance is neither an assurance as to the future viability of the Company nor the efficiency or effectiveness with which the management has conducted the affairs of the Company.

for Bharat S Raut & Co. Chartered Accountants	for A Ramachandra Rao & Co. Chartered Accountants
Pradip Kanakia Partner	A Ramachandra Rao Partner

Hyderabad
June 4, 2002

additional shareholders information

CONTACT INFORMATION

REGISTERED AND CORPORATE OFFICE

Dr. Reddy's Laboratories Ltd
7-1-27 Ameerpet
Hyderabad 500 016
Andhra Pradesh, India
Phone: +91-40-3731946
Fax: +91-40-3731955
Website: http://www.drreddys.com

CONCERNED OFFICERS

ADS investors / institutional investors / financial analysts

US / EUROPE
Artie Rokkam
Phone: +1-201-760-2880, X211
Fax: +1-201-760-0401
email: artie@drreddys.com

ASIA PACIFIC
Nikhil Shah
Phone: +91-40-6511532
Fax: +91-40-3731955
email: nikhilshah@drreddys.com

Indian Retail Investors (general queries)

Girish Tekchandani
Phone: +91-40-3731946 (Ext 526)
Fax: +91-40-3731955
email: girisht@drreddys.com

Retail Investor Services (share transfers and other services)

INVESTOR CELL
Dr. Reddy's Laboratories Ltd
7-1-27 Ameerpet
Hyderabad 500 016
Andhra Pradesh, India
Phone: +91-40-3731946
Fax: +91-40-3731955
email: shares@drreddys.com

Media

Bhaswati Banerjee / R. Rammohan
Corporate Communications
Phone: +91-40-6511620
Fax: +91-40-6511621
email: banerjeeb@drreddys.com, rammohanr@drreddys.com

Chief Compliance Officer

V S Vasudevan
Chief Financial Officer
Dr. Reddy's Laboratories Ltd
7-1-27 Ameerpet
Hyderabad 500 016
Andhra Pradesh, India
Phone: +91-40-3731946
Fax: +91-40-3731955
email: vasudevan@drreddys.com

Compliance Officer

Santosh Kumar Nair
Company Secretary
Dr. Reddy's Laboratories Ltd
7-1-27 Ameerpet
Hyderabad 500 016
Andhra Pradesh, India
Phone: +91-40-3731946
Fax: +91-40-3731955
email: santoshkumar@drreddys.com

CALENDAR FOR THE YEAR

Annual General Meeting	
Date	August 26, 2002
Time	11.30 AM
Venue	Hotel Viceroy, Tank Bund Road Hyderabad 500 080
Last date for receipt of proxy forms	August 24, 2002 before 11.30 AM
Financial Calendar (Tentative)	
For the quarter ending June 30, 2002	Last week of July
For the half year ending September 30, 2002	Last week of October
For the quarter ending December 31, 2002	Last week of January
For the year ending March 31, 2003	Last week of May
Annual General Meeting for the year ending March 31, 2003	Second half of August 2003
Book closure date	August 13, 2002 to August 20, 2002 (Both days inclusive)
Final dividend	Rs. 2.50 per share of Rs. 5 each
Dividend payment date	September 1, 2002 onwards

LISTING ON STOCK EXCHANGES

EQUITY SHARES	AMERICAN DEPOSITORY SHARES (ADS)
■ Hyderabad Stock Exchange Limited (Regional Stock Exchange)	■ New York Stock Exchange, New York
■ The Stock Exchange, Mumbai (BSE)	
■ The Calcutta Stock Exchange Association Limited	
■ Madras Stock Exchange Limited	
■ Ahmedabad Stock Exchange	

Note:

1. Listing fees for the year 2002-2003 has been paid to the Indian Stock Exchanges.
2. Listing fees to NYSE for listing of ADSs has been paid for the calendar year 2002.
3. Shares are also traded at National Stock Exchange (NSE) and in other stock exchanges as permitted securities.

CODES AT VARIOUS STOCK EXCHANGES

The following security codes are used by different stock exchanges and web sites for identification of the scrip of the Company.

Mumbai Stock Exchange	500124
National Stock Exchange	DRREDDY
New York Stock Exchange (NYSE)	RDY
Reuters	REDY.BO
Bloomberg	DRRD@IN

INTERNATIONAL SECURITIES IDENTIFICATION NUMBER (ISIN)

ISIN is a unique identification number of a traded scrip. This number has to be quoted in each transaction relating to the dematerialised equity shares of the Company. The ISIN number of the shares of Dr. Reddy's Laboratories is INE089A01023.

CUSIP NUMBER FOR ADSs

The Committee on Uniform Security Identification Procedures (CUSIP) of the American Bankers Association has developed a numbering system for securities. A CUSIP number uniquely identifies security and its issuer and is recognised globally by organisations adhering to standards issued by the International Securities Organisation (ISO). Dr. Reddy's ADSs carry the CUSIP number 256135203.

DEPOSITORIES

Overseas depository of ADSs

Morgan Guaranty Trust Company
JP Morgan, 60 Wall Street
New York, NY 10260-0060, USA
Phone: +1-212-648-3403
Fax: +1-212-648-5576
Contact: Joseph E Connor
(connor_joe@jpmorgan.com)
Antonio Pedro Rafael
(rafael_pedro@jpmorgan.com)

Domestic custodian of ADSs	ICICI Limited ICICI Towers Bandra-Kurla Complex Mumbai 400 051 Maharashtra, India Phone: +91-22-6531414 Fax: +91-22-6531122
Registrar for Indian demat shares	Big Share Services Pvt. Ltd. E-2, Ansa Industrial Estate Saki-Vihar Road Sakinaka, Andheri (East) Mumbai 400 072 Maharashtra, India Phone: +91-22-8523474, 8560652 Fax: +91-22-8525207 Contact: P A Varghese N V K Mohan (bigshare@bom7.vsnl.net.in)

EQUITY HISTORY OF THE COMPANY

Table 1 gives the equity history of the Company from when Dr. Reddy's was incorporated in 1984 until date.

Equity history of Dr. Reddy's

DATE	PARTICULARS	ISSUED	CANCELLED	CUMULATIVE
February 24, 1984	Issue to promoters	200		200
November 22, 1984	Issue to promoters	243,300		243,500
June 14, 1986	Issue to promoters	6,500		250,000
August 9, 1986	Issue to public	1,116,250		1,366,250
August 9, 1989	Rights Issue	819,750		2,186,000
August 9, 1989	Forfeiture of 100 shares		100	2,185,900
December 16, 1991	Bonus Issue	1,092,950		3,278,850
January 17, 1993	Bonus Issue	3,278,850		6,557,700
May 10, 1994	Bonus Issue	13,115,400		19,673,100
May 10, 1994	Issue to promoters	2,250,000		21,923,100
July 26, 1994	GDR underlying Equity Shares	4,301,076		26,224,176
September 29, 1995	SEFL shareholders on merger	263,062		26,487,238
January 30, 2001	CDL Shareholders on merger	5,142,942		31,630,180
January 30, 2001	Cancellation of shares held in CDL		41,400	31,588,780
April 11,2001 & April 24, 2001	ADS underlying Equity Shares	6,612,500		38,201,280
July 9, 2001	Conversion of GDRs in ADSs			38,201,280
September 24, 2001	ARL Shareholders on merger	56,694		38,257,974
October 25, 2001	Sub division of equity shares			76,515,948

PERFORMANCE OF EQUITY SHARES ON BSE AND ADS ON NYSE

Table 2 gives the monthly high and low as well as the total number of shares/ADS traded per month on the BSE and the NYSE for 2001-02.

Highs, lows, and shares traded per month on BSE and NYSE, 2001-02

	BSE			NYSE		
MONTHS	HIGH (RS.)	LOW (RS.)	NO. OF SHARES	HIGH (US$)	LOW (US$)	NO. OF ADSS
April-01	1,218 *	864 *	1,670,233	12.50	10.04	4,586,500
May-01	1,509 *	1,112 *	1,704,514	16.50	11.75	2,873,000
June-01	1,740 *	1,351 *	2,251,836	19.20	15.20	3,343,200
July-01	1,718 *	1,255 *	2,013,071	23.90	17.05	5,362,600
August-01	1,920 *	1,668 *	3,793,650	26.00	19.60	7,881,800
September-01	2,015 *	1,683 *	7,493,347	25.65	18.01	4,643,100
October-01	1,825 *	896 **	7,158,185	25.35	18.49	5,086,800
November-01	1,150 **	863 **	10,764,968	24.99	17.05	7,277,900
December-01	996 **	880 **	6,160,775	20.49	17.80	3,261,700
January-02	1,029 **	921 **	4,369,990	23.50	18.91	3,294,000
February-02	1,119 **	921 **	3,095,756	24.55	19.24	3,671,200
March-02	1,120 **	1,004 **	1,678,003	22.55	20.86	2,461,400

* shares with Rs. 10/- face value
** shares with Rs. 5/- face value

Movement of closing share prices during the year on BSE

BOTH SERIES INDEXED TO 100 AS ON APRIL 2, 2001


200
175
150
125
100
75
50
DR. REDDY'S LABORATORIES CLOSING PRICE
BSE SENSEX CLOSING
A M J J A S O N D J F M
MONTHLY VALUES ARE AS ON 2ND OF EVERY MONTH

Movement of ADS prices from date of listing

IN US $



30
25
20
15
10
5
DR.REDDY'S LABORATORIES ADS CLOSING PRICE
A M J J A S O N D J F M

MONTHLY VALUES ARE AS ON 11TH OF EVERY MONTH

SHAREHOLDING PATTERN AS ON MARCH 31, 2002

Table 3 gives the data on shareholding according to types of shareholders, while Table 4 gives it according to shareholder class.

Distribution of shareholdings according to type of shareholders

	MARCH 31, 2002				MARCH 31, 2001			
	PHYSICAL	DEMAT	TOTAL	TOTAL %	PHYSICAL	DEMAT	TOTAL	TOTAL %
Promoter's Holding								
Individuals	1,455,804	963,666	2,419,470	3.2%	741,037	473,444	1,214,481	3.8%
Companies	17,461,730	–	17,461,730	22.8%	8,730,865	–	8,730,865	27.6%
Other Directors	–	–	–	0.0%	–	–	–	0.0%
Sub Total	18,917,534	963,666	19,881,200	26.0%	9,471,902	473,444	9,945,346	31.5%
Indian Financial Institutions	600	4,772,891	4,773,491	6.2%	300	2,814,162	2,814,462	8.9%
Banks	14,036	54,910	68,946	0.1%	8,501	1,691,467	1,699,968	5.4%
Mutual Funds	1,658	2,683,244	2,684,902	3.5%	922	904,949	905,871	2.9%
Foreign Holding				0.0%				0.0%
Foreign Institutional Investors	5,644	18,145,792	18,151,436	23.7%	2,922	6,749,461	6,752,383	21.4%
NRIs	1,159,394	1,069,406	2,228,800	2.9%	757,086	519,970	1,277,056	4.0%
GDRs/ADRs	2,600	14,900,942	14,903,542	19.5%	180,600	1,612,185	1,792,785	5.7%
Others	1,440,400	–	1,440,400	1.9%	720,200	–	720,200	2.3%
Sub Total	2,608,038	34,116,140	36,724,178	48.0%	1,660,808	8,881,616	10,542,424	33.4%
Indian Public & Corporates	4,214,658	8,168,573	12,383,231	16.2%	3,017,911	2,662,798	5,680,709	18.0%
Total	**25,756,524**	**50,759,424**	**76,515,948**	**100.0%**	**14,160,344**	**17,428,436**	**31,588,780**	**100.0%**

Distribution of shareholding according to number of shares held March 31, 2002

SHARES HELD	NO. OF SHAREHOLDERS	% OF SHAREHOLDERS	NO. OF SHARES HELD	% OF SHARE HOLDING
1 to 5000	49532	92.95	5132641	6.71
5001 to 10000	1685	3.16	2003378	2.62
10001 to 20000	1054	1.98	2349651	3.07
20001 to 30000	308	0.58	1207465	1.58
30001 to 40000	216	0.41	1050940	1.37
40001 to 50000	89	0.17	679099	0.89
50001 to 100000	193	0.36	1942955	2.54
10001 and above	212	0.40	62149819	81.22
Total	53289	100.00	76515948	100.00

DIVIDEND HISTORY

Table 5 gives the dividend history of Dr. Reddy's from 1996-97.

Dividend history from 1996-97, % of face value of each share

YEAR	INTERIM DIVIDEND	FINAL DIVIDEND	TOTAL DIVIDEND
1996-97	0	30	30
1997-98	0	30	30
1998-99	0	30	30
1999-00	25	5	30
2000-01	0	40	40
2001-02	100	50*	150

* recommended by the Board

COMPLIANCE

Dr. Reddy's has complied with all the requirements of the Listing Agreement with all Stock Exchanges, and in respect of all matters related to the regulations and guidelines of SEBI, the Companies Act, 1956, and all other relevant corporate statutes.

NOMINATION FACILITY

Shareholders holding physical shares may, if they so want, send their nominations in prescribed form 2B to the Investor Cell of the Company. Those holding shares in dematerialised form may contact their respective Depository Participant (DP) for availing the nomination facility.

SIMULTANEOUS DEMATERIALISATION OF SHARES SENT FOR TRANSFER

The Company provides facility of simultaneous transfer and dematerialisation of equity shares. Upon receipt of the share certificate for transfer and upon completion of the due process, the investor is intimated through an option letter about the dematerialisation option. If the investor so desires, s(he) may send his/her dematerialisation request within a period of 15 days from the date of option letter— failing which share certificate will be dispatched to the investor. The investors who wish to exercise the option of dematerialisation their shares are required to submit Dematerialisation Request Form (DRF) duly filled, along with the original option letter to the Depository Participant (DP).

SHARE TRANSFER SYSTEM

Dr. Reddy's has a well-equipped investor cell at the registered office of the Company, which endeavours to provide efficient and timely services to the shareholders in share transfers and related operations. Every six months, a practicing Company Secretary audits the system, and a certificate of compliance is issued.

The number of shares transferred in physical form during the last two financial years are given in Table 6.

Shares transferred in physical form

	2001-2002	2000-2001
Number of transfers	428	684
Number of shares	82,633	230,091

DEMATERIALISATION OF SHARES

Dr. Reddy's scrip forms part of the compulsory dematerialisation segment for all investors with effect from February 15, 1999. To facilitate easy access for investors to the dematerialised system, the Company has agreement with both the depositories in the country viz., National Securities Depository Limited (NSDL) and Central Depository

Services (India) Limited (CDSL). The connectivity to both depositories is established through our registrars — Big Share Services Pvt. Ltd., Mumbai. As on March 31, 2002, over 66 per cent of Dr. Reddy's paid-up share capital has been dematerialised.

Dematerialisation of shares are done through Big Share Services Pvt. Ltd., Mumbai, and on an average the dematerialisation process is completed within 10 days from the date of receipt of a valid dematerialisation request along with the documents.

ANALYSIS OF SHAREHOLDERS QUERIES RECEIVED DURING 2001-02

Table 7 lists all types of shareholder queries received and replied during 2001-02.

Shareholder queries received and replied in 2001-02

NATURE OF LETTERS	RECEIVED	REPLIED
Change of address	1263	1263
Revalidation of dividend warrants	688	688
Non-receipt of dividend warrants	203	203
Sub-division of shares	5454	5454
Share transfers	1671	1671
Split of shares	72	72
Stop transfer	160	160
Power of attorney registration	26	26
Change of bank mandate	117	117
Correction of name	17	17
Dematerialisation confirmation	7656	7656
Issue of duplicate shares	84	84
Transmission of shares	32	32
General enquiry	3655	3655

DATES AND VENUE OF PREVIOUS THREE ANNUAL GENERAL MEETING:

September 24, 2001 at Jewel Garden, 208, Sikh Road, Secunderabad.

September 29, 2000 at Jewel Garden, 208, Sikh Road, Secunderabad.

September 24, 1999 at Hotel Viceroy, Tank Bund Road, Hyderabad.

UNCLAIMED DIVIDENDS

Pursuant to section 205A of the Companies Act, 1956, unclaimed dividends up to and including for the financial year 1994-95 have been transferred to the general revenue account of the Central Government.

The dividends for the following years remaining unclaimed for seven years will be transferred to Investor Education and Protection Fund established by the Central Government under section 205C of the Companies Act, 1956. Table 8 gives the transfer dates. Shareholders who have not claimed these dividends are, therefore, requested to do so before these are statutorily transferred to the Investor Education and Protection Fund. Shareholders who have not cashed their dividend warrants relating to the dividends specified in Table 8 are requested to immediately approach the Investor Cell of the Company for issue of duplicate warrants.

Dates of transfer of unclaimed dividend

FINANCIAL YEAR	TYPE OF DIVIDEND	DATE OF DECLARATION	DUE FOR TRANSFER ON
1995-1996	Final	25.09.1996	12.11.2003
1996-1997	Final	25.09.1997	12.11.2004
1997-1998	Final	25.09.1998	12.11.2005
1998-1999	Final	24.09.1999	11.11.2006
1999-2000	Interim	23.03.2000	10.05.2007
1999-2000	Final	29.09.2000	16.09.2007
2000-2001	Final	24.09.2001	30.10.2008
2001-2002	Interim	31.10.2001	06.12.2008
1995-1996	Final (erstwhile Cheminor)	15.05.1996	02.07.2003
1996-1997	Final (erstwhile Cheminor)	26.09.1997	13.11.2004
1997-1998	Final (erstwhile Cheminor)	26.09.1998	13.11.2005
1998-1999	Final (erstwhile Cheminor)	25.09.1999	12.11.2006
1999-2000	Interim (erstwhile Cheminor)	23.03.2000	10.05.2007
1999-2000	Final (erstwhile Cheminor)	06.07.2000	23.08.2007

DISCLOSURE ON LEGAL PROCEEDINGS

There are nine pending cases mostly relating to disputes over title of the shares, in which the Company has been made a party. These cases are however not material in nature.

NON-COMPLIANCE ON MATTERS RELATING TO CAPITAL MARKETS FOR LAST THREE YEARS

There has been no such instance of non-compliance.

PLANT LOCATIONS

bulk drugs

Bulk Drugs – I	**Bulk Drugs – II**	**Bulk Drugs – III**	**Bulk Drugs – IV**
Plot No. 137, 138 & 146	Plot No. 110 &111	Plot No. 116	Plot No. 9/A
IDA Bollaram	IDA Bollaram	IDA Bollaram	Phase III
Jinnaram Mandal	Jinnaram Mandal	Jinnaram Mandal	IDA Jeedimetla
Medak Dist., AP	Medak Dist., AP	Medak Dist., AP	Ranga Reddy Dist., AP
Pin: 502 320	Pin: 502 320	Pin: 502 320	Pin: 500 055

Bulk Drugs – V	**Bulk Drugs – VI**
Peddadevulapally	IDA Pydibheemavaram
Tripuraram Mandal	Ransthal Mandal
Nalgonda Dist., AP	Srikakulam Dist., AP
Pin: 508 207	Pin: 532 409

formulations

Formulation – I	**Formulation – II**	**Formulation – III**	**Formulation – IV**
IDA Bollaram	S Y No. 42 Bachupally	R S No. 63/3 & 63/4	Ward-F, Block-4
Jinnaram Mandal	Quthbullapur Mandal,	Thiruvandarkoil	Adavipolam
Medak Dist. AP	Ranga Reddy Dist., AP	Mannvipet	Yanam
Pin: 502 320	Pin: 500 123	Pondicherry 605 102	Pin: 533 464

generics

Survey No. 41 Bachupally
Quthbullapur Mandal
Ranga Reddy District, AP
Pin: 500 043

diagnostics

Survey No. 47 Bachupally
Quthbullapur Mandal
Ranga Reddy District, AP
Pin: 500 043

discovery research

Bollaram Road
Miyapur
Hyderabad, AP
Pin: 500 050

custom chemical services

Bollaram Road
Miyapur
Hyderabad, AP
Pin: 500 050

INFORMATION ABOUT NEW DIRECTOR AND DIRECTORS PROPOSED FOR REAPPOINTMENT

This is given in the previous chapter on 'Corporate Governance'.

CERTIFICATE FROM THE COMPANY SECRETARY

I, Santosh Kumar Nair, Company Secretary of Dr. Reddy's Laboratories Ltd. hereby confirm that the Company has:

a. Maintained all the books of accounts and statutory registers prescribed under the Companies Act, 1956.

b. Filed all forms and returns and furnished all necessary particulars to the Registrar of Companies and/or Authorities as required under the Companies Act, 1956.

c. Conducted the Board Meetings and Annual General Meetings as per the Companies Act, 1956 and the minutes thereof were properly recorded in the minutes books.

d. Effected share transfers and despatched the certificates within the time limit prescribed by various authorities.

e. Not exceeded the borrowing powers.

f. Paid dividend to the shareholders within the time limit prescribed and has also transferred the unpaid dividend to the Central Government within the time limit.

g. Complied with the regulations prescribed by the Stock Exchanges, SEBI and other Statutory Authorities and also the statutory requirements under the Companies Act, 1956 and other applicable statutes in force.

The certificate is given by the undersigned according to the best of his knowledge and belief, knowing fully well that on the faith and strength of what is stated above, full reliance will be placed on it by the shareholders of the Company.

Hyderabad
June 4, 2002

SANTOSH KUMAR NAIR
Company Secretary


103

We have audited the attached Balance Sheet of Dr. Reddy's Laboratories Limited ("the Company") as at March 31, 2002 and the Profit and Loss account of the Company for the year ended on that date annexed thereto. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

1. We conducted our audit in accordance with auditing standards generally accepted in India. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

2. As required by the Manufacturing and Other Companies (Auditor's Report) Order, 1988 issued by the Central Government of India in terms of sub-section (4A) of section 227 of the Companies Act, 1956, we enclose in the Annexure a statement on the matters specified in paragraphs 4 and 5 of the said Order.

3. Further to our comments in the Annexure referred to in paragraph 2 above:
   a) we have obtained all the information and explanations, which to the best of our knowledge and belief were necessary for the purpose of our audit;
   b) in our opinion, proper books of account as required by law have been kept by the Company so far as appears from our examination of those books;
   c) the Balance Sheet and the Profit and Loss account dealt with by this report are in agreement with the books of account;
   d) in our opinion, the Balance Sheet and the Profit and Loss account dealt with by this report comply with the accounting standards referred to in sub-section (3C) of section 211 of the Companies Act, 1956, to the extent applicable;
   e) on the basis of written representations received from the Directors, as on March 31, 2002, and taken on record by the Board of Directors, we report that none of the Directors is disqualified as on March 31, 2002 from being appointed as a Director in terms of clause (g) of sub-section (1) of section 274 of the Companies Act, 1956.
   f) In our opinion and to the best of our information and according to the explanations given to us, the said accounts give the information required by the Companies Act, 1956, in the manner so required and give a true and fair view in conformity with the accounting principles generally accepted in India:
      i) in the case of the Balance Sheet, of the state of affairs of the Company as at March 31, 2002; and
      ii) in the case of the Profit and Loss account, of the profit for the year ended on that date.

For BHARAT S RAUT & CO.
Chartered Accountants

PRADIP KANAKIA
Partner

For A RAMACHANDRA RAO & CO.
Chartered Accountants

A RAMACHANDRA RAO
Partner

Hyderabad
June 4, 2002

The Annexure referred to in paragraph 1 of the Auditors' Report to the members of Dr. Reddy's Laboratories Limited ("the Company") for the year ended March 31, 2002.

We report as follows:

The matters contained in sub-paragraphs 4(D) of the Manufacturing and Other Companies (Auditor's Report) Order, 1988, are not applicable to the Company.

Internal controls

1. In our opinion and according to the information and explanations given to us by management, there are adequate internal control procedures commensurate with the size of the Company and the nature of its business for the purchase of stores, raw materials including components, plant and machinery, equipment and other assets, and for the sale of goods.



2. In our opinion, the Company has an internal audit system commensurate with its size and the nature of its business.
3. In our opinion and according to the information and explanations given to us by management, the service activities of the Company during the year were such that it was not necessary to maintain a system of:
   - allocating man-hours utilised to individual jobs; and
   - authorisation and control over allocation of labour to individual jobs.

   However, the Company has a reasonable system, commensurate with its size and nature of its business in respect of:
   - recording receipts, issues and consumption of material and stores and allocating materials consumed to the relative jobs; and
   - authorisation at proper levels, and an adequate system of internal control, on issue and allocation of stores to jobs.

Fixed assets

4. The Company has maintained proper records of fixed assets showing full particulars, including quantitative details and location. The Company has a phased programme of physical verification of its fixed assets which, in our opinion, is reasonable having regard to the size of the Company and the nature of its assets. In accordance with this programme, certain fixed assets were physically verified by management and no material discrepancies were identified during such verification.
5. None of the fixed assets of the Company have been revalued during the year.

Inventories

6. The stock of finished goods, work-in-process, stores and spares, raw materials and components have been physically verified by management at reasonable intervals during the year.
7. In our opinion, the procedures of physical verification of inventories followed by management are reasonable and adequate in relation to the size of the Company and the nature of its business.
8. The discrepancies noticed during the physical verification of inventories as compared to book records were not material and have been properly dealt with in the books of account.
9. In our opinion and based on our examination, the valuation of inventories is fair and proper in accordance with the normally accepted accounting principles and is on the same basis as in the previous year.
10. In our opinion, the Company has an adequate system for determination of unserviceable or damaged stores and spare parts, raw materials including components and finished goods including trading goods. Adequate provision has been made at the year-end, in the books of account, for the loss arising on such items.
11. We have broadly reviewed the books of account maintained by the Company pursuant to the Order made by the Central Government for the maintenance of cost records under section 209(1)(d) of the Companies Act, 1956, and are of the opinion that prima facie the prescribed accounts and records have been maintained. We have not, however, made a detailed examination of the records with a view to determining whether they are accurate or complete.
12. In our opinion reasonable records have been maintained by the Company for the sale and disposal of realisable scrap. We were informed by the management that the production process does not generate any by-products.

Loans and advances

13. The Company has not taken any loans, secured or unsecured, from companies, firms or other parties listed in the register maintained under section 301 of the Companies Act, 1956, or from companies under the same management as defined under sub-section (1B) of section 370 of the Companies Act, 1956, the rate of interest and other terms and conditions of which are, prima facie, prejudicial to the interest of the Company.
14. The Company has not granted any loans, secured or unsecured, to companies, firms or other parties listed in the register maintained under section 301 of the Companies Act,. 1956, or to companies under the same management as defined under sub-section (1B) of section 370 of the Companies Act, 1956, the rate of interest and other terms and conditions of which are, prima facie, prejudicial to the interest of the Company.
15. The parties (including employees) to whom loans or advances in the nature of loans have been given by the Company are regular in repaying the principal amounts as stipulated and interest where applicable.

Related parties

16. In our opinion, and according to the information and explanations given to us, the transactions for purchase of goods and materials and for sale of goods, materials and services made in pursuance of contracts or arrangements entered in the register maintained under section 301 of the Companies Act, 1956, and aggregating during the year to Rs 50,000 or more in respect of each party, have been made at prices which are reasonable having regard to prevailing market prices for such goods, materials or services or the prices at which transactions for similar goods, materials or services have been made with other parties.

Fixed deposits

17. The Company has not accepted any deposits from the public and consequently the provisions of section 58A of the Companies Act, 1956, and the rules made thereunder are not applicable, to the Company.

Staff welfare

18. The Company has been regular in depositing Provident Fund and Employees' State Insurance dues during the year, with the appropriate authorities.
19. According to information and explanations given to us by management and on the basis of the examination of the books of account carried out by us, no personal expenses of employees have been charged to the Profit and Loss Account, other than those payable under contractual obligations or in accordance with generally accepted business practice.

Taxation

20. According to the information and explanations given to us, there are no undisputed amounts payable in respect of income tax, wealth tax, sales tax, customs duty and excise duty which are outstanding as at March 31, 2002 for a period of more than six months from the date they became payable.

Others

21. The Company is not a sick industrial company within the meaning of clause (o) of sub-section (1) of section 3 of the Sick Industrial Companies (Special Provisions) Act, 1985.

For BHARAT S RAUT & CO.
Chartered Accountants

PRADIP KANAKIA
Partner

For A RAMACHANDRA RAO & CO.
Chartered Accountants

A RAMACHANDRA RAO
Partner

Hyderabad
June 4, 2002

(All amounts in Indian Rupees thousands, except share data)	Schedule	2002	2001
SHAREHOLDERS' FUNDS			
Share capital	1	382,580	316,455
Reserves and surplus	2	14,197,294	5,216,112
		14,579,874	**5,532,567**
LOAN FUNDS			
Secured loans	3	53,014	2,461,767
Unsecured loans	4	85,186	1,292,663
		138,200	3,754,430
		14,718,074	**9,286,997**
FIXED ASSETS	5		
Gross block		5,699,424	4,853,659
Less: Accumulated depreciation		(2,215,907)	(1,888,866)
Net block		3,483,517	2,964,793
Capital work-in-progress (including capital advances)		476,130	345,333
		3,959,647	**3,310,126**
INVESTMENTS	6	639,432	789,848
CURRENT ASSETS, LOANS AND ADVANCES			
Inventories	7	1,898,124	1,576,060
Sundry debtors	8	4,449,543	2,849,735
Cash and bank balances	9	4,885,601	194,308
Loans and advances	10	1,213,292	861,680
Long-term deposits	20(13)	113,750	136,500
		12,560,310	**5,618,283**
CURRENT LIABILITIES AND PROVISIONS			
Current liabilities	11	1,726,058	1,139,623
Provisions	12	280,284	237,246
		2,006,342	**1,376,869**
Net current assets		10,553,968	4,241,414
Deferred tax liability	20(4)	(434,973)	–
Miscellaneous expenditure (to the extent not written-off or adjusted)	13	–	945,609
		14,718,074	**9,286,997**
Notes to accounts	20		

The schedules referred to above form an integral part of the Balance Sheet.

As per our report attached.

For BHARAT S RAUT & CO.
Chartered Accountants
PRADIP KANAKIA
Partner

For A RAMACHANDRA RAO & CO.
Chartered Accountants
A RAMACHANDRA RAO
Partner

Hyderabad
June 4, 2002

For DR. REDDY'S LABORATORIES LIMITED

DR. K ANJI REDDY — Chairman
G V PRASAD — Executive Vice Chairman & CEO
K SATISH REDDY — Managing Director & COO
DR. OMKAR GOSWAMI — Director
V S VASUDEVAN — Chief Financial Officer
SANTOSH KUMAR NAIR — Company Secretary

FOR THE YEAR ENDED MARCH 31

(All amounts in Indian Rupees thousands, except share data)

	Schedule	2002		2001
INCOME				
Sales		15,577,800		9,841,063
Income from services		79,615		–
License fees		343,612		–
Other income	14	515,320		174,939
		16,516,347		**10,016,002**
EXPENDITURE				
Material costs	15	4,289,612		3,208,276
Conversion charges		62,516		66,268
Excise duty		789,718		713,542
Personnel costs	16	1,005,921		763,981
Operating and other expenses	17	2,925,849		2,242,352
Research and development expenses		980,303		415,441
Amortisation of long term deposits		22,750		22,750
Deferred revenue expenditure written-off	20(3)	931,354		–
Provision for decline in the value of long-term investments		217,424		–
Finance charges	18	108,985		402,764
Depreciation		474,187	753,785	
Less: *Transferred from general reserve*		–	(328,640)	425,145
		11,808,619		**8,260,519**
PROFIT BEFORE TAXATION		**4,707,728**		**1,755,483**
Provision for taxation	19			
– Current tax		395,280		310,810
– Deferred tax expense / (benefit)		(284,057)		–
PROFIT AFTER TAXATION		**4,596,505**		**1,444,673**
Provision for income tax pertaining to earlier years		–	86,568	
Less: Transferred from general reserve		–	(86,568)	–
Balance in profit and loss account brought forward		149,871		6,363
Less: Loss of erstwhile American Remedies Limited for the year ended March 31, 2000		–		(114,711)
Add: Transferred from investment allowance reserve		–		287
Add: Transferred from debenture redemption reserve		142,494		–
Amount available for appropriations		**4,888,870**		**1,336,612**
APPROPRIATIONS				
Transfer to debenture redemption reserve		–		47,498
Interim dividend paid		382,580		–
Tax on interim dividend		39,023		–
Proposed dividend on equity shares* (subject to deduction of tax)		*191,290		126,355
Tax on proposed dividend		–		12,888
Transfer to general reserve		3,500,000		1,000,000
Balance carried forward		775,977		149,871
		4,888,870		**1,336,612**
Earnings per share				
Basic & diluted – Par value Rs. 5 Per share	20(5)	60.41		22.83
Notes to accounts	20			

The schedules referred to above form an integral part of the Profit and Loss Account.

As per our report attached.

For BHARAT S RAUT & CO.
Chartered Accountants
PRADIP KANAKIA
Partner

For A RAMACHANDRA RAO & CO.
Chartered Accountants
A RAMACHANDRA RAO
Partner

Hyderabad
June 4, 2002

For DR. REDDY'S LABORATORIES LIMITED

DR. K ANJI REDDY	Chairman
G V PRASAD	Executive Vice Chairman & CEO
K SATISH REDDY	Managing Director & COO
DR. OMKAR GOSWAMI	Director
V S VASUDEVAN	Chief Financial Officer
SANTOSH KUMAR NAIR	Company Secretary

(All amounts in Indian Rupees thousands, except share data)		As at March 31, 2002		As at March 31, 2001
Authorised				
100,000,000 equity shares of Rs. 5 each				
(previous year: 50,000,000 equity shares of Rs. 10 each)		500,000		500,000
Issued				
76,516,148 equity shares of Rs. 5 each				
(previous year: 31,588,880 equity shares of Rs. 10 each) fully paid-up		382,581		315,889
Subscribed and paid-up				
76,515,948 equity shares of Rs. 5 each				
(previous year: 31,588,780 equity shares of Rs. 10 each) fully paid-up	382,579		315,887	
Add: Forfeited share capital (Note 3)	1	382,580	1	315,888
Share capital suspense				
Nil equity shares of Rs. 5 each (previous year: 56,694 equity shares of Rs. 10 each fully paid) issued pursuant to the scheme of amalgamation to erstwhile members of American Remedies Limited (ARL).		–		567
		382,580		**316,455**

NOTES:

1. In the Annual General Meeting of the Company held on September 24, 2001, the shareholders approved a two-for-one share split with an effective date of October 25, 2001. Consequently, the issued equity shares have increased to 76,516,148 shares of Rs. 5 each and subscribed and paid-up equity shares of the Company have increased to 76,515,948 shares of Rs. 5 each. All references in the financial statements to number of shares and per share amounts of the Company's equity shares have been presented to reflect the increased number of equity shares outstanding resulting due to the share split.
2. Subscribed and paid-up share capital includes:
   a) 34,974,400 equity shares of Rs. 5 each (previous year: 17,487,200 equity shares of Rs. 10 each) fully paid-up, allotted as bonus shares by capitalisation of general reserve.
   b) 526,124 equity shares of Rs. 5 each (previous year: 263,062 equity shares of Rs. 10 each) issued as fully paid-up, pursuant to a scheme of amalgamation with Standard Equity Fund Limited without payments being received in cash.
   c) 10,285,884 equity shares of Rs. 5 each (previous year: 5,142,942 equity shares of Rs. 10 each) allotted and 82,800 equity shares of Rs. 5 each (previous year: 41,400 equity shares of Rs. 10 each) extinguished pursuant to the scheme of amalgamation with erstwhile Cheminor Drugs Limited (CDL) without payments being received in cash.
   d) 13,225,000 equity shares of Rs. 5 each (previous year: nil) allotted against American Depository Shares (ADS) (Refer Note 10 of schedule 20).
   e) 8,602,152 equity shares of Rs. 5 each (previous year: 4,301,076 equity shares of Rs. 10 each) allotted against Global Depository Receipts (GDR). During the year, the outstanding GDRs have been converted to ADSs.
   f) 113,388 equity shares of Rs. 5 each (previous year: nil) allotted to the erstwhile members of ARL pursuant to the scheme of amalgamation with ARL.
3. Represents 200 equity shares of Rs. 5 each, (previous year: 100 equity shares of Rs. 10 each) amount paid up Rs. 500/-, forfeited due to non-payment of allotment money.

(All amounts in Indian Rupees thousands, except share data)	As at March 31, 2002	As at March 31, 2001
Capital reserve		
Balance at the beginning of the year	7,276	110
Add: Additions on amalgamation	–	6,539
Add: Additions during the year	–	627
	7,276	**7,276**
Share premium account		
Balance at the beginning of the year	2,014,380	1,583,347
Add: Additions on amalgamation	–	431,033
Add: Share premium received during the year on ADS issue (Refer Note 10 of schedule 20)	6,180,493	–
	8,194,873	2,014,380
Less: ADS issue expenses written-off	(463,893)	–
	7,730,980	**2,014,380**
Debenture redemption reserve		
Balance at the beginning of the year	142,494	–
Add: Additions on amalgamation	–	102,496
Add: Transferred from profit and loss account	–	47,498
	142,494	149,994
Less: Transferred to profit and loss account/deduction	(142,494)	(7,500)
	–	**142,494**
Investment allowance reserve		
Balance at the beginning of the year	–	–
Add: Additions on amalgamation	–	8,150
	–	8,150
Less: Transferred to profit and loss account/deduction	–	(8,150)
	–	**–**
Reserve for contingencies		
Balance at the beginning of the year	–	556
Deductions during the year	–	(556)
	–	**–**
General reserve		
Balance at the beginning of the year	2,902,091	2,496,381
Add: Additions on amalgamation	–	867,000
Add: Other additions	–	5,206
	2,902,091	3,368,587
Less: Net deferred tax liability upto March 31, 2001 (Refer Note 4 of schedule 20)	(719,030)	–
Less: Other deductions	–	(1,466,496)
	2,183,061	1,902,091
Add: Transferred from profit and loss account	3,500,000	1,000,000
	5,683,061	**2,902,091**
Profit and loss account		
Balance in profit and loss account	**775,977**	**149,871**
	14,197,294	**5,216,112**

	(All amounts in Indian Rupees thousands, except share data) As at March 31, 2002	As at March 31, 2001
Debentures		
a) 17.30% secured, redeemable, non-convertible debentures of Rs. 100 each, fully paid-up	–	200,000
b) 16.25% secured, redeemable, non-convertible debentures of Rs. 100 each, fully paid-up	–	100,000
Loans from banks		
Cash credit and packing credit (Note 1)	5,669	1,218,747
External Commercial Borrowing-HSBC	–	112,390
Term loans from Financial Institutions	–	788,032
Loan from Indian Renewable Energy Development Agency Limited (Note 2)	47,345	42,598
	53,014	**2,461,767**

NOTES:

1. The Company has working capital facilities with a consortium of bankers and has created a charge, on a pari-passu basis, by hypothecation of the whole of the current assets, both present and future, and a first charge on immovable properties, pertaining to certain factories of the Company.
2. Loan from Indian Renewable Energy Development Agency Limited is secured by way of hypothecation of specific movable assets pertaining to the Solar Grid Interactive Power plant.

	(All amounts in Indian Rupees thousands, except share data) As at March 31, 2002	As at March 31, 2001
Fixed deposits	–	54
Short term loans from banks		
Rupee loan	–	590,000
Foreign currency loan	–	403,049
Overdrafts	–	122,815
Commercial paper (maximum outstanding at any time during the year: Rs. 100,000; previous year: Rs. 260,000)	–	100,000
Sales tax deferment loan from the Government of Andhra Pradesh (interest free)	85,186	76,745
	85,186	**1,292,663**

(All amounts in Indian Rupees thousands, except share data)

Description	Gross block				Depreciation				Net block	
	As at April 1, 2001	Additions	Deductions	As at March 31, 2002	As at April 1, 2001	For the year	Deductions	As at March 31, 2002	As at March 31, 2002	As at March 31, 2001
Land – freehold (Note 1)	68,054	9,442	2,143	75,353	–	–	–	–	75,353	68,054
Buildings	783,353	220,707	24,435	979,625	113,229	27,136	1,338	139,027	840,598	670,124
Plant and machinery (Note 2)	2,835,278	508,149	123,286	3,220,141	1,199,275	276,800	101,714	1,374,361	1,845,780	1,636,003
Electrical equipment	349,584	37,476	1,910	385,150	162,556	33,653	551	195,658	189,492	187,028
Laboratory equipment	380,579	124,623	2,827	502,375	164,228	54,794	1,453	217,569	284,806	216,351
Furniture and fixtures	320,443	94,709	37,839	377,313	196,243	60,146	34,192	222,197	155,116	124,200
Patents, trademarks and designs	48,500	27,500	–	76,000	16,811	9,527	–	26,338	49,662	31,689
Vehicles	63,341	26,118	9,498	79,961	32,801	11,600	6,877	37,524	42,437	30,540
Library	4,527	–	1,021	3,506	3,723	531	1,021	3,233	273	804
	4,853,659	**1,048,724**	**202,959**	**5,699,424**	**1,888,866**	**474,187**	**147,146**	**2,215,907**	**3,483,517**	**2,964,793**
Capital work-in-progress (including capital advances)									476,130	345,333
Previous year	2,225,968	2,779,795	152,104	4,853,659	509,719	1,451,768	72,621	1,888,866	2,964,793	–

NOTES:

1. Land located at Pydibheemavaram allotted by the Andhra Pradesh Industrial Infrastructure Corporation Limited valued at Rs. 4,445 (previous year: Rs. 4,445) is yet to be registered in the name of the Company.
2. The Company owns treated effluent discharge pipeline in equal proportion jointly with a third party in Pydibheemavaram pursuant to a mutual agreement.
3. Additions to gross block and capital work-in-progress include Rs. 19,174 (previous year: Rs. 1,690) on account of capitalisation of borrowing costs during the year.
4. Additions during the previous year ended March 31, 2001 include assets acquired from CDL and ARL under the scheme of amalgamation amounting to Rs. 2,400,796. Similarly, depreciation on these assets amounting to Rs. 697,983 is included in the depreciation for the previous year.

	(All amounts in Indian Rupees thousands, except share data) As at March 31, 2002	As at March 31, 2001
(Long term at cost)		
I. QUOTED INVESTMENTS		
Non trade		
a) Equity shares (fully paid-up)		
12,030 (previous year: 12,030) equity shares of Rs. 10 each of State Bank of India (Note1)	3,104	3,104
8,600 (previous year: 8,600) equity shares of Rs. 10 each of Reliance Industries Limited (Note 1)	919	919
1,300 (previous year: 1,300) equity shares of Rs. 10 each of Cholamandalam Investment and Finance Company Limited	130	130
23,500 (previous year: 23,500) equity shares of Rs. 10 each of IDBI Bank Limited	423	423
b) Debentures and bonds		
100 (previous year: 100) 12.50%, Non-Convertible debentures of Rs. 50 each in Woolworth India Limited	5	5
c) Units		
2,000 (previous year: 2,000) Units of UTI Master Gain 92	20	20
I. Total quoted investments	**4,601**	**4,601**
II. UNQUOTED INVESTMENTS		
Trade		
a) Equity and preference shares (fully paid-up)		
In Subsidiaries		
104 (previous year: 100) equity shares of Rs. 10 each of DRL Investments Limited	1	1
8,000,000 (previous year: 7,999,300) equity shares of Rs. 10 each of Compact Electric Limited	80,000	79,993
700,070 (previous year: 700,070) 15% cumulative redeemable preference shares of Rs. 100 each of Compact Electric Limited	70,007	70,007
11,625,000 (previous year: 11,625,000) ordinary shares of HK$ 1 each of Reddy Pharmaceuticals Hong Kong Limited	58,021	58,021
380,000 (previous year: 380,000) equity shares of 1,000 Roubles each of OOO JV Reddy Biomed Limited	3,427	3,427
500,000 (previous year: 500,000) equity shares of US$ 1 each of Reddy Antilles N.V.	17,969	17,969
400,000 shares of Real $ 1 each (previous year: 399,999) of Dr. Reddy's Farmaceutica Do Brasil Ltda.	9,529	9,529
Carried forward	**238,954**	**238,947**

(All amounts in Indian Rupees thousands, except share data)	As at March 31, 2002	As at March 31, 2001
Brought forward	238,954	238,947
Unquoted trade investments (continued)		
In Subsidiaries (continued)		
400,750 (previous year: 400,750) ordinary shares of US$ 10 each of Dr. Reddy's Laboratories Inc.	175,038	175,038
134,508 (previous year: 134,508) equity shares of Rs. 10 each of Cheminor Investments Limited	1,345	1,345
2,494 (previous year: 2,494) ordinary shares of FF 100 each of Reddy Cheminor S.A.	1,558	1,558
10,004 (previous year: nil) equity shares of Rs. 10 each of Aurigene Discovery Technologies Limited	100	–
10,000 (previous year: nil) equity shares of Rs. 10 each of Zenovus Biotech Private Limited	100	–
Equity shares held in Kunshan Rotam Reddy Pharmaceutical Co. Limited (Note 2)	256,737	209,205
In Other companies		
300 (previous year: 300) equity shares of Rs. 10 each of Dr. Reddy's Exports Limited	3	3
28,693 (previous year: 28,693) ordinary shares of 1,000 Roubles each of Biomed Russia Limited	65,557	65,557
2,870,502 (previous year: 2,870,502) ordinary shares of Real $ 1 each of Aurantis Pharmaceutica Limited	85,099	85,099
200,000 (previous year: 200,000) ordinary shares of Rs. 10 each of Altek Engineering Limited	2,000	2,000
8,859 (previous year: 8,859) equity shares of Rs. 100 each of Jeedimetla Effluent Treatment Limited	965	965
24,000 (previous year: 24,000) equity shares of Rs. 100 each of Progressive Effluent Treatment Limited.	2,400	2,400
1 (previous year: 1) equity share of Rs. 1,000 each of Sri Venkateshwara Co-operative Industrial Estate Limited	1	1
2,070,000 (previous year: nil) equity shares of Rs. 10 each of Pathnet India Private Limited (acquired during the year)	20,700	–
In capital of partnership firms		
Globe Enterprises	2,393	2,364
(A partnership firm with Dr. Reddy's Holdings Limited organised under the Indian Partnership Act, 1932 wherein the Company and Dr. Reddy's Holdings Limited share the profits in the ratio of 95:5 respectively)		

Partners capital account:
Dr. Reddy's Laboratories Limited – Rs. 2,393
Dr. Reddy's Holdings Limited – Rs. 101

(All amounts in Indian Rupees thousands, except share data)	As at March 31, 2002	As at March 31, 2001
b) Debentures and bonds		
Nil (previous year: 200) unsecured, redeemable, subordinated bonds of Rs. 5,000 each of Bank of Baroda (sold during the year)	–	1,000
Nil (previous year: 460) unsecured, redeemable, subordinated floating interest rate bonds of Rs. 1,000 each of State Bank of India (sold during the year)	–	460
II. Total unquoted investments	**852,950**	**785,942**
Aggregate cost of investments (I + II)	857,551	790,543
Less: Provision for decline, other than temporary, in the value of investments	(218,119)	(695)
Total investments (net)	**639,432**	**789,848**
Aggregate cost of quoted investments	4,601	4,601
Aggregate cost of unquoted investments	852,950	785,942
Market value of quoted investments	5,961	3,790

NOTES:

1. In respect of shares of State Bank of India and Reliance Industries Limited, the share certificates have been misplaced during transfer/lost in transit. The Company is taking necessary legal action at the appropriate courts.
2. During the current year, the Company acquired an additional 4.9% of the equity share capital in Kunshan Rotam Reddy Pharmaceutical Co. Ltd. (Reddy Kunshan), which has resulted in the Company acquiring more than one-half of the voting power (51%). Consequent to this acquisition, Reddy Kunshan has become a subsidiary of the Company. For comparison purposes, the Company's investment in Reddy Kunshan in the previous year has been reclassified. Equity shares held in Reddy Kunshan is not denominated in number of shares as per laws of China.

(All amounts in Indian Rupees thousands, except share data)	As at March 31, 2002	As at March 31, 2001
Stores and spares	188,263	195,445
Raw-materials	597,928	378,823
Work-in-process	514,779	508,789
Finished goods	597,154	493,003
	1,898,124	**1,576,060**
(Unsecured)		
Debts outstanding for a period exceeding six months		
Considered good	224,596	356,743
Considered doubtful	96,258	17,378
Other debts		
Considered good	4,224,947	2,492,992
	4,545,801	2,867,113
Less: Provision for doubtful debts	96,258	17,378
	4,449,543	**2,849,735**

(All amounts in Indian Rupees thousands, except share data)	As at March 31, 2002	As at March 31, 2001
Cash on hand	1,818	3,111
Balances with scheduled banks		
On current accounts	60,518	56,579
On EEFC current accounts	7,540	116,278
On deposit accounts	2,295,868	12,884
On unclaimed dividend accounts	9,541	5,074
On unclaimed fractional share pay order accounts	727	–
Balance with non-scheduled banks		
Current account with Manjira Grameena Bank	256	274
Current account with Sri Visakha Grameena Bank Limited	61	108
Balances with banks outside India		
On current accounts	29,875	–
On deposit accounts	2,479,397	–
	4,885,601	**194,308**

NOTES:

1. Maximum amount outstanding at any time during the year with non-scheduled banks		
Manjira Grameena Bank	1,515	333
Sri Visakha Grameena Bank Limited	253	282
2. Deposits with scheduled banks include: Rs. 6,330 representing margin money for letter of credit, bill discounting and bank guarantee (previous year: Rs. 4,035)		
3. Deposits with banks outside India represents balance of unutilised money out of ADS issue:		
ABN Amro Bank, Netherlands (Maximum amount outstanding at any time during the year: Rs. 1,733,771 (previous year: nil))	1,733,771	–
State Bank of India, Bahrain (Maximum amount outstanding at any time during the year: Rs. 744,844 (previous year: nil))	744,844	–
Bank of America, USA (Maximum amount outstanding at any time during the year: Rs. 468,900 (previous year: nil))	782	–
	2,479,397	**–**

4. Closing balance and maximum amount outstanding at any time during the year on current accounts with banks outside India:	Maximum Balance	As at March 31, 2002
Citibank, New York	5,135,902	19,533
Credit Bank of Moscow, Moscow	12,821	9,148
ABN Amro Bank, Romania	1,864	434
ABN Amro Bank, Kazakhstan	1,300	108
Golden Taler Bank, Belarus	416	193
Societe Generale Yugoslav Bank Ad, Yugoslavia	1,331	78
Exim Bank HCMC, Vietnam	1,195	221
Standard Chartered Grindlays Bank, Sri Lanka	160	160
Standard Chartered Bank (Ghana) Limited, Ghana	153	–
Ukreximbank Ukraine	1,915	–

(All amounts in Indian Rupees thousands, except share data)	As at March 31, 2002	As at March 31, 2001
(Unsecured)		
CONSIDERED GOOD		
Loans and advances to wholly owned subsidiary companies	282,169	119,619
Share application money pending allotment to a subsidiary company	110,959	–
Advances to material suppliers	68,063	121,718
Staff loans and advances	76,518	60,408
Share application money pending allotment in respect of Pathnet India Private Limited	43,610	4,000
Other advances recoverable in cash or in kind or for value to be received	453,263	392,232
Advance tax (net of provision for current taxes)	44,671	–
Balances with customs, central excise etc.	62,554	80,842
Deposits	71,485	74,805
Advance towards investment in Joint Venture	–	8,056
CONSIDERED DOUBTFUL		
Advance towards investment in Joint Venture	8,056	–
	1,221,348	**861,680**
Less: Provision for doubtful advance	(8,056)	–
	1,213,292	**861,680**

Staff loans and advances include:
Loans to an officer of the Company Rs. 563 (Previous year Rs. 162)
[Maximum amount outstanding at anytime during the year
Rs. 656 (previous year Rs. 186)]

	As at March 31, 2002	As at March 31, 2001
Sundry creditors		
Outstanding dues to small scale industries	19,332	7,980
Others	1,487,255	934,730
Subsidiary companies	57,388	7,598
Book overdraft	86,436	78,770
Unclaimed dividends	9,541	5,074
Interest accrued but not due on loans	10	33,288
Trade deposits	66,096	72,183
	1,726,058	**1,139,623**

NOTE:
The names of the small scale industrial (SSI) undertaking to whom the Company owes a sum exceeding Rs. 100 which is outstanding for more than 30 days:

- Hyderabad Security & Offset Printers
- PCR Metacaps
- Sigachi Chloro Chemicals Pvt Ltd
- Tirumala Comprints Pvt Ltd
- Walnut Packaging Pvt Ltd
- Super Olefins Private Limited
- Temple Packaging Pvt Ltd
- Hexagon Drug Laboratories Ltd
- Paper Pack Industries
- Secunderabad Printed Cartons
- Sree Deepti Packaging Industries
- Vivala Cartons Pvt Ltd
- Shivshakti Timber Industries
- Classic Mek Fabricators Pvt Ltd
- Gansons Ltd

The list of SSI undertakings were determined by the Company on the basis of information available with the Company and relied upon by the auditors.

(All amounts in Indian Rupees thousands, except share data)	As at March 31, 2002	As at March 31, 2001
Current taxes (net of advance tax)	–	17,019
Proposed dividend	191,290	126,355
Tax on proposed dividend	–	12,888
Provision for		
Gratuity	38,164	50,076
Leave encashment	50,830	30,908
	280,284	**237,246**

(to the extent not written-off or adjusted)		
Share issue expenses		
Balance at the beginning of the year	2,507	–
Add: Additions during the year		
ADS issue	–	2,007
Public issue (addition due to amalgamation)	–	500
	2,507	2,507
Less: Adjusted against share premium account	(2,007)	–
Less: Written-off during the year	(500)	–
	–	**2,507**
Development expenditure		
Contributions to Dr. Reddy's Research Foundation		
Balance at the beginning of the year	536,410	465,513
Add: Additions during the year	–	205,000
	536,410	670,513
Less: Written-off during the year	(536,410)	(134,103)
	–	**536,410**
Contribution to Reddy US Therapeutics Inc.		
Balance at the beginning of the year	50,146	–
Add: Additions during the year	–	62,682
	50,146	62,682
Less: Written-off during the year	(50,146)	(12,536)
	–	**50,146**
Product development expenditure		
Balance at the beginning of the year	338,727	267,251
Add: Additions during the year	–	155,660
	338,727	422,911
Less: Written-off during the year	(338,727)	(84,184)
	–	**338,727**
Market development expenditure		
Balance at the beginning of the year	17,819	73,344
Add: Additions during the year	–	–
	17,819	73,344
Less: Amount amortised during the year	(11,748)	(55,525)
Less: Written-off during the year	(6,071)	–
	–	**17,819**
	–	**945,609**

	(All amounts in Indian Rupees thousands, except share data) For the year ended March 31, 2002	For the year ended March 31, 2001
DIVIDENDS		
Subsidiary companies	4,177	12,999
Non-trade investments	35	5,019
Interest income		
On fixed deposits (gross, tax deducted at source: Rs. 4,455; previous year: Rs. 307)	99,026	6,130
On debentures and bonds (gross, tax deducted at source: Rs. Nil; previous year: Rs. 38)	26	202
Profit on sale of fixed assets	–	14,333
Income from redemption of mutual fund units	19,420	–
Exchange gain (net)	235,848	29,533
Export benefits	71,012	71,313
Miscellaneous income	85,776	35,410
	515,320	**174,939**

		For the year ended March 31, 2002		For the year ended March 31, 2001
a) Opening				
Work-in-process	508,789		355,174	
Finished goods	493,003	1,001,792	361,708	716,882
Closing				
Work-in-process	514,779		508,789	
Finished goods	597,154	1,111,933	493,003	1,001,792
Net (increase)/decrease		(110,141)		(284,910)
b) Raw materials consumed				
Opening stock of raw materials	378,823		406,231	
Add: Purchases	3,277,958		2,794,149	
	3,656,781		3,200,380	
Less: Closing stock	597,928	3,058,853	378,823	2,821,557
c) Stores, chemicals, spares and packing material consumed		372,679		295,180
d) Purchase of traded goods		968,221		376,449
		4,289,612		**3,208,276**

Raw materials consumed include Rs. 99,609 (previous year: Rs. 10,771) being stocks written-off / written-down and is net of Rs. 41,251 (previous year: Rs. 60,360) being sale of raw materials.

(All amounts in Indian Rupees thousands, except share data)	For the year ended March 31, 2002	For the year ended March 31, 2001
Salaries, wages and bonus	787,633	602,126
Contribution to provident and other funds	67,093	62,661
Workmen and staff welfare expenses	151,195	99,194
	1,005,921	**763,981**

	For the year ended March 31, 2002	For the year ended March 31, 2001
Power and fuel	328,372	296,860
Repairs and maintenance		
Buildings	24,915	20,646
Plant and machinery	185,130	187,802
Others	185,275	92,053
Rent	35,860	26,624
Rates and taxes	46,120	26,671
Insurance	31,235	23,658
Travelling and conveyance	106,036	97,941
Communication	42,615	39,958
Advertisements	27,299	60,336
Commissions on sales	79,929	68,434
Other selling expenses	1,152,641	818,242
Printing and stationery	37,809	21,246
Donations	43,117	22,396
Legal and professional	73,480	88,407
Bad debts written-off	32,311	74,085
Advances written-off	–	5,943
Provision for bad and doubtful advances	8,056	–
Provision for bad and doubtful debts	78,880	12,516
Loss on sale of fixed assets	29,029	23,530
Directors' sitting fees	280	127
Directors' remuneration	204,483	66,816
Auditors' remuneration	5,285	1,500
Amortisation of market development expenditure	11,748	55,650
Bank charges	32,458	30,989
Sundry expenses (Note 1)	123,486	79,922
	2,925,849	**2,242,352**

NOTE 1: Sundry expenses include Rs. 500 (previous year Nil) towards public issue expenses written-off.

	For the year ended March 31, 2002	For the year ended March 31, 2001
Interest on term loans	22,966	102,408
Interest on debentures	39,665	167,786
Other finance charges	46,354	132,570
	108,985	**402,764**

	For the year ended March 31, 2002	For the year ended March 31, 2001
Current taxes		
Domestic taxes	395,280	310,810
Deferred taxes		
Domestic taxes	(284,057)	–
	111,223	**310,810**

1. SIGNIFICANT ACCOUNTING POLICIES

a) Basis of preparation

The financial statements of Dr. Reddy's Laboratories Limited ("DRL" or "the Company") have been prepared and presented under the historical cost convention on the accrual basis of accounting in accordance with the accounting principles generally accepted in India ("GAAP") and comply with the mandatory Accounting Standards ("AS") issued by the Institute of Chartered Accountants of India ("the ICAI") to the extent applicable and the relevant provisions of the Companies Act, 1956. The financial statements are presented in Indian rupees rounded off to the nearest thousands.

b) Use of estimates

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities on the date of the financial statements and reported amounts of revenues and expenses for the year. Actual results could differ from these estimates. Any revision to accounting estimates is recognised prospectively in the current and future periods.

c) New accounting standards

The ICAI has issued the following AS during the year, which are effective for the accounting periods commencing on or after April 1, 2001. The Company has adopted each of these AS with effect from April 1, 2001.

AS 17 "Segment Reporting": The standard requires an enterprise to disclose financial information about the different types of products and services it provides and the different geographical areas in which it operates. This helps in better understanding of the performance, better assessment of risks and returns and making more informed judgements about the enterprise as a whole.

AS 18 "Related Party Disclosures": The standard establishes the requirements for disclosure of related party relationships and transactions between a reporting enterprise and its related parties.

AS 19 "Leases": The standard prescribes accounting policies and disclosures in relation to finance and operating leases.

AS 20 "Earnings Per Share": The standard prescribes principles for the determination and presentation of earnings per share.

AS 22 "Accounting for Taxes on Income": The standard establishes financial accounting and reporting standards for the effects of income taxes (both current and deferred taxes) that result from an enterprise's activities during the current and preceding years.

d) Fixed assets, depreciation and amortisation

Fixed assets are stated at the cost of acquisition less accumulated depreciation. The cost of fixed assets includes taxes, duties, freight and other incidental expenses related to the acquisition and installation of the respective assets. Borrowing costs directly attributable to acquisition or construction of those fixed assets which necessarily take a substantial period of time to get ready for their intended use are capitalised. The cost of fixed assets also includes the exchange differences arising in respect of foreign currency loans or other liabilities incurred for the purpose of their acquisition or construction.

Advances paid towards the acquisition of fixed assets outstanding at each balance sheet date and the cost of fixed assets not ready for their intended use before such date are disclosed under capital work-in-progress.

Depreciation on fixed assets is provided using the straight-line method based on the useful life of the assets as estimated by Management. Additions are depreciated on a pro-rata basis from the date of installation till the date the assets are sold or disposed. Individual assets costing less than Rs. 5,000 are depreciated in full in the year of acquisition.

Management's estimates of the useful lives for various categories of fixed assets are given below:

	Years
Buildings	30
Plant and machinery	
– Computer equipment	3
– Other plant and machinery	5 to 15
Electrical equipment	5 to 15
Laboratory equipment	5 to 15
Furniture and fixtures	4 to 8
Patents, trade marks and designs (including marketing know-how)	6 to 10
Vehicles	4 to 5
Library	2

e) Investments

Long-term investments are stated at cost. A provision for diminution is made to recognise a decline, other than temporary, in the value of long-term investments. Current investments are carried at the lower of cost and fair value.

f) Inventories

Inventories are valued at the lower of cost and net realisable value. Cost of inventories comprises all cost of purchase, cost of conversion and other costs incurred in bringing the inventories to their present location and condition.

The methods of determining cost of various categories of inventories are as follows:

Raw materials	First in first out (FIFO)
Stores and spares	Weighted average method
Work-in-process and finished goods (manufactured)	FIFO and an appropriate share of production overheads
Finished goods (traded)	Cost of purchase
Goods in transit	At actual cost

g) Research and development

Revenue expenditure on research and development is expensed as incurred. Capital expenditure incurred on research and development is capitalised as fixed assets and depreciated in accordance with the depreciation policy of the Company.

h) Retirement benefits

Contributions payable to an approved gratuity fund, determined by an independent actuary, is charged to profit and loss account. Leave encashment cost which is a defined benefit, is accrued based on actuarial valuations at the balance sheet date carried out by an independent actuary, and is charged to profit and loss account.

Contributions payable to the recognised provident fund and approved superannuation scheme, which are defined contribution schemes, are charged to the profit and loss account.

i) Foreign exchange transactions

Foreign exchange transactions are recorded using the exchange rates prevailing on the dates of the respective transactions. Exchange differences arising on foreign exchange transactions settled during the year are recognised in the profit and loss account except that exchange differences related to acquisition of fixed assets are adjusted in the carrying amount of the related fixed assets.

Monetary assets and liabilities denominated in foreign currencies as at the balance sheet date are translated at year-end rates. The resultant exchange differences (except those related to acquisition of fixed assets) are recognised in the profit and loss account.

Income and expenditure items at representative offices are translated at the respective monthly average rate. Monetary items at representative offices at the balance sheet date are translated using the year-end rates. Non-monetary assets are recorded at the rates prevailing on the date of the transaction.

The premium or discount on forward exchange contracts is recognised over the period of the contracts. The premium or discount in respect of forward exchange contracts related to acquisition of fixed assets is adjusted in the carrying amount of the related fixed assets. In respect of other contracts, it is recognised in the profit and loss account.

j) Revenue recognition

Revenue from sale of goods is recognised when significant risks and rewards in respect of ownership of the products are transferred to the customer. Revenue from domestic sales of formulation products is recognised on despatch of products to stockists by consignment agents and clearing and forwarding agents of the Company. Revenue from domestic sales of active pharmaceutical ingredients and intermediates are recognised on despatch of products from the factories of the Company. Revenue from export sales is recognised on shipment of products.

Revenue from product sales is stated inclusive of excise duty and exclusive of returns, sales tax and applicable trade discounts and allowances.

Revenue from services is recognised as per the terms of the contracts with the customers when the services are performed.

Non-refundable up-front and milestone payments ("license fees") are recognised as revenue when earned, in accordance with the terms prescribed in the license agreements.

Dividend income is recognised when the right to receive the income is established. Income from interest on deposits and interest bearing securities is recognised on the time proportionate method when the right to receive the income is established.

Export entitlements under the Duty Entitlement Pass Book ("DEPB") scheme are recognised in the profit and loss account when the right to receive credit as per the terms of the scheme is established in respect of the exports made and where there is no significant uncertainty regarding the ultimate collection of the relevant export proceeds.

k) Income-tax expense

Current tax

The current charge for income taxes is calculated in accordance with the relevant tax regulations applicable to the Company.

Deferred Tax

Deferred tax charge or credit reflects the tax effects of timing differences between accounting income and taxable income for the period. The deferred tax charge or credit and the corresponding deferred tax liabilities or assets are recognised using the tax rates that have been enacted or substantially enacted by the balance sheet date. Deferred tax assets are recognised only to the extent there is reasonable certainty that the assets can be realised in future; however, where there is unabsorbed depreciation or carry forward of losses, deferred tax assets are recognised only if there is a virtual certainty of realisation of such assets. Deferred tax assets are reviewed as at each balance sheet date and written down or written-up to reflect the amount that is reasonably/virtually certain (as the case may be) to be realised.

The break-up of the major components of the deferred tax assets and liabilities as at March 31, 2002 have been arrived at after setting off deferred tax assets and liabilities where the Company has a legally enforceable right to set-off assets against liabilities and where such assets and liabilities relate to taxes on income levied by the same governing taxation laws.

l) Earnings per share

The basic earnings per share ("EPS") is computed by dividing the net profit after tax for the year by the weighted average number of equity shares outstanding during the year. For the purpose of calculating diluted earnings per share, net profit after tax for the year and the weighted average number of shares outstanding during the year are adjusted for the effects of all dilutive potential equity shares. The dilutive potential equity shares are deemed converted as of the beginning of the period, unless they have been issued at a later date. The diluted potential equity shares have been adjusted for the proceeds receivable had the shares been actually issued at fair value (i.e. the average market value of the outstanding shares).

m) Employee stock option schemes

In accordance with the Securities and Exchange Board of India guidelines, the excess of the market price of shares, at the date of grant of options under the Employee stock option schemes, over the exercise price is treated as employee compensation and amortised on a straight-line basis over the vesting period.

n) Contingencies

Loss contingencies arising from claims, litigation, assessments, fines, penalties, etc. are provided for when it is probable that a liability may be incurred, and the amount can be reasonably estimated.

2. COMMITMENTS AND CONTINGENT LIABILITIES

(Rs. thousand)

	As at March 31, 2002	As at March 31, 2001
i) Commitments / Contingent liabilities:		
a) Bills discounted with banks	–	88,324
b) Guarantees given by banks	121,536	25,459
c) Guarantees given by the Company	782,340	800,270
d) Letters of credit outstanding	181,973	288,404
ii) Claims against the Company not acknowledged as debts in respect of:		
a) Demands for payments into the credit of the Drug Prices Equalisation Account under Drugs (Price Control) Order, 1979, which are contested by the Company in respect of its product "Norfloxacin". The Company has filed a legal suit against the notification, where interim stay has been granted by the Andhra Pradesh High Court in favour of the Company.	148,562	134,546
b) Income tax matters, pending decisions on various appeals made by the Company and by the Department	163,180	173,837
c) Excise matters, under dispute	47,673	41,509
d) Sales tax matters, under dispute	1,470	1,472
iii) Estimated amount of contracts remaining to be executed on capital account and not provided for (net of advances)	819,130	312,764

iv) The Company is also involved in other lawsuits, claims, investigations and proceedings, including patent and commercial matters, which arise in the ordinary course of business. However, there are no such matters pending that the Company expects to be material in relation to its business.

3. CHANGES IN ACCOUNTING POLICIES

The Company has changed the accounting policy on treatment of expenditure incurred on product development, market development etc. collectively referred to as "development expenditure". Such development expenditure, hitherto written-off over the estimated period over which the benefit was expected to accrue, is now written-off fully in the year it is incurred. The management believes that the change in the accounting policy would result in a more appropriate presentation of the results of the Company. Accordingly, a sum of Rs. 931,354 thousand, being the expenditure not written-off as at April 1, 2001 has been written-off during the year. Further, development expenditure incurred during the year amounting to Rs. 662,665 thousand has also been expended as incurred.

Had the Company continued to follow the old accounting policy on treatment of the development expenditure, the profit for the year and the accumulated reserves as at March 31, 2002 would have been higher by Rs. 1,194,961 thousand.

4. DEFERRED TAXATION

Deferred tax liability included in the balance sheet comprises the following:

(Rs. thousand)

	As at March 31, 2002
Deferred tax assets	
Sundry Debtors	9,309
Investments	256
Provisions	20,118
Others	1,981
	31,664
Deferred tax liabilities	
Fixed assets	466,637
Deferred tax liabilities (net)	**434,973**

Consequent to the adoption of AS 22 – Accounting for Taxes on Income by the Company, with effect from April 1, 2001, the accumulated deferred tax liability (net) amounting to Rs. 719,030 thousand on account of timing differences between the book and tax profits up to March 31, 2001 has been debited to the General Reserve Account.

5. EARNINGS PER SHARE

The computation of EPS is set out below:

	For the year ended March 31, 2002	(Rs. thousand) For the year ended March 31, 2001
	Basic & Diluted EPS	Basic & Diluted EPS
Earnings		
Net profit for the year	4,596,505	1,444,673
Shares		
Weighted average number of equity shares outstanding during the year	76,092,181	63,290,948
Earnings per share of face value Rs. 5	60.41	22.83

Outstanding options have an anti-dilutive effect on the EPS for the year ended March 31, 2002. Hence, there is no dilution of EPS for the year.

Weighted average number of equity shares outstanding during the previous year ended March 31, 2001 have been adjusted for the share split and restated accordingly. [Refer Note 1 of Schedule 1 (Share Capital)]

6. RELATED PARTY DISCLOSURES

a) There are no related parties where control exists other than in case of subsidiaries including the step-down subsidiaries.

b) Related parties where control exists or with whom transactions have taken place during the year:

Subsidiaries including step-down subsidiaries

- OOO JV Reddy Biomed Limited, Russia;
- Reddy Pharmaceuticals Hong Kong Limited, Hong Kong;
- Dr. Reddy's Laboratories Inc. (formerly Reddy Cheminor Inc.), USA;
- Reddy Cheminor S.A., France;
- Reddy Antilles N.V., Netherlands;
- Dr. Reddy's Farmaceutica Do Brazil Ltda., Brazil;
- Zenovus Biotech Private Limited, India;
- Aurigene Discovery Technologies Limited, India;
- Kunshan Rotam Reddy Pharmaceutical Co. Ltd ("Reddy Kunshan"), China;
- Compact Electric Limited, India;
- Cheminor Investments Limited, India;
- DRL Investments Limited, India;
- Reddy Netherlands B.V., Netherlands;
- Reddy Pharmaceuticals Singapore Pte Limited, Singapore;
- Reddy US Therapeutics Inc, USA; and
- Globe Enterprises (a partnership firm in India).

Affiliate

Pathnet India Private Limited	Enterprise where the Company has significant influence

Enterprises where principal shareholders have significant influence ("Significant interest entities")

Dr. Reddy's Research Foundation ("Research Foundation")	Enterprise where the principal shareholders have significant influence
Dr. Reddy's Holdings Limited	Enterprise owned by principal shareholders

Others

■ Diana Hotels Limited	Enterprise owned by relative of a director
■ Ms K Samrajyam	Spouse of Chairman
■ Ms G Anuradha	Spouse of Executive Vice-Chairman
■ Ms Deepthi Reddy	Spouse of Managing Director
■ Madras Diabetes Research Foundation	Enterprise promoted by a director
■ Dr. Reddy's Heritage Foundation	Enterprise in which Chairman is a director

Key Management Personnel represented on the Board

■ Dr K Anji Reddy	Chairman
■ Mr G V Prasad	Executive Vice-Chairman and Chief Executive Officer
■ Mr K Satish Reddy	Managing Director and Chief Operating Officer

Non-Executive / Independent Directors on the Board

■ Dr P Satyanarayan Rao	Director
■ Dr V Mohan	Director
■ Dr Omkar Goswami	Director
■ Mr Ravi Bhoothalingam	Director
■ Mr P N Devarajan	Director
■ Dr A Venkateswarlu	Director
■ Dr Krishna G Palepu	Director

c) Particulars of related party transactions

The following is a summary of significant related party transactions:

	Particulars	(Rs. thousand) For the year ended March 31, 2002
i)	Sales to:	
	Subsidiaries	6,310,237
	Significant interest entities	3,302
ii)	Dividend from subsidiaries	4,177
iii)	Purchases from:	
	Subsidiaries	166,207
	Significant interest entities	11,904
	Others	5,697
iv)	Operating expenses paid to Subsidiaries	47,266
v)	Contributions made to Research Foundation	449,000
vi)	Rent and hotel expenses paid to:	
	Enterprise owned by relative of a director	5,703
	Spouses of Key Management Personnel	6,696
	Key Management Personnel	7,975
vii)	Directors sitting fees	280

d) The Company has the following amounts due from / to related parties:

Particulars	(Rs. thousand) For the year ended March 31, 2002
i) Due from related parties (included in loans and advances and sundry debtors):	
Subsidiaries	2,568,606
Significant interest entities	274
ii) Due to related parties (included in current liabilities):	
Subsidiaries	57,388
Significant interest entities	1,935
Enterprise owned by relative of a director	175

e) Details of remuneration paid to the whole-time and non-whole-time directors are given in Note 8 of schedule 20.

f) Equity contributions in subsidiaries and an affiliate have been disclosed under "Investments". Share application money paid to the affiliate by the Company for which shares are yet to be allotted has been disclosed under "Loans and Advances".

g) The Company undertakes research and development through the Research Foundation, an entity incorporated under section 25 of the Companies Act, 1956. The Research Foundation currently conducts research and development activities primarily for the Company. The Company funds the operations of the Research Foundation.

7. TRANSFER PRICING

The Company is in the process of reviewing its system of maintenance of information and documents as introduced by the newly introduced transfer pricing legislation under sections 92-92 F of the Income Tax Act, 1961 which require existence of these records latest by October 2002. The management is of the opinion that its international transactions are at arm's length so that the aforesaid legislation will not have any impact on the financial statements, particularly on the amount of tax expense and that of provision on taxation.

8. PARTICULARS OF MANAGERIAL REMUNERATION

The remuneration paid to managerial personnel during the year aggregates:

(Rs. thousand)

	Chairman		Executive Vice-Chairman & CEO		Managing Director & COO		Executive / Independent Directors	
	For the year ended March 31,		For the year ended March 31,		For the year ended March 31,		For the year ended March 31,	
	2002	2001	2002	2001	2002	2001	2002	2001
Salaries	1,200	1,200	1,080	600	1,080	720	–	300
Commission	96,399	31,818	48,199	15,808	48,199	15,692	6,800	–
Other perquisites	944	949	304	576	278	572	–	186
Total	**98,543**	**33,967**	**49,583**	**16,984**	**49,557**	**16,984**	**6,800**	**486**

Computation of net profit and directors' commission under section 309 (5) of the Companies Act, 1956 and commission payable to directors.

	For the year ended March 31, 2002	(Rs. thousand) For the year ended March 31, 2001
Profit after taxation before deferred tax as per profit and loss account	4,312,448	1,444,673
Add:		
Provision for income tax	395,280	310,810
Provision for wealth tax	557	375
Directors sitting fees	280	127
Managerial remuneration including commission to non whole-time directors	204,483	72,575
Provision for diminution in value of investments	–	155
Loss on sale of fixed assets	29,029	–
Depreciation as per books of accounts	474,187	425,145
	5,416,264	**2,253,860**
Less:		
Profit on sale of assets	–	14,333
Depreciation as envisaged under section 350 of the Companies Act, 1956 *	474,187	425,145
Profit for the purpose of directors' commission as per the provisions of the Companies Act, 1956	4,942,077	1,814,382
Remuneration and commission payable to whole-time directors@ 4%	197,683	72,575
Commission payable to non-whole-time directors:		
Maximum allowed as per the Companies Act, 1956 (1%)	49,421	–
Maximum approved by the shareholders (0.5%)	24,711	–
Commission approved by the Board	6,800	–

The company did not have a scheme of commission to non-whole-time directors for the year ended March 31, 2001. Hence the previous year figures are not applicable.

* The Company depreciates fixed assets based on estimated useful lives that are lower than those implicit in schedule XIV to the Companies Act, 1956. Accordingly, the rates of depreciation used by the Company are higher than the minimum rates prescribed by Schedule XIV.

9. AUDITORS' REMUNERATION

	For the year ended March 31, 2002	(Rs. thousand) For the year ended March 31, 2001
a) Audit fees	4,500	1,000
b) Consultancy charges		
Taxation matters	300	300
Other certifications	400	200
c) Reimbursement of out of pocket expenses	85	–
	5,285	**1,500**

10. PUBLIC OFFERING IN THE UNITED STATES OF AMERICA

In April 2001, the Company made a public offering of its American Depositary Shares (ADS) to international investors. The offering consisted of 13,225,000 ADS's representing 13,225,000 equity shares having face value of Rs. 5 each (adjusted for share split), at an offering price of US$ 10.04 per ADS. Consequently, the share capital has increased by Rs. 66,125 thousand and share premium account has increased by Rs. 5,716,600 thousand net of share issue expenses amounting to Rs. 463,893 thousand The equity shares represented by the ADS carry equivalent rights with respect to voting and dividends as the ordinary equity shares.

11.EMPLOYEE STOCK OPTION SCHEME

Employees Stock Option Plan-2002 (the 2002 Plan): The Company instituted the 2002 Plan for all eligible employees in pursuance of the special resolution approved by the shareholders in the Annual General Meeting held on September 24, 2001. The Scheme covers all employees of DRL and employees of all its subsidiaries. Under the Scheme, the Compensation Committee of the Board ('the Committee') shall administer the Scheme and grant stock options to eligible employees of the Company and its subsidiaries. The Committee shall determine the employees eligible for receiving the options, the number of options to be granted, the exercise price, the vesting period and the exercise period. The vesting period is determined for the options issued on the date of the grant.

The Scheme further provides that in no case shall the Per Share Exercise Price of an Option be less than the Fair Market Value on the date of grant. The fair market value of a share on each grant date is defined as the weighted average closing price for 30 days prior to the grant, in the stock exchange where there is highest trading volume during that period. Notwithstanding the foregoing, the Committee may, after getting the approval of the members in general meeting, grant Options with a Per Share Exercise Price lesser than the Fair Market Value.

In the case of termination of employment, all non-vested options would stand cancelled. Options that have vested but have not been exercised can be exercised within the time prescribed under each option agreement by the Committee or if no time limit is prescribed, within three years of the date of employment termination, failing which they would stand cancelled.

During the current year the Company under this scheme has issued 124,500 options to three employees of its subsidiaries. The vesting period for the options granted varies from 12 to 36 months. The exercise price determined by the Committee is Rs. 977.30 per option, being the fair value (weighted average closing price for 30 days prior to the grant).

The market price of the shares of the Company on the date of the grant was Rs. 949.85. As the market price of shares, at the date of grant of options is lower than the exercise price, no compensation cost is set-up. The movement in the options during the year ended March 31, 2002 is set out below:

	For the year ended March 31, 2002
Options outstanding at the beginning of the year	–
Issued	124,500
Forfeited	–
Converted into equity shares	–
Options outstanding at the end of the year	124,500

12.EMPLOYEE SEPARATION COSTS

During the year the Company announced a Voluntary Retirement Scheme ("the Scheme") for workmen. In accordance with the Scheme, the Company has incurred an amount of Rs. 20,464 thousand, which has been expensed as incurred, in accordance with the Company policy.

13.LONG-TERM DEPOSITS

Long-term deposits represent advances against the consideration payable for brands acquired and are amortised over a period of ten years in accordance with the terms of the agreements.

The information required as per clause 4(c) and (d) and notes thereon of part II of Schedule VI to the Companies Act, 1956

14.CAPACITY AND PRODUCTION

a) *Licensed capacity, installed capacity and production*

Class of goods	Unit	As at March 31, 2002 Licensed capacity (i)	Installed capacity (i)	Actual Production	As at March 31, 2001 Licensed capacity	Installed capacity	Actual Production
Formulations (ii)	Million units	2,136*	2,136*	1,960	1,572	1,572	1,750
Active pharmaceutical ingredients and intermediates (API)	Tonnes	6,941	3,313	2,427	6,941	3,270	2,363
Generics	Million units	3,600	3,600	685.9	3,600	3,600	269
Diagnostic Reagents and Kits	Units	600,000	600,000	317,246	600,000	600,000	149,439
Biotechnology	Grams	370	340	7.05	–	–	–

* On single shift basis

NOTES:

i) Licensed and installed capacities are as certified by Management and not verified by the auditors as this is a technical matter.

ii) Actual production of Formulations includes 329.3 million units (previous year: 202.7 million units) produced on loan licensing basis from outside parties.

15.PARTICULARS OF PRODUCTION, SALE AND STOCK

(Rs. thousand)

	Opening Stock Quantity	Value	*Production* Quantity	*Purchases* Traded goods (Units)	Value	*Sales *** Quantity	Value	*Closing stock* Quantity	Value
Formulations (million units)	239	349,558	1,960	623	742,755	2,505	6,491,034	317	368,406
	(326)	(303,930)	(1,750)	(460)	(344,022)	(2,297)	5,117,946	(239)	(349,558)
Active pharmaceutical ingredients and intermediates (Tonnes)	109	135,281	2,427	206	187,736	2,639*	5,885,707	103	209,915
	(38)	(44,280)	(2,363)	(30)	(22,436)	(2,322)	(4,314,746)	(109)	(135,281)
Generics (million units)	–	–	685.9	–	–	675.5	4,066,417	10.4	5,298
	–	–	(269)	–	–	(269)	(304,211)	–	–
Diagnostic machinery, reagent kits, controls standards and analytical reagents (units)	14,219	8,164	317,246	849,006	37,730	1,158,072	143,384	22,399	12,172
	(17,101)	(13,498)	(149,439)	(25,279)	(9,991)	(177,600)	(104,160)	(14,219)	(8,164)
Biotechnology (grams)	–	–	7.05	–	–	6.17	37,503	0.88	1,363
Total		**493,003**			**968,221**		**16,624,045**		**597,154**
Less: intersegmental sales							1,046,245		
Net sales as per profit and loss account							15,577,800		
Previous year		(361,708)			(376,449)		(9,841,063)		(493,003)

* Includes captive consumption of Active Pharmaceuticals Ingredient. 160.32 Tonnes (previous year: 146.66 Tonnes)

** Sales are net of samples, rejections and damages but include intersegmental sales.

Figures in brackets represent the numbers for the previous year.

16.RAW MATERIALS CONSUMED DURING THE YEAR

(Rs. thousand)

Raw materials	Unit	For the year ended March 31, 2002 Quantity	Value	For the year ended March 31, 2001 Quantity	Value
Cyclopropylamine	Kg	166,898	86,851	144,106	73,395
Acetophenone	Kg	660,463	201,854	705,450	209,122
Piperazine Anhydrous	Kg	324,529	56,030	412,250	38,107
Others			2,714,118		2,500,933
Total			**3,058,853**		**2,821,557**

17.DETAILS OF IMPORTED AND INDIGENOUS RAW MATERIALS, SPARE PARTS, CHEMICALS, PACKING MATERIALS AND COMPONENTS CONSUMED

(Rs. thousand)

Particulars	For the year ended March 31, 2002 Value	% of total consumption	For the year ended March 31, 2001 Value	% of total consumption
Raw Materials				
Imported	1,367,749	45%	841,133	30%
Indigenous	1,691,104	55%	1,980,424	70%
	3,058,853		**2,821,557**	
Stores, Chemicals, Spares and Packing materials				
Imported				
Indigenous	52,619	14%	–	–
	320,060	86%	295,180	100%
	372,679		295,180	
Total	**3,431,532**		**3,116,737**	

18.CIF VALUE OF IMPORTS

(Rs. thousand)

Particulars	For the year ended March 31, 2002	For the year ended March 31, 2001
Raw materials	1,320,515	1,015,940
Capital equipment (including spares and components)	172,909	86,929
	1,493,424	**1,102,869**

19.EARNINGS IN FOREIGN CURRENCY

Exports on FOB basis	9,254,314	4,296,444
License fees	343,612	–
Income from Services	79,615	–
Interest on deposits with banks	73,414	–
Dividend	4,177	12,999
Others	1,167	–
	9,756,299	**4,309,443**

20.EXPENDITURE IN FOREIGN CURRENCY

Travelling	12,171	13,901
Interest on External Commercial Borrowings	5,319	52,306
Consultancy fees	17,324	10,858
Other expenditure	388,938	375,151
	423,752	**452,216**

21.DIVIDEND REMITTANCE IN FOREIGN CURRENCY

(Rs. thousand)

Particulars	For the year ended March 31, 2002	For the year ended March 31, 2001
Final Dividend		
Number of shares	720,000	2,000,000
Number of shareholders	1	1
Amount	2,880	6,000
Relating to the year	2000-2001	1999-2000
Interim Dividend		
Number of shares	1,440,000	–
Number of shareholders	1	–
Amount	7,200	–
Relating to the year (Interim)	2001-2002	–

The Company does not make any direct remittances of dividends in foreign currencies. The Company remits the equivalent of the dividends payable to the holders of ADS ('ADS holders') in Indian Rupees to the depositary bank, which is the registered shareholder on record for all owners of the Company's ADS. The depositary bank purchases the foreign currencies and remits dividends to the ADS holders.

22.SEGMENT INFORMATION

In accordance with AS 17 – Segment Reporting, segment information has been given in the consolidated financial statements of DRL and therefore no separate disclosure on segment information is given in these financial statements.

23.COMPARATIVE FIGURES

Previous year's figures have been regrouped / reclassified wherever necessary, to conform to current year's classification.

YEAR ENDED MARCH 31

(All amounts in Indian Rupees thousands, except share data)	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES		
Profit before taxation	4,707,728	1,755,483
Adjustments:		
Depreciation	474,187	425,145
Amortisation of long-term deposits	22,750	22,750
Income from redemption of mutual fund units	(19,420)	–
Deferred revenue expenditure written-off	931,354	–
Unrealised foreign exchange gain	(127,093)	–
Amortisation of marketing development expenditure	11,748	55,525
Deferred R&D expenditure on product development	–	(192,518)
Provision for decline in the value of long-term investments	217,424	–
Interest income	(99,052)	(6,357)
Dividend income	(4,212)	(18,017)
Interest expense	108,985	402,764
Loss on sale of fixed asset	29,029	9,197
Preliminary expenses written-off	500	125
Operating cash flows before working capital changes	6,253,928	2,454,097
(Increase) / decrease in sundry debtors	(1,564,370)	(320,820)
(Increase) / decrease in inventories	(322,064)	(294,469)
(Increase) / decrease in loans and advances	15,022	(376,643)
Increase / (decrease) in current liabilities and provisions	620,329	14,544
Cash generated from operations	5,002,845	1,476,709
Income taxes paid	(456,970)	(272,309)
Net cash provided by operating activities	**4,545,875**	**1,204,400**
Cash flows from investing activities		
Purchase of fixed assets	(1,149,954)	(486,007)
Proceeds from sale of fixed assets	26,784	70,913
Purchase of investments	(2,411,268)	(240,117)
Sale of investments	2,363,680	–
Advances given to subsidiaries and joint ventures	(313,119)	(32,418)
Repayment of advances given to subsidiaries and joint ventures	–	115,125
Interest received	90,208	6,317
Dividend received	4,212	18,017
Net cash used in investing acivities	**(1,389,457)**	**(548,170)**

As per our report attached.

For BHARAT S RAUT & CO.
Chartered Accountants

PRADIP KANAKIA
Partner

For A RAMACHANDRA RAO & CO.
Chartered Accountants

A RAMACHANDRA RAO
Partner

Hyderabad
June 4, 2002

For DR. REDDY'S LABORATORIES LIMITED

DR. K ANJI REDDY	Chairman
G V PRASAD	Executive Vice Chairman & CEO
K SATISH REDDY	Managing Director & COO
DR. OMKAR GOSWAMI	Director
V S VASUDEVAN	Chief Financial Officer
SANTOSH KUMAR NAIR	Company Secretary

YEAR ENDED MARCH 31		
(All amounts in Indian Rupees thousands, except share data)	2002	2001
Cash flows from financing activities		
Proceeds from issuance of share capital (net of share issue expenses)	5,782,725	–
Repayment of debentures	(300,000)	(3,000)
Proceeds from long-term borrowings	13,188	–
Repayment of long-term borrowings	(900,422)	(405,781)
Repayment of short-term borrowings	(2,428,996)	208,148
Interest paid	(161,437)	(418,445)
Dividends paid	(560,846)	(138,282)
Net cash provided by financing activities	**1,444,212**	**(757,360)**
Net increase in cash and cash equivalents	4,600,630	(101,130)
Cash and cash equivalents at the beginning of the period (Note 1)	194,308	295,438
Effect of exchange gain on cash and cash equivalents	90,663	–
Cash and cash equivalents at the end of the period (Note 1)	**4,885,601**	**194,308**

NOTES

1. Cash and cash equivalents comprise		
Cash on hand	1,818	3,111
Balances in		
Current accounts	90,710	56,961
Deposit accounts	4,768,935	8,849
EEFC current accounts	7,540	116,278
Unclaimed dividend	9,541	5,074
Unclaimed fractional share pay order accounts	727	–
Margin money	6,330	4,035
	4,885,601	**194,308**

2. During the current year 113,388 equity shares of Rs. 5 each have been allotted pursuant to the scheme of amalgamation of American Remedies Limited with the Company, without payment being received in cash.

3. Previous year's figures have been regrouped / reclassified, wherever necessary to conform to the current year's classification.

To
The Board of Directors,
Dr. Reddy's Laboratories Limited
7-1-27, Ameerpet
Hyderabad 500016
India

We have examined the attached cash flow statement of Dr. Reddy's Laboratories Limited for the year ended March 31, 2002. The statement has been prepared by the Company in accordance with the requirements of listing agreement clause 32 with the Bombay Stock Exchange, the Hyderabad Stock Exchange, the Madras Stock Exchange, the Ahmedabad Stock Exchange and the Calcutta Stock Exchange and is based on and in agreement with the corresponding Profit and Loss Account and Balance Sheet of the Company covered by our report of even date to the members of the Company.



For BHARAT S RAUT & CO.
Chartered Accountants

PRADIP KANAKIA
Partner

For A RAMACHANDRA RAO & CO.
Chartered Accountants

A RAMACHANDRA RAO
Partner

Hyderabad
June 4, 2002

1. Registration Details

Registration No.	:	4507	State Code	: 01
Balance Sheet Date	:	31 (Date) 03 (Month) 02 (Year)		

2. Capital Raised during the year (Amount in Rs. thousands)



Public Issue	:	NIL	Rights Issue	: NIL
Bonus Issue	:	NIL	Private Placement*	: 66692*

*Shares issued pursuant to merger of American Remedies Ltd. with the Company and issue of American Depository Shares.

3. Position of Mobilisation and Deployment of Funds (Amount in Rs. thousands)

Total Liabilities	:	14718074	Total Assets	: 14718074
Sources of Funds:				
Paid-up Capital	:	382580	Reserves and surplus	: 14197294
Secured Loans	:	53014	Unsecured loans	: 85186
Application of Funds:				
Net Fixed Assets	:	3959647	Investments	: 639432
Net Current Assets	:	10553968	Miscellaneous Exp.	: NIL

4. Performance of the Company (Amount in Rs. thousands)

Turnover	:	16516347	Total Expenditure	: 11808619
Profit Before Tax	:	4707728	Profit After Tax	: 4596505
Earnings per Share in Rs	:	60.41	Dividend %	: 150

5. Generic Names of Three Principal Products/Services of Company (as per monetary terms)

Item Code No. (ITC Code) : 29419003
Product Description : CIPROFLOXACIN HYDROCHLORIDE

Item Code No. (ITC Code) : 29420001
Product Description : NORFLOXACIN

Item Code No. (ITC Code) : 30049038
Product Description : OMERPRAZOLE



1. We have examined the attached Consolidated Balance Sheet of Dr. Reddy's Laboratories Limited ("the Company") and its subsidiaries as at March 31, 2002, and the Consolidated Profit and Loss account for the year then ended.

2. These consolidated financial statements are the responsibility of Dr. Reddy's Laboratories Limited's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with generally accepted auditing standards in India. These Standards require that we plan and perform the audit to obtain reasonable assurance whether the consolidated financial statements are prepared, in all material respects, in accordance with an identified financial reporting framework and are free of material misstatements. An audit includes, examining on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

3. We report that:
   a) the consolidated financial statements have been prepared by the Company in accordance with the requirements of Accounting Standard (AS) 21, Consolidated Financial Statements, issued by the Institute of Chartered Accountants of India (ICAI), and
   b) this being the first year of preparation of consolidated financial statements, the opening balances as at April 1, 2001 have not been audited by us. Accordingly, we express no opinion or any other form of assurance on such opening balances.

4. On the basis of the information and explanations given to us and subject to our observation in paragraph 3(b) stated above, we are of the opinion that:
   a) the Consolidated Balance Sheet gives a true and fair view of the consolidated state of affairs of Dr. Reddy's Laboratories Limited and its subsidiaries as at March 31, 2002; and
   b) the Consolidated Profit and Loss Account gives a true and fair view of the consolidated results of operations of Dr. Reddy's Laboratories Limited and its subsidiaries for the year then ended.

5. We have also examined the attached Consolidated Cash Flow Statement of Dr. Reddy's Laboratories Limited and its subsidiaries for the year ended March 31, 2002. This statement has been prepared in accordance with the requirements of the AS 21, Consolidated Financial Statements and AS 3, Cash Flow Statements issued by the ICAI and is based on and in agreement with the Consolidated Profit and Loss Account and Consolidated Balance Sheet read with note 3(b) above.

For BHARAT S RAUT & CO. Chartered Accountants	For A RAMACHANDRA RAO & CO. Chartered Accountants
PRADIP KANAKIA Partner	A RAMACHANDRA RAO Partner

Hyderabad
June 4, 2002

(All amounts in Indian Rupees thousands, except share data)

	Schedule	As at March 31, 2002
SHAREHOLDERS' FUNDS		
Share capital	1	382,580
Reserves and surplus	2	13,731,351
		14,113,931
Minority interest	20(6)	96,937
LOAN FUNDS		
Secured loans	3	70,903
Unsecured loans	4	103,795
		174,698
		14,385,566
FIXED ASSETS	5	
Gross block		6,424,645
Less: Accumulated depreciation		(2,348,018)
Net block		4,076,627
Capital work-in-progress (including capital advances)		581,259
		4,657,886
INVESTMENTS	6	29,978
CURRENT ASSETS, LOANS AND ADVANCES		
Inventories	7	2,202,391
Sundry debtors	8	4,049,243
Cash and bank balances	9	5,123,238
Loans and advances	10	945,804
Long-term deposits	20(16)	113,750
		12,434,426
CURRENT LIABILITIES AND PROVISIONS		
Current liabilities	11	2,158,363
Provisions	12	281,029
		2,439,392
NET CURRENT ASSETS		9,995,034
Deferred tax asset	20(7)	68,955
Deferred tax liability	20(7)	(366,287)
MISCELLANEOUS EXPENDITURE (to the extent not written-off or adjusted)	13	–
		14,385,566
Notes to accounts	20	

The schedules referred to above form an integral part of the Balance Sheet

As per our report attached.

For BHARAT S RAUT & CO.
Chartered Accountants
PRADIP KANAKIA
Partner

For A RAMACHANDRA RAO & CO.
Chartered Accountants
A RAMACHANDRA RAO
Partner

Hyderabad
June 4, 2002

For DR. REDDY'S LABORATORIES LIMITED

DR. K ANJI REDDY	Chairman
G V PRASAD	Executive Vice Chairman & CEO
K SATISH REDDY	Managing Director & COO
DR. OMKAR GOSWAMI	Director
V S VASUDEVAN	Chief Financial Officer
SANTOSH KUMAR NAIR	Company Secretary

(All amounts in Indian Rupees thousands, except share data)

	Schedule	Year ended March 31, 2002
INCOME		
Sales		16,460,120
Income from services		79,615
License fees		343,612
Other income	14	504,753
		17,388,100
EXPENDITURE		
Material costs	15	4,428,345
Conversion charges		62,516
Excise duty		789,718
Personnel costs	16	1,216,040
Operating and other expenses	17	3,577,306
Research and development expenses		958,905
Amortisation of long term deposits		22,750
Deferred revenue expenditure written-off	20(4)	931,354
Provision for decline in the value of long-term investments		150,656
Finance charges	18	114,937
Depreciation		522,717
		12,775,244
PROFIT BEFORE TAXATION		4,612,856
Provision for taxation	19	
– Current tax		422,092
– Deferred tax expense/(benefit)		(356,736)
PROFIT AFTER TAXATION		4,547,500
Minority interest in loss		31,908
PROFIT FOR THE YEAR		4,579,408
Balance in profit and loss account brought forward		(363,148)
Add: Transferred from debenture redemption reserve		142,494
Amount available for appropriation		4,358,754
APPROPRIATIONS		
Interim dividend paid		382,580
Tax on interim dividend		39,023
Proposed dividend on equity shares (subject to deduction of tax)		191,290
Transfer to general reserve		3,500,000
Balance carried forward		245,861
		4,358,754
Earnings per share		
Basic & diluted – Par value Rs. 5 Per share	20(8)	60.18
Notes to accounts	20	

The schedules referred to above form an integral part of the Profit and Loss Account
As per our report attached.

For BHARAT S RAUT & CO.
Chartered Accountants
PRADIP KANAKIA
Partner

For A RAMACHANDRA RAO & CO.
Chartered Accountants
A RAMACHANDRA RAO
Partner

Hyderabad
June 4, 2002

For DR. REDDY'S LABORATORIES LIMITED

DR. K ANJI REDDY	Chairman
G V PRASAD	Executive Vice Chairman & CEO
K SATISH REDDY	Managing Director & COO
DR. OMKAR GOSWAMI	Director
V S VASUDEVAN	Chief Financial Officer
SANTOSH KUMAR NAIR	Company Secretary

		(All amounts in Indian Rupees thousands, except share data)
		As at March 31, 2002
AUTHORISED		
100,000,000 equity shares of Rs. 5 each		500,000
ISSUED		
76,516,148 equity shares of Rs. 5 each fully paid-up		382,580
SUBSCRIBED AND PAID-UP		
76,515,948 equity shares of Rs. 5 each fully paid-up	382,579	
Add: Forfeited share capital (Note 3)	1	382,580
Total		**382,580**

NOTES:

1. In the Annual General Meeting of Dr. Reddy's Laboratories Limited (the Company) held on September 24, 2001, the shareholders approved a two-for-one share split with an effective date of October 25, 2001. Consequently, the issued equity shares have increased to 76,516,148 shares of Rs. 5 each and subscribed and paid-up equity shares of the Company have increased to 76,515,948 shares of Rs. 5 each. All references in the financial statements to number of shares and per share amounts of the Company's equity shares have been presented to reflect the increased number of equity shares outstanding resulting due to the share split.

2. Subscribed and paid-up share capital includes:
   a) 34,974,400 equity shares of Rs. 5 each fully paid-up, allotted as bonus shares by capitalisation of general reserve.
   b) 13,225,000 equity shares of Rs. 5 each allotted during the year against American Depository Shares (ADS) (Refer Note 13 of Schedule 20).
   c) 8,602,152 equity shares of Rs. 5 each allotted during the year against Global Depository Receipts (GDR). During the year the outstanding GDRs have been converted to ADSs.
   d) 113,388 equity shares of Rs. 5 each allotted during the year to the erstwhile members of American Remedies Limited ("ARL") pursuant to the scheme of amalgamation with ARL.
   e) 10,812,008 equity shares of Rs. 5 each issued as fully paid-up without payment being received in cash.

3. Represents 200 equity shares of Rs. 5 each, amount paid up Rs. 500/-, forfeited due to non-payment of allotment money.

(All amounts in Indian Rupees thousands, except share data)

As at March 31, 2002

CAPITAL RESERVE	
Balance at the beginning and end of the year	7,470
	7,470
SHARE PREMIUM	
Balance at the beginning of the year	2,014,380
Add: Share premium received during the year on ADS issue	6,180,493
(Refer note 13 of schedule 20)	8,194,873
Less: ADS issue expenses written-off	(463,893)
	7,730,980
DEBENTURE REDEMPTION RESERVE	
Balance at the beginning of the year	142,494
Less: Transferred to profit and loss account	(142,494)
	–
GENERAL RESERVE	
Balance at the beginning of the year	2,902,091
Less: Net deferred tax liability upto March 31, 2001	(655,051)
(Refer Note 7 of schedule 20)	
	2,247,040
Add: Transferred from profit and loss account	3,500,000
	5,747,040
PROFIT AND LOSS ACCOUNT	
Balance in profit and loss account	245,861
	13,731,351

LOANS FROM BANKS	
Cash credit and packing credit [Note 1(a) & (b)]	12,685
Term loan from bank [Note 1(b)]	6,142
Loan from Indian Renewable Energy Development Agency Limited (Note 2)	47,345
Loans from others (Note 3)	4,731
	70,903

NOTES:

1. a) The Company has working capital facilities with a consortium of bankers and has created a charge, on a pari-passu basis, by hypothecation of the whole of the current assets, both present and future, and a first charge on immovable properties, pertaining to certain factories of the Company.
   b) Packing credit facility and the term loan from bank availed by Compact Electric Limited ("CEL") are secured by way of charge on all movable and immovable properties of CEL and equitable mortgage of land and building of CEL.

2. Loan from Indian Renewable Energy Development Agency Limited is secured by way of hypothecation of specific movable assets pertaining to the Solar Grid Interactive Power plant of the Company.

3. Loan from Agricultural Bank of China taken by Kunshan Rotam Reddy Pharmaceutical Company Limited ("Reddy Kunshan") is secured by way of hypothecation of its land and building.

Sales Tax deferment loan from the Government of Andhra Pradesh (interest free)	85,186
Other unsecured loans	18,609
	103,795

(All amounts in Indian Rupees thousands, except share data)

Description	Gross block					Depreciation					Net block
	As at April 1, 2001	Additions	Reddy Kunshan acquisition (Note 5)	Deductions	As at March 31, 2002	As at April 1, 2001	For the year	Reddy Kunshan acquisition (Note 5)	Deductions	As at March 31, 2002	As at March 31, 2002
Goodwill (Note 1)	2,482	258,261	–	–	260,743	107	21,679	–	–	21,786	238,957
Land – freehold (Note 2)	77,549	9,442	–	5,280	81,711	–	–	–	–	–	81,711
Land – lease hold (Note 3)	–	49,729	22,810	–	72,539	–	304	874	–	1,178	71,361
Buildings	839,446	220,732	96,889	38,424	1,118,643	122,264	32,020	9,888	4,294	159,878	958,765
Plant and machinery (Note 4)	2,960,334	530,367	33,683	123,638	3,400,746	1,235,748	291,165	7,854	102,051	1,432,716	1,968,030
Electrical equipment	359,876	40,066	–	3,608	396,334	172,612	33,895	–	2,249	204,258	192,076
Laboratory equipment	380,578	124,623	–	2,827	502,374	164,246	54,776	–	1,453	217,569	284,805
Furniture and fixtures	341,611	112,202	7,036	41,187	419,662	207,968	65,628	2,321	36,998	238,919	180,743
Patents, trademarks and designs	48,767	27,500	–	–	76,267	17,078	9,527	–	–	26,605	49,662
Vehicles	66,276	32,065	4,540	10,761	92,120	34,314	13,192	1,570	7,200	41,876	50,244
Library	4,527	–	–	1,021	3,506	3,723	531	–	1,021	3,233	273
	5,081,446	**1,404,987**	**164,958**	**226,746**	**6,424,645**	**1,958,060**	**522,717**	**22,507**	**155,266**	**2,348,018**	**4,076,627**
Capital work-in-progress (including capital advances)											**581,259**

NOTES:

1. Refer Note 5 of schedule 20 in respect of addition to goodwill.
2. Land (freehold) located at Pydibheemavaram allotted by the Andhra Pradesh Industrial Infrastructure Corporation Limited valued at Rs. 4,445 is yet to be registered in the name of the Company.
3. In pursuance of an allotment letter ("the letter") dated October 16, 2001, received from Karnataka Industrial Area Development Board ("KIADB"), Aurigene Discovery Technologies Limited ("Aurigene"), a consolidated subsidiary company, acquired land located at Electronics city, Bangalore, on a lease-cum-sale basis. In terms of the letter, the lease shall be converted into a sale at the end of six years subject to fulfilment of all the terms and conditions of the allotment.

   Pending completion of the period of six years and fulfilment of the terms and conditions of the allotment the amount incurred on the land acquisition aggregating to Rs. 49,729 has been accounted as lease hold land.
4. The Company owns a Treated Effluent Discharge Pipeline in equal proportion jointly with a third party in Pydibheemavaram pursuant to a mutual agreement.
5. Represents the fixed assets (both gross block and accumulated depreciation) of Reddy Kunshan, which became a subsidiary of the Company during the year (Refer Note 5 of schedule 20).

	(All amounts in Indian Rupees thousands, except share data)
	As at March 31, 2002

(Long-term at cost)

Aggregate cost of quoted investments	4,601
Aggregate cost of unquoted investments	176,725
	181,326
Less: Provision for decline, other than temporary, in the value of investments	151,348
	29,978
Market value of quoted investments	5,961

Stores and spares	189,911
Raw materials	621,126
Work-in-process	515,958
Finished goods	875,396
	2,202,391

(Unsecured)

Debts outstanding for a period exceeding six months	
Considered good	232,277
Considered doubtful	170,684
Other debts	
Considered good	3,816,966
	4,219,927
Less: Provision for doubtful debts	170,684
	4,049,243

Cash on hand	2,546
Cash in transit	4,639
Balances with banks	
On current accounts	97,173
On EEFC current accounts	7,540
On deposit accounts	5,001,072
On unclaimed dividend accounts	9,541
On unclaimed fractional share pay order accounts	727
	5,123,238

Deposits with banks include:	
i) Margin money for letter of credit, bill discounting and bank guarantee	6,330
ii) Balance of unutilised money out of ADS issue	2,479,397

(All amounts in Indian Rupees thousands, except share data)
As at March 31, 2002

(Unsecured)

	As at March 31, 2002
CONSIDERED GOOD	
Advances to material suppliers	69,408
Staff loans and advances	80,477
Share application money pending allotment in respect of Pathnet India Private Limited	43,610
Other advances recoverable in cash or in kind or for value to be received	546,525
Advance tax (net of provision for current taxes)	46,880
Balances with customs, central excise etc.	62,554
Balances with state authorities outside India	7,508
Deposits	88,842
	945,804
CONSIDERED DOUBTFUL	
Advance towards investment in a Joint Venture	8,056
	953,860
Less: Provision for doubtful advance	(8,056)
	945,804

	As at March 31, 2002
Sundry creditors	1,968,158
Book overdraft	86,456
Unclaimed dividends	9,541
Trade deposits	66,096
Other advances	28,112
	2,158,363

	As at March 31, 2002
Proposed dividend	191,290
Provision for	
Gratuity	38,734
Leave encashment	51,005
	281,029

(to the extent not written-off or adjusted)	(All amounts in Indian Rupees thousands, except share data) As at March 31, 2002
SHARE ISSUE EXPENSES	
Balance at the beginning of the year	2,507
Less: Adjusted against share premium account	(2,007)
Less: Written-off during the year	(500)
	–
DEVELOPMENT EXPENDITURE	
Contributions to Dr. Reddy's Research Foundation	
Balance at the beginning of the year	536,410
Less: Written-off during the year	(536,410)
	–
Contribution to Reddy US Therapeutics Inc.	
Balance at the beginning of the year	50,146
Less: Written-off during the year	(50,146)
	–
Product development expenditure	
Balance at the beginning of the year	338,727
Less: Written-off during the year	(338,727)
	–
Market development expenditure	
Balance at the beginning of the year	17,819
Less: Amount amortised during the year	(11,748)
Less: Written-off during the year	(6,071)
	–

(All amounts in Indian Rupees thousands, except share data)		For the year ended March 31, 2002
Interest		
On fixed deposits		103,786
Dividend from non-trade investments		35
Profit on sale of fixed assets		1,954
Income from redemption of mutual fund units		19,420
Exchange gain (net)		216,964
Export benefits		71,012
Miscellaneous income		91,582
		504,753

a) Opening		
Work-in-process	509,896	
Finished goods	807,958	1,317,854
Closing		
Work-in-process	515,958	
Finished goods	875,396	1,391,354
Net (increase)/decrease		(73,500)
b) Raw materials consumed		
Opening stock of raw materials	395,822	
Add: Purchases	3,386,143	
	3,781,965	
Less: Closing stock	621,126	3,160,839
c) Stores, chemicals, spares and packing material consumed		372,785
d) Purchase of traded goods		968,221
		4,428,345

Raw materials consumed include Rs. 99,609 being stocks written-off / written-down and is net of Rs. 41,251 being sale of raw materials.

Salaries, wages and bonus	963,932
Contribution to provident and other funds	78,960
Workmen and staff welfare expenses	173,148
	1,216,040

(All amounts in Indian Rupees thousands, except share data)

	For the year ended March 31, 2002
Power and fuel	330,190
Rent	51,925
Rates and taxes	50,632
Repairs and maintenance	
Buildings	29,803
Plant and machinery	185,234
Others	188,209
Insurance	53,518
Travelling and conveyance	137,194
Communication	54,085
Advertisements	33,881
Commissions on sales	96,541
Other selling expenses	1,195,161
Printing and stationery	40,302
Legal and professional	514,486
Donations	43,117
Bad debts written-off	45,302
Provision for doubtful advances	8,056
Provision for doubtful debts	79,208
Loss on sale of fixed assets	29,040
Directors' sitting fees	280
Directors' remuneration	204,483
Auditors' remuneration	5,285
Investments written-off	8,215
Miscellaneous expenditure written-off	11,748
Bank charges	36,681
Sundry expenses (Note 1)	144,730
	3,577,306

Note 1: Sundry expenses include Rs. 500 towards public issue expenses written-off.

Interest on term loans	27,040
Interest on debentures	39,665
Other finance charges	48,232
	114,937

CURRENT TAXES	
Domestic taxes	395,280
Foreign taxes	26,812
	422,092
DEFERRED TAXES	
Domestic taxes	(352,724)
Foreign taxes	(4,012)
	(356,736)
	65,356

1. SIGNIFICANT ACCOUNTING POLICIES

a) Basis of preparation of consolidated financial statements

The consolidated financial statements have been prepared and presented under the historical cost convention on the accrual basis of accounting in accordance with the accounting principles generally accepted in India ("GAAP") and comply with the mandatory Accounting Standards ("AS") issued by the Institute of Chartered Accountants of India ("ICAI") to the extent applicable. The consolidated financial statements are presented in Indian rupees rounded off to the nearest thousand.

b) Use of estimates

The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities on the date of the consolidated financial statements and reported amounts of revenues and expenses for the year. Actual results could differ from these estimates. Any revision to accounting estimates is recognised prospectively in the current and future periods.

c) Principles of consolidation

The consolidated financial statements include the financial statements of Dr. Reddy's Laboratories Limited ("DRL" or "the Company"), the parent company and all of its subsidiaries (collectively referred to as "the Group" or "DRL Group"), where DRL has more than one-half of the voting power of an enterprise or where DRL controls the composition of the Board of Directors or of the governing body. (Refer Note 2 for the description of the Group).

The consolidated financial statements have been prepared on the following basis:

- The financial statements of the parent company and the subsidiaries have been combined on a line-by-line basis by adding together the book values of like items of assets, liabilities, income and expenses after eliminating intra-group balances / transactions and resulting unrealised profits in full. Unrealised losses resulting from intra-group transactions have also been eliminated except to the extent that recoverable value of related assets is lower than their cost to the group. The amounts shown in respect of reserves comprise the amount of the relevant reserves as per the Balance Sheet of the parent company and its share in the post-acquisition increase in the relevant reserves of the subsidiaries.
- The excess of cost to the parent company of its investment in the subsidiaries over its portion of equity in the subsidiaries at the respective dates on which investment in the subsidiaries was made is recognised in the financial statements as goodwill. The parent company's portion of equity in the subsidiaries is determined on the basis of the book value of assets and liabilities as per the financial statements of the subsidiaries as on the date of investment and if not available, the financial statements for the immediately preceding period adjusted for the effects of significant transactions.
- The consolidated financial statements are presented, to the extent possible, in the same format as that adopted by the parent company for its separate financial statements.
- The consolidated financial statements are prepared using uniform accounting policies for like transactions and other events in similar circumstances.
- The financial statements of OOO JV Reddy Biomed Limited, a consolidated foreign subsidiary, is included for the financial year ended December 31, 2001. Adjustments have been made for the effects of significant transactions and other events that might have occurred between this date and March 31, 2002, the reporting date of the parent company.

d) New accounting standards

The Institute of Chartered Accountants of India has issued the following Accounting Standards during the year, which are effective for the accounting periods commencing on or after April 1, 2001. The Group has adopted each of these Accounting Standards with effect from April 1, 2001.

AS 17 "Segment Reporting": The standard requires an enterprise to disclose financial information about the different types of products and services it provides and the different geographical areas in which it operates. This helps in better understanding of the performance, better assessment of risks and returns and making more informed judgements about the enterprise as a whole.

AS 18 "Related Party Disclosures": The standard establishes the requirements for disclosure of related party relationships and transactions between a reporting enterprise and its related parties.

AS 19 "Leases": The standard prescribes accounting policies and disclosures in relation to finance and operating leases.

AS 20 "Earnings Per Share": The standard prescribes principles for the determination and presentation of earnings per share.

AS 21 "Consolidated Financial Statements": AS 21 is effective for the accounting periods commencing on or after April 1, 2001 for enterprises which are required to prepare and present consolidated financial statements. The standard lays down principles and procedures for preparation and presentation of consolidated financial statements, which provides financial information about the economic activities about the Company and its consolidated subsidiaries.

AS 22 "Accounting for Taxes on Income": The standard establishes financial accounting and reporting standards for the effects of income taxes (both current and deferred taxes) that result from an enterprise's activities during the current and preceding years.



e) Fixed assets, depreciation and amortisation

Fixed assets are stated at the cost of acquisition less accumulated depreciation. The cost of fixed assets includes taxes, duties, freight and other incidental expenses related to the acquisition and installation of the respective assets. Borrowing costs directly attributable to acquisition or construction of those fixed assets which necessarily take a substantial period of time to get ready for their intended use are capitalised. The cost of fixed assets also includes the exchange differences arising in respect of foreign currency loans or other liabilities incurred for the purpose of their acquisition or construction.

Advances paid towards the acquisition of the fixed assets outstanding at each balance sheet date and the cost of fixed assets not ready for their intended use before such date are disclosed under capital work-in-progress. Pre-operative expenses directly or indirectly attributable to fixed assets pending capitalisation are included under capital work-in-progress.

Depreciation on fixed assets is provided using the straight-line method based on the useful life of the assets as estimated by management. Additions are depreciated on a pro-rata basis from the date of installation till the date the assets are sold or disposed off. Individual assets costing less than Rs. 5,000 are depreciated in full in the year of acquisition.

Management's estimates of the useful lives for various categories of fixed assets are given below:

	Years
Goodwill	5 to 10
Buildings	20 to 39
Plant and machinery	
– Computer equipment	3
– Other plant and machinery	5 to 15
Electrical equipment	5 to 15
Laboratory equipment	5 to 15
Furniture and fixtures	4 to 8
Patents, trade marks and designs (including marketing know-how)	6 to 10
Vehicles	4 to 5
Library	2

Leasehold land is being amortised over the primary period of the lease.

f) Investments

Long-term investments are stated at cost. A provision for diminution is made to recognise a decline, other than temporary, in the value of long-term investments. Current investments are carried at the lower of cost and fair value.

g) Inventories

Inventories are valued at the lower of cost and net realisable value. Cost of inventories comprises all costs of purchase, cost of conversion and other costs incurred in bringing the inventories to their present location and condition.

The method of determining cost of various categories of inventories are as follows:

Raw materials	First in first out (FIFO)
Work-in-process and finished goods (manufactured)	FIFO and an appropriate share of production overheads
Finished goods (traded)	Cost of purchase
Stores and spares	Weighted average method
Goods in transit	At actual cost

h) Research and development

Revenue expenditure on research and development is expensed as incurred. Capital expenditure incurred on research and development is capitalised as fixed assets and depreciated in accordance with the depreciation policy of the Group.

i) Retirement benefits

Contributions payable to an approved gratuity fund, determined by an independent actuary are charged to profit and loss account. Leave encashment cost which is a defined benefit, is accrued based on actuarial valuations at the balance sheet date carried out by an independent actuary, and is charged to profit and loss account.

Contributions payable to the recognised provident fund, approved superannuation scheme and employee pension and social security schemes in certain overseas subsidiaries, which are defined contribution schemes, are charged to the profit and loss account.

j) Foreign exchange transactions and translation of financial statements of foreign subsidiaries

Foreign exchange transactions are recorded using the exchange rates prevailing on the dates of the respective transactions. Exchange differences arising on foreign exchange transactions settled during the year are recognised in the profit and loss account except that exchange differences related to acquisition of fixed assets are adjusted in the carrying amount of the related fixed assets.

Monetary assets and liabilities denominated in foreign currencies as at the balance sheet date are translated at year-end rates. The resultant exchange differences (except those related to acquisition of fixed assets) are recognised in the profit and loss account.

The premium or discount on forward exchange contracts is recognised over the period of the contracts. The premium or discount in respect of forward exchange contracts related to acquisition of fixed assets is adjusted in the carrying amount of the related fixed assets. In respect of other contracts, it is recognised in the profit and loss account.

The financial statements of the foreign subsidiaries and representative offices are translated into Indian rupees as follows:

- Revenue items, except opening and closing inventories and depreciation are translated at the respective monthly average rates. Opening and closing inventories are translated at the rates prevalent at the commencement and close respectively of the accounting period. Depreciation is translated at the rates used for the translation of the values of the assets on which depreciation is calculated.
- Monetary items are translated using the closing rate.
- Non-monetary items, other than inventories and fixed assets, are translated using the exchange rate at the date of transaction i.e., the date when they were acquired.
- Fixed assets are translated using the exchange rate at the date of their acquisition. Where there has been an increase or decrease in the liability of the Group, as expressed in Indian rupees by applying the closing rate, for making payment towards the whole or a part of the cost of a fixed asset or for repayment of the whole or a part of the monies borrowed, in foreign currency specifically for the purpose of acquiring a fixed asset, the amount by which the liability is so increased or reduced during the year, is added to, or reduced from, the cost of the fixed asset concerned.
- The net exchange difference resulting from the translation of items in the financial statements of foreign subsidiaries is recognised as income or as expense for the year, except to the extent adjusted in the carrying amount of the related fixed assets as stated above.
- Contingent liabilities are translated at the closing rate.

k) Revenue recognition

Revenue from sale of goods is recognised when significant risks and rewards in respect of ownership of the products are transferred to the customer. Revenue from domestic sales of formulation products is recognised on despatch of products to stockists by consignment agents and clearing and forwarding agents of the Group. Revenue from domestic sales of active pharmaceutical ingredients and intermediates are recognised on despatch of products from the factories of the Group. Revenue from export sales is recognised on shipment of products.

Revenue from product sales is stated inclusive of excise duty and exclusive of returns, sales tax and applicable trade discounts and allowances.

Revenue from services is recognised as per the terms of the contracts with the customers when the services are performed.

Non-refundable up-front and milestone payments ("license fees"), are recognised as revenue when earned, in accordance with the terms prescribed in the license agreements.

Revenue from the various profit sharing arrangements entered into by the Group is recognised when it is earned and is measurable and when the ultimate collection is reasonably certain.

Dividend income is recognised when the right to receive the income is established. Income from interest on deposits and interest bearing securities is recognised on the time proportionate method when the right to receive the income is established.

Export entitlements under the Duty Entitlement Pass Book ("DEPB") scheme are recognised as revenue when the right to receive credit as per the terms of the scheme is established in respect of the exports made and where there is no significant uncertainty regarding the ultimate collection of the relevant export proceeds.

l) Income-tax expense

Current tax

The current charge for income taxes is calculated in accordance with the relevant tax regulations applicable to the Group.

Deferred tax charge or credit reflects the tax effects of timing differences between accounting income and taxable income for the period. The deferred tax charge or credit and the corresponding deferred tax liabilities or assets are recognised using the tax rates that have been enacted or substantially enacted by the balance sheet date. Deferred tax assets are recognised only to the extent there is reasonable certainty that the assets can be realised in future; however, where there is unabsorbed depreciation or carry forward of losses, deferred tax assets are recognised only if there is a virtual certainty of realisation of such assets. Deferred tax assets are reviewed as at each balance sheet date and written-down or written-up to reflect the amount that is reasonably / virtually certain (as the case may be) to be realised.

The break-up of the major components of the deferred tax assets and liabilities as at March 31, 2002 have been arrived at after setting off deferred tax assets and liabilities where the group has a legally enforceable right to set-off assets against liabilities, and where such assets and liabilities relate to taxes on income levied by the same governing taxation laws.

m) Earnings per share

The basic earnings per share ("EPS") is computed by dividing the net profit after tax for the year by the weighted average number of equity shares outstanding during the year. For the purpose of calculating diluted earnings per share, net profit after tax for the year and the weighted average number of shares outstanding during the year are adjusted for the effects of all dilutive potential equity shares. Dilutive potential equity shares are deemed converted as of the beginning of the period, unless they have been issued at a later date. The diluted potential equity shares have been adjusted for the proceeds receivable had the shares been actually issued at fair value (i.e. the average market value of the outstanding shares).

n) Employee stock option schemes

In accordance with the Securities and Exchange Board of India guidelines, the excess of the market price of shares, at the date of grant of options under the Employee stock option schemes, over the exercise price is treated as employee compensation and amortised on a straight-line basis over the vesting period.

o) Contingencies

Loss contingencies arising from claims, litigation, assessments, fines, penalties etc. are provided for when it is probable that a liability may be incurred, and the amount can be reasonably estimated.

2. DESCRIPTION OF THE GROUP

DRL is a leading pharmaceutical company, headquartered in Hyderabad, India. The Company's principal areas of operation are formulations, active pharmaceutical ingredients and intermediates, generics, diagnostics, critical care and biotechnology, custom chemical synthesis and drug discovery. The Company's principal research and development and manufacturing facilities are located in India with marketing facilities in India, Russia, the United States of America, Brazil and France.

Dr. Reddy's Laboratories Limited, the flagship company of the Group, is listed on the principal stock exchanges in India and on the New York Stock Exchange (NYSE) in the United States of America.

The consolidated subsidiaries of the Company are listed below:

Entity (Subsidiaries)	Country of incorporation	Percentage holding (%)
OOO JV Reddy Biomed Limited ("RBL")	A Company organised under the laws of Russia.	76
Reddy Pharmaceuticals Hong Kong Limited	A Company organised under the laws of Hong Kong	100
Dr. Reddy's Laboratories Inc. ("DRLI", formerly Reddy Cheminor Inc.)	A Company organised under the laws of New Jersey, USA	100
Reddy Cheminor S.A.	A Company organised under the laws of Chartres, France	100
Reddy Antilles N.V. (RANV)	A Company organised under the laws of Antilles, Netherlands	100
Dr. Reddy's Farmaceutica Do Brazil Ltda.	A Company organised under the laws of Brazil	100
Zenovus Biotech (P) Limited	A Company organised under the laws of India	100
Aurigene Discovery Technologies Limited	A Company organised under the laws of India	100
Kunshan Rotam Reddy Pharmaceutical Co. Limited ("Reddy Kunshan")	A Company organised under the laws of China	51
Compact Electric Limited	A Company organised under the laws of India	100
Cheminor Investments Limited	A Company organised under the laws of India	100
DRL Investments Limited	A Company organised under the laws of India	100
Step-down subsidiaries		
Reddy Netherlands B.V.	A subsidiary of Reddy Antilles N.V., organised under the laws of Netherlands	100
Reddy Pharmaceuticals Singapore Pte Limited	A subsidiary of Reddy Antilles N.V., organised under the laws of Singapore	100
Reddy US Therapeutics Inc (Reddy US)	A subsidiary of Reddy Antilles N.V., organised under the laws of Atlanta, USA	90
Partnership firm		
Globe Enterprises	A partnership firm with Dr. Reddy's Holdings Limited organised under the laws of India, wherein DRL and Dr. Reddy's Holdings Limited share the profits in the ratio of 95:5.	95

3. COMMITMENTS AND CONTINGENT LIABILITIES

	(Rs. thousand) As at March 31, 2002
i) Commitments / Contingent liabilities:	
a) Guarantees given by banks	132,242
b) Guarantees given by the Group	925,070
c) Letters of credit outstanding	181,973
ii) Claims against the Group not acknowledged as debts in respect of:	
a) Demands for payments into the credit of the Drug Prices Equalisation Account under Drugs (Price Control) Order, 1979, which are contested by the Company in respect of its product "Norfloxacin". The Group has filed a legal suit against the notification, where interim stay has been granted by the Andhra Pradesh High Court in favour of the Group.	148,562
b) Income tax matters, pending decisions on various appeals made by the Group and by the Department	163,180
c) Excise matters, under dispute	47,673
d) Sales tax matters, under dispute	1,470
e) Other matters	9,138
iii) Estimated amount of contracts remaining to be executed on capital account and not provided for (net of advances)	882,139
iv) The Group is also involved in other lawsuits, claims, investigations and proceedings, including patent and commercial matters, which arise in the ordinary course of business. However, there are no such matters pending that the Group expects to be material in relation to its business.	

4. CHANGES IN ACCOUNTING POLICIES

The Group has changed the accounting policy on treatment of expenditure incurred on product development, market development etc. collectively referred as "development expenditure". Such development expenditure, hitherto written-off over the estimated period over which the benefit was expected to accrue, is now written-off fully in the year it is incurred. The management believes that the change in the accounting policy would result in a more appropriate presentation of the results of the Group. Accordingly, a sum of Rs. 931,354 thousand, being the expenditure not written-off as at April 1, 2001 has been written-off during the year. Further, development expenditure incurred during the year amounting to Rs. 662,665 thousand has also been expended as incurred.

Had the Group continued to follow the old accounting policy on treatment of the development expenditure, the profit for the year and the accumulated reserves as at March 31, 2002 would have been higher by Rs. 1,194,961 thousand.

5. ACQUISITIONS

Reddy Kunshan

During the current year the Company acquired an additional 4.9% of the equity share capital in Reddy Kunshan in four instalments. On August 15, 2001, 1.8 % of the equity share capital was acquired, thereby resulting in the Company owning more than one-half of the voting power (51.0%) of Reddy Kunshan. Between September 2000 and March 2001, the Company had acquired 46.1% of the equity share capital of Reddy Kunshan. Reddy Kunshan is engaged in manufacturing and marketing of active pharmaceutical ingredients and intermediates and formulations in China. Consequent to this acquisition resulting in control of voting power on August 15, 2001, Reddy Kunshan has been consolidated with the Company in the current year.

The total consideration paid for the 51% equity share capital of Reddy Kunshan aggregates Rs. 256,737 thousand. The Company has accounted for this transaction under the purchase method of accounting. The financial statements as of and for the period ended July 31, 2001 of Reddy Kunshan have been considered for the purpose of accounting for this acquisition and determination of goodwill.

The purchase cost of Rs. 256,737 thousand has been allocated as follows:

	(Rs. thousand)
Fixed assets (including capital work-in-progress Rs 3,054 thousand)	75,704
Current assets, loans and advances	49,546
Goodwill	132,254
Other assets	23,930
Total assets	**281,434**
Loan funds	(10,349)
Current liabilities and provisions	(14,348)
Purchase cost	**256,737**

Dr. Reddy's Laboratories Inc.

In March 2000, DRLI, a consolidated subsidiary, acquired 25% of its common stock held by a minority shareholder, for a cash consideration of Rs. 1,072 thousand. This acquisition has been accounted for by the purchase method. The acquisition resulted in goodwill of Rs. 1,072 thousand, which is being amortised over a period of 10 years. The terms of the purchase also provide for contingent consideration not exceeding US$ 14,000 thousand over the next ten years based on achievement of specified revenue targets. DRLI will record contingent payments as goodwill in the periods in which the contingency is resolved.

As certain specified targets have been met in the current year, DRLI has made a payment amounting to Rs. 126,007 thousand (US$ 2,599 thousand) to the minority shareholder in accordance with the terms of the purchase. DRLI has accordingly accounted for the payment as goodwill in the current year.

6. MINORITY INTEREST

Minority interest of Rs. 96,937 thousand as at March 31, 2002 represents the equity interest of the minority shareholders of Reddy Kunshan.

Accumulated losses attributable to the minority shareholders of RBL and Reddy US over and above their capital contribution has been absorbed by the Group.

7. DEFERRED TAXATION

Deferred tax liability included in the balance sheet comprises the following:

	(Rs. thousand) As at March 31, 2002
Deferred tax asset	
Inventories	67,670
Other current assets	6,778
Carry forward loss	39,460
Sundry creditors	52,663
Current liabilities	3,100
Provisions	20,117
Expenses deferred for tax purposes	12,325
	202,113
Deferred tax liability	
Fixed assets	465,992
Sundry debtors	33,453
	(499,445)
Deferred tax liability (net)	**(297,332)**

The net deferred tax liability of Rs. 297,332 thousand has been presented in the balance sheet as follows:

Deferred tax asset	:	68,955
Deferred tax liability	:	(366,287)

[Refer Note1(l)]

Consequent to the adoption of Accounting Standard 22 – Accounting for Taxes on Income by the Group, with effect from April 1, 2001, the accumulated deferred tax liability (net) amounting to Rs. 655,051 thousand on account of timing differences between the book and tax profits upto March 31, 2001 has been debited to the General Reserve Account.

8. EARNINGS PER SHARE

The computation of EPS is set out below:

Particulars	(Rs. thousand) For the year ended March 31, 2002 Basic & Diluted EPS
Earnings	
Net profit for the year	4,579,408
Shares	
Weighted average number of equity shares outstanding during the year	76,092,181
Earnings per share of face value Rs. 5	60.18

Outstanding options have an anti-dilutive effect on the EPS for the year ended March 31, 2002. Hence, there is no dilution of EPS for the year.

9. RELATED PARTY DISCLOSURES

a. There are no related parties where control exists.

b. Other related parties with whom transactions have taken place during the year:

Affiliate

■ Pathnet India Private Limited	Enterprise where the Company has significant influence

Enterprises where principal shareholders have significant influence ("Significant interest entities")

■ Dr. Reddy's Research Foundation ("Research Foundation")	Enterprise where the principal shareholders have significant influence
■ Dr. Reddy's Holdings Limited	Enterprise owned by principal shareholders

Others

■ Diana Hotels Limited	Enterprise owned by relative of Director
■ Ms K Samrajyam	Spouse of Chairman
■ Ms G Anuradha	Spouse of Executive Vice-Chairman
■ Ms Deepthi Reddy	Spouse of Managing Director
■ Madras Diabetes Research Foundation	Enterprise promoted by a Director
■ Dr. Reddy's Heritage Foundation	Enterprise in which Chairman is a Director

Key Management Personnel represented on the Board

■ Dr K Anji Reddy	Chairman
■ Mr G V Prasad	Executive Vice-Chairman and Chief Executive Officer
■ Mr K Satish Reddy	Managing Director and Chief Operating Officer

Non-Executive / Independent Directors of the Board

■ Dr P Satyanarayan Rao	Director
■ Dr V Mohan	Director
■ Dr Omkar Goswami	Director
■ Mr Ravi Bhoothalingam	Director
■ Mr P N Devarajan	Director
■ Dr A Venkateswarlu	Director
■ Dr Krishna G Palepu	Director

c. Particulars of related party transactions

The following is a summary of significant related party transactions:

		(Rs. thousand) For the year ended March 31, 2002
i)	Sales to:	
	Significant interest entities	3,302
ii)	Purchases from:	
	Significant interest entities	11,904
	Others	5,697
iii)	Contributions made to Research Foundation	449,000
iv)	Rent and hotel expenses paid to:	
	Enterprise owned by relative of a director	5,703
	Spouses of Key Management Personnel	6,696
	Key Management Personnel	7,975
v)	Directors sitting fees	280

d. The Group has following amounts due from/to related parties:

		(Rs. thousand)
		As at March 31, 2002
i)	Due from related parties (included in loans and advances)	
	Significant interest entities	274
ii)	Due to related parties (included in current liabilities)	
	Significant interest entities	1,935
	Enterprise owned by relative of a director	175

e. Details of remuneration paid to the whole time and non-whole time directors are given in Note 12 of schedule 20.

f. Equity contribution in an affiliate has been disclosed under "Investments". Share application money paid to the affiliate by the Company for which shares are yet to be allotted has been disclosed under "Loans and advances".

g. The Group undertakes research and development through Research Foundation, an entity incorporated under section 25 of the Companies Act, 1956. The Research Foundation currently conducts research and development activities primarily of the Group. The Group funds the operations of the Research Foundation.

10. TRANSFER PRICING

The Group is in the process of reviewing its system of maintenance of information and documents as introduced by the newly introduced transfer pricing legislation under sections 92-92 F of the Indian Income Tax Act, 1961 which require existence of these records latest by October 2002. The management is of the opinion that its international transactions are at arm's length so that the aforesaid legislation will not have any impact on the financial statements, particularly on the amount of tax expense and that of provision for taxation.

11. SEGMENTAL INFORMATION

The primary and secondary reportable segments are business segments and geographic segments respectively.

Business segments

For management purposes, the Group is organised on a worldwide basis into five strategic business units (SBUs);

- Formulations;
- Active Pharmaceutical Ingredients and Intermediates (API);
- Generics;
- Diagnostics, Critical Care and Biotechnology; and
- Drug Discovery.

The SBUs are the basis on which the Group reports its primary segment information. Formulations also referred to as finished dosages, consist of finished pharmaceutical products ready for consumption by the patient. Active pharmaceutical ingredients and intermediates, also known as active pharmaceutical products or bulk drugs, are the principal ingredients for formulations. Active pharmaceutical ingredients and intermediates become formulations when the dosage is fixed in a form ready for human consumption such as a tablet, capsule or liquid using additional inactive ingredients. Generics are generic finished dosages with therapeutic equivalence to formulations. Diagnostic pharmaceuticals and equipment and specialist products are marketed by the Group primarily for anti-cancer and critical care. The Group is involved in drug discovery. The Group commercialises drugs discovered with other products and also licenses these discoveries to other companies.

Geographic segments

The Group's business is organised into five key geographic segments. Revenues are attributable to individual geographic segments based on the location of the customer.

Segment revenues and expenses: All segment revenues and expenses are directly attributable to the segments.

Segment assets and liabilities: According to the internal organisation and management structure of the Group and its system of internal financial reporting, the management does not review the total assets and liabilities for each reportable segment. The assets and liabilities are not fully identifiable / allocable with / to individual reportable segments. Consequently, the management believes that it is not practicable to provide segmental disclosures relating to assets and liabilities since allocation among the various reportable segments is not possible.

Inter-segment transfers: Segment revenue, segment expenses and segment result include transfers between business segments. Inter-segment transfers are accounted for at the cost to the transferring segment. Such transfers are eliminated on consolidation.

Accounting policies: The accounting policies consistently used in the preparation of the financial statements are also applied to revenues and expenditure in individual segments.

Unallocable and Head office expenses: General administrative expenses, head-office expenses, and other expenses that arise at the segment level and relate to the Group as a whole are shown as unallocable items.

Year ended March 31, 2002 (Rs. thousand)

	Formulations	Active pharmaceuticals ingredients and intermediates	Generics	Diagnostics, critical care and biotechnology	Drug discovery	Others	Eliminations	Unallocable items	Total
External sales	6,168,067	5,213,710	4,526,390	357,878	–	194,075	–	–	16,460,120
Inter-segment sales	191,036	479,960	–	–	–	–	(670,996)	–	–
Total sales	**6,359,103**	**5,693,670**	**4,526,390**	**357,878**	–	**194,075**	**(670,996)**		**16,460,120**
Income from services	–	–	–	–	–	79,615	–	–	79,615
License fees	–	–	–	–	343,612	–	–	–	343,612
Segment revenues	**6,359,103**	**5,693,670**	**4,526,390**	**357,878**	**343,612**	**273,690**	**(670,996)**	–	**16,883,347**
Interest	–	–	–	–	–	–	–	103,786	103,786
Dividend	–	–	–	–	–	–	–	35	35
Exchange gain (net)	22,488	62,244	63,923	57	–	–	–	68,252	216,964
Export benefits	7,111	63,901	–	–	–	–	–	–	71,012
Miscellaneous income	927	46,441	–	–	–	–	–	44,249	91,617
Other unallocable income	–	–	–	–	–	–	–	21,339	21,339
Total revenues	–	–	–	–	–	–	–	–	**17,388,100**
Segment result	2,186,563	1,077,165	3,794,424	(6,299)	(175,592)	3,056	–	–	6,879,317
Unallocated expenses	–	–	–	–	–	–	–	2,151,524	2,151,524
Finance charges	–	–	–	–	–	–	–	114,937	114,937
Profit before taxation	–	–	–	–	–	–	–	–	**4,612,856**
Provision for taxation									
– Current tax	–	–	–	–	–	–	–	–	422,092
– Deferred tax expense/ (benefit)	–	–	–	–	–	–	–	–	(356,736)
Profit after taxation	–	–	–	–	–	–	–	–	**4,547,500**
Minority Interest-loss	–	–	–	–	–	–	–	–	31,908
Profit for the year	–	–	–	–	–	–	–	–	**4,579,408**

Sales by markets

The following table shows the distribution of the Group's sales by geographical markets, regardless of where the goods are produced:

Sales revenues by geographic markets

	(Rs. thousand) For the year ended March 31, 2002
India	6,046,599
USA	5,949,241
Russia and other CIS countries	1,665,061
Europe	1,000,173
Others	2,222,273
	16,883,347

Analysis of assets by geography

	(Rs. thousand) As at March 31, 2002
India	11,112,764
USA	1,939,179
Russia and other CIS countries	472,513
Europe	2,192,933
Others	1,404,901
	17,122,290

Cost of tangible and intangible fixed assets acquired by geography

	(Rs. thousand) For the year ended March 31, 2002
India	1,104,462
USA	158,635
Russia and other CIS countries	3,921
Europe	2,274
Others	278,146
	1,547,438

12.PARTICULARS OF MANAGERIAL REMUNERATION AND COMMISSION

The remuneration paid to managerial personnel during the year:

Remuneration and commission to whole-time Directors	
Salaries	3,360
Commission	192,797
Other perquisites	1,526
	197,683
Commission to non-whole-time Directors	6,800
	204,483

NOTE: Computation of Net Profits under section 309(5) of the Companies Act, 1956 (the Act) and the computation of limit on commission payable to non-whole-time Directors have not been disclosed as the limits prescribed under the Act do not apply at consolidated level.

13. PUBLIC OFFERING IN THE UNITED STATES OF AMERICA

In April 2001, the Company made a public offering of its American Depositary Shares (ADS) to international investors. The offering consisted of 13,225,000 ADS's representing 13,225,000 equity shares having face value of Rs. 5 each (adjusted for share split), at an offering price of US$ 10.04 per ADS. Consequently, the share capital has increased by Rs. 66,125 thousand and share premium account has increased by Rs. 5,716,600 thousand net of share issue expenses amounting to Rs. 463,893 thousand. The equity shares represented by the ADS carry equivalent rights with respect to voting and dividends as the ordinary equity shares.

14. EMPLOYEE STOCK OPTION SCHEME

Dr. Reddy's Laboratories Limited

Employees Stock Option Plan-2002 (the 2002 Plan): The Company instituted the 2002 Plan for all eligible employees in pursuance of the special resolution approved by the shareholders in the Annual General Meeting held on September 24, 2001. The 2002 Plan covers all employees of DRL and employees of all its subsidiaries. Under the 2002 Plan, the Compensation Committee of the Board ("the Committee") shall administer the 2002 Plan and grant stock options to eligible employees of the Company and its subsidiaries. The Committee shall determine the employees eligible for receiving the options, the number of options to be granted, the exercise price, the vesting period and the exercise period. The vesting period is determined for the options issued on the date of the grant.

The 2002 Plan further provides that in no case shall the Per Share Exercise Price of an Option be less than the Fair Market Value on the date of grant. The fair market value of a share on each grant date is defined as the weighted average closing price for 30 days prior to the grant, in the stock exchange where there is highest trading volume during that period. Notwithstanding the foregoing, the Committee may, after getting the approval of the members in general meeting, grant Options with a Per Share Exercise Price lesser than the Fair Market Value.

In the case of termination of employment, all non-vested options would stand cancelled. Options that have vested but have not been exercised can be exercised within the time prescribed under each option agreement by the Committee or if no time limit is prescribed, within three years of the date of employment termination, failing which they would stand cancelled.

During the current year the Company under the 2002 Plan has issued 124,500 options to three employees of its subsidiaries. The vesting period for the options granted varies from 12 to 36 months. The exercise price determined by the Committee is Rs. 977.30 per option, being the fair value (weighted average closing price for 30 days prior to the grant).

The market price of the shares of the Company on the date of the grant was Rs. 949.85. As the market price of shares, at the date of grant of options is lower than the exercise price, no compensation cost is set-up. The movement in the options during the year ended March 31, 2002 is set out below:

	For the year ended March 31, 2002
Options outstanding at the beginning of the year	–
Issued	124,500
Forfeited / Cancelled	–
Converted into equity shares	–
Options outstanding at the end of the year	**124,500**

Reddy US Therapeutics Inc.

During the year ended March 31, 2001, Reddy US, a consolidated subsidiary, adopted the Reddy US Therapeutics Inc. 2000 Equity Ownership Plan ("the Plan") to provide for issuance of stock options to its employees and certain related non-employees. When the plan was established, Reddy US reserved 500,000 shares for issuance. Under the Plan, stock options may be granted at a price per share not less than the fair market value of the underlying equity shares on the date of grant.

During the previous year ended March 31, 2001, Reddy US issued stock options to employees to purchase 186,000 equity shares of Reddy US at an exercise price of US$ 0.18 per share. The options vest in a graded manner over a period of 4 years from the date of the grant with 25% of the options vesting at the end of each year.

During the current year, the Reddy US has under this scheme, issued additional 109,500 options vested and exercisable at US$ 0.18 per share.

The movement in the options during the year ended March 31, 2002 is set out below:

	For the year ended March 31, 2002
Options outstanding at the beginning of the year	186,000
Issued	109,500
Forfeited / Cancelled	(2,000)
Converted into equity shares	–
Options outstanding at the end of the year	**293,500**

15.EMPLOYEE SEPARATION COSTS

During the year the Company announced a Voluntary Retirement Scheme ("the Scheme") for workmen. In accordance with the Scheme, the Company has incurred an amount of Rs. 20,464 thousand, which has been expensed as incurred, in accordance with the Company policy.

16.LONG-TERM DEPOSITS

Long-term deposits represent advances against the consideration payable for brands acquired and are amortised over a period of ten years in accordance with the terms of the agreements.

17.OPENING BALANCES

This being the first year of preparation of consolidated financial statements, the opening balances as at April 1, 2001 have not been audited.

18.COMPARATIVE FIGURES

This being the first year of the presentation of the consolidated financial statements in accordance with the Accounting Standard 21 – Consolidated financial statements, figures for the previous period have not been presented.

YEAR ENDED MARCH 31	
(All amounts in Indian Rupees thousands, except share data)	2002
Cash flows from operating activities	
Profit before taxation	4,612,856
Adjustments:	
Depreciation	522,717
Amortisation of long-term deposits	22,750
Income from redemption of mutual fund units	(19,420)
Unrealised foreign exchange gain	(118,698)
Deferred revenue expenditure written-off	931,354
Amortisation of marketing development expenditure	11,748
Provision for decline in long-term investments	150,656
Long term investments written-off	8,215
Interest income	(103,786)
Dividend income	(35)
Interest expense	114,937
Loss on sale of fixed assets (net)	27.086
Preliminary expenses written-off	500
Operating cash flows before working capital changes	6,160,880
(Increase) / decrease in sundry debtors	(1,052,809)
(Increase) / decrease in inventories	(249,251)
(Increase) / decrease in loans and advances	(185,197)
Increase / (decrease) in current liabilities and provisions	474,840
Cash generated from operations	5,148,463
Income taxes paid	(456,970)
Net cash provided by operating activities	**4,691,493**
Cash flows from investing activities	
Purchase of fixed assets	(1,567,796)
Proceeds from sale of fixed assets	44,394
Purchase of investments	(2,363,549)
Sale of investments	2,363,680
Advances given to joint ventures	(39,610)
Dividend received	35
Interest received	94,941
Net cash used in investing acivities	**(1,467,905)**

As per our report attached.

For BHARAT S RAUT & CO.
Chartered Accountants

PRADIP KANAKIA
Partner

For A RAMACHANDRA RAO & CO.
Chartered Accountants

A RAMACHANDRA RAO
Partner

Hyderabad
June 4, 2002

For DR. REDDY'S LABORATORIES LIMITED

DR. K ANJI REDDY — Chairman
G V PRASAD — Executive Vice Chairman & CEO
K SATISH REDDY — Managing Director & COO
DR. OMKAR GOSWAMI — Director
V S VASUDEVAN — Chief Financial Officer
SANTOSH KUMAR NAIR — Company Secretary

YEAR ENDED MARCH 31 (All amounts in Indian Rupees thousands, except share data)	2002
Cash flows from financing activities	
Proceeds from issuance of share capital (net of share issue expenses)	5,782,725
Repayment of debentures	(300,000)
Proceeds from long-term borrowings	22,414
Repayment of long-term borrowings	(1,040,402)
Repayment of short-term borrowings	(2,428,896)
Interest paid	(167,422)
Dividends paid	(561,676)
Net cash provided by financing activities	**1,306,743**
Net increase in cash and cash equivalents	**4,530,331**
Cash and cash equivalents at the beginning of the period	492,233
Effect of exchange gain on cash and cash equivalents	100,674
Cash and cash equivalents at the end of the period (see Note 1)	**5,123,238**

NOTES

1. **Cash and cash equivalents comprise**

Cash on hand	2,546
Cash in transit	4,639
Balances with banks	
On current accounts	97,173
On EEFC current accounts	7,540
On deposit accounts	4,994,742
On unclaimed dividend accounts	9,541
On unclaimed fractional share pay order accounts	727
Margin money	6,330
	5,123,238

2. *During the current year, 113,388 equity shares of Rs. 5 each have been allotted* pursuant to the scheme of amalgamation of American Remedies Limited with the Company, without payment being received in cash.

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Name of the subsidiary	DRL Investments Ltd.	Compact Electric Ltd.	Reddy Pharmaceuticals Hongkong Ltd.	OOO JV Reddy Biomed Ltd.	Reddy Antilles N.V.	Dr. Reddy's Farmaceutica Do Brasil Ltda.	Dr. Reddy's Laboratories Inc.	Reddy Pharmaceuticals Singapore Pte. Ltd.
The Financial Year of the subsidiary company ended on	31.03.2002	31.03.2002	31.12.2001	31.12.2001	31.12.2001	31.12.2001	31.03.2002	31.12.2001
Number of shares in the subsidiary company held by Dr. Reddy Laboratories Limited at the above date								
Equity Shares	104	800000	11625000	380000	500000	400000	400750	*
Preference Shares	8	700,070	–	–	–	–	–	–
Equity Holding	100%	100%	100%	76%	100%	100%	100%	*
Preference Holding	0%	100%	–	–	–	–	–	–
The net Aggregate of profits (losses) of the subsidiary company for it's financial year so far as they concern the members of Dr. Reddy's Laboratories Limited								
a) Dealt with in the account of Dr. Reddy's Laboratories Limited for the year ended 31.03.2002	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
b) Not dealt with in the account of Dr. Reddy's Laboratories Limited	Rs.	Rs.	US$	Roubles	US$	E	US$	S$
for the year ended 31.03.2002	(21,307)	(7,810,489)	89,910	45,645,000	(14,998)	(217,815)	845,339	(97,962)

Name of the subsidiary	Reddy US Therapeutics Inc.	Reddy Cheminor S.A.	Cheminor Investments Ltd.	Aurigene Discovery Technologies Ltd.	Zenovus Biotech Pvt. Ltd.	Kunshan Rotam Reddy Pharmaceutical Co. Ltd.	Reddy Netherlands BV
The Financial Year of the subsidiary company ended on	31.03.2002	31.03.2002	31.03.2002	31.03.2002	31.03.2002	31.12.2001	31.12.2001
Number of shares in the subsidiary company held by Dr. Reddy Laboratories Limited at the above date							
Equity Shares	*	2494	134513	10004	10000	**	*
Preference Shares	–	–	8	–	–	–	–
Equity Holding	*	99.76%	100%	100%	100%	51%	*
Preference Holding	–	–	0%	–	–	–	–
The net Aggregate of profits (losses) of the subsidiary company for it's financial year so far as they concern the members of Dr. Reddy's Laboratories Limited							
a) Dealt with in the account of Dr. Reddy's Laboratories Limited for the year ended 31.03.2002	Nil	Nil	Nil	Nil	Nil	Nil	Nil
b) Not dealt with in the account of Dr. Reddy's Laboratories Limited	US$	E	Rs.			RMB	NLG
for the year ended 31.03.2002	158,038	124,929	(2,137)	–	–	(2,654,841)	(79,111)

The net Aggregate of profits (losses) of the subsidiary company for it's previous financial year so far as they concern the members of Dr. Reddy's Laboratories Limited

a) Dealt with in the account of Dr. Reddy's Laboratories Limited for the year ended 31.03.2001	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
b) Not dealt with in the account of Dr. Reddy's Laboratories Limited			USD	Roubles	US$		US$	S$	US$	E	Rs.				NLG
for the year ended 31.03.2001	(19,772)	(8,373,822)	89,964	10,818,000	(1,247,610)		4,141,513	112,953	102,110	144,335,64	(3,162)	–	–	–	(344,670)
Changes in the interest of Dr. Reddy's Laboratories Limited, between the end of the financial year and March 31, 2001	–	–	–	–	–	–	–	–	–	–	–	Became subsidiary	Became subsidiary	Became subsidiary	–
Material changes between the end of the financial year and March 31, 2001	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–

* These companies are Subsidiaries of Reddy Antilles N.V which in turn is a wholly owned subsidiary of Dr. Reddy's Laboratories Limited.

** No concept of number of shares in this company pursuant to the laws of the country.

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Your Directors have pleasure in presenting the Annual Report with audited accounts of the Company for the year ended March 31, 2002.

FINANCIAL RESULTS

The loss for the year ended March 31, 2002 was Rs. 21,307/-.

DIRECTORS RESPONSIBILITY STATEMENT

In terms of section 217 (2AA) of the Companies Act, 1956, your Directors confirm as under:

1. In preparation of annual accounts, the applicable accounting standards have been followed along with proper explanation relating to material departures;
2. We have selected such accounting policies and applied them consistently and made judgements and estimates that are reasonable and prudent so as to give a true and fair view of the state of affairs of the Company at the end of the financial year 2001-2002 and of profit of the Company for that period;
3. We have taken proper and sufficient care for the maintenance of adequate accounting records in accordance with the provisions of this Act for safeguarding the assets of the Company and or preventing and detecting fraud and other irregularities;
4. We have prepared the annual accounts on an ongoing concern basis.

AUDITORS

M/s. A. Ramachandra Rao & Co., Chartered Accountants, the Statutory Auditors of the Company retire at the ensuing Annual General Meeting and are eligible for re-appointment.

DIRECTORS

Mr. Satish Reddy, Director of the Company, retire by rotation and being eligible offer himself for re-appointment.

PARTICULARS OF EMPLOYEES

There are no employees who are drawing salary more than the amount as specified Under the provisions of section 217(2A) of the Companies Act, 1956 read with Companies (Particulars of Employees) Rules, 1975 as amended. Hence the relevant provisions are not applicable to the Company.

CONSERVATION OF ENERGY, RESEARCH AND DEVELOPMENTS, TECHNOLOGY ABSORPTION, FOREIGN EXCHANGE EARNING AND OUTGO

The particulars as prescribed under subsection (1)(e) of 217 of the Companies Act, 1956, read with the Companies (Disclosure of the particulars in the report of Board of Directors) Rule, 1988 are not applicable to your Company.

ACKNOWLEDGEMENTS

Your Directors wish to express their gratitude to all concerns for the co-operation to the Company during the year.

For and on behalf of the Board

Hyderabad
June 4, 2002

SATISH REDDY
Director

A RAMACHANDRA RAO & CO.
Chartered Accountants

3-6-369/A/11
1st Floor, Street No. 1
Himayathnagar
Hyderabad 500 029
Grams: CONSULT
Phone: +91-(0)40-7633677
Fax: +91-(0)40-7639746
E-mail: ramachandra@satyam.net.in



To
The Members of
M/S. DRL INVESTMENTS LTD.

We have audited the attached Balance Sheet of M/s. DRL Investments Ltd., as at March 31, 2002 and also the Profit and Loss Account for the year ended on that date annexed thereto. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in India. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material mis-statements. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As required by the Manufacturing and other Companies (Auditor's Report) Order, 1988 issued by the Central Government of India in terms of sub-section (4A) of section 227 of the Companies Act, 1956, we enclose in the Annexure a statement on the matters specified in paragraphs 4 and 5 of the said Order.

Further to our comments in the Annexure referred to above, we report that:

i) We have obtained all the information and explanations, which to the best of our knowledge and belief were necessary for the purpose of our audit.
ii) In our opinion, proper books of account as required by law have been kept by the Company so far as appears from our examination of those books.
iii) The Balance Sheet and Profit and Loss Account dealt with by this report are in agreement with the books of account;
iv) In our opinion, the Balance Sheet and Profit and Loss Account dealt with by this report comply with the accounting standards referred to in sub-section (3C) of section 211 of the Companies Act, 1956;
v) On the basis of written representations received from the Directors, as on March 31, 2002, and taken on record by the Board of Directors, we report that none of the Directors is disqualified as on March 31, 2002 from being appointed as a Director in terms of clause (g) of sub-section (1) of section 274 of the Companies Act, 1956;
vi) In our opinion and to the best of our information and according to the explanations given to us, the said accounts give the information required by the Companies Act, 1956, in the manner so required and give a true and fair view, in confirmity with the accounting principles generally accepted in India;
   a) in the case of the Balance Sheet, of the state of affairs of the Company as at March 31, 2002; and
   b) in the case of the Profit and Loss Account, of the loss for the year ended on the date.

For A RAMACHANDRA RAO & CO.
Chartered Accountants

Hyderabad
June 4, 2002

A RAMACHANDRA RAO
Partner

(Referred to in paragraph (1) of our report of even date)

1. The Company has maintained proper records showing full particulars including quantitative details and situation of fixed assets. All the fixed assets have been physically verified by the management during the year and to the best of our knowledge no serious discrepancies have been noticed on such verifications.
2. None of the fixed assets have been revalued during the year.
3. The Company has not taken any loans, secured or unsecured from companies, firms or other parties listed in the register required to be maintained under section 301 and 370 (1C) of the Companies Act, 1956, the rate of interest and other terms and conditions of such loans are not prima facie prejudicial to the interest of the Company.
4. The Company has not granted any loans to companies, firms or other parties listed in the registers maintained under section 301 and 370 (1C) of the Companies Act, 1956.
5. Loans and advances in the nature of loans given by the Company, where stipulations have been made, parties are repaying the principal amounts as stipulated and regular in payment of interest wherever applicable.
6. In our opinion and according to the information and explanations given to us, there are adequate internal control procedures commensurate with the size of the Company and the nature of its business with regard to purchase of assets.
7. The Company has not accepted any deposits from public during the year.
8. As the paid up capital of the Company is less than Rs. 25 Lakhs, there is no formal internal audit system.
9. According to information and explanations given to us, no undisputed amounts payable in respect of Income Tax, Wealth Tax, Sales Tax, Customs Duty and Excise Duty were outstanding as at March 31, 2002 for a period of more than six months from the date they became payable.
10. According to the information and explanations given to us, no personal expenses of employees or Directors have been charged to the revenue account, other than those payable under contractual obligations or in accordance with generally accepted business practices.
11. Item Nos. (iii), (iv), (v), (vi), (xi), (xii), (xiv), (xvi), (xvii), (xx) specified under clause A and item No. (ii), (iii) and (iv) specified under clause D of paragraph 4 of the said Order are not applicable in the case of this Company.

For A RAMACHANDRA RAO & CO.
Chartered Accountants

Hyderabad
June 4, 2002

A RAMACHANDRA RAO
Partner

AS AT MARCH 31

	Schedule	2002		2001 (Rs)	
I SOURCE OF FUNDS					
1. Shareholders funds					
a) Share capital	1.01		1,840		1,840
b) Reserves and surplus i.e., Surplus in Profit and Loss Account			259,013		280,320
2. Loans funds					
a) Unsecured loans	1.02		3,142,541		3,141,941
Total			**3,403,394**		**3,424,101**
II APPLICATION OF FUNDS					
1. Fixed assets					
Gross block	1.04	1,272,625		1,272,625	
Less: Depreciation		128,438		111,291	
Net block			1,144,187		1,161,334
2. Current assets, loans and advances	1.05	2,262,916			2,272,392
Less:					
Current liabilities and provisions	1.03				
a) Liabilities		–		9,625	
b) Provisions		3,709		–	9,625
Net current assets			2,259,207		2,262,767
Total			**3,403,394**		**3,424,101**

Schedule Nos. 1.01 to 1.05 and Notes 1 and 3 of Schedule 3.00 are an integral part of this Balance Sheet and should be read in conjunction therewith.

As per our report attached

for A RAMACHANDRA RAO & CO.
Chartered Accountants

A RAMACHANDRA RAO
Partner

Hyderabad
June 4, 2002

for and on behalf of the Board

DR. K ANJI REDDY — Chairman
G V PRASAD — Director

FOR THE PERIOD ENDED MARCH 31

	Schedule	2002	(Rs) 2001
A. INCOME		–	–
Total		–	–
B. EXPENDITURE			
Administrative expenses	2.01	4,160	2,625
Depreciation		17,147	17,147
Total		**21,307**	**19,772**
Profit / (Loss) before tax		(21,307)	(19,772)
Profit / (Loss) for the year		(21,307)	(19,772)
Balance as per last Balance Sheet		280,320	300,092
Balance carried forward to Balance Sheet		**259,013**	**280,320**

Schedule Nos. 2.01 and Notes 3 and 5 of Schedule 3.00 form an integral part of this Profit and Loss Account and should be read in conjunction therewith.

As per our report attached

for A RAMACHANDRA RAO & CO.
Chartered Accountants

A RAMACHANDRA RAO
Partner

Hyderabad
June 4, 2002

For and on behalf of the Board

DR. K ANJI REDDY — Chairman
G V PRASAD — Director

AS AT MARCH 31

	2002	(Rs) 2001

SHARE CAPITAL

Authorised

	2002	2001
49,000 Equity shares of Rs. 10/- each	490,000	490,000
100 – 12% Cumulative redeemable preference shares of Rs. 100/- each	10,000	10,000
	500,000	**500,000**
Issued, Subscribed and paid up		
104 Equity shares of Rs. 10/- each fully paid up (All the shares are held by Dr. Reddy's Laboratories Ltd. – the holding company)	1,040	1,040
8 – 12% Cumulative redeemable preferences shares of Rs. 100/- each fully paid up	800	800
Total	**1,840**	**1,840**

UNSECURED LOANS

	2002	2001
From Dr. Reddy's Laboratories Ltd. (Holding company)	3,142,541	3,141,941
Total	**3,142,541**	**3,141,941**

CURRENT LIABILITIES & PROVISIONS

Creditors

	2002	2001
A) For expenses	2,625	7,625
B) For others (Dividend received on sold shares and kept under trust)	1,084	2,000
Total	**3,709**	**9,625**

FIXED ASSETS

(Rs)

	GROSS BLOCK (COST)			DEPRECIATION			NET BLOCK	
	As at 31.03.01	Additions during the year	As at 30.03.02	As at 31.03.01	For the year	As at 31.03.02	As at 31.03.02	As at 31.03.01
Land	220,661	–	220,661	–	–	–	220,661	220,661
Building	1,051,964	–	1,051,964	111,291	17,147	1,28,438	9,23,526	9,40,673
	1,272,625	–	1,272,625	111,291	17,147	128438	1,144,187	1,161,334
Previous year total	**1,272,625**	–	**1,272,625**	**94,144**	**17,147**	**111,291**	**1,161,334**	**-**

CURRENT ASSETS, LOANS & ADVANCES

		2002		2001 (Rs)
A. Current assets				
Cash balance on hand	48		48	
Balance with scheduled banks in current accounts	321,632		331,108	
		321,680		331,156
B. Loans and advances				
(Un secured considered good)				
1. Advances recoverable in cash or in kind of value to be received		1,941,236		1,941,236
Total		**2,262,916**		**2,272,392**

ADMINISTRATIVE EXPENSES

	2002	2001
1. Filing fee	600	–
2. Bank charges	60	–
3. Auditors remuneration		
Audit fees	2,625	2,625
Professional charges	875	–
Total	**4,160**	**2,625**

NOTES TO THE ACCOUNTS

1. Significant accounting policies
   i) Fixed assets
   Fixed assets are stated at cost less depreciation. Depreciation has been calculated on the fixed assets of the Company on Straight Line Method as per the rules specified in Schedule XIV of the Companies Act, 1956.
   ii) Revenue recognition of income and expenditure
   All interest income and expenditure are accounted on accrual basis except where stated otherwise.
2. The 12% Cumulative redeemable preference shares are going to be redeemed on August 17, 2006 as per the resolution of the Board Meeting dated August 16, 2001. Arrears of preference dividend is Rs. 1,440/-. (Previous year Rs. 1,344/-).
3. Additional information pursuant to clause 4C and D of Part II, Schedule VI of the Companies Act, 1956 is not applicable.
4. Provision for tax is not made in the absence of taxable profits.
5. Previous year figures are re-grouped and re-classified wherever necessary to confirm the classification adopted for current year.
6. Figures are rounded off to the nearest Rupee.

As per our report attached

for A RAMACHANDRA RAO & CO.
Chartered Accountants

A RAMACHANDRA RAO
Partner

Hyderabad
June 4, 2002

For and on behalf of the Board

DR. K ANJI REDDY — Chairman
G V PRASAD — Director

1. Registration Details

Registration No.	: 6695	State Code	: 01
Balance Sheet Date	: 31 (Date) 03 (Month) 02 (Year)		

2. Capital Raised during the year (Amount in Rs. thousands)

Public Issue	: NIL	Rights Issue	: NIL
Bonus Issue	: NIL	Private Placement	: NIL

3. Position of Mobilisation and Deployment of Funds (Amount in Rs. thousands)

Total Liabilities	: 3403	Total Assets	: 3403

Sources of Funds:

Paid-up Capital	: 2	Reserves and surplus	: 259
Secured Loans	: NIL	Unsecured loans	: 3143

Application of Funds:

Net Fixed Assets	: 1144	Investments	: NIL
Net Current Assets	: 2259	Miscellaneous Exp.	: NIL

4. Performance of the Company (Amount in Rs. thousands)

Turnover	: NIL	Total Expenditure	: 21
Profit Before Tax	: (21)	Profit After Tax	: (21)
Earnings per Share in Rs	: NIL	Dividend %	: NIL

5. Generic Names of Three Principal Products/Services of Company (as per the monetary terms)

Item Code No. (ITC Code) : NA
Product Description :

Item Code No. (ITC Code) : NA
Product Description :

Item Code No. (ITC Code) : NA
Product Description :

Your Directors have pleasure in presenting the Annual Report with audited accounts of the Company for the year ended March 31, 2002.

FINANCIAL RESULTS

The Company achieved a total sales of Rs. 94,441,878. The loss for the year ended March 31, 2002 was Rs. 7,810,488.

DIRECTORS' RESPONSIBILITY STATEMENT

In terms of section 217 (2AA) of the Companies Act, 1956, your Directors confirm as under:

1. In preparation of annual accounts, the applicable accounting standards have been followed along with proper explanation relating to material departures;
2. We have selected such accounting policies and applied them consistently and made judgements and estimates that are reasonable and prudent so as to give a true and fair view of the state of affairs of the Company at the end of the financial year 2001-2002 and of profit of the Company for that period;
3. We have taken proper and sufficient care for the maintenance of adequate accounting records in accordance with the provisions of this Act for safeguarding the assets of the Company and or preventing and detecting fraud and other irregularities;
4. We have prepared the annual accounts on an ongoing concern basis.

AUDITORS

M/s. A. Ramachandra Rao & Co., Chartered Accountants, the Statutory Auditors of the Company retire at the ensuing Annual General Meeting and are eligible for reappointment.

DIRECTORS

Mr. Satish Reddy, Director of the Company, retire by rotation and being eligible offer himself for re-appointment.

PARTICULARS OF EMPLOYEES

There are no employees who are drawing salary more than the amount as specified under the provisions of section 217(2A) of the Companies Act, 1956 read with Companies (Particulars of Employees) Rules, 1975 as amended. Hence the relevant provisions are not applicable to the Company.

CONSERVATION OF ENERGY RESEARCH AND DEVELOPMENTS, TECHNOLOGY ABSORPTION, FOREIGN EXCHANGE EARNING AND OUTGO

The particulars as prescribed under subsection (1)(e) of section 217 of the Companies Act, 1956, read with the Companies (Disclosure of the particulars in the report of Board of Directors) Rule, 1988 are not applicable to your Company.

ACKNOWLEDGEMENTS

Your Directors wish to express their gratitude to all concerns for the co-operation to the Company during the year.

For and on behalf of the Board

Hyderabad
June 4, 2002

SATISH REDDY
Director

A RAMACHANDRA RAO & CO.
Chartered Accountants

3-6-369/A/11
1st Floor, Street No. 1
Himayathnagar
Hyderabad 500 029
Grams: CONSULT
Phone: +91-(0)40-7633677
Fax: +91-(0)40-7639746
E-mail: ramachandra@satyam.net.in

To
The Members of
M/S. COMPACT ELECTRIC LTD.

We have audited the attached Balance Sheet of M/s. Compact Electric Ltd., as at March 31, 2002 and also the Profit and Loss Account for the year ended on that date annexed thereto. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in India. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As required by the Manufacturing and Other Companies (Auditor's Report) Order, 1988 issued by the Central Government of India in terms of sub-section (4A) of section 227 of the Companies Act, 1956, we enclose in the Annexure a statement on the matters specified in paragraphs 4 and 5 of the said Order.

Further to our comments in the Annexure referred to above, we report that:

i) We have obtained all the information and explanations, which to the best of our knowledge and belief were necessary for the purpose of our audit;
ii) In our opinion, proper books of account as required by law have been kept by the Company so far as appears from our examination of those books;
iii) The Balance Sheet and Profit and Loss Account dealt with by this report are in agreement with the books of account;
iv) In our opinion, the Balance Sheet and the Profit and Loss Account dealt with by this report comply with the Accounting standards referred to in sub-section 3C of section 311 of the Companies Act, 1956, except the Accounting Standard 6 in respect of depreciation and the Accounting Standard 20 in respect of earnings per share and subject to note No.4 in schedule O.
v) On the basis of written representations received from the Directors, as on March 31, 2002, and taken on record by the Board of Directors, we report that none of the Directors is disqualified as on March 31, 2002 from being appointed as a Director in terms of clause(g) of sub-section (1) of section 274 of the Companies Act, 1956;
vi) In our opinion and to the best of our information and according to the explanations given to us, the said accounts give the information required by the Companies Act, 1956, in the manner so required and give a true and fair view, in conformity with the accounting principles generally accepted in India;
   a) in the case of the Balance Sheet, of the state of affairs of the Company as at March 31, 2002; and
   b) in the case of the Profit and Loss Account, of the loss for the year ended on that date.

For A RAMACHANDRA RAO & CO.
Chartered Accountants

Hyderabad
June 4, 2002

A RAMACHANDRA RAO
Partner

(Referred to in paragraph (1) of our report of even date)

1. The Company is in the process of compiling proper records showing full particulars including quantitative details and location of fixed assets. All the fixed assets have been physically verified by the Management during the year and to the best of our knowledge no serious discrepancies have been noticed on such verification.
2. None of the fixed assets have been revalued during the year.
3. The stocks of finished goods, stores, spare parts and raw materials have been physically verified during the year by the Management. In our opinion, the frequency of verification is reasonable.
4. The procedures of physical verification of stocks followed by the Management are reasonable and adequate in relation to the size of the Company and the nature of its business.
5. The discrepancies noticed on verification between the physical stocks and the book records were not material and have been properly dealt with in the books of account.
6. On the basis of our examination of stock records, we are of the opinion that the valuation of stocks is fair and proper in accordance with the normally accepted accounting principles
7. The Company has not taken any loans, secured or unsecured from companies, firms or other parties listed in the Register required to be maintained under section 301 and 370(1C) of the Companies Act, 1956, the rate of interest and other terms and conditions of such loans are prima facie prejudicial to the interest of the Company.
8. The Company has not granted any loans to companies, firms or other parties listed in the registers maintained under section 301 and 370(1C) of the Companies Act, 1956.
9. The Company has not given loans and advances in the nature of loans to any parties excepting staff of the Company who are repaying the principal as stipulated.
10. In our opinion and according to the information and explanations given to us, there are adequate internal control procedures commensurate with the size of the Company and the nature of its business with regard to purchase of stores, raw materials including components, plant and machinery, equipments, other assets and with regard to the sale of goods.
11. In our opinion and according to the information and explanations given to us, the Company has not purchased any stores, raw materials and components exceeding Rs. 50,000/- in value of each type thereof from firms, companies or parties in which the Directors are interested during the year.
12. As explained to us, the Company has a regular procedure for the determination of unservicable or damaged stores, raw materials and components and necessary adjustments for the loss has been made in the accounts.
13. The Company has not accepted any deposits from public during the year.
14. In our opinion, reasonable records have been maintained by the Company for sale and disposal of realisable scrap wherever significant. There is no by product, arising out of the manufacturing process of the Company.
15. In our opinion, the internal audit system of the Company needs to be further strengthend to commensurate with the size and nature of its business.
16. We have broadly reviewed the books of account maintained by the Company pursuant to the rules made by the Central Government for the maintenance of cost records under section 209(1)(d) of the Companies Act, 1956 and are of the opinion that prima facie the prescribed accounts and records have been maintained. We have not however made a detailed examination of the records with a view to determining whether they are accurate or complete.
17. According to the records of the Company, Provident Fund and Employees' State Insurance dues have been regularly deposited during the year with the appropriate authorities.
18. According to information and explanations given to us, no undisputed amounts payable in respect of Income Tax, Sales-Tax, Customs Duty and Excise Duty were outstanding as at March 31, 2002 for a period of more than six months from the date they became payable.
19. According to the information and explanations given to us, no personal expenses of employees or Directors have been charged to the revenue account, other than those payable under contractual obligations or in accordance with generally accepted business practices.
20. The Company is not a sick industrial company within the meaning of clause (o) of sub-section (1) of section 3 of the Sick Industrial Companies (Special Provisions) Amendment Act, 1993.

For A RAMACHANDRA RAO & CO.
Chartered Accountants

Hyderabad
June 4, 2002

A RAMACHANDRA RAO
Partner

AS AT MARCH 31

	Schedule	2002		2001 (Rs)	
I. SOURCES OF FUNDS					
1. Shareholders funds					
Share capital	A	150,007,000		150,007,000	
Share application money		4,200	150,011,200	4,200	150,011,200
2. Loan funds					
Secured loans	B	13,157,592		5,173,100	
Unsecured loans	C	119,481,265	132,638,857	116,474,072	121,647,172
Total			**282,650,057**		**271,658,372**
II. APPLICATION OF FUNDS					
1. Fixed assets	D				
a. Gross block		186,213,405		176,594,652	
b. Less: Depreciation		46,478,802		37,740,474	
c. Net block		139,734,603		138,854,178	
d. Capital work-in-progress		559,023	140,293,626	559,023	139,413,201
2. Current assets, loans and advances	E				
a. Inventories		43,331,035		45,830,285	
b. Cash and bank balances		4,215,805		4,423,283	
c. Sundry debtors		20,754,139		11,158,379	
d. Other current assets		37,762		34,311	
e. Loans and advances		1,575,703		8,914,425	
		69,914,444		70,360,683	
Less: Current liabilities and provisions	F				
a. Liabilities		2,519,583		5,533,645	
b. Provisions		684,306		402,723	
		3,203,889		5,936,368	
Net current assets			66,710,555		64,424,315
Miscellaneous expenditure	G		907,395		1,053,177
(To the Extent not written off or adjusted)					
Profit and Loss account			74,738,481		66,767,679
(Balance as per annexed account)					
Total		**282,650,057**		**271,658,372**	

Schedule nos A to G and N form an integral part of this Balance Sheet and should be read in conjunction therewith.

As per our report attached

for A RAMACHANDRA RAO & CO.
Chartered Accountants

A RAMACHANDRA RAO
Partner

Hyderabad
June 4, 2002

For and on behalf of the Board

SATISH REDDY — Director
V S VASUDEVAN — Director
V S SURESH — Company Secretary

FOR THE PERIOD ENDED MARCH 31

	Schedule	2002	(Rs) 2001
INCOME			
Sales		94,441,878	60,788,880
Interest income		59,983	54,430
Other income		744,245	180,579
Total		**95,246,106**	**61,023,889**
EXPENDITURE			
Material consumed	H	60,696,855	41,665,128
Manufacturing expenses	I	6,958,376	7,812,228
Salaries, wages and other benefits	J	7,534,875	5,647,724
Administrative, selling and other charges	K	15,414,784	13,004,602
Interest and finance charges	L	1,375,931	593,553
Depreciation		8,794,170	8,391,433
(Increase in stock) / Decrease in stock	M	2,281,603	(7,716,957)
Total		**103,056,594**	**69,397,711**
Net loss for the year		(7,810,488)	(8,373,822)
Less: Prior period items		160,314	–
Net Profit / (Loss)		(7,970,802)	(8,373,822)
Add: Brought forward loss as per last Balance Sheet		(66,767,679)	(58,393,857)
Total amount carried to Balance Sheet		**(74,738,481)**	**(66,767,679)**

Schedule nos H to N form an integral part of this Profit & Loss Account and should be read in conjunction therewith.

As per our report attached

for A RAMACHANDRA RAO & CO.
Chartered Accountants

A RAMACHANDRA RAO
Partner

Hyderabad
June 4, 2002

For and on behalf of the Board

SATISH REDDY — Director
V S VASUDEVAN — Director
V S SURESH — Company Secretary

	AS AT MARCH 31	
		(Rs)
	2002	**2001**
SHARE CAPITAL		
Authorised		
12,000,000 Equity shares of Rs. 10/- each	120,000,000	120,000,000
1,300,000 15% Cumulative redeemable preference shares of Rs. 100/- each	130,000,000	130,000,000
Total	**250,000,000**	**250,000,000**
Issued, subscribed and paid up		
8,000,000 Equity shares of Rs. 10/- each fully paid up (Held by Dr. Reddy's Laboratories Ltd {Holding Company})	80,000,000	80,000,000
700,070 15% Cumulative redeemable preference shares of Rs. 100/- each fully paid up (held by Holding Company)	70,007,000	70,007,000
Total	**150,007,000**	**150,007,000**

	2002	2001
SECURED LOANS		
Term loan	6,141,732	–
Packing credit from banks	7,015,860	5,173,100
Total	**13,157,592**	**5,173,100**

	2002	2001
UNSECURED LOANS		
Loan from Dr. Reddy's Laboratories Ltd (Holding Company)	119,481,265	116,474,072
Total	**119,481,265**	**116,474,072**

FIXED ASSETS SCHEDULE (1.4.2001 TO 31.03.2002)

(Rs)

Particulars	Gross Block				Depreciation				Net Block	
	As at 01.04.01	Additions	Sale / Transfer	As at 31.03.02	As at 01.04.01	For the year	on Sale / transfer	As at 31.03.02	As at 31.03.02	As at 31.03.01
Land and site development	4,317,895	–	–	4,317,895	–	–	–	–	4,317,895	4,317,895
Buildings	40,662,634	–	–	40,662,634	6,173,162	1,358,132	–	7,531,294	33,131,340	34,489,472
Plant and machinery	119,123,395	8,597,652	–	127,721,047	28,303,748	6,628,441	–	34,932,189	92,788,858	90,819,647
Electrical equipment	8,287,868	848,112	–	9,135,980	1,787,918	405,829	–	2,193,747	6,942,233	6,499,950
Furnitures and fixtures	1,954,910	–	–	1,954,910	558,413	123,746	–	682,159	1,272,751	1,396,497
Office equipment	1,900,287	274,770	101,781	2,073,276	891,586	244,994	55,842	1,080,738	992,538	1,008,701
Vehicles	347,663	–	–	347,663	25,647	33,028	–	58,675	288,988	322,016
Total	**176,594,652**	**9,720,534**	**101,781**	**186,213,405**	**37,740,474**	**8,794,170**	**55,842**	**46,478,802**	**139,734,603**	**138,854,178**
Previous year	**173,805,502**	**3,475,455**	**686,305**	**176,594,652**	**29,596,307**	**8,391,433**	**247,267**	**37,740,474**	**138,854,178**	**144,209,194**

AS AT MARCH 31

	2002	(Rs) 2001
CURRENT ASSETS, LOANS & ADVANCES		
1. Inventories (as certified by the management)		
Stores and spares (at cost)	1,132,176	791,423
Loose tools (at cost)	76,423	76,423
Raw materials and packing materials (at cost)	16,441,273	16,999,673
Work-in-process (at cost)	1,179,019	1,107,473
Finished goods (at cost or net realisable value, whichever is less)	24,502,144	26,855,293
	43,331,035	**45,830,285**
2. Cash and bank balances		
Cash in hand	6,924	6,924
Balances with scheduled banks:		
In cash credit account	228	–
In current accounts	2,651,803	2,966,146
In fixed deposits as margin money	1,556,850	1,450,213
	4,215,805	**4,423,283**
3. Sundry debtors (considered good)		
a) Debts outstanding for a period exceeding six months	449,713	–
b) Other debts	20,304,426	11,158,379
	20,754,139	**11,158,379**
4. Other current assets		
Interest accrued	37,762	34,311
5. Loans and advances		
Loans and advances – (Unsecured – considered good)		
(Advances recoverable in cash or kind or for value to be received)		
Advances for capital Items	–	5,317,866
Advances for materials supply	786,503	2,838,681
Other advances	97,566	263,925
Prepaid expenses	182,680	–
Deposits	508,954	493,954
	1,575,703	**8,914,426**
Total of (1) to (5)	**69,914,444**	**70,360,683**

	2002	2001
CURRENT LIABILITIES AND PROVISIONS		
A. Current liabilities		
Sundry creditors for		
– Goods	1,456,200	4,021,853
– Capital items	–	402,887
– Expenses	1,063,383	1,108,905
	2,519,583	5,533,645
B. Provisions		
– Gratuity	508,993	402,723
– Bonus	175,313	–
Total	**684,306**	**402,723**

	2002	2001
Miscellaneous expenditure (to the extent not written off or adjusted)		
Preliminary expenses	379,752	455,700
Deferred revenue expenditure	527,643	597,477
Total	**907,395**	**1,053,177**

FOR THE YEAR ENDED MARCH 31

(Rs)

MATERIALS CONSUMED

	2002		2001	
Raw materials, gases and packing material				
Opening stock	16,999,673		13,043,127	
Add: Purchases	59,609,081		44,946,539	
Less: Closing stock				
Raw material & packing material	16,441,273		16,999,673	
		60,167,481		**40,989,993**
Stores and spares				
Opening stock	791,423		198,766	
Add: Purchases	870,127		1,267,792	
Less: Closing stock	1,132,176	529,374	791,423	675,135
Total		**60,696,855**		**41,665,128**

MANUFACTURING EXPENSES

	2002		2001	
Power & fuel		1,817,434		1,541,294
Coating for capsules		3,941,583		5,976,718
E1 Homologation charges		167,443		–
Repairs and maintenance				
– Machinery	103,833		46,648	
– Others	928,083	1,031,916	247,568	294,216
Total		**6,958,376**		**7,812,228**

SALARIES, WAGES AND AMENITIES

	2002	2001
Salaries and wages	6,809,797	5,064,960
Welfare expenses	725,078	582,764
Total	**7,534,875**	**5,647,724**

FOR THE YEAR ENDED MARCH 31

(Rs)

ADMINISTRATION AND SELLING CHARGES

	2002	2001
Rent	78,000	97,600
Bank charges	1,220,484	768,047
Insurance	423,475	453,910
Rates and taxes	312,471	173,893
Printing and stationery	72,215	124,612
Vehicle maintenance	43,615	16,608
Postage, telephone and courier	533,335	600,203
Travelling and conveyance	1,871,616	967,660
General expenses	354,948	467,785
Legal and professional fees	176,991	182,301
Vehicle hire charges	1,158,693	1,130,121
Security hire charges	651,445	523,175
Loss on sale of fixed assets	10,939	216,038
Unrecoverable advances written off	45,742	–
Auditor's remuneration		
Audit fees	5,000	5,000
Tax audit fees	6,000	–
Other services	6,000	–
Out of pocket expenses	1,500	13,706
Freight	4,666,061	4,894,054
Exchange fluctuation	169,592	–
Agency commission	524,917	2,224,103
Sales commission	2,902,841	–
Preliminary expenses written off	75,948	75,950
Deferred revenue expenses	102,956	69,835
Total	**15,414,784**	**13,004,602**

INTEREST AND FINANCE CHARGES

	2002	2001
Interest on working capital	546,563	548,303
Interest on term loan	572,854	
Interest others	256,514	45,250
Total	**1,375,931**	**593,553**

INCREASE IN STOCK

	2002	2002	2001	2001
Opening stock				
Work-in-process	1,107,473		719,192	
Finished goods	26,855,293		19,526,617	
		27,962,766		20,245,809
Less: Closing stock				
Work-in-process	1,179,019		1,107,473	
Finished goods	24,502,144		26,855,293	
		25,681,163		**27,962,766**
(Increase in stock) / Decrease in stock		**2,281,603**		**(7,716,957)**

NOTES TO THE ACCOUNTS (FOR THE PERIOD ENDED MARCH 31, 2002)

1. Significant accounting policies

1.1 **Accounting conventions**

The financial statements have been prepared on historical cost convention under the accrual basis of accounting except for scrap sale proceeds. CST, TNGST and Central Excise Duty reimbrusement from Government is accounted on cash basis.

1.2 **Fixed assets**

Fixed assets are stated at cost less depreciation. Depreciation is calculated at the rates prescribed under straight line method in schedule XIV of the Companies Act 1956.

1.3 **Inventories**

Raw materials, stores and spares and work-in-process are valued at weighted average cost. Finished goods are valued at cost or net realisable value whichever is lower.

1.4 **Foreign currency transactions**

Foreign currency transactions are recognised in the books at the spot rate on the date of transaction; the difference between the actual payment and the amount recognised in the books is charged to revenue in the case of current assets/liabilities and adjusted to carrying cost in the case of fixed assets, where the transactions are not settled within the year, profit/losses arising on the restatment at year-end rates are recognised in the Profit and Loss account if related to current assets/liabilities. Such gains or losses in the case of transaction relating to fixed assets are adjusted in the carrying cost as already stated above.

1.5 **Treatment of retirement benefits**

Provision in respect of retirement benefits to employees is made on the basis that such benefits are payable at the end of the accounting year except leave encashment. The liability towards leave encashment is not provided for and is accounted as and when claimed.

1.6 **Deferred revenue expenditure**

Deferred revenue expenditure is amortised over the expected period of future benefits.

2. Contingenet liabilities not provided for

		As at March 31, 2002	(Rs) As at March 31, 2001
i)	Guarantee given by bank including L/Cs	9,737,341	1,349,500
ii)	Bond executed in favour of customs/excise authorities	130,128,000	127,328,000
iii)	Dividend on 15% redeemable preference shares	52,505,250	42,004,200

	As at March 31, 2002	As at March 31, 2001
3. Claims against Company not acknowledged as debts	9,137,900	9,137,900

4. As the Company is a registered 100% Export Oriented Unit, it is subject to the fulfilment of export obligation and value addition norms as per the Government of India policy. The period, within which the Company should have fulfilled the obligation, was to expire on September 14, 2001. However, the Company has applied for and got an extension of such period for a further five years from the Government of India.

5. 700,070, 15% cumulative redeemable preference shares of Rs. 100/- each are going to be redeemed on or before March 29, 2006 as per the resolution of the Board Meeting dated March 23, 2001.

6. Secured loans, packing credit facility is secured by a charge on all assets of the Company.

7. The information required as per Clause 4C and D notes thereon of Part II of schedule VI of the Companies Act, 1956 (as certified by the Management)

	2001-2002	2000-2001
a. Annual Capacities		
1. Class of goods manufactured Halogen Lamps H3, H4 & 9004		
2. Licensed capacity		
Energy efficinet electric filament or discharge lamps for use in automotive vehicles or general lighting purposes	14,400,000	14,400,000
3. Installed capacity		
H3 (in pieces)	4,320,000	4,320,000
H4 (in pieces)	4,320,000	4,320,000
H7 (in pieces)	360,000	360,000
4. Actual production		
H3 (in pieces)	1,432,959	675,094
H4 (in pieces)	1,204,035	1,094,273
H7 (in pieces)	372,526	195,270

b. Raw materials, Gases and Packing materials consumed during the year

	Qty Pieces	2001-02 (Value Rs)	Qty Pieces	2000-01 (Value Rs)
Filaments	4,527,589	6,875,241	3,217,456	5,246,726
Moly pins	4,875,258	7,245,618	4,279,485	6,238,171
Molybdenum mirror	1,825,614	2,932,548	1,617,189	2,639,806
Body tubes	108,654	5,274,158	102,486	4,021,384
Others		32,846,560		19,001,117
Gases		4,993,356		3,842,789
Total		**60,167,481**		**40,989,993**

c. Particulars of production, sales & stock for the year 2001-2002

	Opening stock		Production	Sales		Rejections	Closing stock	
	Qty (pieces)	Value (Rs)	Qty (pieces)	Qty (pieces)	Value (Rs)	Qty (pieces)	Qty (pieces)	Value (Rs)
H3 lamps	561,444	4,631,144	1,432,959	1,619,641	26,860,036	1,826	372,936	7,920,514
H4 lamps	866,816	19,862,626	1,204,035	1,382,769	47,975,215	26,520	661,562	16,316,804
H7 lamps	43,970	2,361,523	372,526	405,382	19,066,504	2,870	8,244	264,826
Total	**1,472,230**	**26,855,293**	**3,009,520**	**3,407,792**	**93,901,755**		**1,042,742**	**24,502,144**

d. Raw materials, gases, packing materials, chemicals, stores and spares consumed during the year

	(Rs) 2001-2002	%	(Rs) 2000-2001	%
Raw materials, gases and packing material				
Imported	55,598,390	92%	32,715,304	80
Indigenous	4,569,091	8%	8,274,689	20
Total	**60,167,481**	**100%**	**40,989,993**	**100**
Stores and spares				
Imported	–	–	–	–
Indigenous	870,127	100	675,135	100
Total	**870,127**	**100**	**675,135**	**100**

8. Foreign exchange transaction

	2001-02	(Rs) 2000-01
a) Value of imports on CIF basis:		
raw materials	55,598,390	28,755,789
capital equipment	8,572,966	2,976,750
b) Expenditure in foreign currency others (E mark, books, commission)	692,360	837,481
c) Others	1,247,969	5,976,718
d) Earnings in foreign currency		
FOB value of exports	91,290,957	60,788,880

9. In terms of the provisions of Accounting Standard 22 in respect of "Accounting for taxes on income", the Company has not recognised deferred tax assets/liabilities in view of the Company's EOU status, its brought forward business losses and unabsorbed depreciation.
10. Previous year's figures have been recasted/restated wherever necessary to conform to the classifications adopted for the current year.
11. Figures have been rounded off to the nearest rupee.

As per our report attached

for A RAMACHANDRA RAO & CO.
Chartered Accountants

A RAMACHANDRA RAO
Partner

Hyderabad
June 4, 2002

For and on behalf of the Board

SATISH REDDY — Director
V S VASUDEVAN — Director
V S SURESH — Company Secretary

Balance sheet abstract and company's general business profile

1. Registration Details

Registration No.	: 8884	State Code	:	01
Balance Sheet Date	: 31 (Date) 03 (Month) 02 (Year)			

2. Capital Raised during the year (Amount in Rs. thousands)

Public Issue	: NIL	Rights Issue	: NIL
Bonus Issue	: NIL	Private Placement	: NIL

3. Position of Mobilisation and Deployment of Funds (Amount in Rs. thousands)

Total Liabilities	: 282650	Total Assets	: 282650

Sources of Funds:

Paid-up Capital	: 150007	Reserves and surplus	: NIL
Secured Loans	: 13158	Unsecured loans	: 119481

Application of Funds:

Net Fixed Assets	: 140294	Investments	: NIL
Net Current Assets	: 66711	Miscellaneous Exp.	: NIL

4. Performance of the Company (Amount in Rs. thousands)

Turnover	: 95246	Total Expenditure	: 103057
Profit Before Tax	: (7810)	Profit After Tax	: (7810)
Earnings per Share in Rs	: NIL	Dividend %	: NIL

5. Generic Names of Three Principal Products/Services of Company (as per the monetary terms)

Item Code No. (ITC Code) : 8539100

Product Description : HALOGEN LAMP

This page has been intentionally left blank

The Directors herein present their report and the audited financial statements for the year ended December 31, 2001.

PRINCIPAL ACTIVITY

The Company's principal activity has not changed during the year and consists of trading in pharmaceuticals.

RESULTS AND DIVIDENDS

The Company's profit for the year ended December 31, 2001 and its state of affairs at that date are set out in the financial statements on the following pages.

The Directors recommend the payment of a dividend of US$ 75,000.

DIRECTORS

The Directors of the Company during the year and up to the date of this report were:

Kallam Anji Reddy
Kallam Satish Reddy
Vikram Bery
Gunupati Venkateswara Prasad

In accordance with the Company's articles of association, all the Directors retire and being eligible, offer themselves for re-election.

DIRECTORS' INTERESTS

At no time during the year was the Company, its holding company a party to any arrangements to enable the Company's Directors to acquire benefits by means of the acquisition of shares in or debentures of the Company or any other body corporate.

DIRECTORS' INTERESTS IN CONTRACTS

No Director had a significant beneficial interest in any contract of significance to the business of the Company to which the Company, its holding company was a party during the year.

AUDITORS

Ernst & Young retire and a resolution for their reappointment as auditors of the Company will be proposed at the forthcoming annual general meeting.

On behalf of the board

April 25, 2002

K SATISH REDDY

ERNST & YOUNG

10/F Tower 2, The Gateway
25-27 Canton Road
Kowloon, Hong Kong
Phone: (852) 2956 1188
Fax: (852) 2956 0118
www.ey.com/china

To the members
REDDY PHARMACEUTICALS HONG KONG LTD.
(Incorporated in Hong Kong with limited liability)



We have audited the financial statements which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

The Companies Ordinance requires the Directors to prepare financial statements which give a true and fair view. In preparing financial statements which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently. It is our responsibility to form an independent opinion, based on our audit, on those statements and to report our opinion to you.

BASIS OF OPINION

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Society of Accountants. An audit includes an examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes as assessment of the significant estimates and judgments made by the Directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the financial statements are free from material misstatement. We qualified our audit report, dated April 25, 2002, on the financial statements for the year ended December 31, 2001 because we were unable to satisfy ourselves as to the existence of the Company's stock as at December 31, 2001. This limitation arose because we were not able to attend the Company's year-end stocktake because the stock was kept overseas. There were no other satisfactory audit procedures that we could adopt to obtain sufficient evidence regarding the existence and condition of stocks. Any adjustments that might have been necessary, had we been able to satisfy ourselves as regards the Company's stock at December 31, 2001 would have a consequential impact on the profit for the year ended December 31, 2001.

In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements. We believe that our audit provides a reasonable basis for our opinion.

QUALIFIED OPINION ARISING FROM LIMITATION OF AUDIT SCOPE

Except for any adjustments that might have been found to be necessary had we been able to obtain our own assurances as regards the quantities and condition of stocks, in our opinion the financial statements give a true and fair view of the state of affairs of the Company as at December 31, 2001 and of its profit and cash flow for the year then ended and have been properly prepared in accordance with the Companies Ordinance.

In respect alone of the limitation on our work relating to stock:

- we have not obtained all the information and explanations that we considered necessary for the purpose of our audit; and
- we were unable to determine whether proper books of account had been kept.

Sd/-

Hong Kong
April 25, 2002

AS AT DECEMBER 31

	Note	2001	US$ 2000
CURRENT ASSETS			
Inventories	8	473,999	95,138
Cash at bank		623,007	457,067
Interest receivable		1,167	26,662
Trade debtors		3,340,861	2,609,664
		4,439,034	3,188,531
CURRENT LIABILITIES			
Trade creditors		1,589,646	415,208
Accounts payable and accrued expenses		4,873	3,718
Dividend payable		75,000	15,000
		1,669,519	433,926
NET CURRENT ASSETS		2,769,515	2,754,605
LONG TERM LIABILITIES			
Unsecured loan	9	(943,867)	(943,867)
		1,825,648	1,810,738
CAPITAL AND RESERVES			
Issued capital	10	1,500,000	1,500,000
Revenue		325,648	310,738
		1,825,648	**1,810,738**

VIKRAM BERY — Director

K SATISH REDDY — Director

	Note	2001	2000
			YEAR ENDED DECEMBER 31 US $
TURNOVER	3	4,732,562	2,016,597
Cost of sales		(4,457,777)	(1,851,436)
Gross profit		274,785	165,161
Other revenue		16,326	63,480
Administrative expenses		(201,201)	(138,677)
OPERATING PROFIT FOR THE YEAR	4	89,910	89,964
Dividends	7	(75,000)	(15,000)
		14,910	74,964
RETAINED PROFITS AT BEGINNING OF YEAR		310,738	235,774
RETAINED PROFITS AT END OF YEAR		325,648	310,738

NOTE:

Other than the net profit attributable to shareholders, the Company had no recognised gains or losses. Accordingly, a statement of recognised gains and losses is not presented in this financial statements.

	Note	2001	AS AT DECEMBER 31 US$ 2000
NET CASH INFLOW FROM OPERATING ACTIVITIES	11	149,304	438,716
RETURNS ON INVESTMENTS AND SERVICING OF FINANCE			
Interest received		31,636	38,284
Dividend paid		(15,000)	(45,000)
Net cash inflow from returns on investments and servicing of finance		16,636	(6,716)
INVESTING ACTIVITIES			
Repayment of a part of long-term loan		–	(1,000,000)
Net cash outflow from investing activities		–	(1,000,000)
INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENT		165,940	(568,000)
Cash and cash equivalents at beginning of year		457,067	1,025,067
CASH AND CASH EQUIVALENTS AT END OF YEAR		623,007	457,067

1. PRINCIPAL ACCOUNTING POLICIES

Inventories

Inventories are stated at the lower of cost and net realisable value. Cost is determined on the first-in, first-out basis. Net realisable value is based on estimated selling prices less any estimated costs to be incurred to completion and disposal.

Foreign currency transactions

The Company's financial records are maintained and the financial statements stated in United States Dollars.

Foreign currency transactions are recorded at the applicable rates of exchange ruling at the transaction dates. Monetary assets and liabilities denominated in foreign currencies at the Balance Sheet date are translated at the applicable market rates of exchange ruling at that date. Exchange differences are dealt with in the Profit and Loss Account.

Revenue recognition

Revenue is recognised when it is probable that the economic benefits will flow to the Company as and when the revenue can be measured reliably on the following bases:

(a) on the sale of goods, when the significant risks and rewards of ownership have been transferred to the buyer, provided that the Company maintains neither managerial involvement to the degree usually associated with ownership, nor effective control over the goods sold; and

(b) interest income on a time proportion basis.

Related parties

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or common significant influence. Related parties may be individuals or corporate entities.

Cash equivalents

For the purpose of the cash flow statement, cash equivalents represent short term highly liquid investments which are readily convertible into known amounts of cash and which were within three months of maturity when acquired, less advances from banks repayable within three months from the date of the advance. For the purpose of Balance Sheet classification, cash at bank represent assets which are not restricted as to use.

2. CORPORATE AFFILIATION AND RELATED PARTY TRANSACTIONS

The Company is a wholly-owned subsidiary of Dr. Reddy's Laboratories Limited, a Company incorporated in India, which is considered by the Directors to be the Company's ultimate holding Company.

The registered office of Reddy Pharmaceuticals Hong Kong Limited is 11/F, Tower 2, The Gateway, 25-27 Canton Road, Tsimshatsui, Kowloon, Hong Kong.

A portion of the Company's business is represented by transactions to which other members of the Dr. Reddy's Laboratories Limited group are parties and these financial statements reflect the effect of these transactions on the bases determined within the group. The significant transactions are summarised below:

		US$
	2001	**2000**
Agency income received from holding company	–	2,350
Purchases of goods from holding company	4,201,529	1,789,253

The balances with related companies as at December 31, 2001 are listed as follows:

Holding company	(1,336,581)	399,323
Related companies	632,361	547,141
	(704,220)	**946,464**

3. TURNOVER AND REVENUE

Turnover represents the invoiced value of goods sold, net of discounts, commission paid, returns and other allowances.

The Company's turnover for the year arose from the following activities:

		US$
	2001	**2000**
Sales of goods	4,732,562	2,016,597
Other income	10,185	9,507
Interest income	6,141	53,967
Realised exchange gains	–	6
Total revenue for the year	4,748,888	2,080,077

4. OPERATING PROFIT FOR THE YEAR

Operating profit for the year is arrived at after charging:

Auditor's remuneration	4,873	3,718

5. DIRECTORS' REMUNERATION

No Director received any fees or emoluments in respect of their services during the year (2000: Nil).

6. TAXATION

No provision for Hong Kong profits tax has been made since the Company did not carry on any business in Hong Kong.

7. DIVIDENDS

		US$
	2001	**2000**
Proposal final – US$ 0.00645 per ordinary share (2000: US$ 0.00129)	75,000	15,000

8. INVENTORIES

Finished goods	473,999	95,138

9. UNSECURED LOAN

The loan was granted by Reddy Antilles N.V. which is unsecured, interest free and shall be repayable in full on October 10, 2007.

10. SHARE CAPITAL

	2001	**2000**
Authorised		
12,000,000 ordinary shares of HK$ 1 each	HK$ 12,000,000	HK$ 12,000,000
Issued and fully paid		
11,625,000 ordinary shares of HK$ 1 each	HK$ 11,625,000	HK$ 11,625,000
	US$ 1,500,000	**US$ 1,500,000**

11. NOTES TO THE CASH FLOW STATEMENT

Reconciliation of operating profit to net cash inflow from operating activities:

	2001	US$ 2000
Operating profit	89,910	89,964
Interest income	(6,141)	(53,967)
Increase in accounts payable and accrued expenses	1,155	1,016
Increase in trade creditors	1,174,438	176,228
Increase in trade debtors	(731,197)	320,613
Increase in inventories	(378,861)	(95,138)
Net cash inflow from operating activities	**149,304**	**438,716**


203

12. APPROVAL OF FINANCIAL STATEMENTS

The financial statements were approved by the Board of Directors on April 25, 2002.

Legal address: 2 Christoprudny boulevard, office 11, 101000, Moscow.
Actual address: 5 Zhukovskogo st., office 13, 103062, Moscow.
Telephone: 923-92-61, 923-92-86
General Audit Activity Licence No. 004688 issued March 15, 2000.
Stock Exchanges, Off-budget funds and Investment Institutions Audit Activity Licence No. 003798 of November 23, 1999.
Licence is valid until November 23, 2002.
State Registration Certificate of Sinay Joint-Stock company No. 861953, issued by Moscow Registration Chamber October 10, 1996.
Account No. 40702810400000111301 in Promsvyazbank Commercial Bank, other bank details.



Mr. V.U. Bakin, Senior Auditor (Auditor's Qualification Certificate in General Audit No. 019399 of September 23, 1997, prolonged until July 31, 2003) participated in the audit.

Sinay Auditing Company Conclusion for Reddy-Biomed Joint Venture with Foreign Investments Executive body regarding Reddy-Biomed Joint-Venture with Foreign Investments Accounting as per January 1, 2002.

1. We carried out the audit of enclosed Balance Sheet and Profit and Loss Report (further on – The Report) of Reddy-Biomed Joint Venture with Foreign Investments for the state on January 1, 2002. The Report was prepared by Reddy-Biomed Joint Venture with Foreign Investments Executive body basing on Federal Law of 21.11.96. No. 129-Ø3 Regarding Business Accounting; Business Accounting Regulations in Russian Federation, approved by the Ministry of Finance Order No. 34H of July 29, 1998; Instructions for Companies' Accounting Bills Plan Implementation, approved by the Ministry of Finance Order No. 56 of November 1, 1991; and also in accordance with other normative documents of the Ministry of Finance which regulate accounts' reports compilations by companies in Russia.
2. Reddy-Biomed Joint Venture with Foreign Investments Executive body is responsible for the authenticity of the documents provided and for the Report preparation. Our responsibility is to give an opinion about the Report's trustworthiness in all the existing aspects basing on the audit conducted.
3. We carried out the audit in compliance with the Federal Law of August 7, 2001 No. 119-Ø3 Regarding Audit Activities, Rules (standards) of Audit Activities, approved by the Audit Activities Commission of the President of Russian Federation. The audit was planned and conducted in a way that would make us confident that the Report does not contain any significant distortions. The audit included random numbers' and explanations' confirmations check-ups. Besides, the audit included estimation of the accounting policy and most significant calculations made by Reddy-Biomed Joint Venture with Foreign Investments Executive body. It also contains general representation of accounting estimation to determine its correspondence to the normative acts of Russian Federation. we assume that the audit conducted provides us with sufficient arguments to conclude that the Report is trustworthy.
4. We consider the enclosed Accounting Report, which is signed and stamped by Sinay Company for identification, to be authentic, i.e. it is prepared in a way to show the state of Reddy-Biomed Ltd. Joint Venture with Foreign Investments assets and liabilities as per January 1, 2002 and its activities finance results for the year 2001 basing on Federal Law of 21.11.96 No 129-Ø3 Regarding Business Accounting; Business Accounting Regulations in Russian Federation, approved by the Ministry of Finance order No 34H of July 29, 1998; Instructions for Companies' Accounting Bills Plan Implementation, approved the Ministry of Finance No 56 of November 1, 1991; and also in accordance with other normative documents of the Ministry of Finance which regulate account reports compilations by companies in Russia.

O.V. CHERNOV
General Director

V.Y. BAKIN
Senior Auditor

(ADDITION TO THE AUDITORS' CONCLUSION OF 26.04.2002 (ANALYTICAL PART))

1. We carried out the audit of Reddy-Biomed Ltd. Joint Venture with Foreign Investments accounting for the year 2001.
2. While planning and conducting the audit we considered the state of Reddy-Biomed internal audit. Reddy-Biomed Executive body is responsible for the organisation of the internal audit and its state.
3. We considered the state of the internal audit to define the work volume needed to form the auditors' conclusion regarding accounting report authenticity. The audit did not aim to check the whole Reddy-Biomed internal audit system for defining imperfections.
4. During the audit it was proved that Reddy-Biomed internal audit system correlates with the scope and character of its activities.
5. Our opinion regarding the accounting report authenticity is described in the Auditors' conclusion. We did not find any serious violations of the stated accounting order and the way of report preparation which could influence the report trustworthiness.
6. While conducting the audit, it was determined that Reddy-Biomed activities are carried out in compliance with the existing laws of Russian Federation. Reddy-Biomed Executive body is responsible for Russian Law observance in the process of its activities.
7. We checked compliance of several Reddy-Biomed activities to the existing laws to get confident that the accounting report does not contain any significant distortions. However the conducted audit did not aim to give an opinion of full Reddy-Biomed activities' accordance to the laws of Russian Federation. So we do not give such an opinion.
8. As a result of the audit it was stated that Reddy-Biomed financial activities were carried out in accordance with the Russian Law.



O.V. CHERNOV
General Director

V.Y. BAKIN
Senior Auditor

AS AT DECEMBER 31

	Code	2001	(Rub) 2000
I. FIXED ASSETS			
1. Intangible assets (04, 05) in which	110	–	186,000
Patents, licences, trademarks and other similar enumerated assets	112	–	186,000
2. Capital assets (01, 02, 03) in which	120	2,277,000	2,318,000
Buildings, vehicles, machinery and other similar capital assets	122	2,277,000	2,318,000
3. Godown work-in-process	130	21,577,000	9,059,000
Total for section I	**190**	**23,854,000**	**11,563,000**
II. WORKING CAPITAL			
1. Reserves in which	210	66,473,000	54,215,000
Tangible, consumables and petty items (10, 16, 12, 13)	211	603,000	160,000
Expenditure towards work-in-progress (20, 21, 23, 29, 30, 36, 44)	213	143,000	651,000
Finished goods for sale (40, 41)	214	65,122,000	53,162,000
Prepaid expenses (31)	216	605,000	112,000
2. Dues (within 12 months) from sundry debtors in which	240	138,887,000	157,401,000
Buyers and customers (62, 76, 82)	241	118,458,000	146,371,000
Advance payments	245	–	1,440,000
Other debtors	246	20,429,000	9,590,000
3. Monitory assets in which	260	7,500,000	5,507,000
Cash (50)	261	63,000	80,000
Bank balance (51)	262	7,437,000	5,427,000
4. Foreign currency (52)	263		
Other Items	264	–	–
5. Other working capital	270	–	2,100,000
Total for section II	**290**	**212,860,000**	**219,223,000**
III. LOSSES			
Last year uncovered losses	310	–	–
Total for section III	**390**	**–**	**–**
Balance (add 190 + 290 + 390)	**399**	**236,714,000**	**230,786,000**

AS AT DECEMBER 31

	Code	2001	(Rub) 2000
IV. CAPITAL AND RESERVES			
Statutory capital (85)	410	500,000	500,000
Additional capital (87)	420	14,000	12,000
Reserve capital (86)	430	100,000	100,000
Formation of reserves as per the statutes of the Company	432	100,000	100,000
Accumulated funds	440	–	11,275,000
Undistributed profit of past years (88)	460	31,051,000	–
Profit / (loss) during current year	475	(45,645,000)	10,818,000
Total of section IV	**490**	**(13,980,000)**	**22,705,000**
V. LONG TERM LIABILITIES			
Total for section V	**590**	**–**	**–**
VI. SHORT TERM LIABILITIES			
Creditors due in Which:	**620**	**249,344,000**	**195,008,000**
Suppliers and contractors (60, 76)	621	248,825,000	194,047,000
Wages & salaries payable (70)	624	–	1,000
Social insurance and security fund (69)	625	4,000	–
Dues towards federal budget (68)	626	515,000	955,000
Advances received	627	64,000	–
Other creditors	628	1,286,000	5,000
Other short term liabilities	670	–	13,073,000
Total for section VI	**690**	**250,694,000**	**208,081,000**
Balance (Add 490 + 590 + 690)	**699**	**236,714,000**	**230,786,000**

FOR THE YEAR ENDED DECEMBER 31

Nature of Item	Code	2001	(Rub) 2000
Gain from the realisation of goods,			
Products, works, services	10	226,110,000	531,814,000
Cost of goods sold	20	168,329,000	380,265,000
Gross profit	**29**	**57,781,000**	**151,549,000**
Commercial expenses	30	20,633,000	93,909,000
Management expenses	40	–	–
Operating profit	**50**	**37,148,000**	**57,640,000**
Interest received	60	–	–
Other operational income	90	–	15,000
Other operational expenditures	100	2,351,000	28,594,000
Profit From the financial activity	**110**	**34,797,000**	**29,061,000**
Other non-operating income (profit)	120	3,674,000	105,000
Other non-operating expenses (loss)	130	84,116,000	11,211,000
Profit for the year	**140**	**(45,645,000)**	**17,955,000**
Taxes on profits	150	–	7,137,000
Distributed profits	**160**	**(45,645,000)**	**10,818,000**
Undistributed profits	**170**	**–**	

To
The Shareholders,

Management is pleased to hereby present to you the Company's financial statements for the year 2001.

No unexpected events occurred during the year and net results were broadly within Management's expectations.

On the basis of the current operations, no material changes in results are foreseen for the present financial year. Management will continue their efforts to further develop the Company's business.

Board of Management

Curaçao
March 5, 2002

K A REDDY
Intertrust (Curaçao) N.V.

AS AT DECEMBER 31

		2001		(US $) 2000
FIXED ASSETS				
Financial fixed assets				
Subsidiaries	2,121,004		2,121,004	
Loans to affiliated companies	1,043,868		1,043,868	
		3,164,872		3,164,872
Current assets				
Advances to affiliated companies	135,093		1,081	
Interest receivable	148		5,842	
Cash at bank	1,300,257		1,545,814	
		1,435,498		1,552,737
		4,600,370		**4,717,609**
Shareholders' equity				
Issued & paid-up capital	500,000		500,000	
Retained earnings	4,108,251		5,355,861	
Result current period	(14,998)		(1,247,610)	
		4,593,253		4,608,251
Short-term liabilities				
Dividend payable	–		100,000	
Accrued expenses	7,117		9,358	
		7,117		109,358
		4,600,370		**4,717,609**

Note: The accompanying notes are an integral part of these financial statements.

AS AT DECEMBER 31

(US $)

		2001		2000
OPERATIONAL EXPENSES				
Royalty expenses	–		26,502	
Other operational expenses	–		88,011	
		–		114,513
Net result from operations		**–**		**(114,513)**
OTHER INCOME				
Bank interest	45,403		129,771	
Currency exchange difference – hedging	(11,729)		(264)	
Currency exchange gain	14,242		12,179	
		47,916		141,686
Total net income		**47,916**		**27,173**
GENERAL & ADMINISTRATIVE EXPENSES				
Consultancy fees	43,750		941,667	
Research & development expenses	–		250,000	
Audit fees	3,800		3,700	
Management fees	1,200		1,200	
Accounting fees	11,055		11,188	
Legal fees	922		1,261	
General expenses	1,650		59,600	
Other	537		5,710	
		62,914		1,274,326
Pre-tax result		**(14,998)**		**(1,247,153)**
TAX & EXTRA-ORDINARY ITEMS				
Profit tax	–		–	
Adjustment previous year	–		457	
		–		457
Loss for the period		**(14,998)**		**(1,247,610)**

Note: The accompanying notes are an integral part of these financial statements.

GENERAL COMMENTS

The Company was incorporated on January 30, 1997. The objects of the Company are to engage in investment, finance and real estate activities.

Reddy Antilles N.V. and Reddy Netherlands B.V. belong to the Dr. Reddy's Laboratories Group. Through these two companies, the Dr. Reddy's Group makes available know-how and related intellectual knowledge (patents and trademarks) in connection with the rights for these two companies to utilise the Reddy Patent Rights and Reddy Technology.

ACCOUNTING PRINCIPLES

Assets and liabilities are stated at their face value, except when indicated otherwise. Balance Sheet items in foreign currency have been translated at year-end exchange rates (except when indicated otherwise); Profit and Loss items in foreign currency have been translated at the rate of the transaction day. Differences arising on translation were taken to the Profit and Loss account.

The investment in Reddy Netherlands B.V. and Reddy US Therapeutics Inc. are stated at cost. The investment in Viral Therapeutics Inc. is stated at net asset value.

INVESTMENTS

	Reddy Netherlands B.V.	Viral Therapeutics Inc.	Reddy US Therapeutics Inc.
Book value at December 31, 2000	21,004	–	2,100,000
Investments	–	–	–
Book value at December 31, 2001	**21,004**	**–**	**2,100,000**

As per the reporting date of the financial statements, the unaudited accounts of Viral Therapeutics as per September 30, 2000 were available.

In accordance with the above accounting policy the investment is stated at net asset value. As the value of the investment is negative, (US$ 733,053), it is stated nil.

SHAREHOLDERS' EQUITY

The authorised capital amounts to US$ 1,000,000 divided into 1,000,000 shares of US$ 1 par value each. As at year-end 500,000 shares were outstanding and fully paid up.

Movements during the year 2001:

	Issued & paid up capital	Retained earnings	Result current period
Starting balance	500,000	5,355,861	(1,247,610)
Movements		(1,247,610)	1,247,610
Loss for the period			(14,998)
Year-end balance	**500,000**	**4,108,251**	**(14,998)**

1. SUBSIDIARIES

	(Country)	(% held)	(US $)
Reddy US Therapeutics Inc.	U.S.A.		2,100,000
Reddy Netherlands B.V.	The Netherlands	100.0000	21,004
Viral Therapeutics Inc.	U.S.A.	10.73694	–
Total			**2,121,004**

2. Loans to affiliated companies

	(US $)
Reddy Pharmaceuticals, Hong Kong	943,868
Reddy Pharmaceuticals, Singapore	100,000
Total	**1,043,868**

Ultimate parent company Dr. Reddy's Laboratories Limited confirmed that as long as it will hold the shares of Reddy Antilles N.V., it agrees to pay back the unsecured loan amount of US$ 943,868 advanced to Reddy Pharmaceuticals Hong Kong Ltd., in case Reddy Pharmaceuticals Hong Kong is unable to repay it.

3. ADVANCES TO AFFILIATED COMPANIES

	(Currency)	(Amount)	(US $)
Reddy Netherlands B.V.			
Opening balance	NLG	(520,495)	(219,255)
Currency exchange difference – hedging agreement	NLG	(32,708)	(11,729)
Revaluation			9,900
Closing balance	NLG	(553,203)	(221,084)
Opening balance	NLG	724,046	305,000
Advances	NLG	368,176	131,500
Closing balance	NLG	1,092,222	436,500
Opening balance	NLG	(200,985)	(84,664)
Revaluation			4,341
Closing balance	NLG	(200,985)	(80,323)
Total			**135,093**

4. INTEREST RECEIVABLE

	(US $)
ABN AMRO Bank N.V., time deposit	31
Citibank, Bahrain – time deposit	117
Total	**148**

5. CASH AT BANK

	(US $)
ABN AMRO Bank N.V., current account	1
ABN AMRO Bank N.V., time deposit	427,646
Citibank, Bahrain	872,610
Total	**1,300,257**

6. ACCRUED EXPENSES

	(US $)
Audit fees	3,700
Accounting fees	2,867
Legal fees	240
General expenses	310
Total	**7,117**

	AT DECEMBER 31 (R $) 2001
ASSETS	
Cash & cash equivalents	163,294.00
Advances	4,698.00
Taxes recoverable	2,281.00
Fixed assets	11,504.00
Other non current assets	2,100.00
Total assets	**183,877.00**
LIABILITIES	
Accounts payable	2,320.00
Taxes	353.00
Capital	399,353.00
Beginning retained earnings	(298.00)
Current year results gain (loss)	(217,851.00)
Total liabilities & shareholds equity	**183,877.00**

Gerente Delegado
Alípio Pereira da Silva
CPF/MF: 065.863.178-00

Marcos de Frêitas Coelho
Gerente Contâbil
CRC: 1SP113951/O-2

	AT DECEMBER 31 (R $) 2001
Gross revenues	–
Sales taxes	–
Cost of sales	–
Gross margin	–
General & administrative expenses	236,022.00
Non operating expenses	–
Non operating revenues	18,171.00
Tax accrual	–
Current year results gain (loss)	(217,851.00)

Gerente Delegado
Alípio Pereira da Silva
CPF/MF: 065.863.178-00

Marcos de Frêitas Coelho
Gerente Contâbil
CRC: 1SP113951/O-2

MILIOTIS MONAHAN & CO., CPA, PA
Accountants • Consultants

80E, Ridgewood Ave,
Paramus, NJ 07652
Phone : 201.599.1177
Fax : 201.599.1681
E-mail : cpa@miliotismonahan.com



Board of Directors and Stockholder
Dr. Reddy's Laboratories,Inc.
Upper Saddle River, New Jersey

We have audited the accompanying Balance Sheets of Dr. Reddy's Laboratories, Inc as of March 31, 2002 and 2001, and the related statements of operations and accumulated deficit, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly in all material respects, the financial position of Dr. Reddy's Laboratories, Inc. as of March 31, 2002 and 2001, and the results of its operation and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

April 25, 2002

MILIOTIS MONAHAN & CO., CPA, PA
Accountants • Consultants

	AS AT MARCH 31	
		(US $)
	2002	2001
ASSETS		
Current assets		
Cash	143,379	676,197
Accounts receivable	28,992,085	10,396,098
Accounts receivable, related party	850,894	877,744
Inventory	5,957,490	7,410,433
Other receivables	–	190,518
Prepaid expenses	201,749	76,898
Other current assets	17,185	3,600
Total current assets	**36,162,782**	**19,631,488**
Fixed assets net of accumulated depreciation	408,771	488,229
Deferred income taxes	3,731,444	3,628,444
Deferred loan costs	–	21,606
Other assets	307,714	73,283
Total	**40,610,711**	**23,843,050**
LIABILITIES AND STOCKHOLDER'S DEFICIT		
Current liabilities		
Accounts payable, related party	35,612,809	20,744,815
Accounts payable and accrued expenses	4,771,362	1,644,693
Income taxes payable	487,235	–
Total current liabilities	40,871,406	22,389,508
Loan payable, related party	3,039,593	–
Loan payable	–	3,000,000
Total liabilities	43,910,999	25,389,508
Commitments		
Stockholder's deficit:		
Common stock, no par value,		
401,000 shares authorised, and outstanding	4,010,000	4,010,000
Treasury stock, 250 shares at cost	(2,623,795)	(24,626)
Accumulated deficit	(4,686,493)	(5,531,832)
Total stockholder's deficit	(3,300,288)	(1,546,458)
Total	**40,610,711**	**23,843,050**

The accompanying notes are an integral part of these financial statements.



FOR THE YEAR ENDED MARCH 31		
		(US $)
	2002	**2001**
Sales	125,646,903	36,875,061
Cost of sales	111,289,914	31,800,726
Gross profit	14,356,989	5,074,335
Other income (loss)	25,630	(120,125)
Total	**14,382,619**	**4,954,210**
Selling, general and administrative expenses	12,963,207	5,431,598
Interest expense	189,073	229,511
Income (loss) before income tax (expense) benefit	1,230,339	(706,899)
Income tax (expense) benefit		
Current expense	(488,000)	–
Deferred benefit	103,000	280,000
	(385,000)	280,000
Net income (loss) before cumulative effect of a change in accounting principle	845,339	(426,899)
Cumulative effect of a change in accounting principle	–	(3,714,614)
Net income (loss)	845,339	(4,141,513)
Accumulated deficit, beginning	(5,531,832)	(1,390,319)
Accumulated deficit, end	**(4,686,493)**	**(5,531,832)**

The accompanying notes are an integral part of these financial statements.

FOR THE YEARS ENDED MARCH 31

		(US $)
	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	845,339	(4,141,513)
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:		
Depreciation and amortisation	82,529	39,363
Deferred loan costs	–	(28,808)
Security deposits	(169,431)	(72,308)
Deferred income taxes	(103,000)	(280,000)
Gain on sale of assets	(41,868)	–
Cumulative effect of a change in accounting principle	–	3,714,614
(Increase) decrease in		
Accounts receivable	(18,595,987)	(6,372,703)
Accounts receivable, related parties	26,850	(657,744)
Inventory	1,452,943	1,775,523
Other receivables	190,518	(190,518)
Prepaid expenses	(124,851)	(69,246)
Advances	(13,585)	(3,600)
Increase (decrease) in		
Accounts payable, related party	14,867,994	3,543,606
Accounts payable and accrued expenses	3,126,669	781,439
Income taxes payable	487,235	–
Deferred revenue	–	(660,000)
Payroll taxes payable	–	(14,589)
Net cash provided (used) by operating activities	**2,031,355**	**(2,636,484)**
Cash Flows from investing activities		
Sales proceeds from fixed assets	491,436	–
Acquisition of fixed assets	(431,033)	(50,208)
Promissory note receivable	(65,000)	–
Net cash used by investing activities	**(4,597)**	**(50,208)**
Cash Flows from financing activities		
Loan proceeds	3,039,593	3,000,000
Loan payments	(3,000,000)	–
Redemption of stock	(2,599,169)	–
Net cash provided (used) by financing activities	(2,559,576)	3,000,000
Net increase (decrease) in cash	(532,818)	313,308
Cash – beginning	676,197	362,889
Cash – end	143,379	676,197
Supplemental disclosures of cash flow information		
Cash paid during the year for:		
Interest	390,904	119,903

The accompanying notes are an integral part of these financial statements.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of business

Dr. Reddy's Laboratories, Inc., (the Company) formerly Reddy Cheminor, Inc., was incorporated May 11, 1992 in the State of New Jersey. The Company is the importer of bulk active ingredients used in the pharmaceutical industry, and generic dosage drug products distributed to pharmaceutical wholesalers. The Company's customers are primarily located throughout North America.

Accounts receivable

The Company makes a provision of uncollectible accounts based on a periodic review of the outstanding customer balances. At March 31, 2002, the balance of accounts receivable were deemed to be collectible.

Inventory

Inventory consists primarily of finished goods, which are valued at cost, on the first in, first out basis, or market, whichever is lower.

Property and equipment

Property and equipment are recorded at cost. Depreciation is provided using both the straight-line and Modified Accelerated Cost Recovery System (MACRS) method, over statutory lives, which approximate the estimated useful lives of the assets.

Income taxes

The Company records income taxes in accordance with Financial Accounting Standards No. 109 (FAS 109). Under the provision of FAS 100, the Company provides for deferred taxes on temporary differences arising from assets and liabilities whose basis are different for financial reporting and income tax purposes. The deferred tax asset relates to the income tax benefit derived from the capitalisation of deferred costs in connection with obtaining Food and Drug Administration (FDA) approvals, and contractual agreements for tax purposes.

Reclassifications

Certain reclassifications were made to the 2001 financial statements presentation in order to conform to the 2002 financial statements presentation.

Fair value of financial instruments

The Company's financial instruments include cash and trade receivables. The carrying amounts of these financial instruments have been estimated by management to approximate fair value.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

FINANCIAL INSTRUMENTS – CONCENTRATION OF CREDIT RISK

The Company's financial instruments that are exposed to concentrations of credit risk consists primarily of cash and trade accounts receivable.

The Company maintains its cash balances at one financial institution. At times, such balances may be in excess of the Federal Deposit Insurance Corporation (FDIC) limit. At March 31, 2002, the Company maintained its cash account with a balance of US$ 978,172 that was not FDIC insured.

The Company routinely assesses the financial strength of its customers, and, as a consequence, believes that its trade accounts receivable credit risk exposure is limited.

PROMISSORY NOTE RECEIVABLE

On July 26, 2001 a key employee of the Company borrowed US$ 65,000 from the Company. The Company received a promissory note, which calls for payment in full on March 31, 2007 without interest. The Company, pursuant to applicable Internal Revenue Code Sections, has imputed interest to the employee in the amount of US$ 850 for the year ended March 31, 2002.

FIXED ASSETS ARE COMPRISED AS FOLLOWS

	(US $)		
	2002	2001	Useful Life
Land	–	100,000	
Building and improvements	–	433,939	31.5 to 39 years
Furniture and fixtures	210,512	45,674	7 years
Equipment	136,271	118,837	5 to 7 years
Vehicles	124,154	16,958	5 years
	470,937	715,408	
Less: Accumulated depreciation	(62,166)	(227,179)	
	408,771	**488,229**	

RELATED PARTY TRANSACTIONS

The Company is owned one hundred percent (100%) by Dr. Reddy's Laboratories Limited, an India Corporation. The Company purchases substantially all of its products from its parent company or companies related or associated with the parent company.

The Company incurred interest expense to its parent of US$ 115,845 in 2002.

The Company has purchase commitments to the parent company of US$ 28,107,857 as of March 31, 2002.

MAJOR CUSTOMER

The Company had sales to major customers, whose revenues were 78.20% and 47.48%, in 2002 and 2001, respectively, of the Company's total revenue as follows:

	2002		2001 (US $)	
	Revenue	Percent	Revenue	Percent
Customer 1	79,320,000	63.13	–	–
Customer 2	–	–	6,963,800	19.30
Customer 3	18,930,000	15.07	6,475,394	17.94
Customer 4	–	–	3,694,750	10.24
	98,250,000	**78.20**	**17,133,944**	**47.48**

COMMITMENTS

Employment contracts

The Company has entered into an employment contract with its Chief Executive Officer. The contract terminates on March 31, 2004.
The Company has entered into three (3) year employment contracts with certain other executives. The contracts terminate on varying dates through April 2005.
At March 31, 2002, the total minimum commitments under employment contracts are as follows:

	US $
March 31, 2003	1,085,000
March 31, 2004	1,110,000
March 31, 2005	564,167
	2,759,167

Consulting contract

On April 10, 2001, the Company entered into a consulting agreement for a period of one (1) year. The agreement automatically renews for one (1) year, unless terminated by either party within sixty (60) days of the anniversary date. The minimum commitment under the agreement is US$ 40,000 per year.

Sales

At March 31, 2002, the Company has sales commitments of US$ 21,128,456.

Operating leases

The Company has two (2) operating leases for commercial property in excess of one year. The first lease expires in May, 2008. Monthly rental expenses is US$ 11,791 per month. The second lease expires in July, 2008. Monthly rental expenses is US$ 11,791 per month. The second lease expires in July, 2008. Monthly rental expenses is US$ 3,551 per month.
The Company has one (1) operating lease for residential property in excess of one year. The lease expires in February, 2004. Monthly rental expense is US$ 2,900 per month.
Rent expense for the years ended March 31, 2002 and 2001, was US$ 186,180 and US$ 3,729, respectively.
At March 31, 2002, the future minimum lease payments for the commercial property and residential property are as follows:

	US $
March 31, 2003	218,900
March 31, 2004	215,171
March 31, 2005	184,100
March 31, 2006	184,100
March 31, 2007	184,100
Thereafter	221,884
	1,208,255

STOCK REDEMPTION

On March 28, 2000, the Company redeemed to treasury 250 of the then outstanding 1,000 shares of common stock. The redemption price is payable contingent upon the achievement of certain sales levels in the United States and Canada of the Company and its affiliates for a period of ten (10) years from stock redemption date. If all sales levels are met within the time prescribed, the redemption price will be US$ 14,000,000.
Payments made in connection with the stock redemption during the year ended March 31, 2002 were US$ 2,599,169 including interest of US$ 258,675.

LOAN PAYABLE – RELATED PARTY

Interest is payable semi-annually on the unpaid principal balance at LIBOR, plus .7%. Principal payments shall be made in six (6) equal annual instalments commencing twenty-four (24) months from the first draw down.

Maturities of long-term debt over the next five (5) years are as follows:

	US $
March 31, 2004	506,599
March 31, 2005	506,599
March 31, 2006	506,599
March 31, 2007	506,599

EMPLOYMENT BENEFIT PLAN

The Company's employees participate in the Dr. Reddy's Laboratories, Inc., 401(k) defined contribution retirement plan. The Company's contribution is discretionary and is determined by its Board of Directors on an annual basis. Company contributions for the year ended March 31, 2002 were US$ 59,041. The Company did not make a contribution for the year ended March 31, 2001.

PROFIT SHARING AGREEMENTS

The Company has entered into profit sharing agreements to market certain products. Under the profit sharing agreements, the Company will share in the net profit or loss, as defined in the agreements.

CUMULATIVE EFFECT OF A CHANGE IN ACCOUNTING POLICY

Effective April 1, 2000, the Company changed its policy of capitalising deferred costs in connection with obtaining Food and Drug Administration (FDA) approvals and contractual agreements. As a result of this change, the Company expenses the remaining deferred costs, net of accumulated amortisation.

This page has been intentionally left blank

The Directors present their report together with the audited financial statements of the Company for the financial year ended December 31, 2001.

1. DIRECTORS

The Directors of the Company in office at the date of this report are:

KALLAM ANJI REDDY (CHAIRMAN)
KALLAM SATISH REDDY
GUNUPATI VENKATESWARA PRASAD
VIKRAM BERY

2. PRINCIPAL ACTIVITIES

The principal activities of the Company are to act as importers, exporters, wholesalers, retailers, manufacturers, manufacturers' agents and representatives, marketing agents, commission agents, distributors of medicinal and pharmaceutical products, health care, beauty care, toiletries and related items and provision of services to related corporations.

There have been no significant changes in the nature of these activities during the financial year.

3. ACQUISITION OR DISPOSAL OF SUBSIDIARIES

There were no acquisitions or disposals of subsidiaries during the financial year.

4. RESULTS FOR THE FINANCIAL YEAR

	S$
Loss for the year after taxation	(97,962)
Accumulated losses brought forward	(682,734)
Accumulated losses carried forward	(780,696)

5. TRANSFERS TO OR (FROM) RESERVES OR PROVISIONS

During the financial year, there were no material transfers to or from reserves or provisions other than those disclosed in the attached financial statements.

6. SHARES OR DEBENTURES ISSUES

No shares or debentures were issued during the financial year.

7. ARRANGEMENTS TO ENABLE DIRECTORS TO ACQUIRE SHARES OR DEBENTURES

Neither at the end of the financial year nor at any time during the financial year did there subsist any arrangement whose object was to enable the Directors of the Company to acquire benefits by means of the acquisition of shares or debentures in the Company or any other body corporate.

8. DIRECTORS' INTERESTS IN SHARES AND DEBENTURES

The Directors holding office at the end of the financial year and their interest in the share capital of the Company or its related corporations as recorded in the register of directors' shareholdings kept by the Company under section 164 of the Singapore Companies Act, Cap. 50 were as follows:

Name of Directors	At beginning of year	At end of year
KALLAM ANJI REDDY		
Direct holding	193,396	193,396
Deemed interest	159,360	159,360
KALLAM SATISH REDDY		
Direct holding	138,150	138,150
GUNUPATI VENKATESWARA PRASAD		
Direct holding	600	600
Deemed interest	600	600

The above represent their respective interest in Dr. Reddy's Laboratories Ltd, being the ultimate holding Company.

9. DIVIDENDS

No dividend has been paid, declared or recommended by the Company since the end of the previous financial year. The Directors of the Company do not recommend that a final dividend be paid on the ordinary shares of the Company for the financial year just ended.

10. BAD AND DOUBTFUL DEBTS

Before the Profit and Loss Statement and the Balance Sheet were made out, the Directors of the Company took reasonable steps to ascertain that action had been taken in relation to the writing off and providing for bad and doubtful debts of the Company and satisfied themselves that all known bad debts, if any, of the Company had been written off and that, where necessary, adequate provision had been made for doubtful debts.

At the date of this report, the Directors of the Company are not aware of any circumstances which would render any amount written off or provided for bad and doubtful debts inadequate to any substantial extent.

11. CURRENT ASSETS

Before the Profit and Loss Statement and the Balance Sheet were made out, the Directors of the Company took reasonable steps to ensure that any current assets of the Company which were unlikely to realise in the ordinary course of business their book values have been written down to their estimated realisable values.

At the date of this report, the Directors of the Company are not aware of any circumstances which would render the values attributable to current assets in the financial statements of the Company misleading.

12. CHARGES AND CONTINGENT LIABILITIES

Since the end of the financial year:

a) No charge on the assets of the Company has arisen which secures the liability of any other person; and
b) No contingent liability of the Company has arisen.

13. ABILITY TO MEET OBLIGATIONS

No contingent or other liability of the Company has become enforceable or is likely to become enforceable, within the period of twelve months after the end of the financial year which, in the opinion of the Directors of the Company, will or may substantially affect the ability of the Company to meet its obligations as and when they fall due.

14. OTHER CIRCUMSTANCES AFFECTING THE FINANCIAL STATEMENTS

As at the date of this report, the Directors of the Company are not aware of any circumstances not otherwise dealt with in this report or the financial statements which would render any amount stated in the accounts of the Company misleading.

The Company is dependent on its immediate holding and related companies for continued financial support and the Directors are satisfied that the financial support will be available when required.

15. UNUSUAL ITEMS DURING THE FINANCIAL YEAR

In the opinion of the Directors of the Company, the results of the operations of the Company have not been substantially affected by any item, transaction or event of a material and unusual nature during the financial year.

16. UNUSUAL ITEMS AFTER THE FINANCIAL YEAR

In the opinion of the Directors of the Company, no item, transaction or event of a material and unusual nature has arisen in the interval between the end of the financial year and the date of this report which would affect substantially the results of the operations of the Company for the financial year in which this report is made.

17. DIRECTORS' CONTRACTUAL BENEFITS

Since the end of the previous financial year, no Director of the Company has received or become entitled to receive a benefit by reason of a contract made by the Company with the Director or with a firm of which he is a member, or with a Company in which he has substantial financial interest.

18. OPTIONS TO TAKE UP UNISSUED SHARES

During the financial year, no option was granted to take up unissued shares of the Company.

19.EXERCISE OF OPTIONS

During the financial year, there were no shares of the Company issued by virtue of the exercise of options to take up unissued shares.

20.UNISSUED SHARES UNDER OPTIONS

There were no unissued shares of the Company under option as at the end of the financial year.

21.AUDITORS

M/s. Rama & Co., Certified Public Accountants, have expressed their willingness to accept re-appointment as Auditors.


232

On behalf of the board

VIKRAM BERY
Director

KALLAM SATISH REDDY
Director

Singapore
March 12, 2002

We, VIKRAM BERY and KALLAM SATISH REDDY being two of the Directors of REDDY PHARMACEUTICALS SINGAPORE PTE LTD, do hereby state that in our opinion:

a) the accompanying financial statements are drawn up so as to give a true and fair view of the state of affairs of the Company as at December 31, 2001 and of the results of the business and changes in equity of the Company for the financial year ended on that date; and

b) at the date of this statement there are reasonable grounds to believe that the Company will be able to pay its debts as and when they fall due.

On behalf of the board

VIKRAM BERY
Director

KALLAM SATISH REDDY
Director

Singapore
March 12, 2002

We have audited the financial statements of REDDY PHARMACEUTICALS SINGAPORE PTE LTD as at December 31, 2001. These financial statements are the responsibility of the Company's Directors. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Singapore Standards on Auditing. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Directors, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.



Without qualifying our opinion, we draw attention to Note 2 in the financial statements. The Company incurred a net loss of S$ 97,962/- during the year ended December 31, 2001 and, as of that date, the Company's total liabilities exceeded its total assets by S$ 780,964/-. These factors raise substantial doubt that the Company will be able to continue as a going concern. The Directors, however, are satisfied that the financial support from the immediate holding Company and related companies will be available when required.

In our opinion,

a) the financial statements are properly drawn up in accordance with the provisions of the Singapore Companies Act ("ACT") and Singapore Statements of Accounting Standard and so as to give a true and fair view of:
   i) the state of affairs of the Company as at December 31, 2001 and of the results, cash flows and changes in equity of the Company for the financial year ended on that date; and
   ii) the other matters required by section 201 of the Act to be dealt with in the accounts.
b) the accounting and other records and the registers required by the Act to be kept by the Company have been properly kept in accordance with the provisions of the Act.

Singapore
March 12, 2002

A RAMA & CO.,
Certified Public Accountants

AS AT DECEMBER 31

	Note	2001	(S$) 2000
FIXED ASSETS	(4)	4,681	2,697
CURRENT ASSETS			
Trade receivables		2,254,201	2,795,844
Other receivables and deposits	(5)	208,751	172,776
Amount due from a Director	(6)	–	10,446
Cash at bank and in hand		125,953	171,380
		2,588,905	3,150,446
LESS: CURRENT LIABILITIES			
Trade payables	(7)	2,290,061	2,866,700
Accruals		34,155	38,883
		2,324,216	2,905,583
Net current assets		**264,689**	**244,863**
NON-CURRENT LIABILITIES			
Due to holding company	(3)	(185,170)	(173,150)
Due to a related company	(3)	(864,894)	(758,369)
		(1,050,064)	(931,519)
PRE-INCORPORATION EXPENSES		–	1,227
		(780,694)	**(682,732)**
REPRESENTED BY			
Share Capital			
AUTHORISED			
100,000 ordinary shares of S$ 1/- each		100,000	100,000
ISSUED AND FULLY PAID			
2 ordinary shares of S$ 1/- each		2	2
ACCUMULATED LOSS		(780,696)	(682,734)
Total equity		**(780,694)**	**(682,732)**

The annexed notes form an integral part of these accounts.

FOR THE YEAR ENDED DECEMBER 31

	Note	2001	(S$) 2000
Revenue	(8)	1,003,404	4,093,955
Cost of sales		(907,667)	(3,899,826)
Gross profit		95,737	194,129
Other operating income	(9)	145,565	322,939
		241,302	**517,068**
Administrative expenses		(63,850)	(59,666)
Distribution expenses		(53,707)	(85,961)
Other operating expenses		(221,707)	(258,488)
(Loss)/Profit before taxation	(10)	(97,962)	112,953
Taxation	(11)	–	–
(Loss)/Profit after taxation		**(97,962)**	**112,953**

The annexed notes form an integral part of these accounts.

FOR THE YEAR ENDED DECEMBER 31

	Issued Capital	Accumulated losses	(S$) Total
Balance as at January 1, 2000	2	(795,687)	(795,685)
Net profit for the year	–	112,953	112,953
Balance as at December 31, 2000	2	(682,734)	(682,732)
Net loss for the year	–	(97,962)	(97,962)
Balance as at December 31, 2001	**2**	**(780,696)**	**(780,694)**

The annexed notes form an integral part of these accounts.

FOR THE YEAR ENDED DECEMBER 31

	Note	2001	(S$) 2000
(Loss) / profit before taxation		(97,962)	112,953
Adjustment for:			
Depreciation of fixed assets		3,751	5,382
Amortisation of pre-incorporation expenses		1,227	306
Interest on bank balances		(1,450)	(2,116)
OPERATING (LOSS)/PROFIT BEFORE WORKING CAPITAL CHANGES		(94,434)	116,525
Trade and other receivable		516,114	(1,984,800)
Trade and other payable		(581,367)	1,738,253
Net cash outflow from operating activities		**(159,687)**	**(130,022)**
Return on investment & servicing of finance			
Interest on bank balance		1,450	2,116
Cash outflow from investing activities			
- Purchase of fixed assets		(5,735)	(2,205)
Net cash outflow before financing activities		**(163,972)**	**(130,111)**
Cash inflow / (outflow) from financing activities			
Borrowing from holding company		12,020	6,500
Borrowing from a related party		106,525	134,884
		(45,427)	11,273
Cash & cash equivalents at the beginning of year		171,380	160,107
Cash & cash equivalents at end of year	**(12)**	**125,953**	**171,380**

The annexed notes form an integral part of these accounts.

These notes form an integral part of and should be read in conjunction with the accompanying financial statements.

1. GENERAL

The Company is incorporated in the Republic of Singapore with its principal place of business at:

400 Orchard Road #11-11
Orchard Towers
Singapore 238875

However, the registered office of the Company is at:

17 Phillip Street #05-01
Grand Building
Singapore 048695

The financial statements are expressed in Singapore dollars.

The principal activities of the Company which is incorporated in Singapore are to act as importers, exporters, wholesalers, retailers, manufacturers, manufacturers' agents and representatives, marketing agents, commission agents, distributors of medicinal and pharmaceutical products, health care, beauty care, toiletries and related items and provision of services to related corporations.
The financial statements of the Company for the year ended December 31, 2001 were authorised for issue by Board of Directors at their meeting held on March 12, 2002.

2. SIGNIFICANT ACCOUNTING POLICIES

2.1 Basis of accounting

The financial statements are prepared in accordance with the historical cost convention and the provisions of the Singapore Statements of Accounting Standard ("SAS") and Singapore Companies Act.

The immediate holding Company and related companies have provided financial support to the Company and the Directors are satisfied that they will continue to provide such support so as to enable the Company to meet its obligations as and when they fall due.

The Company has adopted all the applicable new/revised SAS which becomes effective during the financial year. The adoption of the new/revised SAS does not affect the results of current financial year.

2.2 Revenue recognition

Revenue from sale of goods is recognised upon passage of title to the customer which coincides with their delivery and acceptance.

Interest income is recognised on an accrual basis.

Management fee income is based on service rendered.

2.3 Fixed assets

Fixed assets are stated at cost less accumulated depreciation. The cost of an asset comprises its purchase price and any directly attributable costs of bringing the asset to working condition for its intended use. Expenditure for additions, improvements and renewals are capitalised and expenditure for maintenance and repairs are charged to the Profit and Loss Statement. When assets are sold or retired, their cost and accumulated depreciation are removed from the accounts and any gain or loss resulting from their disposal is included in the Profit and Loss Statement.

2.4 Depreciation

Depreciation is calculated on a straight line method to write off the cost of the assets over their estimated useful lives. The estimated useful lives of fixed assets are as follows:

	Years
Furniture & fixtures	5
Office equipment	5
Computers	3

Fully depreciated assets are retained in the accounts until they are no longer in use and no further charge for depreciation is made in respect of these assets.

2.5 Income tax

The tax expense is determined on the basis of tax effect accounting, using the liability method and is applied to all significant timing differences. Deferred tax benefits are not recognised unless there is reasonable expectation of their realisation.

2.6 Foreign currencies transactions

Foreign currency transactions are recorded at the approximate rates of exchange ruling at the transactions dates. Monetary assets and liabilities denominated in foreign currencies at the Balance Sheet date are translated at the rates of exchange ruling at the date. Exchange adjustments are dealt with in the Profit and Loss Statement.

2.7 Retirement benefits

Payments to defined contribution retirement benefit plans (including state managed retirement benefit schemes) are charged as expenses as they fall due.

2.8 Financial assets

Financial assets include cash and trade and other receivables. Trade and other receivables are stated at their nominal value as reduced by appropriate allowance for estimated irrecoverable amounts.

2.9 Financial liabilities and equity

Financial liabilities and equity instruments are classified according to the substance of the contractual arrangements entered into. Financial liabilities include trade and other payables and are stated at their nominal value. Equity instruments are recorded at the proceeds received, net or direct issue costs.

3. HOLDING COMPANY

The Company is a subsidiary of Reddy Antilles N.V., incorporated in Netherlands. The Company's ultimate holding Company is Dr. Reddy Laboratories Ltd, incorporated in India. Related Company in these financial statements refer to members of the ultimate holding Company's group of companies.

Some of the Company's transactions and arrangements are between members of the group and the effect of these on the basis determined between the parties are reflected in these financial statements. The inter-company balances are unsecured, interest-free and without fixed repayment terms unless stated otherwise.

Significant inter-company transactions

		S$
	2001	**2000**
Management fee from related Company	140,000	140,000
Purchases from ultimate holding Company	(621,374)	(1,365,481)

4. FIXED ASSETS

	Furniture & fixtures	**Office equipment**	**Computers**	**S$ Total**
COST				
At January 1, 2001	9,147	2,837	24,687	36,671
Additions	–	–	5,735	5,735
At December 31, 2001	**9,147**	**2,837**	**30,422**	**42,406**
DEPRECIATION				
At January 1, 2001	8,906	2,710	22,358	33,974
Charged for the year	60	32	3,659	3,751
At December 31, 2001	**8,966**	**2,742**	**26,017**	**37,725**
Charged for 2000	400	595	4,387	5,382
NET BOOK VALUE				
At December 31, 2001	**181**	**95**	**4,405**	**4,681**
At December 31, 2000	241	127	2,329	2,697

5. OTHER RECEIVABLES & DEPOSITS

	2001	S$ 2000
Related Company (Note 3)	199,637	163,462
Deposits	9,114	9,314
	208,751	**172,776**

6. AMOUNT DUE FROM A DIRECTOR

The amounts due are unsecured, interest free and with no fixed terms of repayment.

7. TRADE PAYABLES

	2001	2000
Outside parties	1,524,090	1,870,054
Ultimate holding Company (Note 3)	765,971	996,646
	2,290,061	**2,866,700**

8. REVENUE

Revenue represents invoiced value of goods sold.

9. OTHER OPERATING INCOME

	2001	2000
Interest on bank balances	1,450	2,116
Foreign currency exchange adjustment gain	–	180,823
Management fee	140,000	140,000
Miscellaneous	4,115	–
	145,565	**322,939**

10.(LOSS)/PROFIT BEFORE INCOME TAX

In addition to the changes and credits disclosed elsewhere in the notes to the Profit and Loss Statements, this item includes the following changes (credits):

	2001	2000
Auditors' remuneration	3,000	3,000
Depreciation of fixed assets	3,751	5,382
Directors' emoluments:		
– Directors' accommodation	10,000	24,600
– Directors' fee	–	66,000
Amortisation of pre-incorporation expenses	1,227	306
Foreign currency exchange adjustment loss	**48,553**	**–**

11.INCOME TAX

The Company has tax loss carry forward available for offsetting against future taxable income as follows:

	2001	2000
Amount at beginning of financial year	512,848	619,400
Amount utilised in current financial year	(36,963)	(106,552)
Amount at end of financial year	475,885	512,848
Deferred tax benefit on above unrecorded	**116,592**	**130,776**

The realisation of the future income tax benefits from tax loss carry forwards is available for an unlimited future period subject to the conditions imposed by law including the retention of majority shareholders as defined.

12.CASH AND CASH EQUIVALENTS

These comprises of cash on hand and bank balances.

13.STAFF COSTS

	2001	S$ 2000
Staff costs	124,096	107,107
Cost of defined contribution plans included in staff costs	17,132	10,415
Number of employees at end of year	3	3

Defined contribution plans

The employees of the Company are members of a retirement defined contribution scheme operated by the local government. The Company is required to contribute a specific percentage of their payroll costs to the retirement scheme to fund the benefits. The only obligation of the Company with respect to the scheme is to make the specified contribution.

14.FINANCIAL INSTRUMENTS

a) Credit risk

The carrying amount of cash, trade and other receivables represents the Company's maximum exposure to credit risk in relation to financial assets.

The Company's trade receivables related to sales of medicinal & pharmaceutical products, healthcare, beauty items to third parties. The Company performs ongoing credit evaluation of its customers' financial conditions and generally does not require collateral on accounts receivables.

The credit risk on liquid funds is limited because the counter party is a bank with high credit ratings assigned by international credit agencies.

No other financial assets carry a significant exposure to credit risk.

b) Foreign currency risk

The Company trades mainly in Singapore dollars and United States dollars. Foreign exchange exposures are minimised through hedge to trade purchases and sales are denominated in the above currencies. This natural hedge reduces significantly the financial impact of movements in the foreign exchange rates. Presently, no transaction in forward exchange contracts is deemed necessary.

c) Net fair value

The carrying amounts of financial assets and financial liabilities recorded in the financial statements represented their respective net fair values, determine in accordance with the accounting policies as disclosed in Note 2 to the financial statements. The Company does not engage in financial derivative contracts.

15.OPERATING LEASE

	2001	S$ 2000
Minimum lease payments under operating lease	22,400	22,000
At the Balance Sheet date, the commitments in respect of operating lease with a term than one year were as follows:		
Non-cancelable operating payable		
Due within one year	14,400	15,200
Due within 2 to 5 years	–	–
	14,400	**15,200**

HERBERT MILLER
Certified Public Accountant

2996 Grandview Avenue
Suite 300
Atlanta, Georgia 30305

To
The Shareholders
REDDY US THERAPEUTICS, INC.
Atlanta, Georgia



I have audited the accompanying Balance Sheets of Reddy US Therapeutics, Inc. (A Development Stage Company) as of March 31, 2002 and 2001 and the related statements of operations and retained deficit, and cash flows for the year and three months then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on our audit.

I conducted our audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that our audit provides a reasonable basis for our opinion.

In my opinion the financial statements referred to above present fairly, in all material respects, the financial position of Reddy US Therapeutics, Inc. as of March 31, 2002 and 2001 and the results of its operations and its cash flows for the year and three months then ended in conformity with generally accepted accounting principles.

HERBERT MILLER
Certified Public Accountant

April 19, 2002

AS AT MARCH 31

	2002	(US $) 2001
ASSETS		
Current assets		
Cash	1,455,797	1,521,025
Accounts receivable	61,853	6,543
Prepaid expenses	18,583	7,881
Total current assets	**1,536,233**	**1,535,449**
Property and equipment		
Equipment	353,503	180,899
Software	79,183	
Furniture	58,328	58,328
	491,014	239,227
Less: Accumulated depreciation	133,057	45,195
	357,957	194,032
Other assets		
Security deposits	12,318	64,364
Total	**1,906,508**	**1,793,845**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities		
Accounts payable	82,144	27,522
Deferred revenue (Note 2)	575,000	674,997
Total current liabilities	**657,144**	**702,519**
Stockholders equity (Note 6)		
Common stock, no par value, 10,000,000 shares authorised, 9,500,000 issued and outstanding	950	950
Additional paid-in capital	2,099,150	2,099,150
Retained deficit	(850,736)	(1,008,774)
	1,249,364	1,091,326
Total	**1,906,508**	**1,793,845**

See accountant's audit report and notes to these financial statements.

FOR THE YEAR ENDED MARCH 31

	For the year ended 2002	(US $) For three months ended 2001
REVENUE		
Research	2,249,997	475,003
Interest	40,082	22,645
	2,290,079	**497,648**
EXPENSES		
Administrative	410,610	90,214
Corporate	224,328	–
Development	37,922	–
Research	1,371,319	292,638
Depreciation	87,862	12,686
	2,132,041	395,538
Net income before income taxes	158,038	102,110
Income taxes (Note 4)	–	–
Net income	158,038	102,110
Retained deficit, beginning	(1,008,774)	(1,110,884)
Retained deficit, ending	**(850,736)**	**(1,008,774)**

See accountant's audit report and notes to these financial statements.

FOR THE YEAR ENDED MARCH 31	For the year ended 2002	(US $) For three months ended 2001
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	158,038	102,110
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	87,862	12,686
(Increase) in accounts receivable	(55,310)	(2,783)
(Increase) in prepaid expenses	(10,701)	(7,881)
Increase (decrease) in accounts payable	54,622	(29,613)
Increase (decrease) in deferred revenue	(99,997)	674,997
Net cash provided (used) by operating activities	134,514	749,516
CASH FLOWS FROM INVESTING ACTIVITIES		
Acquisition of property and equipment	(251,788)	(9,321)
Decrease in deposits	52,046	60,000
Net cash used by investing activities	(199,742)	50,679
Net increase (decrease) in cash	(65,228)	800,195
Cash, beginning	1,521,025	720,830
Cash, ending	**1,455,797**	**1,521,025**

See accountant's audit report and notes to these financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of Reddy US Therapeutics, Inc. (the Company) is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for the integrity and objectivity of the financial statements. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Organisation and basis of presentation

The Company was incorporated in the State of Georgia on November 9, 1999. The Company is a subsidiary of Reddy Antilles N.V., a subsidiary of Dr. Reddy Laboratories Ltd. which owns 8,500,000 of the 9,500,000 shares of common stock outstanding as of March 31, 2002. The Company was established in order to discover and develop novel pharmaceuticals to be sold or licensed. The Company commenced operations in 2000.

Concentrations

The Company is a subsidiary of Dr. Reddy Laboratories Ltd. The company derives all of its income, exclusive of interest, from a Research Agreement with Dr. Reddy Research Foundation, an affiliate of the Company's parent. The current Research Agreement commenced on June 14, 2001 and is effective for a term of five years. The agreement may be cancelled by either party for cause, upon 180 days notice.

Cash and cash equivalents

The Company maintains cash balances at a large banking institution, where accounts are insured by the Federal Deposit Insurance Corporation up to US$ 100,000. At March 31, 2002 the bank balances exceeded the insured amount by US$ 1,450,000.
For the purposes of the statement of cash flows, the Company considers all highly liquid debt financial instruments with maturity of three months or less to be cash equivalents. Cash equivalents are short-term, extremely liquid investments that are both readily convertible to known amounts and so near maturity that they present only a small risk of change in value because of short-term changes in interest rates. The carrying value approximates fair value because of the short-term maturity on these financial instruments.

Revenues and research and development costs

Revenues related to cost reimbursement provisions under the development contract are recognised as the costs associated with the projects are incurred. Research and development costs are expensed as incurred. Research and development costs were $ 2,132,041 for the year ended March 31, 2002 and $ 395,538 for the three months ended March 31, 2001.

Income taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the bases of property and for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred taxes also are recognised for operating losses that are available to offset future federal income taxes. A valuation allowance is provided for the amount of deferred tax assets, based on available evidence are not expected to be realised.

Depreciation

The Company's property and equipment are stated at cost and are depreciated using primarily the straight-line method.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly actual results could differ from those estimates.

2. RELATED PARTY TRANSACTIONS

The Company earned all of its revenue, exclusive of interest income from a Research Agreement with its parent company. Payments received from Dr. Reddy Research Foundation, an affiliate of its parent company, were $ 2,150,000 during the year ended March 31, 2002 and $ 1,150,000 during the three months ended March 31, 2001. The Company recognised $ 2,249,997 for the year ended March 31, 2002 and $ 475,003 for the three months ended March 31, 2001, as income from the Research Agreement. Deferred revenue of $ 575,000 and $ 674,997 represents the portion of the aforementioned payments yet to be recognised as revenue at March 31, 2002 and 2001.

3. LEASING ARRANGEMENTS

The Company leases office space and equipment under a non-cancelable operating lease. Rent expense was $95,153 for year ended March 31, 2002 and $22,994 for the three months ended March 31, 2001. The following is a schedule of future minimum lease payments required under the leases at March 31, 2002:

	(US $)
2003	92,602
2004	95,445

4. INCOME TAXES

Operating loss and tax credit carry forwards

The Company has a loss carry forward of $ 842,976 that may be offset against future taxable income and research and development credits totalling $75,200 that may be offset against future federal income taxes. If not used, the carry forwards and credit will expire in 2020.

Components – current and deferred

The provisions for income taxes consist of the following components:

	(US $)
Current tax expense	65,500
Deferred expense from timing differences	4,380
Total tax benefit	69,880
Less: Tax benefit of net operating loss carry forward	(69,880)
Tax provision	None

Deferred tax assets and liabilities consist of

Asset – tax benefit of operating loss	368,956
Asset – research credit	75,200
Liability – timing differences	(9,855)
Total tax benefit	434,301
Less: Valuation allowance	(434,301)
Net deferred taxes	None

5. SALARY DEFERRAL PLAN

Employees with over one year of service may join the Company sponsored 401(k) plan and elect to defer a portion of their compensation. The Company contributed to the plan $ 10,466 for year ended March 31, 2002 and $ 2,475 for the three months ended March 31, 2001.

6. STOCK OPTION PLAN

In 2000, the Company adopted the Reddy US Therapeutics, Inc. 2000 Equity Ownership Plan (the "Plan") to provide for the issuance of incentive stock options and non statutory stock options. When the Plan was established, the Company reserved 500,000 shares for issuance. Under the Plan, stock options may be granted at a price per share of not less than the fair market value of common stock on the date of grant. At March 31, 2002 options for 293,500 shares of the Company's common stock were outstanding.

Information with respect to plan activity is as follows:

	Number of Shares
Authorised and outstanding at December 31, 2000	–
Granted	186,000
Exercised	–
Outstanding March 31, 2001	186,000
Granted	109,500
Exercised	–
Cancelled	(2,000)
Outstanding March 31, 2002	293,500
Weighted average remaining contractual life	8.8 years

All options issued at $ 0.18, the weighted average per share.

On the first anniversary of the effective vesting date, participant shall vest in 25% of the option. For the three (3) years beginning on the first anniversary of the participant's employment date, participant shall vest in a portion of the option until fully vested. At December 31, 2001, options to purchase 68,430 shares of common stock were vested and exercisable at eighteen cents ($ 0.18) per share.

The Company has elected to Follow APB No. 25 and related interpretations in accounting for its stock options since, the alternative fair value accounting provided for under FAS 123 requires the use of option valuation models that were not developed for use in valuing stock options. Under APB Opinion No. 25, if the exercise price of the Company's stock options is equal to the fair market value of the underlying stock on the date of the grant, no compensation expense is recognised.

Proforma information regarding net income and net income per common share is required by FAS 123, which requires that the information be determined as if the Company has accounted for its common stock options granted subsequent to December 31, 1994 under the fair value method. Pro forma information is not presented since the compensation cost for the stock options is insignificant for the year ended March 31, 2002 and the three months ended March 31, 2001.

FOR THE PERIOD ENDING MARCH 31, 2002

Dear Shareholders,

In execution of the assignment entrusted to us by your Assemblêe Gênêrale of September 29, 2000, we are pleased to present our report of:

– the audited Financial Statements of REDDY CHEMINOR S.A. as appended to the present report,

– the specific verifications required by law, relating to the accounting period ending March 31, 2002.

The annual statements have been duly approved by the Board of Directors. Based on the audit carried out by us, we express our opinion on these statements.

I OPINION ON ANNUAL FINANCIAL STATEMENTS

We have carried out our audit in compliance with the standards of the profession. These standards require due diligence to be exercised to gain reasonable assurance that the annual statements do no include any significant anomalies. An audit consists in examining, with the aid of samples, the elements of audit evidence justifying the data contained in these statements. It also involves assessing th accounting principles used and estimations chosen in the closing of accounts together with an overall assessment of the manner in which these elements are presented. We consider that our controls form a reasonable basis for the opinion expressed here below.

We certify that the annual statements are in order and fairly present the result of the operations for the period ended, and the financial position and assets of the Company at the close of this accounting period.

		Euros
Balance sheet total	:	3,476,338
Income statement total	:	8,058,024
Profit	:	124,929

II SPECIFIC VERIFICATIONS AND INFORMATION

We have also performed, in accordance with the standards of the profession, the specific verifications provided for by law.

We have no comments to make concerning the fairness, and agreement with annual statements, of the information provided both in the Minutes of the Supervisory Board's Meeting and in the documents addressed to the stockholders concerning the financial position and the annual statements.

In accordance with section 243A of the tax code, we hereby inform you that dividends have been distributed for the three last financial years.

Years	Dividends paid per share	Tax credit per share
1998 / 1999	–	–
1999 / 2000	8 Euros	4 Euros
2000 / 2001	16 Euros	8 Euros

On behalf of the Commissariat et Audit Co.
A French audit company
registered with the Versailles Appeals Court

Corporate representative and technical manager
Yannick LURIENNE
registered with the Versailles Court of Appeals
56, rue du Grand Faubourg
28000 Chartres
France

Chartres
May 6, 2002

		Fiscal Year closed on March 31, 2002 Gross 1		Depreciation and provisions 2	Net 3	Euros March 31, 2001 Net 4
ASSETS						
Subscribed capital uncalled [1]	AA					
Intangable fixed assets						
Establishment costs	AB		AC			
Research and development costs	AD		AE			
Concessions, patents, licences, trade marks, processes, software, rights and similar assets	AF	9,656	AG	9,656		339
Goodwill	AH		AI			
Other intangible assets	AJ		AK			
Advances and deposits on intangible assets	AL		AM			
Tangible fixed assets						
Land	AN		AO			
Constructions	AP		AQ			
Fixtures and fittings	AR		AS			2,699
Other tangible assets	AT	138,204	AU	56,910	81,294	65,912
Tangible fixed assets in progress	AV		AW			
Advances and deposits	AX		AY			
Financial fixed assets						
Participating interests	CS		CT			
Debts receivable related to participating interests	CU		CV			
Portfolio long-term investment securities	BB		BC			
Other long-term investment securities	BD		BE			
Loans	BF		BG			
Other financial assets	BH	9,791	BI		9,791	7,432
Total (II)	**BJ**	**157,651**	**BK**	**66,566**	**91,085**	**76,382**
CURRENT ASSETS						
Stocks and work-in-progress						
Raw materials and other consumables	BL		BM			
Work-in-progress (goods)	BN		BO			
Work-in-progress (services)	BP		BQ			
Semi-finished and finished goods	BR		BS			
Goods for resale	BT	582,124	BU		582,124	312,065
Advance and deposits paid to suppliers	BV		BW			
Debts receivable						
Accounts receivable	BX	2,344,335	BY	72,238	2,272,097	610,648
Other receivables	BZ	270,572	CA		270,572	76,171
Subscribed capital – called but not paid	CB		CC			
Cash and cash equivalents						
Short-term investments	CD	36,970	CE		36,970	336,087
Liquid assets	CF	157,352	CG		157,352	581,126
Stabilisation accounts						
Prepaid expenses	CH	42,730	CI		42,730	9,251
Total (III)	**CJ**	**3,434,083**	**CK**	**72,238**	**3,361,845**	**1,925,348**
Deferred charges (IV)	CL					
Loan redemption premiums (V)	CM					
Realisable exchange losses (VI)	CN	23,408			23,408	22,347
Grand total	**CO**	**3,615,142**	**1A**	**138,804**	**3,476,338**	**2,024,077**
Returns: (1) right on lease (2) Part -d'lan Net assets			CP	(3) Part d'lan	CR	
Clause to reserve of property: Assets		Stocks:				

251

AS AT MARCH 31

		2002	Euros 2001
CAPITAL AND RESERVES			
Share capital (Deposited ....40,000)	DA	40,000	40,000
Premiums on shares issued, mergers, contributions	DB		
Revaluation reserve	DC		
Legal reserves [3]	DD	4,000	3,811
Statutory or contractual reserves	DE		
Tax-regulated reserves	DF		
Other reserves	DG	359,873	255,726
Profit / loss carried forward	DH		
Profit or loss for the financial year	DI	124,929	144,336
Investment grants	DJ		
Tax-regulated provisions	DK		
Total (I)	**DL**	**528,802**	**443,873**
Other shareholder's equity			
Loan from Government	DM		
Conditional advance from Government	DN		
Total (II)	**DO**		
Provision for liabilities and charges			
Provision for liabilities	DP	14,000	
Provision for charges	DQ		
Total (III)	**DR**	**14,000**	
Debts payable			
Convertible debenture loans	DS		
Other debenture loans	DT		
Loans and debts payable to credit institutions	DU		
Dividends payable	DV		48
Advance and down payments from customers	DW		
Accounts payable	DX	2,801,669	1,492,172
Social and tax debt	DY	73,094	64,111
Creditors for fixed assets	DZ		1,220
Other debts	EA	31,146	
Accruals and deferrals			
Deferred income	EB		
Total (IV)	**EC**	**2,905,909**	**1,557,551**
Realisable exchange gain (V)	**ED**	**27,627**	**22,653**
Grand total (I to V)	**EE**	**3,476,338**	**2,024,077**

Explanation to Balance Sheet

1)	Revaluation gap capital incorporated		IB		
		special revaluation reserve (1959)	IC		
2)	Whose	Free revaluation gap	ID		
		Revaluation reserve (1976)	IE		
3)	Special reserve of long term capital gain		EF		
4)	Debts and accrued expenses less than one year		EG	2,905,909	1,557,551
5)	Current banking competition, bank credit balance and CCP		EH		

FOR THE YEAR ENDED MARCH 31

							Euros	
							2002	**2001**
OPERATING INCOME		**France**		**Exports**				
Sale of traded goods	FA	1,211,206	FB	6,209,425	FC		7,420,631	7,403,240
Sale of manufactured goods and	FD		FE	6,960	FF		6,960	
services	FG	3,812	FH	493,908	FI		497,720	72,456
Net turnover	**FJ**	**1,215,018**	**FK**	**6,710,293**	**FL**		**7,925,311**	**7,475,696**
Variation in stock					FM			
Own work capitalised					FN			
Subsidies received					FO			
Provisions (and depreciation) written back, charges transferred					FP		33,519	25,439
Other income					FQ			1
Total income (I)					**FR**		**7,958,830**	**7,501,136**
Operating charges								
Purchase of goods for resale					FS		6,413,994	5,211,129
Variation in stock					FT		-270,059	765,647
Purchase of raw materials and other supplies (including custom rights)					FU		3,506	1,662
Variation in stock					FV			
Other purchases and external costs [(3) (6 bis)]					FW		1,125,653	926,574
Taxes, levies and similar payments					FX		10,435	6,928
Salaries and wages					FY		270,206	221,673
Social security costs					FZ		114,439	85,109
Appropriations to depreciation and provisions								
Fixed assets – Appropriations to depreciation					GA		29,287	27,109
– Appropriations to provisions					GB			
Current assets; appropriations to provisions					GC		23,551	48,687
Liabilities and charges; appropriations to provisions					GD		14,000	
Other charges [(12)]					GE			
Total operating charges (II)					**GF**		**7,735,012**	**7,294,518**
1. OPERATING PROFIT OR LOSS					**GG**		**223,818**	**206,618**
Share of joint venture profit or loss								
Profit transferred (III)					GH			
Loss transferred (IV)					GI			
Financial income								
Participating interests					GJ			
Other financial fixed assets securities and debts recoverable					GK			
Other interests and similar income					GL		4,646	22,288
Provisions written back and charges transferred					GM			6,682
Foreign exchange gain					GN		72,661	189,291
Net income on realisation of short-term investment securities					GO		10,775	12,854
Total financial income (V)					**GP**		**88,082**	**231,115**
Financial charges								
Appropriations to depreciation and provisions					GQ			
Interests and similar charges [(6)]					GR		200	36
Foreign exchange loss					GS		118,616	212,343
Loss on sale of short-term investment securities					GT			
Total financial charges (VI)					**GU**		**118,816**	**212,379**
2. Financial profit or loss (V-VI)					**GV**		**-30,734**	**18,736**
3. Profit or loss before extraordinary items (I-II+III-IV+V-IV)					**GW**		**193,084**	**225,354**

FOR THE YEAR ENDED MARCH 31

		Euros 2002	2001
EXTRAORDINARY INCOME			
Operating transactions	HA	527	902
Capital transactions	HB	10,585	2
Provisions written back and charges transferred	HC		
Total extraordinary income (VII)	**HD**	**11,112**	**905**
Extraordinary charges			
Operating transactions	HE	157	31
Capital transactions	HF	8,976	
Appropriations to depreciation and provisions	HG	2,548	329
Total extraordinary expenses (VIII)	**HH**	**11,681**	**360**
4. Extraordinary profit or loss (VII-VIII)	**HI**	**-569**	**545**
Employees' share in the results (IX)	HJ		
Income tax (X)	HK	67,586	81,563
Total income (I+III+V+VII)	**HL**	**8,058,024**	**7,733,156**
Total expenditure (II+IV+VI+VIII+IX+X)	**HM**	**7,933,095**	**7,588,820**
5. Profit or loss (total income – total expenditure)	**HN**	**124,929**	**144,336**
Explanation to the Statement of Income			
1) Whose partial disposable products on long-term operations	HO		
2) Whose – Products of property rentals	HY		
– Products of utilisation related to earlier fiscal year (in detail (8) below)	IG		
3) Whose – Capital lease transferable	HP		
– Capital lease untransferable	HQ		
4) Utlisation costs related to earlier fiscal year (in detail (8) below)	IH		
5) Products regarding the linked companies	IJ		
6) Interests regarding the linked companies	IK		
(6 bis) Donations given to organisations of general interests (art 238 bis of C.G.I)	HX		
9) Transfer costs	A1	33,519	9,432
10) Personal contributions of the developer [13]	A2		
11) Royalty for concessions of patent and licence (products)	A3		
12) Royalty for concessions of patent and licence (costs)	A4		
13) Personal complementary premium and contribution — Optional	A6		
Compulsory	A9		

7) Details of income and exceptional costs	For the year ended March 31, 2002 Exceptional Costs	Exceptional income
Transferable assignment	8,976	10,585
Untransferable subsidies	2,548	
Various Regulations	157	527

(8) Details of income and costs on earlier fiscal year	For the year ended March 31, 2001 Earlier Costs	Earlier income

Annexed to the Statement of Balance Sheet Accounts and to the Income Statement

According to the Balance Sheet for the fiscal year ended on the March 31, 2002, the total of the Balance Sheets is Euros 3,476,338, and the Statement of Income prepared under the form of list shows a result of Euros 124,929.

The Fiscal year has a duration of 12 months, covering a period from April 1, 2001 to March 31, 2002.

The general accounting principle has been applied as per the principle of conservatism and is in conformity with the following hypothesis:

- Continuity of operation
- Consistency of accounting method from one fiscal year to the other
- Independence of fiscal years

and according to the general rules of preparation and presentation of the annual accounts.



The basic method for the evaluation of the included elements in accounting is the method of historical costs.

Only the significant informations are indicated.

AS AT MARCH 31, 2002

Categories A		Opening Gross Block Value	Increase Revaluation	Increase Acquisition
Intangible fixed assets				
Establishment cost for research and development	**(I)**			
Other intangible assets	**(II)**	9,656		
Tangible fixed assets				
Land				
Construction on own land				
Construction on others land				
General installations and sundry improvements				
Fixtures and Fittings		7,468		
Various general set-up, construction		21,685		2,537
Transport equipment		8,918		
Office and computer equipment		75,123		50,466
Recovered packing and others				
Current capital assets				
Advance and down-payments				
	(III)	**113,194**		**53,003**
Financial fixed assets				
Investment in equity				
Other investments				
Other asseted items				
Loan and other financial assets		7,432		2,511
	(IV)	**7,432**		**2,511**
Gross total (I+II+III+IV)		**130,282**		**55,514**

Categories B		Reductions Internal transfers	Reductions Sale	Closing Gross Block Value	Original revaluation value
Intangible fixed assets					
Estabishment cost for research and development	**(I)**			9,656	
Other intangible assets	**(II)**				
Tangible fixed assets					
Land					
Construction on own land					
Construction on others land					
General installations and sundry improvements					
Fixtures and Fittings			7,468		
Various general set-up, construction			299	23,923	
Transport equipment			8,918		
Office and computer equipment			11,308	114,281	
Recovered packing and others					
Current capital assets					
Advance and down-payments					
	(III)		**27,993**	**138,204**	
Financial fixed assets					
Investment in equity					
Other investments					
Other asseted items					
Loan and other financial assets			152	9,791	
	(IV)		**152**	**9,791**	
Gross total (I+II+III+IV)			**28,145**	**157,651**	

AS AT MARCH 31, 2002

Categories A		Position and movements during the fiscal year			Euros
Depreciated Fixed assets		*Opening cumulative depreciation*	*Increases: appropriations for the fiscal year*	*Decreases in depreciation for the fiscal year*	*Closing cumulative depreciation*
Intangible fixed assets					
Establishment cost for research and development	**(I)**				
Other intangible assets	**(II)**	9,317	339		9,656
Tangible fixed assets					
Land					
Construction on own land					
Construction on others land					
General installations and sundry improvements					
Fixtures and fittings		4,767	2,699	7,466	
Various general setup, construction		5,456	2,658	299	7,815
Transport equipment		954	167	1,121	
Office and computer equipment		33,405	25,971	10,281	49,095
Recovered packing and others					
	(III)	**44,582**	**31,495**	**19,167**	**56,910**
	Gross total (I+II+III)	**53,899**	**31,834**	**19,167**	**66,566**

Categories B		Appropriations for the fiscal year			Categories C	Euros Derogatory Dep. Provision
Depreciation Fixed Assets		**Components depreciated on a straight line basis**	**Components depreciated on a written down value basis**	**Extraordinary appropriations**	**Depreciation**	**Reduction in depreciation**
Intangible fixed assets						
Establishment cost for research and development	**(I)**					
Other intangible assets	**(II)**	339				
Tangible fixed assets						
Land						
Construction on own land						
Construction on others land						
General installations and sundry improvements						
Fixtures and fittings		685		2,014		
General setup, construction & others		2,658				
Transport equipment		167				
Office and computer equipment		4,813	20,625	533		
Recovered packing and others						
	(III)	**8,323**	**20,625**	**2,548**		
	Gross total (I+II+III)	**8,662**	**20,625**	**2,547**		

Categories D Cost movement to be divided on several fiscal years				Euros
	Net amount at starting of fiscal year	Increase	Fiscal subsidies on depreciation	*Net amount at end of fiscal year*
Cost movement to be divided on several fiscal years				
Liabilities repayment premium				

AS AT MARCH 31, 2002

	Amount at the beginning of fiscal year	Increases: appropriations for the fiscal year	Decreases for amounts written back for the fiscal year	Euros Amount at the end of fiscal year
Tax-regulatory provisions				
Provisions for rebuilding oil field and mine				
Provisions for investment				
Provisions for rise in price				
Derogatory depreciation				
30% exceptional increase				
Tax provision for setting up abroad before 01/01/92				
Tax provision for setting up abroad after 01/01/92				
Provisions for loan instalment				
Other regulated provisions				
Total I				
Provisions for liabilities and charges				
Provisions for litigation				
Provisions for guarnatee given to customers				
Provisions for loss on financial market				
Provisions for amends and penalties				
Provisions for devaluation of currency				
Provisions for purchases and similar obligations				
Provisions for taxes				
Provisions for renewal of assets				
Provisions for gross repairs				
Provisions for payroll-related costs and tax costs on paid holidays				
Other provisions for risks and charges		14,000		14,000
Total II		**14,000**		**14,000**
Provisions for diminution in value				
On intangible fixed assets				
On tangible fixed assets				
On recognised items				
On shareholding items				
On other financial assets				
On stocks and outstanding discounted bills				
On customer's accounts	48,687	23,551		72,238
Other provisions for depreciation				
Total III	**48,687**	**23,551**		**72,238**
Grand total (I+II+III)	**48,687**	**37,551**		**86,238**

Appropriations for the fiscal year:				
– Operating		37 551		
– Financial				
– Extraordinary				

Recognised items: Amount of the depreciation of the fiscal year (Art. 39-1-5 of CGI)

AS AT MARCH 31, 2002

Categories A — Accounts receivable	Gross amount	Less than 1 year	Euros More than 1 year
From fixed assets			
Debts receivable linked to participating interests			
Loans [1][2]			
Others	9,791	9,791	
From current assets			
Provision for bad debts	72,238	72,238	
Other customers	2,272,097	2,272,097	
Credits represented by loaned items			
Personnel and linked accounts			
Social security and social organisations			
Tax on profits	11,659	11,659	
Value added tax	176,474	176,474	
Other taxes and similar instalments			
Others			
Due from groups and associated companies [2]	51,917	51,917	
Various debtors	30,522	30,522	
Prepaid costs	42,730	42,730	
Total	**2,667,428**	**2,667,428**	

(1) Approved loan during fiscal year
(1) Obtained refund during fiscal year
(2) Loans and advances accommodated to associates

Categories B — Accounts payable	Gross amount	Less than 1 year	From 1-5 years	Euros More than 5 years
Convertible debenture loans [1]				
Other debenture loans [1]				
Borrowings and debts from creditors: [1]				
– To a year from origin				
– Above 1 year of origin				
Borrowings and various financial debts [1][2]				
Suppliers and related accounts	2,801,669	2,801,669		
Personnel and related accounts	10,113	10,113		
Social security and other social organisations	60,367	60,367		
Tax on profits				
Value added tax				
Guaranteed obligations				
Other taxes and similar instalments	2,614	2,614		
Debts on assets & linked accounts				
Due to groups and associated companies [2]				
Other debts	31,1476	31,146		
Represented debts from borrowed items				
Advance received				
Total	**2,905,909**	**2,905,909**		

(1) Subscribed borrowing during fiscal year
Repaid borrowals during fiscal year
(2) Borrowings, loans and debts received from associates

AS AT MARCH 31, 2002

Relevant elements of the Balance Sheet	Amount regarding the companies Related party	In which the company has a participation	Euros Amount of debts and credits represented by commercial effect
Subscribed capital, uncalled			
Intangible assets			
Advances and down payments			
Tangible assets			
Advances and down payments			
Financial assets			
Equity interests			
Credits tied to equity interests			
Loans			
Other claimed assets			
Other financial assets			
Total assets			
Advances and down payments made on demand			
Receivables			
Customer credits and tie up accounts	10,760		
Other credits	51,917		
Subscribed capital called, not credited			
Total receivables	**62,677**		
Securities of investment			
Liquid assets			
Payables			
Convertible bond issue			
Others convertibles bond			
Borrowings and debts to credit institutions			
Various financial borrowings and debts			
Advances and down payments received on current demand			
Accounts payable and related account	2,591,738		
Debts on fixed assets and related account			
Other debts			
Total payables	**2,591,738**		

AS AT MARCH 31

	2002	Euros 2001
OTHER CREDITS		
40980000 Supplies to be received	30,522	
Total	**30,522**	
AVAILABILITY		
51870000 Accrued interests to be received	120	500
Total	**120**	**500**
Gross total	**30,642**	**500**

AS AT MARCH 31		
		Euros
	2002	**2001**
ACCOUNTS PAYABLE AND LINKED ACCOUNTS		
40811000 F.N.P. Exterior services	718	673
40811300 F.N.P. Rent	11,444	1,729
40811500 F.N.P. Maintenance	3,074	514
40811600 F.N.P. Insurance Premium	4,134	
40811800 F.N.P. Documentation	2,093	
40812200 F.N.P. Fees	55,004	136,585
40812400 F.N.P. Transport Charges	1,435	1,000
40812500 F.N.P. Travelling	4,668	1,175
40812600 F.N.P. Telecommunications	3,229	3,254
40817100 F.N.P. Exceptional costs	16,587	16,586
Total	**102,386**	**161,516**
Fiscal debts		
42820000 Lease allowance to be paid	9,767	8,857
42862500 Travelling charges to be paid		733
43860000 Other social charges to be paid	1,067	779
43863700 Organic to be paid	3,566	3,361
43865000 Lease costs to be paid	4,169	3,767
44860000 Other charges to be paid	1,504	282
44863500 Local tax on businesses to be paid	1,110	381
44866900 Back duty to be paid		11
Total	**21,183**	**18,171**
Debts on fixed assets and linked accounts		
40840000 F.N.P. supply of capital assets		1,220
Total		**1,220**
Other Debts		
41980000 Credit note customers to establish	31,147	
Total	**31,147**	
Gross total	**154,716**	**180,907**

48661300 C.C.A. Rent	34,946	1,950
48661500 C.C.A. Maintenance	4,530	6,300
48661600 C.C.A. Insurance	2,701	907
48661800 C.C.A. Documentation	553	94
Total general	**42,730**	**9,251**

AS AT MARCH 31, 2002

Different title categories	Nominal value	Number of titles			Euros
		Starting of fiscal eyar	Created during the fiscal year	Repayment during fiscal year	End of fiscal year
Shares	16.00	2,500			2,500

		France	Exports	Total (Euros)
Sales of finished goods				
Sales of semi-finished goods			6,960	6,960
Sales of remaining goods				
Labour				
Research				
Service charges			236,843	236,843
Sales of commodities		1,211,206	6,209,425	7,420,631
Production of supplementary activities		3,812	257,065	260,877
	Total	**1,215,018**	**6,710,293**	**7,925,311**

	Profit before Tax	Income Tax	Profit after Tax (Euros)
+ Current balance	193,084	67,786	125,298
+ Special balance	-569	-200	-369
– Equity interest of employees			
Counted profit	**192,515**	**67,586**	**124,929**

Nature of remeasurement		Monetary assets	Difference cleared by exchange cover	Provision for devaluation of currency	Monetary liabilities (Euros)
On non-financial fixed assets					
On financial fixed assets					
On credits					27,627
On financial debts					
On operating debts		23,408	23,408		
On debts on fixed assets					
	Total	**23,408**	**23,408**		**27,627**

	Euros
RESULTS OF THE FISCAL YEAR AFTER TAX	124,929
+ Tax on profit	67,586
+ Extra tax related to distributors	
– Credit tax on profit	
Result before tax	192,515
Variation of regulated provisions (Subsidies – recovery)	
Provision for investments	
Provision for rise in price	
Provision for current fluctuation	
Depreciation effects	
Other controlled provisions	
Results of derogatory assessment of fiscal year before tax	**192,515**



(Decret 83-1020 of 29-11-1983 – Article 24-24)

INCREASE OF FUTURE DEBT OF TAX	
Controlled Provisions:	
– Derogatory depreciation	
– Provisions for rise in price	
– PRovisions for current fluctuation	
Others:	
Total	
FUTURE DEBT RELIEF OF TAX	
Non deductible provisions on accounting year:	
– Provisions for paid leave	
– Equity interest of salaried	
Others:	
Organic	3,566
Total	**3,566**
Reputed depreciation recorded	
Reported deficit	
Long-term depreciation / capital loss	

AS AT MARCH 31, 2002

	Salaried Staff	Staff at the disposal of the company
Managerial staff	4	
Supervisors and technicians		
Employees	4	
Labourers / workers		
Total	**8**	**–**

FOR THE PERIOD ENDING MARCH 31, 2002

Dear Shareholders,

In our capacity as the Statutory Auditors of your Company, we hereby present our report on regulated agreements.

Under Article L 225-40 of the new commercial code, we have been informed about a new agreement signed during the period after authorisation.

It is not our responsibility to look for other agreements that may exist or to pass judgement on whether any agreements are useful or worthwhile, but to inform you, based on the information provided us, of the basic features and details of those agreements of which we have been notified. It is up to you, based on the terms of Article 92 of the Decree of 23 March 1967, to assess whether it is in your interest to enter into these agreements before approving them.

Our due diligence consisted of ensuring, in accordance with current professional standards in France, that the information we have been given is consistent with the documents on which it is based.

A list of the Directors affected by these agreements is given on the last page.

NEW AGREEMENT SIGNED DURING THE PERIOD AFTER AUTHORISATION

Authorisation

Supervisory board meeting of April 2, 2001

Nature of the agreement

Payment on behalf of the Dr REDDY'S LABORATORIES LTD.

Terms

Your Company has paid Euro 51,917 on behalf of Dr. REDDY'S LABORATORIES LTD for the purchase of the company MERIDIAN. A debit note will be issued.

Moreover, under the Decree of March 23, 1967, we have been notified that the following agreements that had been approved during previous financial years have remained in effect even during the current financial year.

AGREEMENTS REACHED IN PREVIOUS YEARS THAT HAVE REMAINED IN EFFECT THIS YEAR

A – Agreement with Qualifarma

AGREEMENT 1

Authorisation

Supervisory Board meeting of April 9, 1999.

Nature of the agreement

Invoicing Qualifarma for commissions on commercial services for Qualifarma and fees for administrative and commercial services.

Terms

Your Company billed the amount of EUR 2,534,703 for commissions and services for the year.

AGREEMENT 2

Authorisation

Supervisory Board meeting of April 9, 1999.

Nature of the agreement

Rebilling travel expenses incurred by your Company on behalf of Qualifarma

Terms

Nothing was invoiced during the year.

B – Agreements with Mr Luc Lamirault

Authorisation

Supervisory Board meeting of December 15, 1993.

Nature of the agreement

Reimbursement of expenses

Terms

The Company took responsibility for the following expenses incurred by Mr Luc Lamirault:

- Travel and miscellaneous : EUR 35,771
- MIleage : EUR 2,420
- Entertainment : EUR 2,288

It is your responsibility to vote on the agreements covered in this report.

On behalf of the Commissariat et Audit Co.
A French audit company
registered with the Versailles Appeals Court

Corporate representative and technical manager
Yannick LURIENNE
registered with the Versailles Court of Appeals
56, rue du Grand Faubourg
28000 Chartres
France

Chartres
May 6, 2002

Mr Luc Lamirault — Sole General Manager
Director of the Company: Qualifarma S.L.2

Company Dr. Reddy's Laboratories Ltd
Represented by Mister Gunupati Venkateswara Prasad — Member of the Board of Directors

This page has been intentionally left blank

Your Directors have pleasure in presenting the 12th Annual Report with audited accounts of the Company for the year ended March 31, 2002.

FINANCIAL RESULTS

The loss for the year ended March 31, 2002 was Rs. 2,137/-.

DIRECTORS RESPONSIBILITY STATEMENT

In terms of section 217 (2AA) of the Companies Act, 1956 your Directors confirm as under:

1. In preparation of annual accounts, the applicable accounting standards have been followed along with proper explanation relating to material departures;
2. We have selected such accounting policies and applied them consistently and made judgements and estimates that are reasonable and prudent so as to give a true and fair view of the state of affairs of the Company at the end of the financial year 2001-2002 and of profit of the Company for that period;
3. We have taken proper and sufficient care for the maintenance of adequate accounting records in accordance with the provisions of this Act for safeguarding the assets of the Company and or preventing and detecting fraud and other irregularities;
4. We have prepared the annual accounts on an ongoing concern basis.

AUDITORS

M/s. A Ramachandra Rao & Co., Chartered Accountants, the Statutory Auditors of the Company retire at the ensuing Annual General Meeting and are eligible for reappointment.

DIRECTORS

Mr. G V Prasad and Ms. G Anuradha, Directors of the Company, retire by rotation and being eligible, offer themselves for re-appointment.

PARTICULARS OF EMPLOYEES

There are no employees who are drawing salary more than the amount as specified Under the provisions of section 217(2A) of the Companies Act, 1956 read with Companies (Particulars of Employees) Rules, 1975 as amended. Hence the relevant provisions are not applicable to the Company.

CONSERVATION OF ENERGY RESEARCH AND DEVELOPMENTS, TECHNOLOGY ABSORPTION, FOREIGN EXCHANGE EARNING AND OUTGO

The particulars as prescribed under subsection (1) (e) of 217 of the Companies Act, 1956, read with the Companies (Disclosure of particulars in the report of Board of Directors) Rules, 1988 are not applicable to your Company.

ACKNOWLEDGMENTS

Your Directors wish to express their gratitude to all concerns for the co-operation to the Company during the year.

for and on behalf of the board

Hyderabad
April 15, 2002

G V PRASAD
Director

A RAMACHANDRA RAO & CO.
Chartered Accountants

3-6-369/A/11
1st Floor, Street No. 1
Himayathnagar
Hyderabad 500 029
Grams: CONSULT
Phone: +91-(0)40-7633677
Fax: +91-(0)40-7639746
E-mail: ramachandra@satyam.net.in

To
The Members of
CHEMINOR INVESTMENTS LTD.

We have audited the attached Balance Sheet of M/s. Cheminor Investments Ltd., as at March 31, 2002 and the Profit and Loss Account for the year ended as on that date annexed thereto and report that:

1. As required by the Manufacturing and Other Companies (Auditors' Report) Order, 1988, issued by the Company Law Board in terms of section 227 (4A) of the Companies Act, 1956, we enclose in the annexure a statement on the matters specified in paragraphs 4 and 5 of the said Order.

2. Further to our comments in the annexure referred to in paragraph (1) above, we state that:
   a) We have obtained all the information and explanations which to the best of our knowledge and belief were necessary for the purpose of our audit.
   b) In our opinion, proper books of accounts as required by law have been kept by the Company so far as appears from our examination of such books of the Company.
   c) The Balance Sheet and the Profit and Loss Account dealt with by this Report are in agreement with the Books of Account of the Company.
   d) In our opinion, the Profit and Loss Account and the Balance Sheet do comply with the Accounting Standards to the extent applicable referred to in sub-section (3C) of section 211 of the Companies Act, 1956.
   e) On the basis of the written representation received from the Directors, and taken on record by the Board of Directors, we report that none of the Directors are disqualified as on March 31, 2002 from being appointed as a Director in terms of clause (g) of sub-section (1) of section 274 of the Companies Act, 1956.
   f) In our opinion and to the best of our information and according to the explanations given to us, the said accounts read with the notes thereon, gives the information required by the Companies Act, 1956 in the manner so required and give a true and fair view.
      i) In so far as it relates to the Balance Sheet, of the state of affairs of the Company as at March 31, 2002, and
      ii) In so far as it relates to the Profit and Loss Account, of the Loss of the Company for the year ended on that date.

for A RAMACHANDRA RAO & CO.
Chartered Accountants

Hyderabad
April 15, 2002

P S R V V SURYA RAO
Partner

(REFERRED TO IN PARAGRAPH (1) OF OUR REPORT OF EVEN DATE)

1. The Company has maintained proper records showing full particulars including quantitative details and situation of fixed assets. All the fixed assets have been physically verified by the management during the year and to the best of our knowledge, no material discrepancies have been noticed on such verifications.
2. None of the fixed assets have been revalued during the year.
3. The Company has not obtained any loans secured or unsecured from companies, firms or other parties listed in the Register required to be maintained under sections 301 and 370(1-C) of the Companies Act, 1956.
4. The Company has not granted any loans secured or unsecured to companies, firms or other parties listed in the register required to be maintained under sections 301 and 370(1-C) of the Companies Act, 1956.
5. In our opinion, and in accordance with the information and explanations given to us, there are adequate internal control procedures commensurate with the size of the Company and the nature of its business for the purchase of assets.
6. The Company has not accepted any deposits from the public during the year.
7. According to information and explanations given to us, no undisputed amounts payable in respect of Income Tax, Wealth Tax, Sales Tax, Customs Duty and Excise Duty were outstanding as at March 31, 2002 for a period of more than six months from the date they became payable.
8. According to the information and explanations given to us, no personal expenses of employees or Directors have been charged to the revenue account, other than those payable under contractual obligations or in accordance with generally accepted business practices.
9. The Company has not granted any loans and advances on the basis of the security by way of pledge of shares, debentures and other similar securities.
10. Item Nos. 4(A)(iii), (iv), (v), (vi), (ix), (xi), (xii), (xiv), (xv), (xvi), (xvii), (xx) and 4(D) (ii), (iii) of the said order are not applicable in the case of the Company.

for A RAMACHANDRA RAO & CO.
Chartered Accountants

Hyderabad
April 15, 2002

P S R V V SURYA RAO
Partner

AS AT MARCH 31

Particulars	Schedule	2002	(Rs) 2001
SHAREHOLDERS' FUNDS			
Share capital	1.01	1,345,930	1,345,930
Loan funds			
Unsecured funds	1.02	8,965	8,965
Total		**1,354,895**	**1,354,895**
Fixed assets	1.03		
(Land & buildings)			
Gross block		1,272,625	1,272,625
Less: depreciation		8,296	7,259
Net block		1,264,329	1,265,366
CURRENT ASSETS, LOANS & ADVANCES			
A. Current assets	1.04	13,781	14,281
B. Less: Current liabilities	1.05	16,433	15,833
C. Net Current assets		-2,652	-1,552
MISCELLANEOUS EXPENDITURE	1.06	7,965	7,965
Profit & Loss Account		85,253	83,116
Total		**1,354,895**	**1,354,895**
Notes to accounts	3.00		



Schedule Nos. 1.01 to 1.06 and schedule 3.00 are an integral part of this Balance Sheet and should be read in conjunction therewith.

As per our report attached to the Balance Sheet

for A RAMACHANDRA RAO & CO.
Chartered Accountants

P S R V V SURYA RAO
Partner

Hyderabad
April 15, 2002

For and on behalf of the Board

DR. K ANJI REDDY — Director
G V PRASAD — Director

Particulars	Schedule	2002	(Rs) 2001
INCOME		–	–
EXPENDITURE			
Administrative expenses	2.01	1,100	2,125
Depreciation		1,037	1,037
Loss for the year		2,137	3,162
Loss for the earlier years brought forward		83,116	79,954
Transferred to Balance Sheet		85,253	83,116

Schedule Nos. 2.01 and schedule No. 3.00 form an integral part of this Profit & Loss Account and should be read in conjunction therewith.

As per our report attached to the Balance Sheet

for A RAMACHANDRA RAO & CO.
Chartered Accountants

P S R V V SURYA RAO
Partner

Hyderabad
April 15, 2002

For and on behalf of the Board

DR. K ANJI REDDY — Director
G V PRASAD — Director

AS AT MARCH 31

	2002	(Rs) 2001

SHARE CAPITAL

	2002	2001
Authorised		
150,000 Equity shares of Rs. 10 each	1,500,000	1,500,000
200, 12% Cumulative redeemable preference shares of Rs. 100/- each	20,000	20,000
Total	**1,520,000**	**1,520,000**
Issued, subscribed & paid up		
134,513 Equity shares of Rs. 10/- each. All shares held by Dr. Reddy's Laboratories Ltd. (previous year 134,508 Equity shares of Rs. 10/- each)	1,345,130	1,345,130
8, 12% Cumulative redeemable preference shares of Rs. 100/- each	800	800
Total	**1,345,930**	**1,345,930**

	2002	2001
Unsecured Loans (including accrued interest)		
From Directors	8,965	8,965
Total	**8,965**	**8,965**

FIXED ASSETS

(Rs)

Description	Gross block at cost			Depreciation			Net block	
	As on 01.04.2001	Additions during the year	As on 31.03.2002	As on 01.04.2001	For the year	As on 31.03.2002	As on 31.03.2002	As on 31.03.2001
Land	1,208,993	–	1,208,993	–	–	–	1,208,993	1,208,993
Buildings	63,632	–	63,632	7,259	1,037	8,296	55,336	56,373
Total	**1,272,625**	**–**	**1,272,625**	**7,259**	**1,037**	**8,296**	**1,264,329**	**1,265,366**
Previous year	1,272,625	–	1,272,625	6,222	1,037	7,259	1,265,366	1,266,403

CURRENT ASSETS, LOANS & ADVANCES

(Rs)

	2002	2001
Current assets		
Balance with scheduled banks in current account	13,732	14,232
Cash balance on hand	49	49
Total	**13,781**	**14,281**

AS AT MARCH 31

Particulars	2002	(Rs) 2001

CURRENT LIABILITIES & PROVISIONS

	2002	2001
Sundry creditors for expenses	16,433	15,833
Total	**16,433**	**15,833**

MISCELLANEOUS EXPENDITURE

	2002	2001
Preliminary expenses (to the extent not written off or adjusted)	7,965	7,965
Total	**7,965**	**7,965**

Particulars	Year ended 31.03.2002	(Rs) Year ended 31.03.2001

ADMINISTRATIVE EXPENSES

	Year ended 31.03.2002	Year ended 31.03.2001
Filing fee	600	1,500
Auditors' remuneration		
Audit fee	500	500
Bank charges	–	125
Total	**1,100**	**2,125**

NOTES TO THE ACCOUNTS

1. The 12% Cumulative redeemable preference shares are redeemable at par on or before January 23, 2000. Arrears of preference dividend is Rs 1,170 (previous year Rs 1,074). The same has not been paid in the absence of profits.
2. Additional information pursuant to clause 4(C) and 4(D) of part II schedule VI of the Companies Act, 1956 – Not applicable –
3. Previous year figures are regrouped wherever necessary.

4. ACCOUNTING POLICIES
   i) Fixed assets are stated at historical cost less depreciation.
   Depreciation has been calculated at amended rates prescribed under straight line method in Schedule XIV of the Companies Act, 1956.
   ii) Cost of land and buildings have been apportioned considering the life and usability of the Building.
   iii) Revenue recognition of all income and expenditure are accounted on accrual basis, where stated otherwise.

As per our report attached

for A RAMACHANDRA RAO & CO.,
Chartered Accountants

P S R V V SURYA RAO
Partner

Hyderabad
April 15, 2002

For and on behalf of the Board

DR. K ANJI REDDY — Director
G V PRASAD — Director

1. Registration Details

Registration No.	: 010931		State Code	: 01
Balance Sheet Date	: 31 (Date)	03 (Month)	02 (Year)	

2. Capital Raised during the year (Amount in Rs. thousands)

Public Issue	: NIL	Rights Issue	: NIL
Bonus Issue	: NIL	Private Placement	: NIL



3. Position of Mobilisation and Deployment of Funds (Amount in Rs. thousands)

Total Liabilities	: 1355	Total Assets	: 1355

Sources of Funds:

Paid up Capital	: 1346	Reserves and surplus	: NIL
Secured Loans	: NIL	Unsecured loans	: 9

Application of Funds:

Net Fixed Assets	: 1264	Investments	: NIL
Net Current Assets	: (3)	Miscellaneous Exp.	: 8
Accumulated Losses	: 85		

4. Performance of the Company (Amount in Rs. thousands)

Turnover	: NIL	Total Expenditure	: 2
Profit Before Tax	: NIL	Profit After Tax	: NIL
Earnings per Share in Rs	: NIL	Dividend %	: NIL

5. Generic Names of Three Principal Products/Services of Company (as per monetary terms)

Item Code No. (ITC Code) Product Description : NOT APPLICABLE

Item Code No. (ITC Code) Product Description : NOT APPLICABLE

Item Code No. (ITC Code) Product Description : NOT APPLICABLE

This page has been intentionally left blank

To
The Members,

Your Directors hae the pleasure in presenting the First Annual Report of the business and prögress of the company together with the audited accounts for the year ended March 31, 2002.

REVIEW OF OPERATIONS

The Company has not yet commenced its commerical activities. However, the Company has acquired 16.5 acres in Bangalore, and Rs. 1.23 Cr has already been spent on construction and related activities. The Company has also incurred expenses of Rs. 4.45 crores, which would be apportioned over the fixed assets after operationalization.

TRANSFER TO RESERVES

The Company has not transferred any amount to the reserves, as the company has not made any profits during the period.

Increase in Capital

The Company has allotted 10004 shares during the year, and the principal shareholder, Dr. Reddy's Labôratories have already contributed Rs. 11.09 crores, which has been classified as share application money pending allotment.

Human resource management

Given the knowledge intensive nature of your Company's activities, human resources are its most critical assets. Recognising this, your Company has put in place scaleable recruitment and human resources management process enabling it to attract and retain high caliber employees.

DIRECTOR'S RESPONSIBILITY STATEMENT

Pursuant to the requirement under section 217 (2AA) of the Companies Act, 1956 with respect to Director's Responsibility statement, it is hereby confirmed:

i) That in preparation of the accounts for the financial year ended March 31, 2002, the applicable accounting standards have been followed along with proper explanation relating to material departures;
ii) That the Directors have followed all the provisions of the accounting standards issued by the ICAI.
iii) That the Directors have taken proper and sufficient care for the maintenance of adequate accounting records in accordance with the provisions of the Companies Act, 1956 for safeguarding the assets of the Company and for preventing and detecting fraud and other irregularities.
iv) That the Directors have prepared the accounts for the financial year ended March 31, 2002 on a 'Going Concern & Accural' basis.

COMMENCEMENT OF COMMERCIAL OPERATIONS

The company is expecting to commence its commercial operations from September 2002.

PARTICULARS OF EMPLOYEES

As pe the provisions of section 217 [2A] of the Companies Act, 1956 there are no employees in the Company during the year.

Directors

In accordance with Article 74 (1) of the Articles of Association of your Company Mr Satish Reddy was appointed as the additional Director of the Company. His appointment requires the approval of the members at the ensuing Annual General Body meeting as per Article 74 (2) of the Articles of Association.

Mr G V Prasad retires by rotation in the forthcoming Annural General Meeting. He being eligible offers himself for re-appointment.

Auditors

Your Auditor M/s. AAGJ & Co., Chartered Accountants, retire at the conclusion of the annual general meeting. The Directors recommend their re-appointment.

Acknowledgements
The Directors take this opportunity to place on record their sincere thanks to vendors, investors, bankers and auditors for their continued support.

For and on behalf of the board

Director

Bangalore
April 17, 2002

Director



A] Particulars pursuant to Companies (Disclosure of particulars in the report of the Board of Directors)

1. **Conservation of energy**
The operations of your Company are not energy intensive. However adequate measures have been taken to reduce energy consumpton even during the construction period which would have long standing benefits in this area.

2. **Research and Development**
The business model for Aurgiene is based upon the provision of services in drug discovery to pharmaceutical and biotechnology companies that wish to accelerate in house discovery programs. Aurigene will enable this by providing services that address bottlenecks in durg discovery in the post genomic era. During the year has been no costs incurred on account of R&D as it is in the construction stage.

3. **Expenditure in foreign currency on payment basis**

Particulars	**Inrs**
Travel	194,282.05
Professional Charges	3,948,240.55
Others	106,120.67
Total	**4,248,643.27**

To

The members,

AURIGENE DISCOVERY TECHNOLOGIES LTD.

We have audited the attached Balance Sheet of Aurigene Discovery Technologies Ltd., as at March 31, 2002 and the Profit and Loss Account of the Company for the period ended on that date, and annexed thereto. These financial statements are the responsibility of the Company's management. Our responsibility is to express our opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in India. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

1. As required by the Manufacturing and Other Companies (Auditors Report) Order, 1988, issued by the Central Government of India, in terms of section 227 (4A) of the Companies Act, 1956, we enclose in the Annexure a statement on the matters specified in paragraphs 4 and 5 of the said order to the extent applicable.
2. Further to our comments in Annexure referred to paragraph 1 above, we report that:
   a) We have obtained all the information and explanation, which to the best of our knowledge and belief were necessary for the purpose of our audit.
   b) In our opinion proper books of account as required by law have been kept by the Company so far as it appears from our examination of such books.
   c) The Company's Balance Sheet and Profit & Loss Account dealt with by this report are in agreement with the books of account.
   d) In our opinion, the Balance Sheet and the Profit and Loss Account dealt with in this report are prepared to comply with the Accounting Standards referred to in sub-section (3C) of section 211 of the Companies Act, 1956 to the extent applicable:
   e) On the basis of the written representations received from the Directors as on March 31, 2002 and taken on record by the Board of Directors, we report that none of the Directors are disqualified as on March 31, 2002 from being appointed as Director under clause (g) of sub-section (1) of section 274 of the Companies Act, 1956:
   f) In our opinion, and to the best of our information and according to the explanations given to us, the said accounts give the information as required by the Companies Act, 1956, in the manner so required and give a true and fair view in conformity with the accounting principles generally accepted in India:
      i) In the case of the Balance Sheet, of the state of affairs of the Company as at March 31, 2002, and
      ii) In the case of Profit and Loss Account, the loss for the period ending on that date.

For AAGJ & CO.
Chartered Accountants

Bangalore
April 19, 2002

M GURUPRASAD
Partner

The Annexure referred to in paragraph 1 of the Auditors' Report for the period ended March 31, 2002. We report that:

1. The Company has maintained proper records showing full particulars, including quantitative details and situation of fixed assets. We have been informed that all the fixed assets have been verified by the management and no material discrepancies have been noticed on such verification.
2. None of the fixed assets have been revalued during the year.
3. The Company has neither accepted nor granted any loans from companies, firms or other parties listed in the registers maintained under section 301 of the Companies Act, 1956.
4. The Company has neither accepted nor granted any loans from companies, firms or other parties to and from the companies under the same management as defined under sub-section (1B) of section 370 of the Companies Act, 1956.
5. The Company has not given any loans or advances in the nature of loans to any parties except staff advance, which are being recovered regularly.
6. In our opinion and according to the information and explanations given to us there is adequate internal control procedure commensurate with the size of the Company and the nature of its business for the purchase of equipment and other assets.
7. In our opinion and according to the information and explanations given to us, no services, aggregating during the year to Rs. 50,000/- or more in respect of each party, were sold, in the pursuance of contracts or arrangements entered in the register maintained under section 301 of the Companies Act, 1956.
8. The Company has not accepted any deposits from the public and has not contravened any provision of section 58A of the Companies Act, 1956.
9. According to the information and explanations given to us, the Company's operations do not generate any by-products.
10. As the Paid up Share Capital of the Company has not exceeded Rs. 50 lakhs, as on the first day of the financial year and the turnover of the current year does not exceed Rs. 2 Crores, therefore the Company does not come under the purview of this clause.
11. According to the information & explanations given to us the provisions of section 209 (1)(d) of the Companies Act, 1956 relating to maintenance of cost records does not apply to the Company.
12. As per the information and explanations given to us the Provisions of Employees State Insurance Act and the Provident Fund Act does not apply to this Company, as there are no employees in the rolls of the Company during the audit period.
13. According to the information and explanations given to us there were no undisputed amounts payable in respect of income tax, wealth tax, sales tax, customs duty and excise duty which were outstanding as on March 31, 2002, for a period of more than six months from the date on which they became payable.
14. According to the information and explanations given to us and examining of records of the Company by us, no personal expenses have been charged to revenue account, other than those payable under contractual obligation or in accordance with generally accepted business practice.
15. The Company is not a sick industrial company within the meaning of the clause (o) of subsection (1) of section 3 of Sick Industrial Companies (Special Provision) Act, 1985.
16. There is a reasonable system of authorisation at proper levels and an adequate system of internal control commensurate with its size and nature of its business.
17. The other clauses of the order are not applicable to the Company.

For AAGJ & CO.
Chartered Accountants

Bangalore
April 19, 2002

M GURUPRASAD
Partner

AS AT MARCH 31, 2002

	Schedule	(Rs)
SOURCES OF FUNDS		
Shareholders funds		
Share capital	1	111,058,667.25
		111,058,667.25
APPLICATION OF FUNDS		
Fixed assets	2	
Gross block		107,124,870.96
Less: depreciation		48,553.33
Net block		107,076,317.63
Current assets, loans and advances		
Cash and bank balances	3	2,326,369.62
Advances recoverable in cash or in kind for		2,093,700.00
		4,420,069.62
Less:		
Current liabilities and provisions		
Current liabilities – sundry creditors		469,220.00
Net current assets		3,950,849.62
MISCELLANEOUS EXPENDITURE	4	31,500.00
		111,058,667.25
Significant accounting policies and notes to accounts	7	

Schedules 1 to 7 form an integral part of the Balance Sheet

As per our report of even date
for A A G J & CO.
Chartered Accountants

M GURUPRASAD
Partner

Bangalore
April 19, 2002

For and on behalf of Board of Directors

G V PRASAD — Director
SWAMINATHAN SUBRAMANIAM — Director

Hyderabad
April 17, 2002

profit and loss account

FOR THE PERIOD ENDED MARCH 31, 2002

	Schedule	(Rs)
EXPENDITURE		
Manpower cost	5	10,632,507.77
Administrative	6	33,831,218.36
Preliminary expenses	4	3,500.00
Depreciation	2	48,553.33
		44,515,779.46
Development Costs carried to Balance Sheet		**44,515,779.46**
Significant accounting policies and notes to accounts	7	

Schedules 1 to 7 form an integral part of the Profit and Loss Account

As per our report of even date
for AAGJ & CO.
Chartered Accountants

M GURUPRASAD
Partner

Bangalore
April 19, 2002

For and on behalf of Board of Directors

G V PRASAD — Director
SWAMINATHAN SUBRAMANIAM — Director

Hyderabad
April 17, 2002

(Rs)

SHARE CAPITAL

Authorised	
50000 Equity shares of Rs. 10/- each	500,000.00
Issued subscribed & paid up	
10004 Equity shares of Rs. 10 each	
issued at par fully paid up	100,040.00
Share application money pending allotment	110,958,627.25
Total	**111,058,667.25**

FIXED ASSETS

	Gross Block	Depreciation	Net Block
Land – lease hold	49,728,939.00	–	49,728,939.00
Building	24,850.00	828.33	24,021.67
Furnitures & fixtures	68,798.00	6,689.00	62,109.00
Office equipments	148,490.00	26,480.00	122,010.00
Computers	279,450.00	14,556.00	264,894.00
Capital WIP	12,358,564.50	–	12,358,564.50
Expenses during construction period pending allocation	44,515,779.46	–	44,515,779.46
Total	**107,124,870.96**	**48,553.33**	**107,076,317.63**

CASH & BANK BALANCES

Cash on hand	5,366.30
In current accounts with scheduled banks	2,321,003.32
Total	**2,326,369.62**

MISCELLANEOUS EXPENDITURE

Preliminary expenses	35,000.00
Written off during the year	3,500.00
Total	**31,500.00**

	(Rs)
schedule - [illegible]	
MANPOWER COST	
Salaries	3,609,863.45
Provident fund	307,302.00
Training & development	652,590.00
Staff welfare expenses	199,741.05
Recruitment expenses	4,218,583.31
Other benefits	1,644,427.96
Total	**10,632,507.77**
schedule - [illegible]	
ADMINISTRATIVE	
Rent	223,920.00
Rates & taxes	65,680.00
Insurance	4,843.00
Legal & professional charges	28,355.476.00
Travelling expenses	3,452,161.80
Others	1,695,962.56
Miscellaneous expenses	33,175.00
Total	**33,831,218.36**

SIGNIFICANT ACCOUNTING POLICIES AND NOTES TO ACCOUNTS

Company review

Aurigene Discovery Technologies Ltd., is promoted by the Dr. Reddy's Laboratories Ltd., as a drug discovery Company in biotechnology. The Company is in the stage of setting up its facility in Bangalore. During the year the Company has incurred expenses in the nature of construction and expenses prior to the date of commercial production.

SIGNIFICANT ACCOUNTING POLICIES

Basis of preparation of financial statements

The financial statements are prepared under the historical cost convention under accrual method of accounting, in accordance with Indian Generally Accepted Accounting Principles comprising the mandatory standards issued by the ICAI and the provisions of the Companies Act, 1956.

Fixed assets

Fixed assets are stated at cost. Direct costs are capitalised until the assets are ready for use. The expense upto the date of commercial production is to be apportioned subsequently.

Capital work in progress

Advances paid to acquire fixed assets and the cost of assets not put to use before the year-end are disclosed under work-in-progress.

Depreciation

Depreciation on fixed assets is determined using the straight-line method on pro rata basis, on the useful lives of the assets estimated by the Management. Individual assets acquired for less than Rs. 5,000/- is entirely depreciated in the year of acquisition. Management estimates the useful life of various fixed assets as follows:

Buildings	30 years
Computer equipment	3 years
Furniture & fixtures	8 years
Office equipments	8 years

Foreign currency transaction

The foreign currency expenses are recorded at cost based on the exchange rate as of the date of purchase as these expenses would be capitalised subsequent to the commencement of commercial production.

NOTES TO ACCOUNTS

Capital commitments

The estimated amount of contracts remaining to be executed on capital account and not provided for net of advances is Rs. 202 lacs as at March 31, 2002.

Expenditure in foreign currency on payment basis

Particulars	**Rs.**
Travel	194,282.05
Professional charges	3,948,240.55
Others	106,120.67
Total	**4,248,643.27**

Expenses incurred by Dr. Reddy's Laboratories

Expenses amounting to Rs. 43,063,607/- have been incurred by Dr. Reddy's Laboratories during the year. These expenses have been accounted on the basis of the statements provided by Dr. Reddy's Laboratories and are revenue in nature, pending capitalisation.

Sundry creditors

Sundry creditors mainly represent retention money payable to the contractors and amounts accrued for various other operational expenses.

Fixed assets

The Company has entered into a lease-cum-sale agreement with Karantaka Industrial Areas Development Board. In accordance with the terms of these agreements the Company has option to purchase properties outright at the expiry of the lease period. The Company has already paid 99% of the value of the property at the time of entering into the lease-cum-sale agreement. This amount is disclosed as land leasehold under fixed assets in the financial statements.

Retirement benefits to employees

Gratuity, superannuation & provident fund

During the year the Company does not have any employee in its rolls. The total manpower cost shown in the profit and loss account represents the costs incurred by Dr. Reddy's Laboratories on behalf of the Company, consequently all the retirement benefits are provided in the parent Company's financial statements.

First year of operations

As this is the first year of operations, previous year's figures are not required.

Payments made to Auditors includes

Statutory audit fees	Rs. 21,000
Company law services	Rs. 40,000
Other services	Rs. 137,000

As per our report of even date for A A G J & CO. Chartered Accountants	G V PRASAD SWAMINATHAN SUBRAMANIAM	Director Director
M GURUPRASAD Partner		
Bangalore April 19, 2002	Hyderabad April 17, 2002	

1. Registration Details

Registration No. : U 2 4 2 3 9 K A 2 0 0 1 P T C 0 2 9 3 9 1

State Code : 0 8

Balance Sheet Date : 3 1 (Date) 0 3 (Month) 0 2 (Year)

2. Capital Raised during the year (Amount in Rs. thousands)

Public Issue	NIL	Right Issue	NIL
Bonus Issue	NIL	Private Placement	100

3. Position of Mobilisation and Deployment of Funds (Amount in Rs. thousands)

Total Liabilities	111059	Total Assets	111059

Sources of Funds:

Paid up Capital	100	Reserves and surplus	–
Secured Loans	NIL	Unsecured loans	–
Share Application Money	110959		

Application of Funds:

Net Fixed Assets	107076	Investments	NIL
Net Current Assets	3951	Miscellaneous Exp.	NIL
Accumulated Losses	–		

4. Performance of the Company (Amount in Rs. thousands)

Turnover	NIL	Total Expenditure	–
Profit Before Tax (+ / -)	–	Profit After Tax (+ / -)	–
Earning per Share in Rs	NIL	Dividend %	–

(Please tick appropriate box + for profit - for loss)

5. Generic Names of Three Principal Products/Services of Company (as per monetary terms)

i) Item Code No. (ITC Code) : Not available as per Indian trade classification

Product Description : BIO TECHNOLOGY AND DRUG DISCOVERY

ii) Item Code No. (ITC Code) :

Product Description :

for AAGJ & CO.
Chartered Accountants

M GURUPRASAD
Partner

Bangalore
April 19, 2002

G V PRASAD — Director
SWAMINATHAN SUBRAMANIAM — Director

Hyderabad
April 17, 2002

Your Directors have pleasure in presenting the 1st Annual Report with audited accounts of the Company for the period from January 23, 2001 to March 31, 2002.

OPERATIONS & FINANCIAL RESULTS

The Company has not commenced any commercial operation during the period. The Company has taken up the Research and Development in respect of diagnostic & therapeutic product. Your Directors are confident that the efforts put on Research & Development will yield results in the years to come.

SUBSIDIARY STATUS

The Company became subsidiary of Dr. Reddy's Laboratories Ltd. during the year.

DIRECTORS RESPONSIBILITY STATEMENT

In terms of Section 217 (2AA) of the Companies Act, 1956, your Directors confirm as under:

1. In preparation of annual accounts, the applicable accounting standards have been followed along with proper explanation relating to material departures;
2. We have selected such accounting policies and applied them consistently and made judgements and estimates that are reasonable and prudent so as to give a true and fair view of the state of affairs of the Company at the end of the financial year 2001-2002 and of profit of the Company for that period;
3. We have taken proper and sufficient care for the maintenance of adequate accounting records in accordance with the provisions of this Act for safe guarding the assets of the Company and or preventing and detecting fraud and other irregularities;
4. We have prepared the annual accounts on an ongoing concern basis.

DIRECTORS

Mr. G.V. Prasad and Dr. Jayaram Chigurupati were appointed Additional Directors on the Board of the Company during the year. Dr. Jayaram Chigurupati was appointed as Managing Director w.e.f. May 2, 2002.

Mr. K. Satish Reddy, Director, retires by rotation and being eligible offers himself for re-appointment. Your Directors recommend to pass the necessary resolution.

AUDITORS

M/s. A. Ramachandra Rao & Co., Chartered Accountants, the Statutory Auditors of the Company retire at the ensuing Annual General Meeting and are eligible for re-appointment.

Your Directors recommended to pass the necessary resolution.

PARTICULARS OF EMPLOYEES

There are no employees who are drawing salary more than the amount as specified Under the provisions of Section 217 (2A) of the Companies Act, 1956 read with Companies (Particulars of Employees) Rules, 1975 as amended. Hence the relevant provisions are not applicable to the Company.

CONSERVATION OF ENERGY RESEARCH AND DEVELOPMENTS, TECHNOLOGY ABSORPTION, FOREIGN EXCHANGE EARNING AND OUTGO

The particulars as prescribed under subsection (1)(e) of 217 of the Companies Act, 1956, read with the Companies (Disclosure of particulars in the report of Board of Directors) Rule, 1988 are not applicable to your Company.

ACKNOWLEDGEMENTS

Your Directors wish to express their gratitude to all concerns for the co-operation to the Company during the year.

By order of the Board

Hyderabad
April 30, 2002

SATISH REDDY
Chairman

A RAMACHANDRA RAO & CO.
Chartered Accountants

3-6-369/A/11
1st Floor, Street No. 1
Himayathnagar
Hyderabad 500 029
Grams: CONSULT
Phone: +91-(0)40-7633677
Fax: +91-(0)40-7639746
E-mail: ramachandra@satyam.net.in

To
The Members of
M/S. ZENOVUS BIOTECH PVT. LTD.

We have audited the attached Balance Sheet of M/s. Zenovus Biotech Pvt. Ltd., as at March 31, 2002. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in India. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As required by the Manufacturing and Other Companies (Auditor's Report) Order, 1988 issued by the Central Government of India in terms of sub-section (4A) of section 227 of the Companies Act, 1956, we report that in terms of the information and explanations given to us and the books of records examined by us in the manner during the course of audit, and to the best our knowledge and belief, item Nos. (i) to (xx) of the order are not applicable, as the Company is a new company and has not started manufacturing activities.

Further we report that:

i) We have obtained all the information and explanations, which to be best of our knowledge and belief were necessary for the purposes of our audit;
ii) In our opinion, proper books of account, as required by law have been kept by the Company so far as appears from our examination of the books of the Company.
iii) The Balance Sheet dealth with by this report is in agreement with the books of account.
iv) In our opinion, the Balance sheet dealt with by this report comply with the accounting standards referred to in sub-section (3C) of section 211 of the Companies Act, 1956 to the extent applicable.
v) On the basis of written representations received from the Directors, as on March 31, 2002, and taken on record by the Board of Directors, we report that non of the Directors is disqualified as on March 31, 2002 from being appointed as a Director in terms of clause (g) of sub-section (1) of section 274 of the Companies Act, 1956.
vi) In our opinion and to the best of our information and according to the explanations given to us, the said accounts give the information required by the Companies Act, 1956, in the manner so required and give a true and fair view in conformity with the accounting principles generally accepted in India:
   In the case of the Balance Sheet, of the sate of affairs of the Company as at March 31, 2002.

for A RAMACHANDRA RAO & CO.
Chartered Accountants

Hyderabad
April 30, 2002

A RAMACHANDRA RAO
Partner

AS AT MARCH 31, 2002

	Schedules	Amount	(Rs) Amount
SHAREHOLDERS' FUNDS			
Share capital	1.01		100,000
LOAN FUNDS			
Unsecured loans	1.02		5,272,908
Total			**5,372,908**
FIXED ASSETS			
Capital work in progress at cost including advances			2,120,210
Pre-operative expenses during implementation of the project	1.03		2,128,938
CURRENT ASSETS, LOANS AND ADVANCES			
Cash and bank balances	1.04	1,132,320	
Loans and advances	1.05	381	
		1,132,701	
LESS:			
CURRENT LIABILITIES & PROVISIONS			
Current liabilities	1.06	270,441	
		270,441	
NET CURRENT ASSETS		862,260	862,260
MISCELLANEOUS EXPENDITURE			
(to the extent not written off or adjusted)	1.07		
Preliminary expenses			261,500
Total			**5,372,908**

Schedule Nos. 1.01 to 1.07, Accounting Policies at schedule no. 1.08 and notes on accounts at Schedule 1.09 form an integral part of this Balance Sheet and should be read in conjunction therewith.

As per our report of even date

for A RAMACHANDRA RAO & CO.
Chartered Accountants

A RAMACHANDRA RAO
Partner

Hyderabad
April 30, 2002

For and on behalf of the Board

DR. JAYARAM CHIGURUPATI — Managing Director
KALLAM SATISH REDDY — Director

	AS AT MARCH 31
	(Rs)
	2002
schedule 1.01	
SHARE CAPITAL	
Authorised	
30,00,000 Equity shares of Rs 10/- each	30,000,000
Subscribed and paid up	
10,000 Equity shares of Rs 10/- each fully paid up (the above 10,000 equity shares of Rs 10/- each fully paid-up are held by Dr. Reddy's Laboratories Ltd. the holding company)	100,000
schedule 1.02	
UNSECURED LOANS	
Loan from Dr. Reddy's Laboratories Limited, the holding company	5,272,908
Total	**5,272,908**
schedule 1.03	
PRE-OPERATIVE EXPENDITURE INCURRED DURING IMPLEMENTATION OF THE PROJECT (NOT YET ADJUSTED/ALLOCATED) FROM 23RD JANUARY, 2001 (BEING THE DATE OF INCORPORATION) UPTO 31ST MARCH, 2002.	
Salaries, wages & benefits to employees	803,978
Travelling expenses	61,091
Lease rent	157,500
Power charges	79,206
Rates & taxes	56,468
Professional charges	130,510
Postage, telephone and telegrams	41,822
Printing & stationary	14,061
Bank charges	3,183
R & D expenses	103,317
Repairs & maintenance	450,876
Security service charges	114,485
Miscellaneous expenses	97,941
Directors' sitting fees	4,000
Auditors' remuneration:	
Audit fee including service tax	10,500
Total	**2,128,938**

		AS AT MARCH 31
		(Rs)
		2002
Cash & bank balances		
Cash balance on hand		425
Balances with scheduled banks		
a) In current account with ICICI bank	10,960	
b) In current account with SBI (including margin money for bank guarantees and L.Cs)	1,120,935	1,131,895
Total		**1,132,320**

Loans and advances		
Advances		381
Total		**381**

CURRENT LIABILITIES

Sundry Creditors		
For expenses	40,500	
For others	229,941	270,441
Total		**270,441**

MISCELLANEOUS EXPENSES

(To the extent not written off or adjusted)	
Preliminary expenses (includes Rs. 240,000/-, paid towards fees for increase in authorised capital of the Company)	261,500
Total	**261,500**

ACCOUNTING POLICIES

1. **Accounting convention**

   The financial statements are prepared under the historical cost convention in accordance with the applicable accounting standards.

2. **Capital Work-in-progress**

   Projects under commissioning and other capital work-in-progress are carried at cost comprising direct cost related incidental expenses and interest on borrowings, if any.

3. **Pre-operative expenses during the period**

   The expenses incurred during implementation of the project for the period carried out at cost will be capitalized as per the normal accounting principles.

4. **Foreign exchange transactions**

   Monetary assets related to foreign exchange transactions, remaining unrealised at the end of the year are translated at year-end rates.

5. Recognition of expenditure is accounted for, on accrual basis except where stated other wise.

NOTES TO ACCOUNTS

Notes to accounts forming part of Balance Sheet as at March 31, 2002.

1. Contingent liabilities not provided for:

   a) Guarantee given by the banks: Rs. 968,239/-

   b) Unexpired letters of guarantee: Rs. 12,602,000/-

2. Estimated amount of contracts remaining to be executed on capital account not provided for Rs. 18,014,506/-.
3. During the period the Company had received an amount of Rs. 5,272,908/- as unsecured loan and Rs. 100,000/- as Equity contribution from M/s. Dr. Reddy's Laboratories Limited, the holding Company.
4. By virtue of the investment made by M/s. Dr. Reddy's Laboratories Ltd., in the share capital of the Company, the Company became a public limited company in terms of clause (iv)(c) of subsection (1) of section 3 of the Companies Act, 1956. Accordingly, the Company is in the process of deletion of the word "Private" from its name.
5. The information required as per clauses 4C and 4D and notes thereon of part II of schedule VI is not applicable to the Company, as it has not started the manufacturing business and has not prepared Profit and Loss Account, except the value of imports calculated on CIF basis by the Company during the period in respect of capital goods amounts to Rs. 1,584,505/-.
6. The Company does not owe a sum exceeding Rs. 1 Lakh, which is outstanding for more than 30 days to any Small Scale Undertaking.
7. The Company has not commenced any commercial operations during the period and hence, the Profit and Loss Account is not prepared the period.

   However, the statement showing the pre-operative expenses incurred during the implementation period from January 23, 2001, being the date of incorporation, is annexed as per schedule 1.03.

8. This being the first year of accounts, previous year figures are not available. The accounts have been drawn from the date of incorporation i.e., January 23, 2001 to March 31, 2002.
9. The figures have been rounded off to the nearest rupee.

As per our report attached to the Balance Sheet

For and on behalf of the Board

for A RAMACHANDRA RAO & CO.
Chartered Accountants

DR. JAYARAM CHIGURUPATI — Managing Director
KALLAM SATISH REDDY — Director

A RAMACHANDRA RAO
Partner

Hyderabad
April 30, 2002

1. **Registration Details**

Registration No.	: 3 6 0 9 4	State Code	: 0 1
Balance Sheet Date	: 3 1 (Date) 0 3 (Month) 0 2 (Year)		

2. **Capital Raised during the year (Amount in Rs. thousands)**

Public Issue	: NIL	Rights Issue	: NIL
Bonus Issue	: NIL	Private Placement	: NIL

3. **Position of Mobilisation and Deployment of Funds (Amount in Rs. thousands)**

Total Liabilities	: 5372908	Total Assets	: 5372908

Sources of Funds:

Paid-up Capital	: 100000	Reserves and surplus	: NIL
Secured Loans	: NIL	Unsecured loans	: 5272908

Application of Funds:

Net Fixed Assets	: 4249148	Investments	: NIL
Net Current Assets	: 862260	Miscellaneous Exp.	: 261500

4. **Performance of the Company (Amount in Rs. thousands)**

Turnover	: NIL	Total Expenditure	: NIL
Profit Before Tax	: NIL	Profit After Tax	: NIL
Earnings per Share in Rs	: NIL	Dividend %	: NIL

5. **Generic Names of Three Principal Products/Services of Company (as per the monetary terms)**

Item Code No. (ITC Code) : 35079019
Product Description : MONOCLONAL ANTISERA

Item Code No. (ITC Code) : NIL
Product Description :

Item Code No. (ITC Code) : NIL
Product Description :



AUDITORS' REPORT TO THE BOARD OF DIRECTORS OF
KUNSHAN ROTAM REDDY PHARMACEUTICAL CO. LTD.

We have accepted the appointment to audit the Company's balance sheet as at December 31, 2001, its Profit and Loss Account and cash flow statement for the year then ended. The Company is responsible for the financial statements. Our responsibility is to express an audit opinion on the financial statements. Our audit was conducted in accordance with China Certified Public Accountants Independent Auditing Standards and consequently included such auditing procedures as were considered necessary and appropriate to the Company's circumstances, including examination, on a test basis, of the Company's transactions and accounting records.

In our opinion the financial statements of the Company present fairly, in all material respects, the financial position of the Company at December 31, 2001 and its results and cash flows for the year then ended in accordance with the Accounting Standards for Enterprises and the Accounting Regulations of the People's Republic of China for Enterprises with Foreign Investment. The accounting Policies used in the preparation of the financial statements for the year are consistent with those used in the preceding year.

KunShan, China
February 5, 2002

KUNSHAN GONGXIN
Certified Public Accountants

AS AT DECEMBER 31

	INE No.	2000	(RMB) 2001
CURRENT ASSETS			
Cash on hand	1	7,158.51	13,115.64
Cash in bank	2	747,055.30	4,083,060.92
Marketable securities	3	–	–
Notes receivable	4	–	–
Accounts receivable	5	3,097,502.62	3,410,624.63
Less: Provision for bad debts	6	–	–
Advance to income tax	7	–	–
Advance to suppliers	8	262,500.00	197,022.50
Other receivables	9	6,264,538.86	5,558,181.52
Deferred and prepaid expenses	10		16,173.79
Inventories	11	2,219,742.41	6,992,719.23
Less: provision for loss on realisation	12	–	–
Total current assets		**12,598,497.70**	**20,270,898.23**
LONG TERM INVESTMENT			
Long-term investment	21	–	–
FIXED ASSETS			
Fixed assets – cost	26	28,117,813.80	28,666,012.71
Less: Accumulated depreciation	27	2,503,691.93	4,485,876.59
Fixed assets – net value	28	25,614,121.87	24,180,136.12
CONSTRUCTION IN PROGRESS			
Construction in progress	35	593,701.40	1,400,625.78
INTANGIBLE ASSETS			
Land occupancy	36	6,068.717.76	5,944,018.08
Proprietary technology and patents	37	–	–
Other intangible assets	38	–	–
Total intangible assets	**40**	**6,068,717.76**	**5,944,018.08**
OTHER ASSETS			
Organisation expenses	41	17,308,257.26	12,587,823.38
Exchange loss during start-up period	42	140,162.58	101,936.34
Deferred loss on investment	43	–	–
Other deferred expenses	44	1,198,167.85	1,054,679.05
Deferred taxes debit	45	–	–
Total other assets	**50**	**18,646,587.69**	**13,744,438.77**
Total assets	**51**	**63,521,626.42**	**65,540,116.98**

AS AT DECEMBER 31

	INE No.	2000	(RMB) 2001
CURRENT LIABILITIES			
Short-term loans	56	9,559,583.00	3,558,938.00
Notes payable	57	–	–
Accounts payable	58	2,934,089.76	5,821,527.90
Accrued payroll	59	87,884.55	–
Taxes payable	60	226,685.48	-54,839.22
Dividends payable	61	–	–
Advances from customers	62	–	43,701.01
Other payables	63	3,796,844.48	2,225,323.20
Accrued expenses	64	–	–
Staff and workers' bonus and welfare fund	65	–	–
Total current liabilities	**70**	**16,605,087.27**	**11,594,650.89**
LONG-TERM LIABILITIES			
Long-term loans	71	–	–
Debentures payable	72	–	–
Premium (discount) on debentures payable	73	–	–
OTHER LIABILITIES			
Exchange gain during start-up period	81	–	–
Deferred gain	82	–	–
Deferred taxes credit	83	–	–
Total liabilities	**90**	**16,605,087.27**	**11,594,650.89**
OWNERS' EQUITY			
Registered capital	91	–	–
Paid-in-capital	92	–	–
Amount of foreign currency at end of period	93	72,843,500.00	93,536,670.00
Including Chinese investment	94	1,515,447.50	1,515,447.50
Amount of foreign currency at end of period	95	–	–
Foreign investment	96	71,328,052.50	92,021,222.50
Amount of foreign currency at end of period	97	–	–
LESS: INVESTMENT RETURNED	98		
Capital surplus	99	-1,971,221.64	-1,971,221.64
Reserve fund	100	–	–
Enterprise expansion fund	101	–	–
PROFITS CAPITALISED ON RETURN OF INVESTMENT	102		
Current year profits	103	–	-13,664,243.06
Undistributed profits	104	-23,955,739.21	-23,955,739.21
Total owners' equity	**108**	**46,916,539.15**	**53,945,466.09**
Total liabilities and owners' equity	**110**	**63,521,626.42**	**65,540,116.98**

Income Statement

FOR THE YEAR ENDED DECEMBER 31

	INE No.	(RMB) 2001
Sales of products	1	5,018,017.13
Including: Export sales	2	–
Less: Sales discounts and allowances	3	–
Net sales	4	5,018,017.13
Less: sales tax	5	–
Cost of sales	6	2,786,730.28
Including: Cost of export sales	7	–
Gross profit on sales	8	2,231,286.85
Less: Selling expenses	9	8,404,122.70
General and administrative expenses	10	12,143,059.35
Financial expenses	11	270,700.84
Including: Interest expenses (less interest income)	12	–
Exchange loss (less exchange gains)	13	–
Profit on sales	14	-18,586,596.04
Add: Income from other operation	15	–
Operation profit	16	-18,586,596.04
Non-operating income	18	4,966,980.00
Less: Non-operating expenses	19	44,627.02
Add: Adjustment of prior year's income and expenses	20	–
Total profit	**21**	**-13,664,243.06**
Less: Income tax	22	–
Net income	**23**	**-13,664,243.06**


301



1. PRINCIPAL ACTIVITIES

The Company, located in K.E.T.D, is a sino-foreign equity joint venture company established on December 31, 1993 for an operating period of 50 years. The registered capital of the Company shall be USD11,000,000 and the share holding structure of the Company at present is as below:

Kunshan Double-Crane Pharmaceutical Co., Ltd.	1.59% of the registered capital
Canada Rotam Enterprises Co., Ltd.	47.41% of the registered capital
Dr. Reddy's Laboratories Ltd., India	51% of the registered capital

The principal activities of the Company are to produce and repackage bulk formulations, capsules, ointments, gels and other products and to sell self-produced products.

2. BASIS OF PREPARATION

The financial statements have been prepared in accordance with the Accounting Standards for Enterprises and the Accounting Regulations of the People's Republic of China for Enterprises with Foreign Investment.

3. PRINCIPAL ACCOUNTING POLICIES

a) Sales revenue

Sales revenue is recognised upon goods delivery. Sales revenue represents sales amount net of output value added tax.

b) Depreciation

Fixed assets are depreciated at rates sufficient to write off their cost over their estimated useful lives on the straight line basis, taking into account their residual value which is estimated at 10% of cost. The applicable useful lives of fixed assets are as follows:

Buildings	20 years
Plant and Machinery	10 years
Instrument	5 years
Motor vehicles	5 years
Other equipment	5 years

c) Pre-operating expenses

Pre-operating expenses are amortised using the straight line method over a period of five years.

d) Land occupancy expense

Land occupancy expense is amortised using the straight line method over a period of fifty years.

e) Other deferred expenses

Other deferred expenses are amortised using the straight line method over a period of ten years.

f) Foreign currencies

Transactions in foreign currencies are translated into Renminbi at the exchange rates stipulated by People's Bank of China prevailing on the day on which the transactions took place. Monetary assets and liabilities expressed in foreign currencies at the Balance Sheet date are translated into Renminbi at the exchange rates stipulated by People's Bank of China at the Balance Sheet date. Exchange differences arising in these cases are dealt with in the Profit and Loss Account.

Foreign exchange differences arising during the pre-operating period have been capitalised and are separately disclosed in the Balance Sheet as "exchange losses during pre-operating period". These are being amortised using the straight line method over a period of five years from the date of commencement of full operation of the Company.

g) Cash and cash equivalents

Cash comprises cash on hand and deposits that are readily available for payment. Cash equivalents are short-term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

h) Inventories

Inventories are stated at cost. Cost, calculated on the weighted average basis, comprises materials, direct labour and an appropriate proportion of all production overhead expenditure.

4. MAIN TAXATION

	Tax rate
Value added tax	17%

5. INVENTORIES

	2000	RMB 2001
Raw materials	1,425,271.25	1,147,342.36
Work in progress	262,230.04	606,956.55
Finished goods	478,730.68	5,163,689.14
Packages	53,510.44	74,731.18

6. FIXED ASSETS

	Cost At December 31, 2001	Accumulated depreciation At December 31, 2001	Net book value At December 31, 2001
Buildings	19,212,535.21	2,016,886.16	17,195,649.05
Plant and machinery	4,629,317.34	677,163.20	3,952,154.14
Instrument	2,391,837.00	927,992.50	1,463,844.50
Motor vehicles	990,980.06	370,809.83	620,170.23
Other equipments	1,441,343.10	493,025.48	948,317.62

7. SHORT TERM LOAN

Lender	Amount of loan	Rate of interest per annum
Canada Rotam Enterprises Co. Ltd.	USD 430,000.00	6.425%

8. ACCOUNTS PAYABLE

Accounts payable include payables to the following related company:

	RMB 2001
Rotam (HK) Co. Ltd.	5,805,786.60

9. NON-OPERATING INCOME

The amount of non-operting income this year is 4,966,980.00 (USD600,000.00), which was contributed by Canada Rotam Co. Ltd., for making up the losses.

This page has been intentionally left blank

To
The Shareholders,

Management is pleased to hereby present to you the Company's financial report for the period ended December 31, 2001.

STATE OF AFFAIRS

There was no significant change in the state of affairs of the Company compared to previous years.
The Company did not have any royalty income during the period.
As a result of the size of the Company, based on article 396-6 of the Dutch Civil Code, the Company is not obliged to have the financial statements audited. Consequently, these accounts have not been audited.

FUTURE DEVELOPMENTS

On the basis of the current operations, no material changes in results are foreseen for the present financial year. Management will continue their efforts to further develop the Company's business.

Board of Management

Amsterdam
January 31, 2002

K A REDDY
Holland Intertrust Corporation B.V.

AS AT DECEMBER 31

		2001		(In NLG) 2000
FIXED ASSETS				
Financial fixed assets				
Investment	368,891		368,891	
		368,891		368,891
Current Assets				
Pre-payments & accrued income	–		59,339	
Cash & banks	198,698		52,371	
Other current assets	79,370		13,130	
		278,068		124,840
		646,959		**493,731**
SHORT-TERM DEBT				
Royalties payable	–		–	
Payable parent company	340,972		2,566	
Accruals & deferrals	26,170		26,321	
Wage tax / Social security	123,755		307,554	
Corporate income tax	(93,500)		(171,384)	
		397,396		165,057
CAPITAL & RESERVES				
Issued & paid-up capital	40,000		40,000	
Retained earnings	288,674		633,344	
Result for the year	(79,111)		(344,670)	
		249,563		328,674
		646,959		**493,731**

AS AT DECEMBER 31

		(In NLG)		
		2001		2000
OPERATIONAL INCOME				
Royalties	–		–	
		–		–
OPERATIONAL EXPENSE				
Royalties	–		–	
		–		–
Net result from operations		**–**		**–**
OTHER INCOME/(EXPENSES)				
Ruling shortage (correction previous years)	–		214,738	
Bank interest	5,634		3,472	
Other interest	(9.263)		1,941	
		(3,629)		220,151
Total Net result		**(3,629)**		**220,151**
GENERAL & ADMINISTRATIVE EXPENSE				
Salaries (current year)	–		290,514	
Salaries (corr. previous year)	13,816		214,738	
Directors' fees	7,052		4,905	
Legal & accounting	18,242		16,864	
Tax advice & audit	33,049		17,180	
Other	3,285		21,329	
		75,443		565,530
Pre-Tax result		**(79,072)**		**(345,379)**
Tax & extra-ordinary items				
Corporate income tax	39		(709)	
		39		(709)
Net result		**(79,111)**		**(344,670)**

GENERAL COMMENTS

The Company was incorporated on February 20, 1997. The objects of the Company are to develop, acquire, hold and exploit intellectual property in the widest sense of the word.

ACCOUNTING PRINCIPLES

The accounting principles applied remain unchanged from the previous year. Assets and liabilities are stated at their face value, except when indicated otherwise. Balance Sheet items in foreign currency have been translated at year-end exchange rates (except when indicated otherwise); Profit & Loss items in foreign currency have been translated at the rate of the transaction day. Differences arising on translation have been hedged with the parent company.

CAPITAL & RESERVES

The authorised capital amounts to NLG 200,000 divided into 2,000 shares of NLG 100 par value each. As at year-end, 400 shares were outstanding and fully paid-up

Movements in capital during the year 2001:

	Share Capital	Premium	Reval./Legal Reserve	Profit Reserve	Undistributed Profit
Starting balance	40,000	–	–	633,344	(344,670)
Capital increase	–	–	–	–	–
Revaluation	–	–	–	(344,670)	344,670
Dividends	–	–	–	–	–
Net profit	–	–	–	–	(79,111)
Year-end balance	**40,000**	**–**	**–**	**288,674**	**(79,111)**

DISTRIBUTION OF PROFIT

1. Pursuant to the Companies articles of incorporation, the distributable profits shall be at the disposal of the general meeting of shareholders.
2. Interim dividends may be declared in anticipation of the expected profit for the financial year.
3. Dividends can be declared and paid only to the extent the Company's distributable reserves will allow, as calculated in accordance with Dutch law and accounting standards.

APPROPRIATION OF PROFIT

Management propose to add the year's net results, after appropriate allocation to legal and revaluation reserves, to retained earnings, profit reserve. Pending the decision thereon by the annual general meeting of shareholders the year's result have been presented as "Result for the year".

	(Currency)	(Amount)	(NLG equivalent)
1. INVESTMENTS			
Pantheco APS	DKK	1,243,732	368,891
Total			**368,891**
2. PRE-PAYMENTS AND ACCRUED INCOME			
Salary overpaid	USD	25,000	62,546
Total			**62,546**
3. CURRENT ASSETS			
VAT receivable	EUR	174	384
VAT receivable	NLG		16,440
Salary overpaid	USD	25,000	62,546
Total			**79,370**
4. PAYABLE PARENT COMPANY			
Starting balance January 1, 2001	NLG		2,566
Advance from Shareholder	USD	131,500	368,175
Hedging of exchange differences	NLG		(29,770)
Total			**340,971**
5. ACCRUAL AND DEFERRALS			
Management fees	EUR	1,652	3,641
Tax advisory fees	NLG		22,106
Disbursements	EUR	192	423
Total			**26,170**
6. WAGE TAX / SOCIAL SECURITY			
Estimated balance upto and including 2000	NLG		123,755
Total			**123,755**
7. CORPORATE INCOME TAX			
Starting balance			(171,384)
(-) Paid towards previous years			(171,345)
Total			**(39)**
(+) Corporate tax this year			–
(-) Advance payments			93,500
(+) / Adjustments previous years			39
Balance year-end			**(93,500)**





Merchant Towers
Plot No. 5, Road No. 4
Banjara Hills
Hyderabad 500 034
Telephone: +91-(0)40-335 0060
Fax: +91-(0)40-335 0070



The Board of Directors and Stockholders
Dr. Reddy's Laboratories Limited

We have audited the accompanying consolidated balance sheets of Dr. Reddy's Laboaratories Limited and subsidiaries as of March 31, 2002 and 2001, and the related consolidated statements of operations, stockholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended March 31, 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Dr. Reddy's Laboratories Limited and subsidiaries as of March 31, 2002 and 2001, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

KPMG

Hyderabad, India
June 4, 2002

AS OF MARCH 31

	2001	(in thousands, except share data) 2002	2002 (unaudited)
ASSETS			
Current assets			
Cash and cash equivalents	Rs. 478,979	Rs. 5,109,374	US$ 104,636
Restricted cash	18,670	25,185	516
Accounts receivable, net of allowances	2,379,703	3,811,699	78,061
Inventories	1,919,354	2,194,275	44,937
Deferred income taxes	158,931	199,145	4,078
Due from related parties	23,338	18,477	378
Other current assets	328,796	521,224	10,674
Total current assets	**5,307,771**	**11,879,379**	**243,280**
Property, plant and equipment, net	3,243,706	3,799,112	77,803
Due from related parties	34,523	53,592	1,098
Investment securities	21,337	11,327	232
Investment in affiliates	284,970	262,278	5,371
Intangible assets	2,889,373	2,865,438	58,682
Other assets	101,205	95,861	1,963
Total assets	**Rs. 11,882,885**	**Rs. 18,966,987**	**US$ 388,429**
LIABILITIES AND STOCKHOLDERS' EQUITY			
Current liabilities			
Borrowings from banks	Rs. 2,569,095	Rs. 99,335	US$ 2,034
Current portion of long-term debt	379,515	6,440	132
Current portion of capital lease obligations	109	–	–
Trade accounts payable	684,364	1,122,657	22,991
Due to related parties	1,083	3,500	72
Taxes payable	163,120	99,637	2,040
Accrued expenses	383,432	696,051	14,255
Other current liabilities	331,683	333,124	6,822
Total current liabilities	**4,512,401**	**2,360,744**	**48,346**
Long-term debt, excluding current portion	1,003,378	47,047	963
Deferred revenue	69,813	288,382	5,906
Deferred income taxes	864,857	657,906	13,473
Other liabilities	175,970	155,476	3,184
Total liabilities	**Rs. 6,626,419**	**Rs. 3,509,555**	**US$ 71,873**
Minority interest	16,002	–	–
Stockholders' equity			
Equity shares at Rs. 5 par value; 100,000,000 shares authorized; Issued and outstanding; 63,177,560 and 76,515,948 shares as on March 31, 2001 and 2002 respectively	315,889	382,580	7,835
Additional paid-in capital	4,296,154	10,085,004	206,533
Retained earnings	627,137	4,986,503	102,120
Equity shares held by a controlled trust: 41,400 shares	(4,882)	(4,882)	(100)
Accumulated other comprehensive income	6,166	8,227	168
Total stockholders' equity	**5,240,464**	**15,457,432**	**316,556**
Total liabilities and stockholders' equity	**Rs. 11,882,885**	**Rs. 18,966,987**	**US$ 388,429**

See accompanying notes to the consolidated financial statements.

YEAR ENDED MARCH 31

	2000	2001	(in thousands, except share data) 2002	2002 (unaudited)
REVENUES				
Product sales, net of allowances for sales returns (includes excise duties of Rs. 638,680, Rs. 733,841 and Rs. 789,718 for the year ended March 31, 2000, 2001 and 2002, respectively)	Rs. 7,886,876	Rs. 10,974,809	Rs. 16,408,797	US$ 336,039
License fees	89,315	–	124,757	2,555
Services	–	–	89,128	1,825
	7,976,191	10,974,809	16,622,682	340,419
Cost of revenues	4,751,606	5,735,847	6,868,958	140,671
Gross profit	3,224,585	5,238,962	9,753,724	199,749
Operating expenses				
Selling, general and administrative expenses	1,708,219	2,818,870	3,667,587	75,109
Research and development expenses	351,344	508,837	741,644	15,188
Amortization expenses	304,924	482,334	487,715	9,988
Foreign exchange (gain)	(2,047)	(62,105)	(208,965)	(4,279)
Total operating expenses	2,362,440	3,747,936	4,687,981	96,006
Operating income	862,145	1,491,026	5,065,743	103,742
Equity in loss of affiliates	(19,809)	(31,520)	(130,534)	(2,673)
Other (expenses) / income, net	(301,673)	(387,005)	154,480	3,164
Income before income taxes and minority interest	540,663	1072,501	5,089,689	104,233
Income taxes	(256,791)	(321,396)	(153,844)	(3,151)
Minority interest	(1,007)	(9,155)	(14,803)	(303)
Net income	**Rs. 282,865**	**Rs. 741,950**	**Rs. 4,921,042**	**US$ 100,779**
Earnings per equity share				
Basic	4.48	11.74	64.73	1.33
Diluted	4.48	11.74	64.62	1.32
Weighted average number of equity shares used in computing earnings per equity share				
Basic	63,177,560	63,177,560	76,027,565	76,027,565
Diluted	63,177,560	63,177,560	76,149,568	76,149,568

See accompanying notes to the consolidated financial statements

(in thousands, except share data)

	Equity Shares				Equity Share held by a Controlled Trust				
	No. of shares	Amount	Additional Paid In Capital	Comprehensive Income	No. of Shares	Amount	Accumulated Other Comprehensive Income	Retained Earnings/ (Accumulated Deficit)	Total Stockholders' Equity
Balance as of March 31, 1999	63,177,560	Rs. 315,889	Rs. 4,296,154	–	41,400	Rs. (4,882)	(1,946)	(125,278)	4,479,937
Dividends paid	–	–	–	–	–	–	–	(138,609)	(138,609)
Common stock issued	–	–	–	–	–	–	–	–	–
Comprehensive income	–	–	–	–	–	–	–	–	–
Net income	–	–	–	Rs. 282,865	–	–	–	2,82,865	282,865
Translation adjustment	–	–	–	–	–	–	–	–	–
Unrealized gain on investments, net of tax	–	–	–	3,053	–	–	3,053	–	3,053
Comprehensive income	–	–	–	Rs. 285,918	–	–	–	–	–
Balance as of March 31, 2000	**63,177,560**	**315,889**	**4,296,154**	**–**	**41,400**	**(4,882)**	**1,107**	**18,978**	**4,627,246**
Dividends paid	–	–	–	–	–	–	–	(133,791)	(133,791)
Common stock issued	–	–	–	–	–	–	–	–	–
Comprehensive income	–	–	–	–	–	–	–	–	–
Net income	–	–	–	Rs. 741,950	–	–	–	741,950	741,950
Translation adjustment	–	–	–	4,816	–	–	4,816	–	4,816
Unrealized gain on investments, net of tax	–	–	–	243	–	–	243	–	243
Comprehensive income	–	–	–	Rs. 747,009	–	–	–	–	–
Balance as of March 31, 2001	**63,177,560**	**315,889**	**4,296,154**	**–**	**41,400**	**(4,882)**	**Rs. 6,166**	**Rs. 627,137**	**Rs. 5,240,464**
Dividends paid	–	–	–	–	–	–	–	(561,676)	(561,676)
Common stock issued for ADS listing	13,225,000	66,125	5,716,600	–	–	–	–	–	5,782,725
Common stock issued for acquisition of minority interest	113,388	566	72,250	–	–	–	–	–	72,816
Comprehensive income	–	–	–	–	–	–	–	–	–
Net income	–	–	–	Rs. 4,921,042	–	–	–	4,921,042	4,921,042
Translation adjustment	–	–	–	2,337	–	–	2,337	–	2,337
Unrealized gain on investments, net of tax	–	–	–	(276)	–	–	(276)	–	(276)
Comprehensive income	–	–	–	Rs. 4,923,103	–	–	–	–	–
Balance as of March 31, 2002	**76,515,948**	**Rs. 382,580**	**Rs. 10,085,004**	**–**	**41,400**	**Rs. (4,882)**	**Rs. 8,227**	**Rs. 4,986,503**	**Rs. 15,457,432**
(unaudited)	**–**	**US$ 7,835**	**US$ 206,533**	**–**	**–**	**US$ (100)**	**US$ 168**	**US$ 102,120**	**US$ 316,556**

See accompanying notes to the consolidated financial statements.

	2000	2001	2002	2002 (unaudited)
			(in thousands, except share data)	
Cash flows from operating activities				
Net income	Rs. 282,865	Rs. 741,950	Rs. 4,921,042	US$ 100,779
Adjustments to reconcile net income to net cash from operating activities:				
Deferred tax expense/(benefit)	101,350	19,532	(268,589)	(5,500)
Gain on sale of investments	(130)	–	(19,420)	(398)
Depreciation and amortization	690,606	895,851	946,280	19,379
Loss on sale of property, plant and equipment	6,864	14,177	27,050	554
Provision for doubtful accounts receivable	81,123	128,406	78,700	1,612
Allowance for sales returns	79,030	57,342	92,130	1,887
Inventory write-downs	1,763	3,103	103,141	2,112
Equity in loss of affiliates	19,809	31,520	130,534	2,673
Write-down of investment	–	–	8,209	168
Unrealized exchange (gain)/loss on remeasurement	(56,678)	8,057	(81,926)	(1,678)
Minority interest	1,007	9,155	14,803	303
Changes in operating assets and liabilities:				
Accounts receivable	(409,839)	(725,065)	(1,451,643)	(29,729)
Inventories	47,407	(300,070)	(365,088)	(7,477)
Other assets	48,880	(117,721)	(180,960)	(3,706)
Due to / from related parties	(25,069)	(26,413)	(11,791)	(241)
Trade accounts payable	(288,955)	(295,170)	364,260	7,460
Accrued expenses	29,238	114,341	310,669	6,362
Deferred revenue	(14,232)	–	218,569	4,476
Taxes payable	23,322	19,286	(64,445)	(1,320)
Other liabilities	14,244	38,815	(118,740)	(2,432)
Net cash provided by operating activities	**632,605**	**617,096**	**4,652,785**	**95,285**
Cash flows from investing activities				
Restricted cash	10,801	27,592	(6,515)	(133)
Expenditure on property, plant and equipment	(299,361)	(488,989)	(1,090,321)	(22,329)
Proceeds from sale of property, plant and equipment	18,018	68,136	49,301	1,010
Purchase of investment securities	(4,787)	(276,186)	(2,450,648)	(50,187)
Proceeds from sale of investment securities	63,849	–	2363,680	48,406
Expenditure on intangible assets	–	(20,000)	(398,440)	(8,160)
Cash paid for acquisition, net of cash acquired	(1,167,443)	–	–	–
Net cash used in investing activities	**(1,378,923)**	**(689,447)**	**(1,532,943)**	**(31,393)**

	2000	2001	2002	2002 (unaudited)
			(in thousands, except share data)	
YEAR ENDED MARCH 31				
Cash flows from financing activities				
Proceeds from issuance of equity, net of expenses	–	–	5,782,725	118,426
Proceeds from / (repayments of) borrowing from banks, net	852,451	112,971	(2,469,761)	(50,579)
Proceeds from issuance of long-term debt	1,105,462	219,820	6,141	126
Repayment of long-term debt	(1,019,484)	(282,465)	(1,335,546)	(27,351)
Principal payments under capital lease obligations	(5,784)	(3,506)	(109)	(2)
Dividends	(138,609)	(133,791)	(561,676)	(11,503)
Payment of dividend to minority interest in subsidiary	(332)	(709)	–	–
Net cash provided by / (used in) financing activities	**793,704**	**(87,680)**	**1,421,774**	**29,117**
Effect of exchange rate changes on cash	90,869	81,501	88,779	1,818
Net increase / (decrease) in cash and cash equivalents during the year	138,255	(78,530)	4,630,395	94,827
Cash and cash equivalents at the beginning of the year	419,254	557,509	478,979	9,809
Cash and cash equivalents at the end of the year	Rs. 557,509	Rs. 478,979	Rs. 5,109,374	US$ 104,636
Supplemental disclosures				
Cash paid for:				
Interest (net of interest capitalized)	Rs. 350,783	Rs. 355,846	Rs. 123,155	US$ 2,522
Income taxes	125,531	296,502	456,970	9,358
Supplemental schedule of non-cash investing activities:				
Property, plant and equipment purchased on credit during the year	57,167	16,301	71,715	1,469

See accompanying notes to the consolidated financial statements

(in thousands, except share data and where otherwise stated)

1. OVERVIEW

Dr. Reddy's Laboratories Limited (DRL) together with its subsidiaries DRL Investments Limited, Compact Electric Limited (Compact), Reddy Pharmaceuticals Hong Kong Limited, OOO JV Reddy Biomed Limited (Reddy Biomed), Reddy Antilles N.V.(Antilles), Reddy Netherlands B.V. (RNBV), Reddy US Therapeutic Inc., (Reddy US), Reddy Pharmaceuticals Singapore Pte Ltd. (RPS), Dr. Reddy's Laboratories Inc. (DRLI), Reddy Cheminor SA (RCSA), Dr. Reddy's Farmaceutica Do Brazil Ltda. Zenovus Biotech (P) Ltd. (ZBL), Aurigene Discovery Technology Limited (ADTL), (collectively, the Company) is a leading India based pharmaceutical company headquartered in Hyderabad, India. The Company's principal areas of operation are formulations, active pharmaceutical ingredients and intermediates, diagnostics, generics, critical care and biotechnology, and drug discovery. The Company's principal research and development and manufacturing facilities are located in Andhra Pradesh, India with marketing facilities in India, Russia, the United States, Brazil and France. The Company's shares trade on several stock exchanges in India and on New York Stock Exchange in the United States from April 11, 2001.

2. SIGNIFICANT ACCOUNTING POLICIES

a) Basis of preparation

The accompanying consolidated financial statements have been prepared in accordance with the accounting principles generally accepted in the United States (U.S. GAAP). The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses and disclosure of contingent assets and liabilities. Actual results could differ from these estimates.

b) Functional currency

The functional currency of the Company, including its consolidated foreign subsidiaries, except Reddy US, is the Indian rupee, being the currency of the primary economic environment in which the Company operates. The functional currency of Reddy US, a consolidated subsidiary, is the US dollar, being the currency of the primary economic environment in which it operates.

The foreign subsidiaries of the Company, except Reddy US, operate as marketing arms of the parent company in the respective countries/regions. Accordingly, the operations of these entities are largely restricted to import of finished goods from the parent company in India, sale of these products in the foreign country and remittance of the sale proceeds to the parent. The cash flows realized from sale of goods are readily available for remittance to the parent company and cash is remitted to the parent company on a regular basis. The costs incurred by these entities are primarily the cost of goods imported from the parent. The financing of these subsidiaries is done directly or indirectly by the parent company. Based on an individual and collective evaluation of these economic factors, management has determined that the Indian rupee is the functional currency of these entities.

Reddy US carries out research activities in United States. Investment and working capital financing is done in the US dollar directly or indirectly by the parent company. Cash flows related to the assets and liabilities are primarily in the US Dollar and do not directly impact the cash flows of the parent company. Based on an individual and collective evaluation of these economic factors, management has determined that the local currency, the US Dollar, is the functional currency of Reddy US. Accordingly, assets and liabilities of Reddy US are translated into Indian rupee at the rate of exchange prevailing as at the balance sheet date. Revenues and expenses are translated into Indian rupee at average monthly exchange rates prevailing during the year. Resulting translation adjustments are included in accumulated other comprehensive income.

c) Convenience translation

The accompanying financial statements have been prepared in Indian rupees, the national currency of India. Solely for the convenience of the reader, the financial statements as of and for the year ended March 31, 2002 have been translated into United States dollars at the noon buying rate in New York City on March 29, 2002 for cable transfers in Indian rupees, as certified for customs purposes by the Federal Reserve Bank of New York of US$ 1 = Rs. 48.83. No representation is made that the Indian rupee amounts have been, could have been or could be converted into United States dollars at such a rate or any other rate.

d) Principles of consolidation

The consolidated financial statements include the financial statements of DRL, all of its subsidiaries, which are more than 50% owned and controlled and Dr. Reddy's Research Foundation (Research Foundation), a special purpose entity that is funded by and carries out research activities on behalf of and for the benefit of the Company. The Company does not consolidate entities

2. SIGNIFICANT ACCOUNTING POLICIES (CONTD...)

where the minority shareholders have certain significant participating rights which provide for effective involvement in significant decisions in the ordinary course of business. Such investments are accounted by the equity method of accounting. All material inter-company balances and transactions are eliminated on consolidation.

The Company accounts for investments by the equity method of accounting where it is able to exercise significant influence over the operating and financing policies of the investee. The Company's equity in the income / loss of equity method affiliates, Aurantis Farmaceutica Ltda, Brazil (Aurantis), Kunshan Rotam Reddy Pharmaceutical Co. Ltd. (Reddy Kunshan) and Pathnet India Private Limited (Pathnet), is included in the statement of operations. Inter company profits and losses have been eliminated until realized by the investor or investee.

The financial statements of OOO JV Reddy Biomed Limited, a consolidated foreign subsidiary has been included for its financial year ended December 31, 2001. Adjustments have been made for the effects of significant transactions and other events that might have occurred between this date and the reporting date of the Company.

e) Cash equivalents

The Company considers all highly liquid investments with remaining maturities, at the date of purchase / investment, of three months or less to be cash equivalents.

f) Revenue recognition

Product sales

Revenue is recognized when significant risks and rewards in respect of ownership of the products are transferred to the customer, generally, the stockists or formulations manufacturers and when the following criteria are met:

- Persuasive evidence of an arrangement exists;
- The price to the buyer is fixed and determinable; and
- Collectibility of the sales price is reasonably assured.

Revenue from domestic sales of formulation products is recognized on dispatch of the product to the stockist by the consignment and clearing and forwarding agent of the Company. Revenue from domestic sales of active pharmaceutical ingredients and intermediates is recognized on dispatch of products to customers, from the factories of the Company. Revenue from export sales is recognized when significant risks and rewards are transferred to the customers, generally on shipment of products.

Revenue from product sales includes excise duty and is shown net of sales tax and applicable discounts and allowances.

Sales of formulations in India are made through consignment and clearing and forwarding agents to stockists. Significant risks and rewards in respect of ownership of formulation products is transferred by the Company when the goods are shipped to stockists from consignment and clearing and forwarding agents. Consignment and clearing and forwarding agents are generally compensated on a commission basis as a percentage of sales made by them.

Sales of active pharmaceutical ingredients and intermediates in India are made directly to the end customers generally, formulation manufacturers, from the factories. Sales of formulations and active pharmaceutical ingredients and intermediates outside India are made directly to the end customers, generally stockists or formulations manufacturers, from the Company or its consolidated subsidiaries.

Sales returns are estimated and provided for in the year of sales. Such allowances are made based on the historical trends. The Company has the ability to make a reasonable estimate of the amount of future returns due to large volume of homogeneous transactions and historical experience with similar types of sales of products.

License fees

Non-refundable milestone payments are recognized in the statement of income when earned, in accordance with the terms prescribed in the license agreement, and where the Company has no future obligations or continuing involvement pursuant to such milestone payment. Non-refundable up-front license fees are deferred and recognized when the milestones are earned, in proportion that the amount of each milestone earned bears to the total milestone amounts agreed in the license agreement.

Services

The Company carries out certain sub-contract activities on behalf of other pharmaceutical companies.

Revenue from these activities are recognized as per the terms of the contracts when the services are performed.

g) Shipping costs

Shipping and handling costs incurred to transport products to customers are included in selling, general and administrative expenses.

h) Inventories

Inventories are stated at the lower of cost or market value. Cost is determined using the first-in-first-out method for all categories of inventories except stores and spares, where cost is determined using the weighted average method. Stores and spares comprise engineering spares such as machinery spares and consumables such as lubricants, cotton waste and oils, which are used in operating machines or consumed as indirect materials in the manufacturing process. Cost in the case of raw materials and stores and spares comprises the purchase price and attributable direct costs, less trade discounts. Cost in the case of work-in-process and finished goods comprises direct labour, material costs and production overheads.

A write-down of inventory to the lower of cost or market value at the close of a fiscal period creates a new cost basis and is not marked up based on changes in underlying facts and circumstances.

Inventories are reviewed on a monthly basis for identification and write-off of slow-moving, obsolete and impaired inventory. Such write-downs, if any, are included in cost of goods sold.

i) Investment securities

Investment securities consist of available for sale debt and equity securities and non-marketable equity securities accounted for by the cost method.

Available for sale securities are carried at fair value based on quoted market prices. For debt securities where quoted market prices are not available, fair value is determined using pricing techniques such as discounted cash flow analysis. Unrealized holding gains and losses, net of the related tax effect, on available for sale securities are excluded from earnings and are reported as a separate component of stockholders' equity until realized. Decline in the fair value of any available for sale security below cost that is determined to be other than temporary, results in reduction in the carrying amount to fair value. Such impairment is charged to the statement of operations. Realized gains and losses from the sale of available for sale securities are determined on a first-in-first-out method and are included in earnings.

Non-marketable equity securities accounted for by the cost method are stated at cost, less provision for any other than temporary decline in value.

j) Derivative financial instruments

On April 1, 2001, the Company adopted SFAS 133, Accounting for Derivative Instruments and Hedging Activities, as amended, when the standard became effective for companies with fiscal years ending March 31. The Company enters into forward foreign exchange contracts, on certain contracts, where the counter party is generally a bank. Such contracts are marked to market and recognized in earnings.

k) Property, plant and equipment

Property, plant and equipment including assets acquired under capital lease agreements are stated at cost less accumulated depreciation. The Company depreciates property, plant and equipment over the estimated useful life using the straight-line method. Assets under capital leases are amortized over their estimated useful life or the lease term as appropriate. The estimated useful lives of assets are as follows:

Buildings	30 to 40 years
Plant and machinery	5 to 15 years
Furniture, fixtures and office equipment	4 to 8 years
Vehicles	4 to 5 years
Computer equipment	3 years

Advances paid towards the acquisition of property, plant and equipment outstanding at each balance sheet date and the cost of property, plant and equipment not put to use before such date are disclosed under capital work-in-progress. The interest cost incurred for funding an asset during its construction period is capitalized based on the actual investment in the asset and the average cost of funds. The capitalized interest is included in the cost of the relevant asset and is depreciated over the estimated useful life of the asset.

l) Intangible assets

Intangible assets consist of goodwill representing the excess of purchase cost over the fair value of the net tangible and identified intangible assets of businesses acquired, and other acquired intangibles, which include trademarks and non-compete arrangements. The acquisition of product brands is recorded as purchase of intangible assets. The assets are recorded on the date of acquisition at cost. Trademarks, marketing know-how and non-compete arrangements are amortized over the expected benefit period or the legal life, whichever is lower. Other intangible assets are amortized on the straight-line method over the period during which the benefits are expected to accrue from these assets. Such periods are as follows:

Goodwill	10 to 15 years
Trademarks	5 to 10 years
Non-compete arrangements	1.5 to 10 years
Marketing know-how	6 months

m) Impairment of long-lived assets and long-lived assets to be disposed of

In accordance with statement of Financial Accounting Standards (SFAS) No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of the Company reviews the long-lived assets and certain identifiable intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less cost to sell.

n) Start-up costs

Costs of start-up activities including organization costs are expensed as incurred.

o) Research and development

Research and development cost is expensed as incurred. Capital expenditure incurred on equipment and facilities acquired or constructed for research and development activities and having alternative future uses, is capitalized as property, plant and equipment.

p) Foreign currency transactions

Foreign currency transactions are converted into Indian rupees at the rates of exchange prevailing on the date of the respective transactions. Assets and liabilities in foreign currency are converted into Indian rupees at the exchange rate prevailing on the balance sheet date. The resulting exchange gains/losses are included in the statement of operations.

For entities that operate in a highly inflationary economy, the functional currency is determined as the Indian Rupee.

q) Stock-based compensation

The Company uses the intrinsic value based method of Accounting Principles Board (APB) Opinion No. 25 to account for its employee stock based compensation plans. The Company has therefore adopted pro forma disclosure provisions of SFAS No. 123, Accounting for Stock-based Compensation.

r) Income taxes

Income taxes are accounted for using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the statement of operations in the period that includes the enactment date. The measurement of deferred tax assets is reduced, if necessary, by a valuation allowance for any tax benefits the future realization of which is more likely than not.

s) Earnings per share

In accordance with SFAS No. 128, earnings per share, basic earnings per share is computed using the weighted average number of common shares outstanding during the period. Diluted earnings per share is computed using the weighted average number of common and dilutive common equivalent shares outstanding during the period, using the treasury stock method for options and warrants, except where the results are anti-dilutive.

t) Reclassifications

Certain reclassifications have been made to conform prior period data to the current presentation. These reclassifications had no effect on the reported earnings.

u) Recent accounting pronouncements

In July 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 141, Business Combinations, and SFAS No. 142, Goodwill and Other Intangible Assets. SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001 as well as all purchase method business combinations completed after June 30, 2001. SFAS No. 141 also specifies the criteria intangible assets acquired in a purchase method business combination must meet to be recognized and reported apart from goodwill, noting that any purchase price allocated to an assembled workforce may not be accounted for separately. SFAS No. 142 will require that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead be tested for impairment at least annually in accordance with the provisions of SFAS No. 142. SFAS No. 142 will also require that intangible assets with definite useful lives be amortized over their respective estimated useful lives to their estimated residual values and reviewed for impairment in accordance with SFAS No. 121 and SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets.

The Company is required to adopt the provisions of SFAS No. 141 for all acquisitions completed after June 30, 2001, and SFAS No. 142 effective April 1, 2002. Furthermore, any goodwill and any intangible assets determined to have an indefinite useful life that are acquired in a purchase business combination completed after June 30, 2001, will not be amortized, but will continue to be evaluated for impairment in accordance with the relevant accounting literature that is applicable until the adoption of SFAS No. 142. Goodwill and intangible assets acquired in business combinations completed before July 1, 2001, will continue to be amortized prior to the adoption of SFAS No. 142.

Upon adoption of SFAS No. 142, SFAS No. 141 will require the Company to evaluate its existing intangible assets and goodwill that were acquired in prior purchase business combinations, and to make any necessary reclassifications in order to conform with the new criteria in SFAS No. 141 for recognition apart from goodwill. Upon adoption of SFAS No. 142, the Company will be required to reassess the useful lives and residual values of all intangible assets acquired in purchase business combinations, and make any necessary amortization period adjustments by the end of the first interim period after adoption. In addition, to the extent an intangible asset is identified as having an indefinite useful life, the Company will be required to test the intangible asset for impairment in accordance with the provisions of SFAS No. 142 within the first interim period. Any impairment loss will be measured as of the date of adoption and recognized as the cumulative effect of a change in accounting principle in the first interim period.

In connection with the transitional goodwill impairment evaluation, SFAS No. 142 will require the Company to perform an assessment of whether there is an indication that goodwill is impaired as of the date of adoption. To accomplish this the Company must identify its reporting units and determine the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill and intangible assets, to those reporting units as of the date of adoption. The Company will then have up to six months from the date of adoption to determine the fair value of each reporting unit and compare it to the reporting unit's carrying amount, to the extent reporting unit's carrying amount exceeds its fair value, an indication exists that the reporting unit's goodwill may be impaired and the Company must perform the second step of the transitional impairment test. In the second step, the Company must compare the implied fair value of the reporting unit's goodwill, determined by allocating the reporting unit's fair value to all of its assets (recognized and unrecognized) and liabilities in a manner similar to a purchase price allocation in accordance with SFAS No. 141, to its carrying amount, both of which must be measured as of the date of adoption. This second step is required to be completed as soon as possible, but no later than the end of the year of adoption. Any transitional impairment loss will be recognized as the cumulative effect of a change in accounting principle in the Company's statement of income.

As of the date of adoption, the Company will have unamortized goodwill in the amount of Rs. 1,589,041 on account of acquisitions and Rs. 56,003 included in the equity investment in affiliates. The unamortized goodwill of Rs. 1,589,041 will be subject to the impairment provisions of SFAS No.142, and goodwill of Rs. 56,003 would continue to be tested for impairment under the provisions of APB 18. Amortization expense related to goodwill was Rs. 151,874, Rs. 182,795 and Rs. 168,713 for the years ended March 31, 2000, 2001 and 2002, respectively. Adoption of SFAS Nos. 141 and 142, will not have a significant impact on the financial statements of the Company.

In August 2001, the FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations. SFAS No. 143 requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. When the liability is initially recorded, the entity capitalizes a cost by increasing the carrying amount of the related long-lived asset. Over time, the liability is accreted to its present value each period, and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, an entity either settles the obligation for its recorded amount or incurs a gain or loss upon settlement. The standard is effective for fiscal years beginning after June 15, 2002.

In August 2001, the FASB issued SFAS No. 144, which required that specified long-lived assets be measured at the lower of carrying amount or fair value less cost to sell, whether reported in continuing operations or in discontinued operations. Under SFAS No. 144, discontinued operations will no longer be measured at net realizable value or include amounts for operating losses that have not yet been incurred. The provisions of SFAS No. 144 are effective for financial statements issued for fiscal years beginning after December 15, 2001.

Adoption of SFAS Nos. 143 and 144, will not have a significant impact on the financial statements of the Company.

In April 2002, the Financial Accounting Standards Board (FASB) issued SFAS No. 145, Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections. SFAS No. 145 provides for the rescission of several previously issued accounting standards, new accounting guidance for the accounting for certain lease modifications and various technical corrections that are not substantive in nature to existing pronouncements. SFAS No. 145 will be adopted beginning January 1, 2003, except for the provisions relating to the amendment of SFAS No. 13, which will be adopted for transactions occurring subsequent to May 15, 2002. Adoption of SFAS No. 145 will not have a material impact on the consolidated financial statements.

3. BUSINESS COMBINATIONS

Merger with Cheminor

On July 31, 2000, the shareholders of the Company and Cheminor approved a plan of merger. The final court approval for the merger was received in December 2000. The consummation of the combination and the transfer of shares were completed on February 20, 2001. Under the terms of the combination agreement, each outstanding equity share of Cheminor has been exchanged for 0.36 newly issued equity shares of DRL. Accordingly, upon consummation of the merger, 5,142,942 equity shares of the Company were issued to the Cheminor shareholders. The operations of Cheminor have been merged with the Company and Cheminor has ceased to exist as a distinct legal entity.

This business combination has been accounted for under the pooling-of-interests method of accounting and accordingly financial statements presented for all prior periods have been restated to include the results of operations, financial position and cash flow of Cheminor. The adjustments eliminate the effects of intercompany transactions. The effects of conforming Cheminor's accounting policies to those of DRL were not material.

Acquisition of minority interest

American Remedies Limited

Under the scheme of arrangement for a merger with American Remedies Limited ("American Remedies"), the Company acquired the balance of the shares it did not yet own (12.9% interest), reflected as a minority interest, through an exchange of shares. Subsequently, American Remedies has ceased to exist as a separate legal entity. This transaction was consummated on October 26, 2001 and has been accounted under the purchase method as a step acquisition.

As per the scheme of arrangement, one share of the Company (two shares post split) was issued in exchange for every 12 shares of American Remedies. Accordingly, the Company has issued 56,694 (113,388 post split) shares valued at Rs. 1,284.39 per share. The fair value of the shares has been determined, based on the market price of shares over a five day period before and after July 15, 2000, i.e. the date when the Company reached an agreement on the purchase price and when the proposed transaction was announced. However, the consummation was delayed due to the delay in obtaining necessary legal and regulatory approval as required by the Indian Companies Act, to bring the Company and American Remedies into a single legal entity.

The purchase cost of Rs. 72,817, being the fair value of the shares issued, has been allocated as follows:

Current assets	Rs. 6,516
Trade marks	65,340
Other non current assets	31,183
Total assets	**103,039**
Deferred tax liabilities	23,326
Other liabilities assumed	6,896
Purchase cost	**Rs. 72,817**

Dr. Reddy's Laboratories Inc.

In March 2000, DRLI, a consolidated subsidiary, acquired 25% of its common stock held by a minority shareholder, for a cash consideration of Rs. 1,072. This acquisition has been accounted for by the purchase method. The acquisition resulted in goodwill of Rs. 1,072, which is being amortized over a period of 10 years. The terms of the purchase also provide for contingent consideration not exceeding US$14,000 over the next ten years based on achievement of specified targets.

Such payments would be recorded as goodwill in the periods in which the contingency is resolved in accordance with the consensus reached by the Emerging Issues Task Force on Issue 95-8, Accounting for Contingent Consideration Paid to the Shareholders of an Acquired Enterprise in a Purchase Business Combination. During the current year, as certain specified targets have been met, DRLI has made a payment amounting to Rs. 125,940 (USD 2.3 million), which has been recorded as goodwill.

4. CASH, CASH EQUIVALENTS AND RESTRICTED CASH

Cash and cash equivalents comprise cash and cash on deposits placed with banks in the normal course of business operations. Restricted cash represents margin money deposits against guarantees and letters of credit. Restrictions on such deposits are released on the expiry of the terms of guarantee and letters of credit.

5. ACCOUNTS RECEIVABLE

The accounts receivable as of March 31, 2000, 2001 and 2002 are stated net of allowance for doubtful accounts. The Company maintains an allowance for doubtful accounts on all accounts receivable, including receivables sold with recourse, based on present and prospective financial condition of the customer and ageing of the accounts receivable after considering historical experience and the current economic environment. Accounts receivable are generally not collateralised.

The activity in the allowance for doubtful accounts receivable is given below:

			Year ended March 31
	2000	**2001**	**2002**
Balance at the beginning of the year	Rs. 82,875	Rs. 135,316	Rs. 183,706
Additional provision	81,123	128,406	78,700
Bad debts charged to provision	(28,682)	(80,016)	(111,191)
Balance at the end of the year	**Rs. 135,316**	**Rs. 183,706**	**Rs. 151,215**

6. INVENTORIES

Inventories consist of the following:

		As of March 31
	2001	**2002**
Raw materials	Rs. 537,710	Rs. 614,465
Stores and spares	197,849	190,922
Work-in-process	484,822	515,958
Finished goods	698,973	872,930
	Rs. 1,919,354	**Rs. 2,194,275**

During the years ended March 31, 2000, 2001 and 2002 the Company recorded an inventory write-down of Rs. 1,763, Rs. 3,103 and Rs. 1,03,141 respectively, resulting from a fall in the market value of certain finished goods and write down of certain raw materials and these amounts are included in the cost of goods sold.

7. OTHER ASSETS

Other assets consist of the following:

	As of March 31	
	2001	2002
Prepaid expenses	Rs. 14,689	37,402
Advances to suppliers	147,972	66,039
Balances with statutory authorities	24,152	104,826
Deposits	72,271	86,464
Others	170,917	322,354
	430,001	**617,085**
Less: Current assets	328,796	521,224
	Rs. 101,205	**Rs. 95,861**

Balances with the statutory authorities represent amounts deposited with the excise authorities and the unutilised excise input credits on purchases. These are regularly utilized to offset the excise liability on the goods produced. Accordingly, these balances have been classified as current assets.

Deposits mainly comprise telephone, premises and other deposits. Others mainly represents receivables of duties, income tax deducted at source on interest received by the Company.

8. PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment consist of the following:

	As of March 31	
	2001	2002
Land	Rs. 83,240	Rs. 137,201
Buildings	926,735	1,103,476
Plant and machinery	3,560,516	3,884,526
Furniture, fixtures and equipment	266,266	307,487
Vehicles	70,420	95,178
Computer equipment	98,475	191,457
Capital work-in-progress	349,422	513,388
	5,355,074	**6,232,713**
Accumulated depreciation and amortization	(2,111,368)	(2,433,601)
	Rs. 3,243,706	**Rs. 3,799,112**

Depreciation expense for the years ended March 31, 2000, 2001 and 2002 was Rs. 3,85,682, Rs. 413,517 and Rs. 458,565 respectively.

9. INVESTMENT SECURITIES

Investment securities consist of the following:

	As of March 31, 2001				As of March 31, 2002			(Rs.)
	Carrying Value	Gross Unrealized Holding Gains	Gross Unrealized Holding Losses	Fair Value	Carrying Value	Gross Unrealized Holding Gains	Gross Unrealized Holding Losses	Fair Value
Available for sale								
Equity securities	4,692	2,440	(927)	6,205	4,692	1,897	(657)	5,932
Debt securities	1,485	68	–	1,553	25	–	–	25
	6,177	2,508	(927)	7,758	4,717	1,897	(657)	5,957
Non-marketable equity securities	13,579	–	–	13,579	5,370	–	–	5,370
	19,756	**2,508**	**(927)**	**21,337**	**10,087**	**1,897**	**(657)**	**11,327**

Debt securities as of March 31, 2002 mature between one through five years. Dividends from securities available for sale, during the years ended March 31, 2000, 2001 and 2002 were Rs. 1,700, Rs. 130 and Rs. 35 respectively, and are included in other income. Proceeds from sale of securities available for sale were Rs. 63,849, Rs. Nil and Rs. 2,363,680 during the years ended March 31, 2000, 2001 and 2002 respectively.

10. INTANGIBLE ASSETS

Intangible assets consist of the following:

	As of March 31	
	2001	**2002**
Goodwill	Rs. 2,591,331	Rs. 2,717,271
Accumulated amortization	(968,713)	(1,128,230)
Goodwill, net	1,622,618	1,589,041
Trademarks	1,246,618	1,504,458
Non-compete arrangements	610,477	610,477
Marketing technical know-how	–	80,000
	1,857,095	2,194,935
Accumulated amortization	(590,340)	(918,538)
Other intangible assets, net	1,266,755	1,276,397
	Rs. 2,889,373	**Rs. 2,865,438**

The Company acquired certain trademarks for a cash consideration of Rs. 20,000 and Rs. 257,840 during the years ended March 31, 2001 and 2002 respectively. Goodwill represents the excess of purchase cost over fair value of the tangible and identified intangible assets on acquisition of American Remedies, Globe Organics Limited, Softcaps and DRLI.

During the current year, the Company has acquired certain dental brands and marketing know-how including customer lists from Group Pharmaceuticals Limited for a total consideration of Rs. 2,60,000. The trademarks acquired have been fair valued at Rs. 180,000 and the marketing know-how including customer lists has been fair valued at Rs. 80,000.

Trademarks also includes an amount of Rs. 65,340 being the fair value of the trademarks assumed, consequent to the acquisition of the minority interest of American Remedies, as explained in note 3 above. Further, the Company also acquired trademarks amounting to Rs. 12,500 from Nectar brands during the current year.

11. OPERATING LEASES

The Company leases office and residential facilities under operating lease agreements, cancellable at any time and are renewable on a periodic basis at the option of both the lessor and the lessee. Rental expense under those leases was Rs. 23,704, Rs. 30,309 and Rs. 52,067 for the years ended March 31, 2000, 2001 and 2002 respectively.

12. INVESTMENT IN AFFILIATES

Aurantis: During the year ended March 31, 2002, the Company discontinued its association with Aurantis, a 50% joint venture in Brazil. The operations of this entity are being phasedout and the Company does not expect to recover the carrying amount of its investment in Aurantis. Accordingly, the Company has written-off the carrying value of the investment of Rs. 45,583 to recognize this other than temporary loss in value.

Reddy Kunshan: During the year ended March 31, 2002, the Company acquired an additional 4.9% interest in Reddy Kunshan for a cash consideration of Rs. 47,532. Consequently, the Company's interest in Reddy Kunshan has increased to 51%. Reddy Kunshan is engaged in manufacturing and marketing of active pharmaceutical ingredients and intermediates and formulations in China.

Three of the Directors of the Company are on the Board of Directors of Reddy Kunshan, which comprises seven directors. Under the terms of the agreement, all decisions with respect to operating activities, significant financing and other activities are taken by the majority approval of atleast five of the seven directors of the board. These significant decisions include amendments to the Articles, suspensions of the operations, alterations to the registered capital etc. As the Company does not have the control over the board and as the other partners have significant participating rights, acting on its own, the Company will not be in a position to control or take any significant operating decisions of Reddy Kunshan and would require approval of other shareholders. Therefore, the Company has accounted for its 51% interest by the equity method.

The Company's equity in the loss of Reddy Kunshan for the year ended March 31, 2001 and 2002 was Rs. 14,308 and Rs. 47,513. The carrying value of the investment in Reddy Kunshan as of March 31, 2001 and 2002 was Rs. 236,342 and Rs. 236,361 respectively.

Pathnet: The Company acquired a 49% interest in Pathnet on March 1, 2001 for a consideration of Rs. 4,000. During the year ended March 31, 2002 the Company further invested Rs. 60,310. Pathnet is engaged in the business of setting up medical pathology laboratories. The Company has accounted its 49% interest in Pathnet by the equity method. The Company's equity in the loss of Pathnet for the year ended March 31, 2001 and 2002 was Rs. 955 and Rs. 37,438 respectively. The carrying value of the investment in Pathnet as of March 31, 2001 and 2002 was Rs. 3,045 and Rs. 25,917 respectively.

13. FINANCIAL INSTRUMENTS AND CONCENTRATION OF RISK

Sale of receivables with recourse: The Company has entered into transactions to transfer trade receivables to banks, subject to recourse to the Company. Under the terms of the arrangement, the Company surrenders control over the trade receivables. Accordingly, the transfer is recorded as a sale of receivable with recourse. Under the recourse obligation, the Company will pay the uncollected receivables to the bank in the event of a default by the debtor. The receivables sold with recourse represent current receivables from customers with high credit standing. Historical evidence reveals that there have been no defaults by such customers. Accordingly, the Company believes that the fair value of the recourse obligation is not material. The discounting charges associated with the sale have been recognized as a component of interest expense. As of March 31, 2000, 2001 and 2002, the Company has sold trade receivables aggregating, Rs. 152,112, Rs. 68,789 and Rs. Nil respectively, where the recourse obligation is outstanding.

Concentration of risk: Financial instruments that potentially subject the Company to concentrations of credit risk consists principally of cash equivalents, accounts receivable and investment securities. The Company's cash resources are invested with financial institutions and commercial corporations with high investment grade credit ratings. Limits have been established by the Company as to the maximum amount of cash that may be invested with any such single entity. To reduce credit risk, the Company performs ongoing credit evaluations of customers.

Pursuant to the terms of an agreement with Par Pharmaceuticals Inc. ("PAR"), the Company supplies certain generic formulations to PAR for further sale to customers in the United States. The Company initially invoices PAR at its cost and thereafter recovers a percentage of the profits earned by PAR (calculated by reference to a specified formula) from further sale of the products. During the years ended March 31, 2001 and 2002, receivables from PAR under this arrangement aggregated to Rs. Nil and Rs. 849,594 representing Nil and 22.3% of the total receivables and revenues aggregated to Rs. Nil and Rs. 4,039,980, representing Nil and 24.3% of the total revenues of the Company.

Derivative financial instruments: The Company enters into certain forward foreign exchange contracts where counter party is generally a bank. The Company does not consider the non-performance by the counterparty to be significant.

The following table presents the aggregate contracted principal amounts of the Company's derivative financial instruments outstanding:

	As of March 31	
	2001	**2002**
Forward exchange contracts (buy)	US$ 8,839	–

The foreign forward exchange contracts mature between one to six months.

14. RESEARCH AND DEVELOPMENT ARRANGEMENT

The Company undertakes research and development activities primarily through the Research Foundation, a special purpose entity organized as a trust to avail certain tax benefits under the Indian Income Tax Rules. The Research Foundation currently conducts research and development activities primarily for the Company. The operations of the research foundation are funded by the Company and as a result this entity has been consolidated in the financial statements.

On February 27, 1997, the Company entered into a formal research and development arrangement with the Research Foundation whereby the Research Foundation will undertake for the Company, basic and applied research in the fields of diabetes, obesity and dypslipidemia (Specified Research). The cost of Specified Research will be funded by the Company. At present the Research foundation does not undertake any other research for any other entity. The Company will have the first right to use the intellectual property rights relating to patents, copyrights, trademarks and know-how discovered or developed by the Research Foundation during the term of and as a result of work funded by the Company on the Specified Research.

15.BORROWINGS FROM BANKS

The Company has a line of credit of Rs. 3,385,110 and Rs. 3,931,600 as of March 31, 2001 and 2002, from its bankers for working capital requirements. The line of credit is renewable annually. The credit bears interest at the prime rate of the banks, which averaged 11.0% and 12.54% during the years ended March 31, 2001 and 2002. The facilities are secured by inventories, accounts receivable and certain property and contain financial covenants and restrictions on indebtedness.

16.LONG-TERM DEBT

Long-term debt consists of the following:

	As of March 31	
	2001	**2002**
Debentures	Rs. 300,000	–
Foreign currency loans	252,370	–
Rupee term loans	830,523	53,487
	1,382,893	53,487
Less: Current portion	379,515	6,440
Non-current portion	Rs. 1,003,378	Rs. 47,047

During the year ended March 31, 2002, the Company has repaid debentures, foreign currency loans and rupee term loans amounting to Rs. 300,000, Rs. 252,370 and Rs. 787,925 respectively prior to their contractual maturities. The extinguishment has resulted in a loss of Rs. 41,128 and has been classified as other expenses.

All other long-term debt is secured by a charge over the property, plant and equipment of the Company and contain financial covenants and restrictions on indebtedness.

An interest rate profile of long-term debt is given below:

			Year ended March 31
	2000	**2001**	**2002**
Debentures	14.0% to17.3%	14.0% to 17.3%	–
Foreign currency loans	6.8% to 7.8%	5.7% to 7.8%	–
Rupee term loans	6.8% to 18.5%	2.0% to 18.5%	2.0% to 14.0%

A maturity profile of the long-term debt outstanding is as follows:

Maturing in the year ending March 31:	
2003	Rs. 6,440
2004	9,920
2005	6,062
2006	5,920
2007	5,920
Thereafter	19,225
	Rs. 53,487

17.SHAREHOLDERS EQUITY

Equity shares and dividend

The Company presently has only one class of equity shares. For all matters submitted to vote in the shareholders meeting, every holder of equity shares, as reflected in the records of the Company on the date of the shareholders meeting shall have one vote in respect of each share held.

Indian statutes mandate that the dividends shall be declared out of the distributable profits only after the transfer of up to 10% of net income computed in accordance with current regulations to a general reserve. Should the Company declare and pay dividends, such dividends will be paid in Indian rupees to each holder of equity shares in proportion to the number of shares held by him to the total equity shares outstanding as on that date. Indian statutes on foreign exchange govern the remittance of dividend outside India.

In the event of liquidation of the affairs of the Company, all preferential amounts, if any, shall be discharged by the Company. The remaining assets of the Company, after such discharge, shall be distributed to the holders of equity shares in proportion to the number of shares held by them.

Dividends on common stock and the related dividend tax are recorded as a liability at the point of their approval by the shareholders in the annual general meeting. The Company approved dividends, including dividend tax, of Rs. 138,609, Rs. 133,791 and Rs. 561,676 during the years ended March 31, 2000, 2001 and 2002 respectively. The dividend per share was Rs. 3.87, Rs. 3.87, and Rs. 7.38 during the years ended March 31, 2000, 2001 and 2002 respectively. As at March 31, 2002 there are no retained earnings that are not distributable as dividends under Indian company laws.



Public Offering in the United States of America

In April 2001, the Company made a public offering of its American Depositary Shares (ADSs) to international investors. The offering consisted of 13,225,000 ADSs representing 13,225,000 equity shares (adjusted for share split), at an offering price of US$ 10.04 per ADS amounting to Rs. 5,782,725, net of expenses. The equity shares represented by the ADS carry equivalent rights with respect to voting and dividends as the other equity shares. As a part of this offering, 8,602,152 equity shares of Rs. 5 each allotted and outstanding against Global Depository Receipts issued and outstanding have also been converted to American Depository Shares.

Share split

In September 2001, the shareholders of the Company, approved a two-for-one share split with an effective date of October 25, 2001. All references in the consolidated financial statements to number of shares and per share amounts of the Company's equity shares have been retroactively restated to reflect the increased number of equity shares outstanding as a result of the share split.

Cheminor Employee Welfare Trust

During the year ended March 31, 1997, the Company established a controlled trust called the Cheminor Employee Welfare Trust (Welfare Trust). Under this plan, the Welfare Trust would purchase shares of the Company out of funds borrowed from the Company and would grant these shares to eligible employees. The Welfare Trust has, in the aggregate, purchased 41,400 shares of the Company at a cost of Rs. 4,882. However, no shares have been granted to the employees. The shares held by the Welfare Trust are reported as a reduction from stockholders' equity.

18. DEFERRED REVENUE

The Company had entered into a licensing arrangement with Novo Nordisk A/S in February 1997, whereby the Company would receive non-refundable upfront license fee on signing of the agreement and non-refundable payments on achievements of defined milestones.

In accordance with the agreement with Novo Nordisk A/S, the Company has received the fifth non-refundable milestone payment of Rs. 107,775 (US$ 2.25 million) during the year ended March 31, 2002. As per its revenue recognition policy, the Company has recognized this amount as income. The Company has also recognized a proportionate amount of the upfront payment received from Novo, reflected as deferred revenue amounting to Rs. 16,983, as income in the current period, being the proportion that the milestone earned bears to the total milestone amount of the license agreement.

In addition, on September 30, 2001 the Company has, in terms of an agreement entered into with Novartis Pharma AG ("Novartis"), agreed to provide Novartis with an exclusive license to develop, promote, distribute, market and sell certain products to be further developed into drugs for the treatment of specified diseases. Pursuant to the terms of the agreement, the Company has, during the year ended March 31, 2002, received Rs. 235,550 (US$ 5 million) as an up-front license fee. As the up-front license fee did not represent the culmination of a separate earning process, the up-front license fee has been deferred and will be recognised in accordance with its accounting policy proportionately upon the receipt of stated milestones.

19. EMPLOYEE STOCK INCENTIVE PLANS

Dr. Reddy's Employees Stock Option Plan-2002 (the 2002 Plan)

The Company instituted the 2002 Plan for all eligible employees in pursuance of the special resolution approved by the shareholders in the Annual General Meeting held on September 24, 2001. The Scheme covers all employees of DRL and employees of all its subsidiaries. Under the Scheme, the Compensation Committee of the Board ('the Committee') shall administer the Scheme and grant stock options to eligible employees of the Company and its subsidiaries. The Committee shall determine the employees eligible for receiving the options, the number of options to be granted, the exercise price, the vesting period and the exercise period. The vesting period is determined for the options issued on the date of the grant.

The Scheme further provides that in no case shall the Per Share Exercise Price of an option be less than the fair market value on the date of grant. The fair market value of a share on each grant date is defined as the weighted average closing price for 30 days prior to the grant, in the stock exchange where there is highest trading volume during that period. Notwithstanding the foregoing, the Committee may, after getting the approval of the shareholders in the Annual General Meeting, grant options with a Per Share Exercise Price lesser than the fair market value. As the number of shares that an individual employee is entitled to receive and the price of the option are known at the grant date, the scheme is considered as a fixed grant.

During the current year, the Company under this scheme has issued 124,500 options to three employees of its subsidiaries. The vesting period for the options granted varies from 12 to 36 months. The exercise price determined by the Committee is Rs. 977.30 per option, being the fair value (weighted average closing price for 30 days prior to the grant). The market price of the equity shares on the date of the grant was Rs. 949.85. As the market price at the date of grant of options is lower than the exercise price, no deferred compensation cost has been recorded in the books of the Company.

The Company has elected to use intrinsic value-based method of APB Opinion No. 25 to account for the Plan. The movement in the options during the year ended March 31, 2002 is set out below:

	Year ended March 31, 2002
Options outstanding at the beginning of the year	–
Granted	124,500
Forfeited / Cancelled	–
Converted into equity shares	–
Options outstanding at the end of the year	124,500

Reddy US Equity Ownership Plan 2000

In the fiscal year 2001, Reddy US, a consolidated subsidiary, adopted the Reddy US Therapeutics Inc. 2000 Equity Ownership Plan ("the Plan") to provide for issuance of stock options to its employees and certain related non-employees. When the plan was established, Reddy US reserved 500,000 shares for issuance. Under the Plan, stock options may be granted at a price per share not less than the fair market value of the underlying equity shares on the date of grant.

During the previous year ended March 31, 2001, Reddy US issued stock options to employees to purchase 186,000 equity shares of Reddy US at an exercise price of US$ 0.18 per share. The options vest in a graded manner over a period of 4 years from the date of the grant with 25% of the options vesting at the end of each year.

During the current year, the Reddy US has under this scheme, issued additional 109,500 options vested and exercisable at US$ 0.18 per share. The outstanding options have a weighted average remaining contractual life of 8.8 years, with a weighted average exercise price of US$ 0.18.

The movement in the options during the year ended March 31, 2002 is set out below:

	2001	Year ended March 31, 2002
Options outstanding at the beginning of the year	–	186,000
Granted	186,000	109,500
Forfeited / Cancelled	–	(2,000)
Converted into equity shares	–	–
Options outstanding at the end of the year	186,000	293,500

Reddy US has elected to use the intrinsic value-based method of APB Opinion No. 25 to account for the Plan. During the year ended March 31, 2001, Reddy US has not recorded any deferred compensation, as the exercise price was equal to the fair market value of the underlying equity shares, as determined by the directors, on the grant date.

The Company has adopted the pro forma disclosure provisions of SFAS No. 123. Had compensation cost been determined in a manner consistent with the fair value / minimum value approach described in SFAS No. 123, the Company's net income and earnings per share as reported would have been reduced to the pro forma amounts indicated below:

The fair value of each option for DRL Plan is estimated on the date of grant using the Black-Scholes model with following assumptions:

	Year ended March 31, 2002
Dividend Yield	0.3%
Expected life	48 months
Risk free interest rates	8.5%
Volatility	50%

	Year ended March 31	
	2001	2002
Net income		
As reported	Rs. 741,950	Rs. 4,921,042
Adjusted pro forma	741,832	4,904,294
Earnings per share: Basic		
As reported	11.74	64.73
Adjusted pro forma	11.74	64.51
Earnings per share: Diluted		
As reported	11.74	64.62
Adjusted pro forma	11.74	64.40

20. ALLOWANCES FOR SALES RETURNS

Product sales are net of allowances for sales returns. The activity in the allowance for sales returns is given below:

	Year ended March 31		
	2000	2001	2002
Balance at the beginning of the year	Rs. 65,760	Rs. 77,902	Rs. 104,497
Additional provision	79,030	57,342	92,130
Sales returns charged to the provision	(66,888)	(30,747)	(111,730)
Balance at the end of the year	Rs. 77,902	Rs. 104,497	Rs. 84,897

21. OTHER (EXPENSE)/INCOME, NET

Other expense consists of the following:

	2000	2001	2002
Interest expense, net of capitalized interest	Rs. (364,593)	Rs. (387,876)	Rs. (4,866)
Income from redemption of mutual funds	–	–	19,420
Miscellaneous Income	–	–	45,962
Other	62,920	871	93,964
	Rs. (301,673)	**Rs. (387,005)**	**Rs. 154,480**

Interest cost of Rs. 8,227, Rs. 10,735 and Rs. 25,597 has been capitalized during the years ended March 31, 2000, 2001 and 2002 respectively.

22. SHIPPING COSTS

Selling, general and administrative expenses include shipping and handling costs of Rs. 142,356, Rs. 226,544 and Rs. 327,903 for the years ended March 31, 2000, 2001 and 2002 respectively.

23. INCOME TAXES

Income taxes consist of the following:

			Year ended March 31
	2000	**2001**	**2002**
Pre-tax income			
Domestic	Rs. 500,259	Rs. 1,075,246	Rs. 4,930,824
Foreign	40,404	(2,745)	158,865
	540,663	**1,072,501**	**5,089,689**
Income tax benefit / (expense) attributable to continuing operations:			
Current taxes:			
Domestic	Rs. (146,414)	Rs. (286,727)	Rs. (395,674)
Foreign	(9,027)	(15,137)	(26,759)
	(155,441)	**(301,864)**	**(422,433)**
Deferred taxes:			
Domestic	(99,061)	(19,027)	301,830
Foreign	(2,289)	(505)	(33,241)
	(101,350)	(19,532)	268,589
	Rs. (256,791)	**Rs. (321,396)**	**Rs. (153,844)**
Deferred tax benefit / (expense) attributable to other comprehensive income	Rs. (859)	Rs. (71)	Rs. 71

The reported income tax expense differed from amounts computed by applying the enacted tax rates to income / (loss) before income taxes as a result of the following:

			Year ended March 31
	2000	**2001**	**2002**
Income / (loss) before income taxes and minority interest	Rs. 540,663	Rs. 1,072,501	Rs. 5,089,689
Enacted tax rate in India	38.5%	39.55%	35.7%
Computed expected tax benefit / (expense)	Rs. (208,155)	Rs. (424,174)	Rs. (1,817,019)
Effect of:			
Differences between Indian and foreign tax rates	22,548	3,995	(1,541)
Amortization of goodwill	(58,472)	(62,762)	(56,947)
Valuation allowance	(33,690)	(48,906)	(39,942)
Expenses not deductible for tax purposes	(9,836)	(5,406)	(562)
Income exempt from income taxes	98,762	270,345	1,582,317
Foreign exchange (loss) / gains	(22,249)	(12,654)	15,450
Incremental deduction allowed for research and development expenses	21,367	49,083	111,054
Indexation of capital assets	1,915	818	950
Tax rate change	(35,983)	(18,575)	63,913
MAT credit no longer available due to merger	–	(31,437)	–
Others	(32,998)	(41,723)	(11,517)
Income tax benefit / (expense)	Rs. (256,791)	Rs. (321,396)	Rs. (153,844)

The tax effects of significant temporary differences that resulted in deferred tax assets and liabilities and a description of the items that create these differences is given below:

	As of March 31	
	2001	**2002**
Deferred tax assets		
Inventory	Rs. 125,494	Rs. 197,745
Deferred revenue	24,146	105,663
Accounts payable	72,071	51,988
Investment in affiliate	12,240	28,379
Operating loss carry-forward	139,633	103,070
Expenses deferred for tax purposes		
Research and development expenses	56,231	50,757
Employee costs	37,472	38,121
Legal costs	84,432	135,843
Start-up costs	28,123	26,838
Others	6,293	6,256
Other current liabilities	35,771	22,058
	621,906	**766,718**
Less: Valuation allowance	(222,524)	(262,466)
Deferred tax assets	399,382	504,252
Deferred tax liabilities:		
Property, plant and equipment	(526,241)	(514,910)
Intangible assets	(489,187)	(362,597)
Investment securities	(11,041)	(9,897)
Accounts receivable	(50,355)	(58,284)
Others	(28,484)	(17,325)
Deferred tax liabilities	(1,105,308)	(963,013)
Net deferred tax assets/(liabilities)	Rs. (705,926)	Rs. (458,761)

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of the deferred tax assets is dependent upon the generation of future taxable income during the periods in which the temporary differences become deductible. Management considers the scheduled reversal of the projected future taxable income, and tax planning strategy in making this assessment. Based on the level of historical taxable income and projections for future taxable incomes over the periods in which the deferred tax assets are deductible, management believes that it is more likely than not the Company will realize the benefits of those deductible differences, net of the existing valuation allowances. The amount of the deferred tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income are reduced.

A valuation allowance has been established against the deferred tax asset on account of the tax effect of the operating-losses carry forward and other net deferred tax assets of Compact, DRLI, Antilles, RNBV, RPS and Reddy US.

In accordance with the provisions of the local tax laws, operating losses can be carried forward for a period of eight years. Further, under such tax laws, Compact is eligible for a tax holiday for a period of eight years commencing from the fiscal year 2000. Consequently, Compact will not have taxable profits to offset the operating losses carried forward over the next five years.

With regard to DRLI, as future projections of taxable income indicate that the benefits of the deferred tax asset on the operating losses carry forward will not be realized, a valuation allowance has been created.

Valuation allowance has been created with regard to Reddy US as the company specializes in research activities and no income is expected to accrue in the foreseeable future.

The Company has during the year set up a full valuation allowance against the carry forward losses of Antilles, RNBV and RPS as the management based on future projections believes that it is more likely than not that sufficient profits will not be realized to setoff the losses being carried forward at the balance sheet date.

Income exempt from tax represents export earnings exempt for tax purposes and earnings derived from units set up in backward areas for which the Company is eligible for tax concessions under the local laws.

As of March 31, 2002 the Company had a deferred tax asset for operating loss carry-forwards of Rs. 103,070 that expires as follows:

Expiring in the year ending March 31:

2003	Rs.
2004	–
2005	1,922
2006	3,756
2007	1,581
Thereafter (2008 – 2020)	39,803
Thereafter (indefinite)	56,008
	Rs. 103,070

In May 2002, the Indian corporate income tax rate was increased from 35.70% to 36.75%. The effect of this tax law change, an increase in the net deferred tax liability as of March 31, 2002 of approximately Rs. 51,774, will be reflected in the next financial period of the Company which includes the date of enactment.

Undistributed earnings of the Company's foreign subsidiaries amounted to approximately Rs. 248,320, Rs. 252,067 and Rs. 255,979 as of March 31, 2000, 2001 and 2002 respectively. Such earnings are considered to be indefinitely reinvested and, accordingly no provision for income taxes has been recorded on the undistributed earnings.

24. EMPLOYEE BENEFIT PLANS

Gratuity benefits: In accordance with applicable Indian laws, the Company provides for gratuity, a defined benefit retirement plan (Gratuity Plan) covering certain categories of employees. The Gratuity Plan provides a lump sum payment to vested employees, at retirement or termination of employment, an amount based on the respective employee's last drawn salary and the years of employment with the Company. Effective September 1, 1999, the Company established Dr. Reddy's Laboratories Gratuity Fund (Gratuity Fund). Liabilities with regard to the Gratuity Plan are determined by an actuarial valuation, based upon which the Company makes contributions to the Gratuity Fund. Trustees administer the contributions made to the Gratuity Fund. The amounts contributed to the Gratuity Fund are invested in specific securities as mandated by the law and generally consist of federal and state government bonds and the debt instruments of government-owned corporations.

In respect of certain other employees of the Company, the gratuity benefit is provided through annual contribution to a fund managed by Life Insurance Corporation of India (LIC). Under this scheme, the settlement obligation remains with the Company, although the LIC administers the fund and determines the contribution premium required to be paid by the Company and American Remedies.

The following table sets out the funded status of the Gratuity Plan and the amounts recognized in the Company's financial statements:

		As of March 31
	2001	**2002**
Change in the benefit obligations		
Projected Benefit Obligations (PBO) at the beginning of the year	Rs. 49,041	Rs. 70,351
Service cost	6,881	10,329
Interest cost	5,892	7,674
Actuarial loss	13,551	(1,452)
Benefits paid	(5,014)	(2,468)
PBO at the end of the year	Rs. 70,351	Rs. 84,434
Change in plan assets		
Fair value of plan assets at the beginning of the year	Rs. 13,242	Rs. 29,450
Actual return on plan assets	1,509	7,919
Employer contributions	19,713	34,516
Benefits paid	(5,014)	(8,690)
Plan assets at the end of the year	Rs. 29,450	Rs. 63,195
Funded status	Rs. (40,901)	Rs. (21,239)
Unrecognized actuarial loss	22,558	23,166
Unrecognized transitional obligation	11,059	14,457
Net amount recognized	**Rs. (7,284)**	**Rs. 16,384**

Net gratuity cost for the years ended March 31, 2000, 2001 and 2002 included the following components:

			Year ended March 31
	2000	2001	2002
Service cost	Rs. 5,703	Rs. 6,881	Rs. 10,329
Interest cost	4,030	5,892	7,674
Expected return on assets	(592)	(2,147)	(4,090)
Amortization	764	977	1,004
Net gratuity cost	**Rs. 9,905**	**Rs. 11,603**	**Rs. 14,917**

The actuarial assumptions used in accounting for the Gratuity plan are:

		As of March 31
	2001	2002
Discount rate	11.0%	10.0%
Rate of increase in compensation levels	10.0%	9.0%
Rate of return on plan assets	10.5%	9.5%

Superannuation benefits: Apart from being covered under the Gratuity Plan described above, the senior officers of the Company also participate in a defined contribution plan maintained by the Company. The LIC administers this plan. The Company makes annual contributions based on a specified percentage of each covered employee's salary. The Company has no further obligations under the plan beyond its annual contributions. The Company contributed Rs. 7,558, Rs. 5,281 and Rs. 11,095 to the superannuation plan during the years ended March 31, 2000, 2001 and 2002 respectively.

Provident fund benefits: In addition to the above benefits, all employees receive benefits from a provident fund, a defined contribution plan. Both the employee and employer each make monthly contributions to the plan each equal to 12% of the covered employee's salary. The Company has no further obligations under the plan beyond its monthly contributions. The Company contributed Rs. 24,707, Rs. 31,592 and Rs. 43,376 to the provident fund plan during the years ended March 31, 2000, 2001 and 2002 respectively.

25. RELATED PARTY TRANSACTIONS

The Company has entered into transactions with the following related parties:

- Diana Hotels Limited for availing hotel services, AR Chlorides for availing processing services of raw materials and intermediates, Dr. Reddy's Holdings Limited for purchase and sale of active pharmaceutical ingredients and intermediates, Madras Diabetes Specialities Centre Private Limited for undertaking research on our behalf, Dr. Reddy's Heritage Foundation for purchase of services and SR Enterprises for transportation services. The directors of the Company have either a significant ownership interest, controlling interest or exercise significant influence over these entities (Significant interest entities); and
- Employees, directors of the Company and their relatives.

The following is a summary of significant related party transactions:

			Year ended March 31
	2000	2001	2002
Purchases from:			
Significant interest entities	Rs. 6,931	Rs. 6,792	Rs. 20,335
Relatives of directors	1,086	–	–
Sales to:			
Affiliate	12,202	2,791	–
Significant interest entities	16,080	2,480	525
Administrative expenses paid to:			
Significant interest entities	4,827	7,701	11,400
Directors and their relatives	9,752	8,245	14,671
Consulting fees paid to a director	–	4,540	–

The Company has the following amounts due from related parties:

		As of March 31
	2001	2002
Significant interest entities	Rs. 144	Rs. 390
Directors and their relatives	2,270	2,270
Employee loans	41,464	69,409
Other employee receivables	13,983	–
	Rs. 57,861	Rs. 72,069

The Company has the following amounts due to related parties:

Significant interest entities	Rs. 1,083	Rs. 3,500

Certain employee loans amounting to Rs. 8,850 and Rs. 7,000 as of March 31, 2001 and 2002 respectively do not have any fixed repayment terms. Accordingly, the fair value of such loans cannot be determined. The estimated fair value amounts of other employee loans were Rs. 24,245 and Rs. 46,096 as of March 31, 2001 and 2002 respectively. These amounts have been determined using available market information and appropriate valuation methodologies. Considerable judgement is required to develop the estimates of fair value. Thus, the estimates provided herein are not necessarily indicative of the amounts the Company could realize in the market.

The required repayments of employee loans other than those that do not have any fixed repayment terms, as of March 31, 2002 granted for purchase of vehicles and property are given below:

Repayable in the year ending March 31:

2003	Rs. 18,088
2004	12,822
2005	12,976
2006	10,813
2007	4,210
Thereafter	3,500
	Rs. 62,409

26. COMMITMENTS AND CONTINGENCIES

Capital Commitments: As of March 31, 2001 and 2002, the Company had committed to spend approximately Rs. 67,562 and Rs. 821,865 respectively, under agreements to purchase property and equipment. The amount is net of capital advances paid in respect of such purchases.

Litigations / Contingencies: The Company manufactures and distributes Norfloxacin, a formulations product. Under the Drugs Prices Control Order (DPCO), the Government of India (GOI) has the authority to designate a pharmaceutical product as a 'specified product' and fix the maximum selling price for such product. In 1995, the GOI notified Norfloxacin as a 'specified product' and fixed the maximum selling price. The Company has filed a legal suit against the notification on the grounds that the rules of the DPCO were not complied with. The matter is currently under litigation in the Andhra Pradesh High Court (High Court). The High Court has granted an interim order in favour of the Company. Accordingly, the Company continues to sell Norfloxacin at prices in excess of the maximum selling price fixed by the GOI.

In the event that the Company is unsuccessful in the litigation, it will be required to refund the sale proceeds in excess of the maximum selling price to the GOI. As of March 31, 2001 and 2002 this excess is estimated at Rs. 134,546 and Rs. 148,562 respectively.

The Indian Council for Environmental Legal Action filed a writ in 1989 under article 32 of the Constitution of India against the Union of India and others in the Supreme Court of India for the safety of people living in the Patancheru and Bollarum areas of Medak district of Andhra Pradesh, in which the Company also has been named as one of the polluting industries.

In 1996, the Andhra Pradesh District Judge proposed that the polluting industries compensate farmers in the Patancheru, Bollarum and Jeedimetla areas for discharging effluents which damaged the farmers' agricultural land. The compensation was fixed at Rs. 1,300 per acre for dry land and Rs. 1,700 per acre for wet land over the following three years. Accordingly, the Company has paid a total compensation of Rs. 1,922,640. The matter is still pending with the Supreme Court. However, the Company has not recorded any provision in the financial statements with respect to this matter as it considers the possibility of liability to be remote.

While the ultimate outcome of the above mentioned litigation cannot be ascertained at this time, based on current knowledge of the applicable law, management believes that this lawsuit should not have a material adverse effect on the Company's financial statements or its business operations.

Additionally, the Company is also involved in other lawsuits, claims, investigations and proceedings, including patent and commercial matters, which arise in the ordinary course of business. However, there are no such matters pending that the Company expects to be material in relation to its business.

27. SEGMENT REPORTING AND RELATED INFORMATION

a) *Segment information*

The Chief Operating Decision Maker (CODM) evaluates the Company's performance and allocates resources based on an analysis of various performance indicators by product segments. The product segments and the respective performance indicators reviewed by the CODM are as follows:

- Formulations – Revenues by therapeutic product category;
- Active pharmaceutical ingredients and intermediates – Gross profit, revenues by geography and revenues by key products;
- Generics– Gross profit;
- Diagnostics, critical care and biotechnology – Net income; and
- Drug discovery – Revenues and expenses.

The CODM of the Company does not review the total assets for each reportable segment. The property and equipment used in the Company's business, depreciation and amortization expenses, are not fully identifiable/ allocable with / to individual reportable segments, as certain assets are used interchangeably between segments. The other assets are not specifically allocable to the reportable segments. Consequently, management believes that it is not practicable to provide segment disclosures relating to total assets since allocation among the various reportable segments is not possible.

Formulations

Formulations, also referred to as finished dosages, consist of finished pharmaceutical products ready for consumption by the patient. An analysis of revenues by therapeutic category of the formulations segment is given below:

			Year ended March 31
	2000	**2001**	**2002**
Gastro-intestinal	Rs. 753,040	Rs. 886,176	Rs. 1,210,185
Cardio–vasculars	579,232	810,723	1,181,526
Anti–infectives	814,365	996,256	992,079
Pain control	530,603	703,786	1,030,527
Nutrients	135,345	341,387	424,125
Others	670,629	1,242,316	1,226,073
	3,483,214	**4,980,644**	**6,064,515**
Intersegment revenues[1]	–	–	191,036
Adjustments[2]	132,525	384,394	(220,332)
Total revenues	**Rs. 3,615,739**	**Rs. 5,365,038**	**Rs. 6,035,219**
Cost of revenues	Rs. 1,160,973	Rs. 1,858,851	Rs. 1,907,603
Intersegment cost of revenues[3]	430,406	333,724	304,598
Adjustments[2]	192,837	85,657	(45,283)
	Rs. 1,784,216	Rs. 2,278,232	Rs. 2,166,918
Gross profit	Rs. 1,891,835	Rs. 2,788,069	Rs. 4,043,350
Adjustments[2]	(60,312)	298,737	(175,049)
	Rs.1,831,523	**Rs. 3,086,806**	**Rs. 3,868,301**

1 Intersegment revenues comprise transfers to the active pharmaceutical ingredients and intermediates segment and are accounted for at the cost to the transferring segment. Transfers to the active pharmaceutical ingredients segment amounted to Rs. 191,036 for the year ended March 31, 2002.

2 The adjustments represent reconciling items to conform the segment information to U.S. GAAP. Such adjustments primarily relate to elimination of sales made to subsidiaries and inter-segment and other adjustments.

3 Intersegment cost of revenues comprise of transfers from the active pharmaceutical ingredients and intermediates segment to formulations and are accounted for at the cost to the transferring segment. Transfers from the active pharmaceutical ingredients and intermediates segment amounted to Rs. 430,406, Rs. 333,724 and Rs. 304,598 for the years ended March 31, 2000, 2001 and 2002 respectively.

Active pharmaceutical ingredients and intermediates

Active pharmaceutical ingredients and intermediates, also known as active pharmaceutical products or bulk drugs, are the principal ingredients for formulations. Active pharmaceutical ingredients and intermediates become formulations when the dosage is fixed in a form ready for human consumption such as a tablet, capsule or liquid using additional inactive ingredients.

Upon consummation of the Company's merger with Cheminor Drugs Limited ("Cheminor"), the performance of active pharmaceutical ingredients and intermediates ("API segment") is viewed on a consolidated basis including DRL and the Cheminor API segment. The CODM currently reviews gross profit along with revenues by geographic segments and key products as performance indicators for the consolidated API segment. Accordingly, to the extent practicable, the previous period has also been presented on the same basis as the new segment information.

An analysis of gross profit for the segment is given below:

			Year ended March 31
	2000	2001	2002
Revenues from external customers	Rs. 3,917,943	Rs. 4,709,228	Rs. 5,060,369
Intersegment revenues[1]	430,406	376,964	479,960
Adjustments[2]	(292,574)	(108,900)	(303,169)
Total revenues	**Rs. 4,055,775**	**Rs. 4,977,292**	**Rs. 5,237,160**
Cost of revenues	Rs. 2,800,175	Rs. 3,186,555	Rs. 3,403,909
Intersegment cost of revenues	–	–	191,036
Adjustments[2]	13,076	(98,445)	272,570
	Rs. 2,813,251	**Rs. 3,088,110**	**Rs. 3,867,515**
Gross profit	Rs. 1,548,174	Rs. 1,899,637	Rs. 1,945,384
Adjustments[2]	(305,650)	(10,455)	(575,739)
	Rs. 1,242,524	**Rs. 1,889,182**	**Rs. 1,369,645**

1 Intersegment revenues comprise of transfers to formulations and generics and are accounted for at the cost to the transferring segment. Transfers to formulations segment amounted to Rs. 430,406, Rs. 333,724 and Rs. 304,598 for the years ended March 31, 2000, 2001 and 2002 respectively. Transfers to the generics segment amounted to Rs. 43,240 and Rs. 175,362 for the years ended March 31, 2001 and 2002 respectively.

2 The adjustments represent reconciling items to conform the segment information to U.S. GAAP. Such adjustments primarily relate to elimination of sales made to subsidiaries and inter-segment and recording of inventory write-downs and other adjustments.

An analysis of revenue by geography is given below:

			Year ended March 31
	2000	2001	2002
USA	Rs. 594,075	Rs. 1,560,632	Rs. 1,559,810
India	1,595,975	1,492,411	1,715,013
Europe	593,900	501,941	404,543
Others	1,133,993	1,154,244	1,624,431
	3,917,943	4,709,228	5,303,797
Adjustments[1]	137,832	268,064	(66,637)
	Rs. 4,055,775	**Rs. 4,977,292**	**Rs. 5,237,160**

1 The adjustments represent reconciling items to conform the segment information to U.S. GAAP. Such adjustments primarily relate to elimination of sales made to subsidiaries and recording of inventory write-downs and other adjustments.

An analysis of revenues by key products is given below:

	Year ended March 31, 2002
Ciprofloxacin HCL	690,511
Ibuprofen	383,936
Sparfloxacin	358,566
Nizatidine	303,991
Naproxen Sodium	285,199
Ranitidine Hydrochloride Form 1	282,415
Dextromethorphan Hydrobromide	238,156
Ranitidine Hydrochloride Form 2	216,818
Enrofloxacin	178,809
Q Acid	145,280
Sertraline HCL	124,411
Omeprazole Pellets	121,551
Losartan Potassium	119,589
Doxazosin Mesylate	116,629
Naproxen	107,071
Domperidone Maleate	92,160
Lansoprazole Pellets	83,622
Norfloxacin	77,698
NMCP	76,351
Pantoprazole Sodium	74,826
Atorvastatin Calcium	72,826
Clopidogrel Bisulphate	71,202
Terbinafine Hydrochloride	68,914
Others	946,629
Total	**Rs. 5,237,160**

Management believes that as a result of changes in the reporting structure upon consummation of the merger with Cheminor, it is not practicable to present an analysis of revenues by key products for the previous year.

Generics

Generics are generic finished dosages with therapeutic equivalence to branded formulations. The Company entered the global generics market during the year ended March 31, 2001 with the export of Ranitidine-75 mg and Oxaprozin to North America. An analysis of gross profit for the segment is given below.

	Year ended March 31	
	2001	2002
Revenues	Rs. 229,646	Rs. 4,526,787
Less:		
Cost of revenues	Rs. 82,108	Rs. 308,241
Intersegment cost of revenues[1]	43,240	175,362
	Rs. 125,348	Rs. 483,603
Gross Profit	**Rs. 104,298**	**Rs. 4,043,184**

1 Intersegment cost of revenues comprise of transfers from active pharmaceutical ingredients and intermediates to generics and are accounted for at cost to the transferring segment. Transfers from active pharmaceutical ingredients and intermediates segment amounted to Rs. 43,240 and Rs. 175,362 for the years ended March 31, 2001 and 2002 respectively.

Diagnostics, critical care and biotechnology

Diagnostic pharmaceuticals and equipment and specialist products are produced and marketed by the Company primarily for anti-cancer and critical care. An analysis of net income for the diagnostics, critical care and biotechnology segment is given below:

			Year ended March 31
	2000	2001	2002
Revenues	Rs. 193,975	Rs. 342,193	Rs. 429,062
Cost of revenues	128,828	170,765	236,133
Gross profit	65,147	171,428	192,929
Employee costs	16,174	26,544	32,070
Other selling, general and administrative expenses	26,477	88,109	188,850
Other (income), net	(606)	(1,671)	(4,016)
Net income / (loss)	**Rs. 23,102**	**Rs. 58,446**	**Rs. (23,975)**

Drug discovery

The Company is involved in drug discovery through the Research Foundation. The Company commercializes drugs discovered with other products and also licenses these discoveries to other companies. An analysis of the revenues and expenses of the drug discovery segment is given below:

			Year ended March 31
	2000	2001	2002
Revenues	Rs. 76,108	–	Rs. 107,775
Adjustments[1]	13,207	–	16,982
	89,315	–	124,757
Research and development expenses	Rs. 158,889	Rs. 255,898	Rs. 394,807

1 The adjustments represent reconciling items to conform the segment information with U.S. GAAP. Such adjustments primarily relate to deferral of up-front non-refundable license fees.

a) *Reconciliation of segment information to entity total*

	Year ended March 31, 2000		Year ended March 31, 2001		Year ended March 31, 2002	
	Revenues	Gross profit	Revenues	Gross profit	Revenues	Gross profit
Formulations	Rs. 3,615,739	Rs. 1,831,523	Rs. 5,365,038	Rs. 3,086,806	6,035,219	3,868,301
Active pharmaceutical ingredients and intermediates	4,055,775	1,242,524	4,977,292	1,889,182	5,237,160	1,369,645
Generics	–	–	229,646	104,298	4,526,787	4,043,184
Diagnostics, critical care and biotechnology	193,975	65,147	342,193	171,428	429,062	192,929
Drug discovery	89,315	89,315	–	–	124,757	124,757
Others	21,387	(3,924)	60,640	(12,752)	269,697	154,908
	Rs. 7,976,191	**Rs. 3,224,585**	**Rs. 10,974,809**	**Rs. 5,238,962**	**Rs. 16,622,682**	**Rs. 9,753,724**

b) *Analysis of revenue by geography*

The Company's business is organised into five key geographic segments. Revenues are attributable to individual geographic segments based on the location of the customer.

			Year ended March 31
	2000	**2001**	**2002**
India	Rs. 4,752,601	Rs. 5,591,660	Rs. 6,052,055
USA	759,400	1,786,444	6,037,208
Russia and other countries of the former Soviet Union	610,400	1,235,722	1,626,837
Europe	658,866	504,349	781,027
Others	1,194,924	1,856,634	2,125,555
	Rs. 7,976,191	**Rs. 10,974,809**	**Rs. 16,622,682**

c) *Analysis of property, plant and equipment by geography*

Property, plant and equipment (net) attributed to individual geographic segments are given below:

			As of March 31
	2000	**2001**	**2002**
India	Rs. 3,230,854	Rs. 3,200,980	Rs. 3,724,535
USA	15,215	24,536	35,790
Russia and other countries of the former Soviet Union	3,866	14,693	34,574
Europe	1,526	3,113	3,602
Others	156	384	611
	Rs. 3,251,617	**Rs. 3,243,706**	**Rs. 3,799,112**

28. FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair value of the Company's current assets and current liabilities approximate their carrying values because of their short-term maturity. Such financial instruments are classified as current and are expected to be liquidated within the next twelve months. The estimated fair value amounts of long-term debt aggregating Rs. 1,382,893 and Rs. 53,487 amounts to Rs. 1,403,891 and Rs. 56,679 as of March 31, 2001 and 2002 respectively.

Notice is hereby given that the 18th annual general meeting of the Company will be held on Monday, the 26th day of August, 2002 at 11.30 AM at Hotel Viceroy, Tank Bund Road, Hyderabad 500 080 to transact the following business:

ORDINARY BUSINESS

1. To receive, consider and adopt the Profit & Loss Account for the year ended March 31, 2002 and the Balance Sheet as on that date along with the reports of the Directors' and Auditors' thereon.
2. To take note of the interim dividend declared by the Company for the financial year 2001-2002 and declare final dividend for the financial year 2001-2002.
3. To appoint a Director in place of Mr. P N Devarajan, who retires by rotation and being eligible offers himself for re-appointment.
4. To appoint a Director in place of Mr. Ravi Bhoothalingam, who retires by rotation and being eligible offers himself for re-appointment.
5. To appoint the Statutory Auditors and fix their remuneration. The retiring Auditors M/s. Bharat S Raut & Co., are eligible for reappointment. M/s. A Ramachandra Rao & Co., have expressed their intention not to opt for re-appointment as Auditors.

SPECIAL BUSINESS

6. To consider and if thought fit, to pass the following resolution as an ordinary resolution:
   "RESOLVED THAT Dr. Krishna G Palepu be and is hereby appointed Director of the Company."
7. To consider and if thought fit, to pass the following resolution as an ordinary resolution:
   "RESOLVED THAT Mr. Anupam Puri be and is hereby appointed Director of the Company."
8. To consider and if thought fit, to pass the following resolution as an ordinary resolution:
   "RESOLVED THAT subject to the provisions of sections 198, 269, 309, 310 and other applicable provisions, if any, of the Companies Act, 1956 read with schedule XIII thereof, the consent of the Company be and is hereby accorded for amending the clause relating to payment of commission on the net profits of the Company, w.e.f. April 1, 2002, in the resolution passed by the members at the 17th annual general meeting held on September 24, 2001 relating to re-appointment of Dr. K Anji Reddy as Executive Chairman of the Company, so as to read as under:
   In addition to the salary and perquisites, Dr. K Anji Reddy will also be eligible to receive commission upto 1% of the net profits of the Company, as may be decided by the Board of Directors of the Company.
9. To consider and if thought fit, to pass the following resolution as an ordinary resolution:
   "RESOLVED THAT subject to the provisions of sections 198, 269, 309, 310 and other applicable provisions, if any, of the Companies Act, 1956 read with schedule XIII thereof, the consent of the Company be and is hereby accorded for amending the clause relating to payment of commission on the net profits of the Company, w.e.f. April 1, 2002, in the resolution passed by the members at the 17th annual general meeting held on September 24, 2001 relating to re-appointment of Mr. G V Prasad as Executive Vice Chairman and CEO of the Company, so as to read as under :
   In addition to the salary and perquisites, Mr. G V Prasad will also be eligible to receive commission upto 0.5% of the net profits of the Company, as may be decided by the Board of Directors of the Company.
10. To consider and if thought fit, to pass the following resolution as an ordinary resolution:
    "RESOLVED THAT subject to the provisions of sections 198, 269, 309, 310 and other applicable provisions, if any, of the Companies Act, 1956 read with schedule XIII thereof, the consent of the Company be and is hereby accorded for amending the clause relating to payment of commission on the net profits of the Company, w.e.f. April 1, 2002, in the resolution passed by the members relating to appointment of Mr. Satish Reddy as Managing Director and COO of the Company, so as to read as under :
    In addition to the salary and perquisites, Mr. Satish Reddy will also be eligible to receive commission upto 0.5% of the net profits of the Company, as may be decided by the Board of Directors of the Company.
11. To consider and if thought fit, to pass the following resolution as an ordinary resolution:
    "RESOLVED THAT subject to the provisions of sections 198, 269, 309, 310 and other applicable provisions, if any, of the Companies Act, 1956 read with Schedule XIII thereof, the consent of the Company be and is hereby accorded for re-appointment of Mr. Satish Reddy as Managing Director and COO of the Company for a period of five years with effect from October 1, 2002 on the following terms and conditions:

The remuneration payable by way of salary, perquisites and commission would be as follows:

A) Salary – Rs. 60,000

B) Perquisites

Category A

1. Housing – Rent free accommodation or house rent allowance of Rs. 30,000 p.m.
2. Medical reimbursement – For self and family as per the rules of the Company, value not exceeding one month's salary
3. Leave travel assistance – As per the rules of the Company; value not exceeding one month's salary
4. Personal accident insurance – Rs. 6,000 p.a.

Category B

1. Contribution to Provident Fund, Superannuation Fund or Annuity Fund. This will not be included in the computation of the ceiling on perquisites to the extent these either singly or put together are not taxable under the Income Tax Act, 1961. Gratuity payable shall not exceed half-a-month's salary for each completed year of service.
2. Encashment of leave at the end of the tenure will not be included in the computation of the ceiling on perquisites.

Category C

Provision of car for use on Company's business and telephone at residence. These will not be considered as perquisites. The Company shall bill personal long distance calls on telephone and use of car for private purpose.

C) Commission

In addition to the salary and perquisites, the Managing Director and COO will also be eligible to receive commission upto 0.5% of the net profits of the Company as may be decided by the Board of Directors of the Company.

12. To consider and if thought fit, to pass the following resolution as a special resolution:

"RESOLVED THAT the Articles of Association of the Company be amended by inserting the following Article 115A after Article 115:

115A Subject to the applicable provisions of the Companies Act, 1956 or any other applicable provisions as may be stipulated by the regulatory authorities, the Company shall have powers to hold the meeting of Board and Committees thereof through video conferencing or tele-conferencing."

NOTE:

1. An explanatory statement pursuant to section 173 (2) of the Companies Act, 1956 in respect of the special business is annexed hereto.
2. A member entitled to attend and vote is entitled to appoint a proxy to attend and vote instead of himself and the proxy need not be a member of the Company. The instrument of proxy in order to be effective, must be deposited at the registered office of the Company, duly completed and signed not less than 48 hours before the meeting.
3. The register of members and the share transfer books of the Company will remain closed from August 13, 2002 to August 20, 2002 (both days inclusive) in connection with the payment of final dividend for the year ended March 31, 2002.
4. Dividend if declared at the annual general meeting, will be payable to those members whose names appear on the Company's register of members as on August 20, 2002.
5. The shareholders are requested to intimate immediately any change in their address or mandates to their depository participants with whom they are maintaining their demat accounts or to the Company if the shares are held on certificate form.
6. For the convenience of Members and for proper conduct of the meeting, entry to the place of meeting will be regulated by the attendance slip, which is attached with the proxy form. Members are requested to affix their signature at the place provided on the attendance slip and hand over first part of it at the entrance of the venue.
7. Shareholders desiring any information as regards the accounts are requested to write to the Company at an early date so as to enable the management to keep the information ready.

By the order of the board

Hyderabad
June 4, 2002

SANTOSH KUMAR NAIR
Company Secretary

Explanatory statement pursuant to section 173 (2) of the Companies Act, 1956

Item Nos. 6 and 7

The Board appointed Dr. Krishna G Palepu and Mr. Anupam Puri as Additional Directors of the Company at the meeting of Board of Directors held on January 29, 2002 and June 4, 2002 respectively.

As per section 260 of the Companies Act, 1956 the above appointments will be valid upto the forthcoming annual general meeting of the Company. The Company has received notices under section 257 of the Companies Act, 1956, from a shareholder proposing them for the Directorship on the Board of the Company.

The brief resume' of Dr. Krishna G Palepu and Mr. Anupam Puri are given in the additional shareholders information.

Your Directors recommend the resolution for your approval.

None of the Directors except Dr. Krishna G Palepu and Mr. Anupam Puri are deemed to be concerned or interested in the above resolution except as members.

Item No. 8, 9 and 10

The financial year 2001-2002 witnessed tremendous growth for the Company's revenues and profits. Looking to the net profit earned by the Company and the amount paid as remuneration to the managerial personnel, it is proposed to reduce the commission payable to Dr. K Anji Reddy, Mr. G V Prasad and Mr. Satish Reddy and authorise the Board to decide the amount of commission on year to year basis. The maximum rate of commission proposed to be paid exclusive of salary and perquisites is 1%, 0.5% and 0.5% to Dr. K Anji Reddy, Mr. G V Prasad and Mr. Satish Reddy respectively.

After such reduction in remuneration the terms and conditions of appointment would be as under:

	Dr. K Anji Reddy	**Mr. G V Prasad**	**Mr. Satish Reddy**
Salary	100,000	60,000	60,000
Housing	Rent free accommodation or HRA of Rs. 50,000	Rent free accommodation or HRA of Rs. 30,000	Rent free accommodation or HRA of Rs. 30,000
Medical reimbursement	As per rules of the Company	As per rules of the Company	As per rules of the Company
Leave travel assistance	As per rules of the Company not exceeding one month's salary	As per rules of the Company not exceeding one month's salary	As per rules of the Company not exceeding one month's salary
Personal accident insurance	Rs. 10,000	Rs. 6,000	Rs. 6,000
Contribution to PF, Superannuation and annuity funds	As per rules of the Company	As per rules of the Company	As per rules of the Company
Encashment of leave	As per rules of the Company	As per rules of the Company	As per rules of the Company
Car	For Company's business	For Company's business	For Company's business
Telephone	For Company's business	For Company's business	For Company's business
Commission	Upto 1% of the net profits as decided by the board in addition to the salary and perquisites	Upto 0.5% of the net profits as decided by the board in addition to the salary and perquisites	Upto 0.5% of the net profits as decided by the board in addition to the salary and perquisites

The terms as provided hereinabove should be deemed to be abstract of the variation of terms and conditions of appointment of managerial personnel issued to the members of the Company pursuant to Section 302 of the Companies Act, 1956.

Your Directors recommend the resolution for your approval.

None of the Directors except Dr. K Anji Reddy, Mr. G V Prasad and Mr. Satish Reddy are deemed to be concerned or interested in the above resolution except as members.

Item No. 9

The Company had appointed Mr. Satish Reddy as Managing Director and COO of the Company for a period of five years w.e.f. October 1, 1997. The appointment so made will terminate on September 30, 2002.

Mr. Satish Reddy has been one of our Executive Directors since 1993. He was appointed Managing Director & COO in 1995. Prior to this appointment. he was our Executive Director in-charge of the manufacturing operations of active pharmaceutical ingredients, formulations, research and development activities and new products development.

Mr. Satish Reddy has a Master of Science degree in medicinal chemistry from Purdue University and a bachelor of technology degree in chemical engineering from Osmania University. Mr. Satish Reddy is Director on the Board of the following companies under section 275 of the Companies Act, 1956.

Sr. No.	Name of the Company
1	Dr. Reddy's Laboratories Ltd.
2	DRL Investments Ltd.
3	Compact Electric Ltd.
4	Aurigene Discovery Technologies Ltd.
5	Diana Hotels Ltd.
6	Amara Raja Batteries Ltd.
7	Dr. Reddy's Diagnostics Ltd.
8	Dr. Reddy's Aluminium and Power Industries Ltd.
9	Dr. Reddy's Exports Ltd.
10	Zenovus Biotech Pvt. Ltd. (subsidiary of public limited company)

The re-appointment of Mr. Satish Reddy as Managing Director and COO has been proposed in the accompanying resolution.

The terms as provided in the accompanying resolution and hereinabove shall be deemed to be abstract of the terms and conditions of re-appointment of managerial personnel issued to the members of the Company pursuant to section 302 of the Companies Act, 1956.

Your Directors recommend the resolution for your approval.

None of the Directors except Dr. K Anji Reddy, Mr. G V Prasad and Mr. Satish Reddy are deemed to be concerned or interested in the above resolution except as members.

Item No. 10

The Information Technology Act, 2000 recognises the digital and electronic media for communications. It is expected that the Companies Act, 1956 will also be amended in the line with the Information Technology Act, 2000 in order to facilitate the conduct of the Board and Committee meetings through video and tele-conferencing.

It is proposed to amend the Articles of Association of the Company to enable the Board and Committees thereof to conduct meetings by way of electronic means.

Your Directors recommend the resolution for your approval.

None of the Directors are deemed to be concerned or interested in the above resolution except as members.

By order of the Board

Hyderabad
June 4, 2002

SANTOSH KUMAR NAIR
Company Secretary



ADS	American Depository Shares
ANDA	Abbreviated New Drug Application
API	Active Pharmaceutical Ingredients
BSE	Stock Exchange, Mumbai
CCS	Custom Chemical Services
CEO	Chief Executive Officer
CII	Confederation of Indian Industry
COO	Chief Operating Officer
DMF	Drug Master File
DPCO	Drug Price Control Order
DRF	Dr. Reddy's Research Foundation
DRH	Dr. Reddy's Holdings Private Limited
Dr. Reddy's/DRL	Dr. Reddy's Laboratories Limited
EBITDA	Earning Before Interest Depreciation and Tax
EPS	Earning Per Share
ESOS	Employees Stock Option Scheme
Indian GAAP	Indian Generally Accepted Accounting Principles
M&A	Mergers and Acquisition
NYSE	New York Stock Exchange
OECD	Organisation for Economic Cooperation and Development
R&D	Research and Development
ROCE	Return On Capital Employed
RONW	Return on Net worth
RUSTI	Reddy US Therapeutic Inc.
SBU	Strategic Business Unit
SEBI	Securities and Exchange Board of India
TDC	Technology Development Centre
US GAAP	United States Generally Accepted Accounting Principles
USFDA	United States Food and Drug Administration



photography ADITYA ARYA printing PRAGATI


Dr. Reddy's Laboratories Limited
7-1-27 Ameerpet Hyderabad 500 016 India